Form 10-K/A, Exhibit 13
period 1994-06-30
JOSTENS INC
filed 1995-01-05
CIK 54050

EXHIBIT 13
                       ANNUAL REPORT TO SHAREHOLDERS



Jostens Annual Report 1994









Thinking, focusing, considering, progressing, believing, creating,

energizing, achieving, implementing, learning, providing, repositioning,

evolving, recognizing, directing, analyzing, resuming, restoring, anticipating,

strategizing, understanding, teaching, constructing,

working, operating, training, helping, leading, changing.

















Financial Highlights

Statement of Operations (Dollars in millions, except per-share data)


                                           Years ended June 30
                                           1994          1993
                                                     (Restated)
Net Sales                                 $827.3       $836.4
Restructuring Charges                      (69.4)       (50.6)
Loss from Continuing Operations            (26.3)         (.6)
Change in Accounting Principle, Net of Taxes   -         (4.2)
Net Loss                                   (16.2)       (12.7)


Balance Sheet Data

Working Capital                           $172.7       $185.3
Current Ratio                                1.8          1.9
Total Assets                               569.8        613.5
Long-Term Debt                              54.3         54.8
Shareholders' Investment                   256.6        315.7


Common Share Data
Loss Per Share                            $ (.36)      $ (.28)
Cash Dividends                               .88          .88
Book Value                                  5.64         6.95
Stock Price High                          20 7/8       31 1/4
            Low                           15 1/8       16 1/2

Jostens provides products and services to help people achieve, and to measure and recognize their achievements, throughout their lives. Products and services include: yearbooks, class rings, graduation products, student photography packages, technology-based educational software, customized business performance and service awards, sports awards and customized affinity products. The company, founded in 1897, is based in Minneapolis and has facilities throughout the United States and Canada. Customers are served by more than 8,000 employees and 1,200 independent sales representatives.

Letter to Shareholders              2
Foundation for Growth               4
School Products                     6
Recognition                         9
Jostens Learning                   10
Jostens at a Glance                12
Management's Discussion & Analysis 14
Report of Management               22
Report of Independent Auditors     22
Statement of Operations            23
Balance Sheet                      24
Cash-Flow Statement                26
Statement of Shareholders'
  Investment                       27
Notes to Financial Statements      28
Quarterly Financial Data           41
Five-Year Financial Summary        43
Board of Directors                 44
Corporate Management               44
Shareholder Information            45
Facilities                         45


Jostens, a leading provider of performance awards and services for the youth, education, sports and corporate recognition markets, is dedicated to promoting and recognizing achievement throughout a lifetime.




To Our Investors:

Fiscal 1994 was a year of rapid change and transition for Jostens. Action on several strategic fronts helped set the foundation for a return to a period of sustainable, profitable growth. However, the substantial progress we made preparing for the future was not reflected in the company's fiscal 1994 financial performance. In the year ended June 30, Jostens reported a net loss of $16.2 million, or 36 cents per share. The loss included several items that reduced after-tax earnings by $45.2 million, or $1 per share. Among those items were restructuring charges to address critical issues at Jostens Learning, our curriculum software subsidiary, and to remove management layers from our corporate organization.

Despite our 1994 financial performance, we are encouraged by the signifi cant steps we took throughout the year to identify and resolve the problems that led to the company's poor results over the last two years. Those steps, which are discussed in more detail on following pages, enabled us to enter fiscal
1995 with our major issues confined to one business, Jostens Learning. The rest of the company is performing well, and we believe Jostens is turning the corner.

Business Review. The company's most significant problem in fiscal 1994 was Jostens Learning, which continued to underperform expectations in sales and profitability. However, management has worked aggressively to identify the issues and determine a solution. In March, we completed an in-depth analysis of Jostens Learning and the educational technology marketplace. From that review, management developed a restructuring plan. Implementation of the plan began as the fiscal year closed. In essence, we will pare the Jostens Learning organization and refocus it on the kindergarten through grade 12 curriculum software market with products that meet various customer demands. This repositioning will be completed over the next few years.

The more traditional businesses of Jostens performed well in fiscal 1994. The Recognition segment had strong improvements in sales and profitability. The business landed several new large accounts and increased sales to current customers. Profitability also improved in the School Products segment. In Jewelry, we introduced four new ring designs, and Graduation Products moved forward with steps to improve efficiency through technology. In Printing & Publishing, cycle-time improvements enabled Jostens to deliver yearbooks on time, even as severe weather led our competitors to miss delivery deadlines. We built on that success by winning hundreds of new accounts for 1995. The U.S. Photography business consolidated its manufacturing facilities and brought forward a plan for a profitable future. In Canada sales and profits were stable despite a difficult economy, but declined when translated into U.S. dollars.

Portfolio Moves. We divested a number of businesses that no longer fit our core expertise and strategic focus on school and corporate markets. The largest transaction was the January sale of our Sportswear business to Fruit of the Loom for $46.7 million. In early fiscal 1995 we completed the sale of two business interests that no longer fit Jostens Learning's strategy. Our portfolio will include only businesses that fall within our core expertise and that can provide both growth and superior returns. We will manage our portfolio to those measurements.

Cultural Change. Fiscal 1994 marked the beginning of major cultural changes at Jostens, changes that reflect the fierce competitiveness required to succeed in business today. As an organization, we're working to become more agile and dynamic, to make decisions based on hard research, to better understand the needs and tastes of our consumers, and to seize opportunities to improve and expand.

We are also reengineering our business processes by streamlining the organization, eliminating tasks that don't add value and utilizing technology to help make us more efficient and effective. Leading all of these changes is a new management team built in the last two years. In fiscal 1994, Robert P. Jensen was elected to succeed H. William Lurton as chairman of Jostens. Following a national candidate search, the board in March promoted Robert C. Buhrmaster to president and CEO. We have added senior executives in areas critical to fueling growth and shareholder value - such as information systems, marketing and quality and we installed new leadership in several business units. Although the team has been together a relatively short time, it is driving the improvements needed to position Jostens for the future. Responding to new leadership, the people of Jostens embraced change and performed admirably in 1994, and we thank them.

In early fiscal 1995 we welcomed a new member to the Board of Directors. Mannie
L. Jackson is senior vice president-corporate marketing and administration for Honeywell Inc. and chairman and CEO of Harlem Globetrotters International.

The Future. Jostens will continue changing in 1995, as initiatives begun in 1994 take hold. The Jostens Learning repositioning will move forward. We will carry reengineering through our work processes in corporate functions and businesses. And, as we complete the repair of our foundation, we will devote more attention and resources to developing new products that appeal to our customers' changing tastes.

Jostens enters fiscal 1995 in much better shape than a year ago. Our businesses are leaders in their markets.The traditional businesses are functioning well, and we are implementing a plan to return Jostens Learning to profitability. In 1994, our company stepped up to tough but necessary decisions to prepare Jostens for the future. We believe shareholders will see some tangible results of those efforts in fiscal 1995.




/s/Robert C. Buhrmaster
President and Chief Executive Officer



/s/Robert P. Jensen
Chairman of the Board



FOUNDATION FOR GROWTH

Fiscal 1994 was a rebuilding year for Jostens. The company undertook a series of actions to repair its foundation in order to support renewed sales and earnings growth in the future. Management's approach is to: (1) fix problem areas, (2) restructure businesses to capture efficiencies and create competitiveness and (3) rejuvenate each area through new products and new market or business opportunities. The fix phase is nearing completion and many areas are well along with the restructuring phase, while the rejuvenation challenge is primarily ahead. Fiscal 1994 financial results reflect the cost of implementing seven major initiatives to restore the company's foundation. While many were painful in the short term, each initiative represents a key building block needed to support sustainable, profitable growth in the future.

Jostens Learning Repositioning. The company's most pressing issue in 1994 was Jostens Learning, which provides curriculum software to schools. Declines at Jostens Learning have been primarily responsible for the overall profitability declines at Jostens in the last two years. Following a comprehensive review of Jostens Learning and the education marketplace, management created a repositioning plan for the business. With this plan, detailed later in this report, the company anticipates Jostens Learning will return to profitability in fiscal 1996.

Sportswear Sale. In January, Jostens completed the sale of its Sportswear business to Fruit of the Loom. Sportswear products, once sold through college bookstores, were increasingly moving to market through retail outlets. The move off campus meant Sportswear no longer fit the company's strategic focus on schools and corporations.

U.S. Photography Restructuring. Jostens implemented a plan to restructure the U.S. Photography business, reduce costs and provide sound footing for a profitable future. In March, photo processing facilities were consolidated to improve efficiency. The business plans to improve market position and competitiveness by developing new products and employing digital imaging technology, some of which was tested with customers in fiscal 1994. As a result of the restructuring, U.S. Photography improved its performance dramatically in 1994 and is well positioned for a return to profitability in 1995.

Process Reengineering. The company began reengineering its business pro cesses in fiscal 1994. The objectives are to improve service, increase efficiency, improve quality, shorten cycle times and reduce costs. Initial reengineering efforts identified savings opportunities of between $8 million and $10 million in overhead functions alone - nearly halfway toward the company's target of cutting overhead expenses by $20 million to $25 million in the next three years. Reengineering is also under way in manufacturing areas.

Organization Streamlining. The School Products Group (SPG) structure was eliminated and former SPG overhead functions - such as finance, human resources and information systems - were combined with corporate functions. The integration, completed in July 1994, cut three layers from the organization and increased by 50 percent the average number of people reporting to each manager. It also eliminated about 150 positions.

Accounting Revisions. The company thoroughly reviewed its accounting policies and practices in 1994 and made revisions in a number of areas to ensure a realistic but conservative approach, based on changing business conditions, to accounting policies and practices across all units of the organization.

New Management Team. In fiscal 1994, the Board of Directors elected Robert P. Jensen, an outside director, to chairman and elected Robert C. Buhrmaster president and chief executive officer. Buhrmaster, who joined Jostens in late 1992 as chief staff officer and was promoted to president and chief operating officer in June 1993, has led the creation of a new leadership team. The new team is a blend of executives new to Jostens and those with years of experience with the company.

New appointments during the year were: Charles W. Schmid, senior vice president and chief marketing officer; G. Nichols Simonds, vice president and chief information officer; Greg S. Lea, vice president-total quality management; R. Rick Prather, president of the Recognition segment; Trudy A. Rautio, vice president and controller; and Stanley E. Sanderson Jr., president and chief executive officer of the Jostens Learning segment. The new team is making the structural, process and cultural changes required to generate and support renewed growth.

The Future. The future will bring additional management focus on growth opportunities in areas of Jostens' core expertise - helping people achieve, and recognizing and rewarding their achievements in schools and businesses. Management believes the company's businesses have significant top- and bottom line growth potential that can be realized through a combination of factors: utilizing technology to be more competitive; relying on fact-based market research; gaining a better understanding of customer tastes, wants and requirements; and generating new products that excite the marketplace.

Fundamental Strengths. Underlying management's actions are the company's fundamental strengths, which provide a solid base for the future.

Financial: Jostens remains financially strong. Debt-to-total capitalization at year end was a healthy 18 percent - virtually unchanged over the last several years. In 1994, two major credit rating agencies, Moody's and Standard & Poor's, reaffirmed their A2 and A+ ratings of Jostens' long-term debt. In addition, Jostens generated strong cash flow and significantly improved working capital management last year.

Market leadership: Jostens is first or second in market share in virtually all its businesses - and in several cases has a 40 percent or greater share of the market. Management sees opportunities to further strengthen share and to use that market strength to introduce new products and pursue new markets.

Jostens name: The Jostens name is widely recognized in schools and corporations throughout the United States and Canada as a symbol of quality, service and value.

Sales force: A network of about 1,300 sales representatives enables Jostens to become a partner with customers and decision makers - whether they are business executives, students, parents or school administrators. These relationships provide opportunities for Jostens to understand specific customer needs and create customized, value-added solutions, products and services.

Custom manufacturing: The company specializes in crafting programs, prod ucts and services to meet the needs of each customer, adding value above and beyond the product alone.

Commitment to education: In addition to
education-oriented products, the company offers the Jostens Renaissance program to engage administrators, teachers, students and the business community in a process of promoting and recognizing academic achievement. More than 4,500 schools in the United States use Jostens Renaissance methods, which have resulted in better test scores, higher attendance and fewer disciplinary problems. The company also provides grants and other programs to support education.

The transition of Jostens will continue in 1995. As the company's businesses move from the fix and restructure phases to rejuvenation, specific growth strategies are being developed. All areas of the company will benefit from actions taken in fiscal 1994 and will be supported by a restored foundation based on fundamental strengths.


School Products

Jostens' School Products businesses - Printing & Publishing, U.S. Photography, Jostens Canada, Jewelry and Graduation Products - are leaders in providing products and services to schools throughout the United States and Canada. The 1994 performance of School Products, which represents 66 percent of the corporation's sales, reflects its strength; Jostens is the marketshare leader in virtually all School Products businesses. School Products segment sales of $546.2 million in 1994 included the five lines of business and $10.4 million in other sales.

Future top- and bottom-line growth in School Products is tied to a combination of improved efficiency and new product and market opportunities. In the efficiency area, the company is investing in technology and remaking business processes. For example, in fiscal 1995, bar-code scanning technology will be used to process product orders for graduation caps, gowns and announcements. Later in the year, class ring order scanning will begin. The new system will help improve customer service by cutting processing time and improving order accuracy. In the product development area, 1995 will be a year of identifying opportunities for new products and markets that appeal to the tastes of today's young adults and that fit Jostens' expertise in manufacturing and craftsmanship. The company anticipates that opportunities identified in 1995 will result in products for sale in 1996 and beyond.

Printing & Publishing. Printing & Publishing, which produces high school and college yearbooks and provides commercial printing services, improved its manufacturing efficiency and utilization in 1994 by focusing particular types of printing jobs in specific plants, a realignment that contributed to profitability improvement. Improvements in cycle times enabled the business to deliver spring yearbooks on time, despite inclement weather that caused problems for competitors. Then, based on market research and a targeted program with the sales force, Printing & Publishing won from competitors the accounts of more than 500 schools for fiscal 1995.

Fiscal 1994 sales were $191.7 million, up 1 percent from 1993. Printing & Publishing is pursuing growth opportunities in high schools, middle schools and elementary schools with products and services that meet the particular needs of each group. In 1994, the new Memory ExpressTM yearbook was successfully test-marketed in elementary schools and will be expanded in 1995. A new product is scheduled for introduction to the middle school market late in fiscal 1995, and growth in the high school market will be based on market research to better identify changing customer needs. Printing & Publishing is also approaching publishers to establish a presence in book printing, a market segment that will further utilize printing capacity.

U.S. Photography. A repositioning program implemented in 1994 substantially improved operational capabilities and profitability in the U.S. Photography business. Developed under the leadership of the Jostens Canada team, the repositioning included a consolidation of photo processing facilities to improve plant utilization and better serve the North America photo processing market. It also included a planned reduction in sales through realignment of the dealer base. The consolidation will result in improvements in customer response, quality and cycle times, as well as substantial cost improvements. Fiscal 1994 sales of $27.7 million were 9 percent less than 1993, reflecting a planned sales decline related to the repositioning program. U.S. Photography's focus in 1995 is to continue the improvements begun in 1994, test new digital imaging products and return the business to profitability.

Jostens Canada. Jostens Canada - the undisputed leader in school photography, yearbooks and class rings - successfully tested new products, including some based on digital-imaging technology, in a limited number of schools in 1994. In addition to the traditional film method, all Jostens photo plants now have the capability to capture, store and manipulate images in electronic form. This capability enables processing plants to improve cycle times and develop such products as an electronic student identification system that allows schools to electronically record student photos and records.

A new line of class rings introduced in Canada in 1994 took advantage of a new, exclusive computerized engraving system that enables new design styles. The Expressions line, which was tested in Canada's Atlantic region, outsold other more traditional styles by 10 percent. In addition, a new sports ring program, also utilizing computerized engraving technology, is generating volume growth. Successes included the selection of Jostens Canada to provide rings for the Canadian Football League champion Edmonton Eskimos. Jostens Canada is using other technology-based offerings, such as the YeartechTM desktop publishing program, to attract new accounts and renew higher percentages of existing accounts. Fiscal 1994 sales declined 10 percent to $42.3 million. Canada performed solidly in 1994 in Canadian dollars, but a weak exchange rate translated into a decrease in U.S. dollars.

Jewelry. In the Jewelry business, which provides rings and accessories for high schools and colleges, sales were $149.1 million in 1994, up 4 percent from 1993. The number of ring designs was pared to 80 from 200 last year, simplifying customer decisions, and the business introduced four new ring designs - which accounted for nearly 10 percent of ring sales. In operations, Jewelry established a team-based environment to improve productivity and flatten its manufacturing organization.

In fiscal 1995, Jewelry expects to test with consumer panels several ideas for new products and product extensions. The business will also continue building a database of market research to provide the basis for new product development. Jewelry will carry forward efforts to improve service and reduce costs by centralizing customer service and introducing an automated system enabling customers and sales representatives to determine the status of their orders and accounts instantly.

Graduation Products. Graduation Products - which provides caps, gowns, announcements and diplomas for high school and college students - had sales of $125 million in 1994, up 7 percent from 1993. The business benefited from a number of new programs, including the introduction of family nights to display products for students and parents, combining various products and quantities into package offerings, and introducing a rush-order program that allows students to purchase graduation necessities at the last minute. Also introduced in 1994 was Senior SalutesTM, weeklong events to provide college students with one-stop information on caps and gowns, graduation announcements, class rings, diploma plaques, alumni association membership, career counseling, hotel information for families and the graduation ceremony itself. Senior Salutes will be expanded to more schools in 1995. In 1995, Graduation Products will automate its order-entry process, which will improve accuracy and reduce processing time.

Recognition

The Recognition segment in 1994 took advantage of the growing need for companies to recognize employee and business achievements amid turbulent times for North American businesses. As a result, sales and profits in creased at double-digit rates for Recognition, which provides service and performance awards to companies and specialized products to professional and amateur sports teams.During the year, Recognition began providing service under a multi-year contract with AT&T. The business also signed several new accounts, including PaineWebber, Avon, Miles and PPG. Sales to current customers increased as well in 1994.Improved results reflect success at improving operating efficiencies. Over the last three years, Recognition operations have reduced standard manufacturing schedules by more than 50 percent. The business also cut the number of organizational levels to five from nine and significantly increased the number of people reporting to each supervisor.

The business is also employing technology to improve customer service. In fiscal 1994, Jostens became the first service awards company to use interactive voice response (IVR) systems to handle the employee service award selection process. IVR enables a person scheduled to receive a service award to obtain information and select the appropriate gift through a toll-free phone call. The IVR system automatically instructs the caller how to select a gift, then follows up with a fax message to the recipient confirming the selection and delivery date. To ensure the event is formally recognized when the award is delivered, the employee's supervisor is also notified at the time of ordering. The use of IVR is being expanded in 1995, providing Jostens a competitive advantage.

To capitalize on the growing need of companies to emphasize - and meaningfully reward - measurable performance improvement, the Recognition segment is broadening its market of opportunity. Through customized programs, Jostens helps organizations use the concept of recognition as a management tool to drive change, motivate people, and measure and reward accomplishments.


Jostens Learning

At Jostens Learning, the company's wholly owned educational software subsidiary, management took steps in 1994 to identify and begin resolving the issues leading to Jostens Learning's recent performance. A comprehensive study of Jostens Learning and the entire educational technology marketplace concluded that Jostens Learning should focus on its strength _ providing educational software for children in kindergarten through grade 12. From that review, management developed and began implementing a plan to reposition the business. Under the plan, Jostens Learning will offer a complete line of products to meet the various needs of different customers and refocus on providing K-12 educational software that runs on industry-standard hardware. Jostens Learning, which currently offers more than 7,000 hours of curriculum instruction in language arts and mathematics, is implementing a product-line approach to pursue opportunities in five market areas:

Integrated Learning Systems. Fully integrated learning systems (ILS) essentially provide computerized learning stations either throughout a school or in a learning lab classroom. Individual learning stations are linked over a network to a management system that extends the ability of teachers to instruct each student and accurately monitor and assess student progress. Jostens Learning remains a leader in the ILS market segment, with a market share of about 50 percent.

In 1995, Jostens Learning plans to introduce Learning FirstTM-New Edition, a revitalized release of its major ILS product, Learning First. Learning First New Edition will include curriculum updates, as well as major enhancements in graphics, sound, color and animation. The business is also developing a new monitoring and assessment system for teachers. Sales of Learning First-New Edition began in early fiscal 1995, with initial product deliveries scheduled for late in the year.

Modular Products. This market segment, also referred to as mini-ILS prod ucts, comprises schools and districts that require more focused solutions or that can't afford the up-front investment in a full ILS. Modular products range from free-standing products to smaller networks of learning stations. The modular products market, although smaller than the ILS market in terms of dollars of sales, is the fastest growing segment of the educational software marketplace. Many school districts are moving to site-based funding, which means schools must carefully manage their share of the district's investment dollars. By investing in Jostens Learning's modular products, schools can over time build fully integrated learning systems. In 1994, Jostens Learning expanded its modular offerings with Action MathTM, a multi-media offering used in teacher-led classroom discussions of math concepts. Jostens Learning also offers TeachNetTM, a triad of language learning products.

Stand-Alone Products. Jostens Learning will target opportunities to build a bridge from school to home with home-use products that complement classroom curriculum. In fiscal 1995, Jostens Learning will test some concepts and develop plans to profitably participate in this growing market.

Teacher Training. A new teacher training program, Training PLUS, is being introduced to help teachers help students get the maximum benefit of Jostens Learning curriculum. Training PLUS, which offers a core program package as well as additional training and in-service options, is designed as a cost effective and time-efficient approach to staff development.

Enhancements & Renewals. This market area is concerned with keeping the installed base of Jostens Learning customers current by updating and expanding products and by providing continuing training and support. Currently, more than 4 million students use Jostens Learning products in 10,000 schools across the United States.


Jostens at a Glance

School Products - Business. Jostens recognizes individual and group achievement and affiliation in the academic market. School Products com prises five businesses: Printing & Publishing, Jewelry, Graduation Prod ucts, U.S. Photography and Jostens Canada, which is the market leader in school photography, yearbooks and class rings for Canadian schools. In the United States, Jostens is the industry leader in yearbooks, class rings and graduation products and is among the leaders in school photography.

Markets. School Products serves elementary schools, middle schools, high schools, colleges and alumni associations in the United States and Canada through 1,100 independent sales representatives. Jostens also maintains an international sales force in about 50 countries for American schools and military installations.

Products. School Products include elementary through college yearbooks, commercial printing, desktop publishing curriculum kits, class rings, graduation caps and gowns, graduation announcements and accessories, diplomas, trophies, plaques and other awards, individual and group school pictures, group photographs for youth camps and organizations, and senior graduation portraits.

Operating Highlights. Printing & Publishing won more than 500 new accounts for 1995. Jewelry successfully introduced four new ring designs and landed the U.S. Military Academy, U.S. Naval Academy and Virginia Tech class ring accounts. U.S. Photography improved performance by consolidating its North American photo operations from six to four facilities. Jostens Canada successfully tested new products using digital imaging technology.


Recognition - Business. Jostens helps companies promote and recognize achievement in people's careers. It designs, communicates and administers programs to help customers improve performance. Jostens provides products and services that reflect achievements in service, sales, quality, productivity, attendance, safety and retirements. It also produces awards for championship team accomplishments and affinity products for associations.

Markets. Recognition serves customers from mid-size companies to global corporations, professional and amateur sports teams and special interest associations, through an independent sales force of about 100.

Products. Recognition offers a wide assortment of products and services tailored to the needs of the organization it is serving. For global companies like AT&T, PaineWebber and Georgia Pacific, Jostens customizes programs to meet specific customer needs. Generic programs, such as New Generation and Reflections, provide small- and mid-size companies the same product and service features without complex customization. Recognition enjoys exclusive product and personalization distributor arrangements with such companies as LenoxTM china and HartmannTM luggage for the service award marketplace.

Operating Highlights. Recognition had record sales, topping $100 million for the first time; significantly reduced cycle time; and sourced and implemented a new personalization process called Opticrest that allows corporate symbolism to be integrated into awards.


Jostens Learning - Business. Jostens Learning helps teachers teach and children learn with educational software for kindergarten through grade 12. As the nation's largest provider of curriculum software, Jostens Learning currently serves more than 4 million students in 10,000 schools nationwide. Computerized lessons use color, animation and sound to engage students in individualized, self-paced learning on industry-standard microcomputers.

Markets. Jostens Learning focuses on the K-12 market with an employee sales force of about 100. Market segments target integrated learning systems, modular products, stand-alone products and staff development services.

Products. Jostens Learning offers more than 7,000 hours of software-based curriculum in reading, mathematics, language arts, science programs and early childhood instruction, as well as programs for at-risk learning and home learning. Customers may purchase programs to meet specific instructional needs, add products in a modular approach or choose to implement a comprehensive schoolwide solution. Products include Learning First-New Edition, ActionMath K-3 and Training PLUS.

Operating Highlights. Jostens Learning introduced Training PLUS, a customized staff development program that helps schools meet new federal requirements for comprehensive teacher development. The introduction of Learning First-New Edition, ActionMath and a single new management system represent the next generation of interactive curriculum from Jostens Learning.



MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction

This discussion summarizes the significant factors affecting the consoli dated operating results, financial condition and liquidity/cash flow of Jostens Inc. during the three years ended June 30, 1994.
A number of items had an impact on the company's earnings, including: (1) restructurings recorded in the fourth quarters of fiscal 1993 and 1994; (2) discontinued operations; (3) changes in certain accounting estimates in the fourth quarter of fiscal 1993 and the third quarter of fiscal 1994; and (4) restatement of past financial statements. Each is detailed below, following discussion of Results of Operations, Financial Position, Capital Expenditures and Product Development, and Dividends.


Results of Operations


Overall. For fiscal 1994, net sales from continuing operations decreased 1 percent to $827.3 million, compared with $836.4 million in fiscal 1993. Sales in 1993 declined 3 percent from 1992 sales of $858.5 million. The company's lower sales and earnings in fiscal 1994 resulted from a substantial shortfall in Jostens Learning revenue. Sales price increases averaged approximately 3 percent in 1994, 2 percent in 1993 and 3 percent in 1992. Gross margins for the company in fiscal 1994 were 48.5 percent, down from 49.2 percent in 1993 and
50.2 percent in fiscal 1992. This reflects lower margins reported in 1994 by Jostens Learning. The traditional business segments, School Products and Recognition, improved margins through strong cost management. Lower margins also reflect the impact of an inventory change in estimate of $3.2 million in fiscal 1994 (see Changes in Estimates).

Selling and administrative expenses were $360.3 million in 1994, $351.6 million in 1993 and $323.6 million in 1992. These expenses, as a percentage of sales, were 43.5 percent, 42 percent and 37.7 percent, respectively. The 1994 increase is primarily due to changes in accounting estimates of $7.7 million for receivables and $6 million for overdrafts (see Changes in Estimates), and a shortfall in sales at Jostens Learning. The benefits of the restructuring at Jostens Learning and at corporate are expected to occur in fiscal 1995.

During fiscal 1994, the company sold several small parcels of land for a $1.1 million gain, and approximately broke even on disposal of its plaque facility.

Interest expense and income in fiscal 1994 compared with fiscal 1993 reflects lower average debt levels due to the proceeds from the sale of Sportswear and improved cash flow from operations. Interest expense and income in 1993 were favorably affected by a reduction in outstanding debt, cash received from the Wicat acquisition and lower short-term borrowing rates, compared with the previous year.

Net loss for fiscal 1994 was $16.2 million, compared with a loss of $12.7 million in 1993 and net income of $59.2 million in 1992. Included in the 1994 and 1993 net losses are after-tax restructuring charges of $45.3 million and $33.6 million, respectively; a fiscal 1993 after-tax charge of $4.2 million associated with the early adoption of Statement of Financial Accounting Standards (SFAS) No. 106 for postretirement benefits; a net after-tax gain of $10.2 million from discontinued operations in 1994; and losses of $8 million and $1.2 million from discontinued operations in 1993 and 1992, respectively. The 1994 loss per share was 36 cents, compared with a loss per share of 28 cents in 1993 and earnings per share of $1.32 in 1992. Earnings per share from continuing operations prior to the change in accounting principle, discontinued operations and restructuring charges were 42 cents in fiscal 1994, compared with 73 cents in 1993 and $1.34 in 1992.

School Products Segment. Overall School Products sales increased 1 percent to $546.2 million from $540.7 in fiscal 1993. Fiscal 1993 sales declined 1 percent from fiscal 1992. The Printing & Publishing, Jewelry and Graduation Products businesses within this segment all posted sales gains in fiscal 1994. Dollar sales of high school class rings increased, although the number of units sold was essentially stable compared with fiscal 1993. College class ring units sold declined from fiscal 1993. The Graduation Products sales increase stemmed from increases in the buy rates among students as well as an increase in the average amount purchased by each student. Both the Jostens Canada and U.S. Photography businesses within this segment reported sales declines. In Jostens Canada the unit volume was essentially flat, while currency exchange rate fluctuations accounted for most of the decline. The decline in U.S. Photography sales reflected a planned realignment of the dealer base to focus on more profitable business and more closely match the manufacturing capabilities of this business.
School Products showed operating profit improvements in fiscal 1994 due to a combination of cost improvements and modest price increases. Overall School Products operating profit was $73.5 million in fiscal 1994, up 83.8 percent from $40 million in fiscal 1993, which included restructuring costs of $36.5 million. Fiscal 1993 operating profit decreased 52.9 percent from 1992. Printing & Publishing reduced costs by improving its manufacturing efficiency through realigning particular printing jobs in specific plants. Jewelry improved materials and inventory management, as well as reduced the number of ring designs. This business also changed its manufacturing organization to a team-based environment, flattening the organization and improving productivity. U.S. Photography took major steps to maximize plant capacity utilization and effectiveness by closing leased facilities in Clinton, Miss., and Lake Forest, Calif., and transferring production to owned facilities in Webster, N.Y., Jackson, Miss., and Winnipeg, Manitoba, effective in fiscal 1995.

The School Products segment incurred $36.5 million of restructuring charges in fiscal 1993 (see Restructurings, Fiscal 1993). The School Products segment also increased its reserves in inventory, accounts receivable and overdrafts by $16.4 million in fiscal 1994 and $7.5 million in fiscal 1993 (see Changes in Estimates).

Jostens Learning Segment. For the year, Jostens Learning sales were $177.5 million, a decrease of 12 percent from the fiscal 1993 level of $201.6 million. Fiscal 1993 sales declined 8 percent from 1992. The decline in sales of software, hardware and service in fiscal 1994 stemmed from increased competition for school technology funds.
Jostens Learning posted an operating loss of $84.2 million in fiscal 1994, compared with an operating loss of $15.3 million in 1993 and operating profit of $23.4 million in 1992. The 1994 results stemmed from the $60.9 million restructuring charge as well as sales declines in software and service areas, and a shift in product sales from software to hardware, which has lower margins than software. As part of this restructuring, it is estimated the discontinuation of product lines will decrease future annual revenues by $55 million to $70 million. Revenue from the discontinued product lines was $68 million in 1994 and $76 million in 1993. Jostens Learning also incurred $10.4 million in restructuring charges in fiscal 1993 (see Restructurings, Fiscal 1994 and Fiscal 1993).

Recognition Segment. Recognition sales were up 10 percent from fiscal 1993 to $103.7 million. Fiscal 1993 sales declined 1 percent from 1992. Several new accounts were added in fiscal 1994, including AT&T, and sales to current customers also increased.
Recognition operating profit increased 10.5 percent to $9.5 million in fiscal 1994. Fiscal 1993 operating profit of $8.6 million was a 13.3 percent increase from fiscal 1992. Improvements in fiscal 1994 came from reducing costs as well as improving efficiency. The segment also realigned its sales force and reduced the number of organizational levels from nine to five.


FINANCIAL POSITION

Net working capital was $172.7 million at June 30, 1994, reflecting a current ratio of 1.8 to 1. Cash and short-term investments were $107.8 million, up from $13.6 million the previous year, due to the sale of the Sportswear business and improved cash flow from operations.

Accounts receivable decreased to $149.2 million from $201.2 million in 1993, due to the sale of the Sportswear business, lower sales at Jostens Learning, improved collections and change in estimate charges of $7.7 million (see Changes in Estimates).

Inventories decreased to $82.6 million in 1994 from $131.2 million in 1993, due to the sale of the Sportswear business, restructuring write-offs at Jostens Learning, reduced computer hardware inventory levels at Jostens Learning and change in estimate charges of $3.2 million (see Changes in Estimates).

Prepaid expenses decreased to $6.1 million in 1994 from $10.7 million in 1993, due to reduced royalties and commissions at Jostens Learning.

Other receivables decreased to $10.3 million in 1994 from $21.5 million in 1993 as a result of a reduction in the number of sales representatives under contract, change in estimate charges of $6 million taken in the third quarter of fiscal 1994 (see Changes in Estimates), and restructuring write-offs. The reduction is also due to a tax receivable of $3.7 million included in the fiscal 1993 balance. Fiscal 1994 current taxes are in a liability position.

Intangibles increased to $47.7 million in 1994 from $47 million in 1993. The increase was primarily due to the establishment of intangible assets related to additional minimum pension liability requirements of $5.5 million, offset by amortization of $2.3 million and write-offs of $3.2 million.

Net software development costs decreased to $29.4 million in 1994 from $52.7 million in 1993. The decrease was due to amortization of $15.5 million, write offs of $1.9 million due to the company's application of a net realizable value analysis and $25.3 million in writeoffs due to the restructuring, offset in part by the addition of $19.4 million of continuing software development costs.

Net property and equipment decreased to $75.8 million in 1994 from $88.9 million in 1993, primarily due to the sales of the Sportswear busi ness, the plaque facility and several parcels of land.

Accounts payable decreased to $33.2 million in 1994 from $54.2 million in 1993, due to reduced hardware purchases at Jostens Learning and the sale of the Sportswear business.

Salaries, wages and commissions increased to $68.4 million in 1994 from $62.6 million in fiscal 1993, primarily due to fiscal 1994 restructuring reserves in excess of fiscal 1993 restructuring reserves.

Accrued pension costs increased to $19.3 million in 1994 from $8.9 million in 1993, due to a lower than expected return on pension plan assets and a reduction in the discount rate to reflect current prevailing interest rates.

Generally, the company's cash requirements have been met with internally generated funds and through short-term borrowings. The seasonality of the businesses requires the interim financing of inventories and receivables. These short-term borrowings averaged $28.6 million in fiscal 1994 and reached a high of $87 million during the year. This compares with average short-term borrowings of $42.6 million and $38 million in fiscal 1993 and 1992, respectively, with highs of $83.3 million for fiscal 1993 and $93.9 million for fiscal 1992. The average interest rate paid on these borrowings was approximately 3.25 percent for fiscal 1994, compared with 4 percent for fiscal 1993 and 5.6 percent for fiscal 1992. Seasonal financing needs for 1995 will be covered under comparable credit arrangements.

Shareholders' investment declined 19 percent to $256.6 million, down from $315.7 million in 1993. This reduction is primarily attributable to dividends and the fiscal 1994 restructuring charges. Book value at June 30, 1994, was $5.64 per share versus $6.95 for the prior year.
Long-term debt, as a percentage of total capitalization, was 18 percent on June 30, 1994.


CAPITAL EXPENDITURES AND PRODUCT DEVELOPMENT

Capital expenditures were $15.2 million in fiscal 1994, compared with $20.9 million in 1993. The School Products segment accounted for $6.2 million, including computer system upgrades of $2.8 million and various other capital improvement projects. Jostens Learning, Recognition and corporate expended $4 million, $1.1 million and $3.9 million, respectively. About $21 million in capital additions are planned for fiscal 1995, including business systems upgrades involving new hardware and software platforms for the School Products segment.
Fiscal 1994 gross product development costs were approximately $32.3 million, compared with $46.9 million in the prior year. Fiscal 1995 product development costs are expected to be approximately $18 million. The decrease is due to the refocusing of Jostens Learning products on the K-12 marketplace and the conversion to one management system strategy. All development costs will be internally funded.

DIVIDENDS

Cash dividends paid to shareholders in 1994 totaled $40 million.The annual
dividend was 88 cents per share in fiscal 1994 and 1993, up 5    percent from
the 84 cents paid in fiscal 1992.

RESTRUCTURINGS

Fiscal 1994

In the fourth quarter of fiscal 1994, Jostens recorded a total restructuring charge of $69.4 million ($45.3 million after tax, $1 per share), consisting of two components: Jostens Learning for $60.9 million and corporate for $8.5 million.

Jostens Learning: A change in management at Jostens Learning occurred in September 1993, when John Kernan, its chairman and chief executive officer, left the company.

In October 1993, Jostens engaged the management consulting firm of Bain & Company, Inc. (Bain) to thoroughly analyze the markets in which Jostens Learning competes, as well as Jostens Learning's position within those markets. Bain periodically discussed its progress with management and the Board of Directors, and presented the final results of its study to Jostens management in March 1994. The Bain study recommended a substantial restructuring of Jostens Learning to accomplish the objectives defined during the evaluation process.

In March 1994, Jostens Learning hired Stanley Sanderson as its new chief executive officer. Sanderson worked with Bain in developing a restructuring plan intended to address the issues raised in the Bain study. Sanderson has set a new direction for Jostens Learning that is consistent with the Bain study, and he reviewed this direction with the company's Board of Directors in April 1994. Management proposed and the board approved a restructuring plan for Jostens Learning, which was recorded in the fourth quarter of fiscal 1994. Under the plan, Jostens Learning will focus on the K-12 market and offer complete integrated learning systems as well as modular and stand-alone products. Specifically, Jostens Learning will: (1) develop educational software that runs on industry-standard systems and discontinue investments and development in proprietary systems; (2) sell its minority investments in education and technology companies; (3) exit the hardware business and rely on third-party vendors to provide hardware and services; and (4) establish a new model for providing customer training and service.
Jostens recognized a total restructuring charge related to Jostens Learning of $60.9 million. This charge was in the following areas: product development, $39.1 million; exit ancillary businesses, $7.3 mil lion; exit hardware sales and services, $4.1 million; and work-force reduction, $10.4 million.

1. Product Development: In recent years, Jostens Learning has invested heavily in new technologies. Jostens Learning's new strategy will return it to its successful core: developing software curriculum with a dedication to improving the delivery of instruction to children (K-12) through the teacher. Future products will focus on a narrower range of product offerings and operate from a single uniform management system, aiding the development process and streamlining the support and service required after the sale. This will result in the abandonment of certain capitalized software and a proprietary management system.

2. Exit Ancillary Businesses: Jostens Learning will exit ancillary lines of business in order to focus on its core business - the K-12 delivery of instruction. This involves selling both passive investments in other companies as well as operations that do not support this business strategy.

3. Exit Hardware Sales and Services: Jostens Learning has been in the hardware sales and servicing business to provide customers with "one-stop shopping." In order to focus its strengths on curriculum development, Jostens Learning has decided to stop providing hardware and maintenance and to select vendors to provide this for Jostens Learning. Jostens Learning does not expect to be able to fully recover the costs of its hardware inventory, and a reserve has been established for the estimated nonrecoverable amounts.

4. Work-Force Reduction: Jostens Learning is reducing complexity, as described above, by eliminating diverse businesses, adopting a single management system and supporting a simplified product offering. In addition, it is redesigning the in-field service provided to customers, and reducing the amount of product being developed, therefore, requiring less personnel. This will result in severance and relocation costs.

The formal plan covering all areas of restructuring will result in termination of approximately 500 employees, identified by job classification and location. Affected employees were notified of the general terms of the plan in early July 1994. Approximately one-half of the individuals affected were notified and terminated immediately, and all affected employees are expected to be terminated by the end of April 1995.
The company is currently implementing the Jostens Learning restructuring plan. With respect to product development, Jostens Learning has ceased all development work on its proprietary InterActive Media system. In addition, it has adopted a single management system strategy and has begun converting customers to a single system.

Shortly after the end of fiscal 1994, Jostens Learning sold its adult division to Centec Corp. and sold its minority investment in Optical Data Corp. to Cox Communications. Jostens Learning's efforts to exit the hardware sales and service business and reduce the work force are progressing.

Approximately $16.5 million ($9.9 million net of tax) of the charge to earnings related to the Jostens Learning restructuring plan reflects cash to be expended; the remainder represents asset write-offs and accruals for business dispositions. Of the cash expenses, net of tax, the company expects approximately $8.7 million to occur in fiscal 1995 and $1.2 million in fiscal 1996, all of which will be internally funded. The Jostens Learning restructuring is expected to reduce annual revenues and operating costs, with a net benefit of between $10 million and $15 million pre-tax after full implementation, primarily from reductions in amortization and headcount. The company expects Jostens Learning to improve from last year, but still operate at a loss in fiscal 1995 and return to profitability in fiscal 1996.

The company has lease commitments on facilities that will be abandoned in 1995 due to the headcount reductions at Jostens Learning.
The company estimates that the net cost of the commitment for these leases is between $4 million and $6 million after subletting, and will be accrued for when the facilities are vacated. The leases have lives varying from over one year to seven years. (See note on Commitments and Contingencies.)

Corporate: In fiscal 1994, Jostens hired Deloitte & Touche to conduct a study of the company's corporate overhead costs. Deloitte & Touche was requested to recommend how to reengineer the corporate staff functions to improve efficiency and effectiveness. The study, completed in the third quarter of fiscal 1994, recommended changing the management organization. To achieve the goals identified in the study, the company determined that approximately 150 positions needed to be eliminated. A formal plan identifying the number of people, functions and locations was developed and approved by the Board of Directors in the fourth quarter of 1994. Jostens initiated a work-force reduction effort consisting of a voluntary program followed by an involuntary reduction in force. The voluntary program concluded in the fourth quarter of fiscal 1994, with most of the terminations taking place by June 30, 1994. The success of the voluntary program resulted in a majority of the targeted reductions occurring in fiscal 1994 and some involuntary terminations in the first quarter of fiscal 1995.

Jostens recognized a restructuring charge of $8.5 million in the fourth quarter of fiscal 1994 to account for this event. Most of the $5.1 million (net of tax) cash outlay for this restructuring will occur in fiscal 1995 and will be funded internally. This restructuring is expected to reduce annual operating costs by $4 million to $6 million.

Fiscal 1993

The restructuring charge taken in 1993 for continuing operations totaled $50.6 million ($33.6 million after tax, 74 cents per share). It included $26.7 million for restructuring the U.S. Photography business, of which $7.9 million relates to goodwill write-offs ($5.6 million relating to the Portrait World acquisition in 1989 and $2.3 million relating to various smaller photography intangibles), $12.8 million relates to plant shutdowns, and $6 million relates primarily to write-offs of abandoned receivables from independent sales representatives and dealers. The remaining $23.9 million of restructuring charges includes $10.2 million primarily for headcount reductions and relocation expenses; $5 million to write off certain software development costs at Jostens Learning; and $8.7 million primarily for sales force restructuring and policy changes, including write-offs of abandoned receivables from terminated independent sales representatives. The accounts receivable balances, which would have ordinarily been collectible in the absence of the changes in the sales force, were abandoned as part of the territory consolidations and sales force terminations included in the sales force restructuring.

The restructuring accrual for fiscal 1993 decreased by $26.5 million from June 30, 1993, to June 30, 1994, due to the third-quarter disposition of the Sportswear business (see Discontinued Operations) and to payments totaling $11.5 million made in fiscal 1994. Two photography plants that were part of the 1993 restructuring were closed in April and June of 1994. The remaining restructuring accrual at June 30, 1994, is $11.6 million. The net-of-tax outlay is estimated to be paid for with internally generated funds in subsequent periods as follows: fiscal 1995, $4.8 million; fiscal 1996, $1.7 million; fiscal 1997 and beyond, $500,000.
It is estimated that the 1993 restructuring reduced annual operating costs by $3 million to $6 million.


DISCONTINUED OPERATIONS

In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had been written down by $15 million to its estimated net realizable value in the fiscal 1993 restructuring. The sale's future impact on continuing operations and cash flow is expected to be immaterial.

CHANGES IN ESTIMATES

In fiscal 1993, Jostens undertook a major restructuring primarily directed at its School Products businesses. For the first time, a significant reduction (20 percent) of its independent sales force in the Jewelry and Graduation Products businesses, along with a major realignment of the sales territories, occurred. This restructuring marked a substantial change in business conditions. It was no longer possible to grow by adding more sales representatives without also redefining and realigning territories. Increasing school consolidations caused overlaps between sales representatives, thus increasing the costs of managing territories, and more time was required in the sales process for each school by the sales representatives. As a result of these changes in its business conditions, the company recorded additional provisions in the fourth quarter of fiscal 1993 for obsolete inventory, accounts receivable and independent sales force overdrafts of $1 million, $1 million and $5.5 million, respectively. The revised estimates reduced pre-tax income for fiscal 1993 by $7.5 million (4.6 million after tax,10 cents per share).
In light of the ongoing ramifications of the fiscal 1993 restructuring, the separate fiscal 1994 review of Jostens Learning and changes in management and business practices, the company conducted an intensive review of its accounts and accounting practices. As a result of the review, which concluded at the end of the third quarter of fiscal 1994, Jostens increased reserves for inventories by $3.2 million, receivables by $7.7 million and overdrafts by $6 million to reflect amounts estimated not to be recoverable, based upon current facts and circumstances. The revised estimates reduced pre-tax income for fiscal 1994 by $16.9 million ($10.1 million after tax, 22 cents per share).
The changes in estimates are described more fully below:

Inventory: The company has historically monitored inventory and written off obsolete inventory as identified, at least annually. Business volume growth remained below original plan in fiscal 1994, causing a build-up of dated and/or excessive inventories. Accordingly, the company conducted a business-by - business and individual product line review of its inventory. The company re evaluated the adequacy of its reserves for obsolete inventories and, employing a more systematic methodology based on recent experience, determined that an additional charge for specifically identified obsolete inventory should be recorded, and a reserve should be established to reflect current business conditions. The charge to earnings in the third quarter for this was $3.2 million.

Accounts Receivable: Similar to inventory, management has revised its estimates for uncollectible accounts receivable based upon its intensive review. In particular, one account for which reserves had been increased substantially in 1993 continued to deteriorate and resulted in a contract termination and a new contract in late 1994 to facilitate cash collections on accounts receivable. Specific reserves for the estimated uncollectability of this account receivable were increased $3.3 million. The company also increased specific reserves for other accounts deemed to be not fully recoverable. As a result of the review, an additional charge of $4.4 million was recorded.

Overdrafts: The company provides its independent sales representatives with cash draws throughout the year which are netted against their annual earned commissions. It is not unusual for new sales representa tives or those in new territories to earn less commissions than the established draws for a period of several years, creating an "overdraft" situation. Such overdrafts are then reduced in subsequent years through earned commissions.

At the end of fiscal 1993, a restructuring of the sales force occurred which realigned territories and eliminated about 20 percent of the sales force. Overdrafts of $3.2 million applicable to this group thus became uncollectible and were accordingly classified with the fourth-quarter 1993 restructuring. Also, at the end of fiscal 1993, all cash advances to continuing sales representatives were examined for collectability, taking into consideration the newly realigned territories and the sales costs experienced by sales representatives. The company recorded in the fourth quarter of 1993 an additional charge of $5.5 million.

In the third quarter of fiscal 1994, based upon the continuing assessment of the results of the restructuring in light of the new business environment, the company determined that a change in estimate was appropriate to reflect both specifically identified additional over drafts that are estimated to be unrecoverable as well as the establish ment of general reserves to reflect recent experience. An additional charge of $6 million was recorded.


RESTATEMENT

After its fiscal 1993 restructuring, Jostens began centralizing and standardizing business practices, and management reviewed the company's accounting policies and procedures to (1) ensure that they appropriately reflected the way the company was conducting its business in the wake of the fiscal 1993 restructuring, and (2) to determine whether previously identified audit differences, which were immaterial individually and in the aggregate in prior periods, cumulatively had become more significant given the changes in shareholders' investment.

During the first three quarters of fiscal 1994, Jostens conducted this review and consulted with Ernst & Young, its independent auditors. The company determined that the impact on shareholders' investment of the 1993 and 1994 restructurings, as well as the changes in business practices (combined with the company's desire to conform its basic policies to generally accepted accounting principles regardless of the immateriality of these previously identified differences), necessitated the restatement. (See note on Restatement.)




REPORT OF MANAGEMENT


The management of Jostens is responsible for the integrity and objectivity of the financial information presented in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgment. Management is also responsible for establishing and maintaining the company's accounting systems and related internal controls, which are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded. These systems and controls are reviewed by the internal auditors. In addition, the company's code of conduct states that its affairs are to be conducted under the highest ethical standards.
The independent auditors provide an independent review of the financial statements and the fairness of the information presented therein.
The Audit Committee of the Board of Directors, comprised solely of outside directors, meets regularly with management, the company's internal auditors and its independent auditors to review audit activities, internal controls and other accounting, reporting and financial matters. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.


/s/Trudy A. Rautio
Vice President and Controller




/s/Robert C. Buhrmaster
President and Chief Executive Officer


Minneapolis, Minnesota
August 5, 1994





REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Jostens Inc.:

We have audited the accompanying consolidated balance sheets of Jostens Inc. and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens Inc. and subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in the notes to the financial statements, prior years' financial statements have been restated, and in 1993 the company changed its method of accounting for income taxes and postretirement benefits other than pensions.

Ernst & Young LLP
Minneapolis, Minnesota
August 5, 1994



STATEMENTS OF CONSOLIDATED OPERATIONS
Jostens Inc. and Subsidiaries
(Dollars in thousands, except per-share data)
                                                  Years ended June 30
                                               1994      1993      1992
                                                     (Restated)(Restated)

NET SALES                                    $827,338 $836,421  $858,530
Cost of products sold                         426,482  424,543   427,825
                                              400,856  411,878   430,705

Selling and administrative expenses           360,295  351,574   323,599
Restructuring charges                          69,359   50,581         -

OPERATING INCOME (LOSS)                       (28,798)   9,723   107,106

Interest income                                 1,823    2,094     1,415
Interest expense                               (6,803)  (7,746)   (9,864)

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                           (33,778)   4,071    98,657

Income taxes                                   (7,432)   4,623    38,319

INCOME (LOSS) FROM CONTINUING OPERATIONS      (26,346)    (552)   60,338

DISCONTINUED OPERATIONS:
 Loss from operations, net of tax                (810)  (7,970)   (1,169)
  Gain on sale, net of tax                      10,987        -         -

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, NET OF TAX                             -   (4,150)        -

NET INCOME (LOSS)                            $(16,169)$(12,672) $ 59,169

EARNINGS (LOSS) PER COMMON SHARE
Continuing operations                        $   (.58)$   (.01) $   1.34
Loss from discontinued operations                (.02)    (.18)     (.02)
Gain on sale of discontinued operations           .24        -         -
Cumulative effect of change in accounting
  principle                                         -     (.09)        -

Net Income(Loss)                             $   (.36)$   (.28) $   1.32



See notes to consolidated financial statements


CONSOLIDATED BALANCE SHEETS
Jostens Inc. and Subsidiaries
(Dollars in thousands)

                                                   June 30
                                               1994      1993
                                                      (Restated)

ASSETS

CURRENT ASSETS

 Cash and short-term investments               $107,827  $ 13,564
 Accounts receivable, net of allowance
   of $13,749 and $6,869, respectively          149,206   201,202

 Inventories
   Finished products                             28,026     41,773
   Work-in-process                               23,879     46,580
   Materials and supplies                        30,733     42,833
                                                 82,638    131,186

 Deferred income taxes                           39,985     23,449
 Prepaid expenses                                 6,123     10,700
 Other receivables                               10,338     21,485

     Total Current Assets                       396,117    401,586

OTHER ASSETS
 Intangibles                                     47,737     47,005
 Software development costs                      29,356     52,724
 Other                                           20,850     23,247

     Total Other Assets                          97,943    122,976


PROPERTY AND EQUIPMENT
 Land                                             5,277      7,032
 Buildings                                       38,131     44,288
 Machinery and equipment                        164,233    167,571
                                                207,641    218,891
 Accumulated depreciation                      (131,870)  (130,003)

     Total Property and Equipment                75,771     88,888

                                               $569,831   $613,450



See notes to consolidated financial statements


                                                   June 30
                                               1994      1993
                                                      (Restated)
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES

 Accounts payable                            $ 33,192 $ 54,230
 Salaries, wages and commissions               68,394   62,619
 Customer deposits                             36,080   34,621
 Other accrued liabilities                     48,749   45,541
 Dividends payable                             10,001    9,993
 Deferred revenue                              11,820    8,814
 Income taxes                                  14,663        -
 Current maturities on long-term debt             495      494

     Total Current Liabilities                223,394  216,312

LONG-TERM DEBT - LESS CURRENT MATURITIES       54,267   54,843

DEFERRED INCOME TAXES                           5,943   10,661

ACCRUED PENSION COSTS                          19,291    8,901

OTHER NON-CURRENT LIABILITIES                  10,355    7,015

COMMITMENTS AND CONTINGENCIES                       -        -

SHAREHOLDERS' INVESTMENT

 Preferred shares, $1.00 par value:
   Authorized 4,000 shares
   None issued                                      -        -
 Common shares, $ .33 1/3 par value:
   Authorized 100,000 shares
   Issued 1994 - 45,482; 1993 - 45,425         15,160   15,142
 Capital surplus                              152,996  152,312
 Retained earnings                             92,855  151,013
 Foreign currency translation adjustment       (4,430)  (2,749)

     Total Shareholders' Investment           256,581  315,718

                                             $569,831 $613,450





STATEMENTS OF CONSOLIDATED CASH FLOWS
Jostens Inc. and Subsidiaries
(Dollars in thousands)                          Years ended June 30
                                               1994     1993     1992
                                                     (Restated)(Restated)
OPERATING ACTIVITIES
 Net income (loss)                           $(16,169) $(12,672) $ 59,169
 Depreciation and amortization                 38,927    34,896    29,300
 Non-cash restructuring charges                27,333    10,624         -
 Deferred income taxes                        (21,254)  (14,427)    8,585
 Gain on sale of discontinued operations      (10,987)        -         -
 Changes in assets and liabilities, net of
  effects from sale of discontinued operations:
   Accounts receivable                         37,000    15,470    (8,099)
   Inventories                                 26,333  (13,325)       532
   Prepaid expenses                             4,577   (3,562)    (1,383)
   Accounts payable                           (19,396)   5,596     18,987
   Other                                       58,747   41,796     (9,205)

                                              125,111   64,396     97,886
INVESTING ACTIVITIES
 Capital expenditures                         (15,202) (20,900)   (20,428)
 Software development costs                   (19,437) (27,515)   (22,145)
 Minority investments                            (144)  (1,824)    (2,031)
 Net proceeds from sale of
  discontinued operations                      43,808        -          -
 Sale of Broderbund investment                      -        -     19,522

                                                9,025  (50,239)   (25,082)
FINANCING ACTIVITIES
 Cash dividends                               (39,999) (40,798)   (34,539)
 Exercise of stock options                        702    5,721      4,159
 Reduction in long-term debt                     (576) (24,126)   (24,444)
 Issuance of medium-term notes                      -        -     50,000
 Short-term borrowing                               -        -    (35,231)
                                              (39,873) (59,203)   (40,055)

CHANGE IN CASH AND SHORT-TERM INVESTMENTS      94,263  (45,046)    32,749

CASH AND SHORT-TERM INVESTMENTS,
  BEGINNING OF YEAR                            13,564   58,610     25,861

CASH AND SHORT-TERM INVESTMENTS, END OF YEAR $107,827 $ 13,564   $ 58,610


See notes to consolidated financial statements



STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS' INVESTMENT
Jostens Inc. and Subsidiaries


                                                                                  Cumulative
(Dollars in thousands, except                Common Shares    Capital  Retained  Translation
per share data)                             Number   Amount   Surplus  Earnings   Adjustment

Balance-June 30, 1991
  Previously reported                       44,733  $14,911  $130,482  $186,272   $(1,170)
Effect of restatement                                           9,520    (6,419)
Balance-June 30, 1991 (Restated)            44,733   14,911   140,002   179,853    (1,170)
  Net employee stock options
     exercised                                 270       90     3,697
 Transactions of pooled company                 30        9       363
 Net income                                                              59,169
 Cash dividends of $0.84 per share                                      (34,539)
 Tax benefit of stock options                                   2,008
Change in cumulative translation adjustment                                           332
Balance-June 30, 1992 (Restated)            45,033   15,010   146,070   204,483      (838)
  Net employee stock options
     exercised                                 194       65     3,217
  Transactions of pooled company               198       67     2,372
  Net loss                                                              (12,672)
  Cash dividends of $0.88 per share                                     (40,798)
  Tax benefit of stock options                                    653
  Change in cumulative translation adjustment                                      (1,911)
Balance-June 30, 1993 (Restated)            45,425   15,142   152,312   151,013    (2,749)
  Net employee stock options
     exercised                                  57       18     1,203
  Net loss                                                              (16,169)
  Cash dividends of $0.88 per share                                     (39,999)
  Change in cumulative translation adjustment                                      (1,681)
  Restricted stock grants                                       (519)
  Adjustment in minimum pension liability                                (1,990)
Balance-June 30, 1994                       45,482  $15,160  $152,996  $ 92,855   $(4,430)



See notes to consolidated financial statements




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Jostens Inc. and Subsidiaries


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Cash Equivalents and Cash Flows. For purposes of reporting cash flows, cash and short-term investments include cash on hand, time deposits and commercial paper. Short-term investments have an original maturity of three months or less. Total cash payments for income taxes and interest were $8.9 million, $24.2 million, and $33.4 million, and $5.9 million, $7.5 million, and $8.5 million respectively, for 1994, 1993 and 1992.
SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities, must be adopted no later than fiscal 1995. The implementation of this statement is not expected to have a material impact on the results of operations. Marketable securities, which consist of commercial paper, are recorded at cost that approximates market.

Inventories. Gold and certain other inventories aggregating $4.1 million at June 30, 1994, and $2.2 million at June 30, 1993, are stated at the lower of last-in, first-out (LIFO) cost or market, and are $13.8 million and $13.1 million lower in the respective years than such inventories deter mined under the lower of first-in, first-out (FIFO) cost or market. All other inventories are stated at the lower of FIFO cost or market.

Inventory Obsolescence. The company's policy is to employ a systematic methodology that includes quarterly evaluations of inventory, based upon business trends, to specifically identify obsolete, slow-moving and nonsalable inventory. Inventory reserves are evaluated quarterly to ensure they continually reflect current business environment and trends.

Intangibles. Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses. Intangibles are being amortized over various periods of up to 40 years. The company recognized an intangible asset relating to additional minimum pension liability of $5.5 million in 1994. Accumulated amortization at June 30, 1994 and 1993, was $23.2 million and $21.7 million, respectively. The carrying value of intangible assets is assessed annually and/or when factors indicating an impairment are present. The company employs an undiscounted cash flow method of assessment for these assets.

Software Development Costs. Jostens Learning capitalizes software development costs when the project reaches technological feasibility and ceases capitalization when the product is ready for release. Research and development costs related to software development that has not reached technological feasibility are expensed as incurred. Software development costs are amortized on the straight-line method over a maximum of five years or the expected life of the product, whichever is less. Amortization of capitalized software costs for June 30, 1994, 1993 and 1992, was $15.5 million, $10.9 million and $6 million, respectively. Accumulated amortization at June 30, 1994 and 1993, was $35 million and $30.9 million, respectively. Research and development expense charged to operations was $12.9 million, $17.6 million and $13.2 million in 1994, 1993 and 1992, respectively. The company performs a net realizability evaluation of its software products. The company recognized a $1.9 million write-off of software in 1994 as a result of the evaluation, in addition to $25.3 million and $5 million written off in the restructurings of fiscal 1994 and 1993, respectively. No write-offs were recognized in 1993 or 1992 due to impairment of net realizable value.

Depreciation. Depreciation on buildings, machinery and equipment is provided principally on the straight-line method for financial reporting purposes over their estimated useful lives: buildings, 15 to 40 years; machinery and equipment, three to 10 years. Depreciation expense charged to operations was $19.2 million, $20.4 million and $20.2 million in 1994, 1993 and 1992, respectively.

Income Taxes. Effective in fiscal 1993, the company adopted SFAS No.109, Accounting for Income Taxes, by restating prior years. This statement requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under this approach, deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Revenue Recognition. Jostens Learning recognizes revenue for hardware and software upon shipment of the product, provided that no significant vendor or post-contractor obligations remain outstanding and collection of the resulting receivable is deemed probable. Revenue generated from service contracts and post-contract customer support on software is recognized ratably over the period of the contract. The revenue recognition for instruction and user training is part of the service contract recognized ratably over the life of the contract. For insignificant vendor and post contract obligations remaining at the time of shipment, the company's policy is to accrue all such obligations. Deferred revenue comprises payments received in advance of revenue recognized on contracts. For all other Jostens businesses, revenue is recognized upon shipment of the product.

Sales Returns and Warranty Costs. Provisions for sales returns and warranty costs are recorded at the time of sale based on historical information adjusted for current trends.

Translation of Foreign Currencies. Assets and liabilities are translated at the current exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of equity.

Earnings Per Common Share. Earnings per share have been computed by dividing net income by the average number of common shares outstanding. The impact of any additional shares issuable upon the exercise of dilutive stock options is not material.

Postemployment Benefits. SFAS No.112, Employers' Accounting for Postemployment Benefits, must be adopted no later than fiscal 1995. Adopting this statement is expected to result in a $1.1 million charge to operations in the first quarter of fiscal 1995.

Reclassification. Certain 1993 and 1992 balances have been reclassified to conform to the 1994 presentation.


RESTRUCTURING CHARGES

Fiscal 1994

The company recorded a restructuring charge of $69.4 million ($45.3 million after tax, $1 per share) in the fourth quarter of fiscal 1994, including charges of $60.9 million for Jostens Learning and $8.5 million for reduced headcount in the company's general and administrative functions.

The restructuring charge relating to Jostens Learning includes $39.1 million to focus its product development. This involves abandoning certain capitalized software and proprietary management systems. The remaining restructuring charge relating to Jostens Learning includes $7.3 million to exit both direct and indirect investments in three ancillary lines of business, $4.1 million to exit the hardware sales and service business, and $10.4 million for work force reduction.

Total fiscal 1994 restructuring charges included $40.7 million of asset write offs and $28.7 million of accruals, of which $28.2 million remain at June 30, 1994. The accruals are classified as follows: $13.7 million classified in other liabilities, including $3.7 million relating to business dispositions, $200,000 in accounts payable and $14.3 million in salaries, wages and commissions.

Fiscal 1993

In the fourth quarter of fiscal 1993, the company recorded a $50.6 million ($33.6 million after tax, 74 cents per share) restructuring charge for continuing operations. The charge included $26.7 million for restructuring the U.S. Photography business, of which $7.9 million related to goodwill write-offs ($5.6 million relating to the Portrait World acquisition in 1989 and $2.3 million in various smaller photography intangibles), $12.8 million related to plant shutdowns and $6 million related primarily to write-offs of abandoned receivables from independent sales representatives and dealers. The remaining $23.9 million of restructuring charges included $10.2 million primarily for headcount reductions and relocation expenses; $5 million for the write-off of certain software development costs at Jostens Learning; and $8.7 million primarily for sales force restructuring and policy changes, including write-offs of abandoned receivables from terminated independent sales representatives. The accounts receivable balances, which would have ordinarily been collectible in the absence of the changes in the sales force, were abandoned as part of the territory consolidations and sales force terminations resulting from the sales force restructuring.

Prior to reclassification, the 1993 restructuring also included $15 million to write down the carrying value of the Sportswear business to its net realizable value. The $15 million related to the sale of Sportswear in 1994 was reclassified as part of a discontinued operation. (See note on Discontinued Operations.)

The restructuring charges taken in fiscal 1993 have a remaining accrual of $11.6 million as of June 30, 1994, relating to plant shutdown costs and long term leases. Cash payments made on the accruals in fiscal 1994 were approximately $11.5 million.


DISCONTINUED OPERATIONS

In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had been written down by $15 million to its estimated net realizable value in the fiscal 1993 restructuring. Revenues and income tax benefits related to the Sportswear business were $52.1 million, $82.8 million and $68.5 million, and $500,000, $4.9 million and $800,000, respectively, for 1994, 1993 and 1992. Prior-year amounts have been reclassified to present Sportswear as a discontinued operation.


CHANGES IN ACCOUNTING ESTIMATES

As a result of a review that concluded at the end of the third quarter of fiscal 1994, the company increased reserves for inventories, receivables and overdrafts from independent sales representatives to reflect amounts estimated not to be recoverable, based upon current facts and circumstances. The revised estimates reduced pre-tax income for fiscal 1994 by $16.9 million ($10.1 million after tax, 22 cents per share).


RESTATEMENT

The financial statements for the last five fiscal years have been restated because the company has revised the accounting treatment of several items to more fully conform its accounting policies and practices to generally accepted accounting principles. The restatement increased shareholders' investment at June 30, 1993, by $2.4 million. Income from continuing operations after income taxes and net income were reduced by $600,000 (1 cent per share) and $2.8 million (6 cents per share) for the years ended June 30, 1993 and 1992, respectively. Amounts reflected in the restated June 30, 1993, balance sheet include: (1) establishing reserves for vacation pay, sales returns and allowances, and a supplemental executive retirement plan aggregating $20.7 million; (2) reducing the fiscal 1993 restructuring charge by $5 million to reinstate goodwill that was incorrectly deemed to be impaired; (3) increasing capital surplus by $2.4 million for stock appreciation rights canceled in prior years, previously classified as a liability; (4) increasing capital surplus by $10.7 million for tax benefits from prior years' disqualifying disposition of stock options, previously recorded as a tax liability (including $7.5 million that had been reclassified in fiscal 1993 from tax liability to reserves for overdrafts, receivables and inventories); and (5) recording $2.7 million in additional tax benefits from operating loss carryforwards. The company had not previously made these accounting adjustments because they were immaterial individually and in the aggregate to its financial position and results of operations in the previous years to which they relate.

ACQUISITIONS

In August 1992, Jostens acquired Wicat Systems Inc., a provider of technology based learning systems for the education and aviation markets. The transaction was effected through the exchange of approximately 4.1 million common shares of the company for all of the issued and outstanding shares of Wicat. The merger has been accounted for as a pooling of interests; accordingly, all financial data for periods prior to the merger have been restated to include the results of Wicat.

Net sales, net income and earnings per share for the 1992 fiscal year preceding the merger were as follows:

   (Dollars in thousands, except per-share data)

                                  Net      Net     Earnings
                                 Sales    Income   Per Share

   Jostens                     $810,758  $58,608     $1.44
   Wicat                         47,772      561

   Combined                    $858,530  $59,169     $1.32



LONG-TERM DEBT AND OTHER BORROWINGS

   Long-term debt consists of the following:

                                                June 30
   (Dollars in thousands)                    1994      1993
   Medium-term notes, due in August 1996,
    plus interest at 8.02%                  $ 50,000 $ 50,000
   6.75% revenue bonds, covering
    general offices, due in January 2004       3,600    3,600
   Other                                       1,162    1,737
                                              54,762   55,337
   Less current maturities                       495      494

                                            $ 54,267 $ 54,843

Annual maturities on long-term debt are $400,000 in 1996, $50 million in 1997, zero in 1998, zero in 1999 and $3.9 million thereafter.

During fiscal 1994, Jostens had unsecured lines of credit with four banks totaling $110 million, under which the company could either borrow on a short-term basis or use the bank's credit to support the issuance of short-term commercial paper. In addition, the company had unsecured demand facilities with two banks totalling $55 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing. In compensation for its credit arrangements, the company incurred certain commitment fees, which were not significant.


INCOME TAXES

Income (loss) from continuing operations before taxes, discontinued operations and change in accounting principle was as follows:

(Dollars in thousands)                      1994       1993     1992
                                                    (Restated)(Restated)
Domestic                                 $(40,177)  $ (4,547) $ 94,023
Foreign                                     6,399      8,618     4,634

                                         $(33,778)  $  4,071  $ 98,657

The components of the provision for income taxes attributable to earnings from continuing operations were as follows:


(Dollars in thousands)                     1994       1993       1992
                                                   (Restated) (Restated)

Federal                                  $ 10,857   $  8,187  $ 22,081
State                                       3,742      1,755     4,406
Foreign                                     2,603      3,688     3,285
                                           17,202     13,630    29,772
Deferred                                  (24,634)    (9,007)    8,547

                                         $ (7,432)  $  4,623  $ 38,319

The following summarizes the differences between income taxes computed at the U.S. statutory rate and income tax expense from continuing operations for financial reporting purposes:

(Dollars in thousands)                      1994      1993     1992
                                                   (Restated)(Restated)

Tax at U.S. statutory rate               $(11,822)  $  1,384  $ 33,543
State income taxes, net of federal
 income tax benefit                           474        252     3,961
Nondeductible restructuring charges         1,960      1,354         -
All other, net                              1,956      1,633       815

                                         $ (7,432)  $  4,623  $ 38,319

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets as of June 30, 1994 and 1993, were as follows:


   (Dollars in thousands)                      1994       1993
                                                       (Restated)
   Deferred Tax Liabilities
    Capitalized software development costs   $ 11,596  $  19,068
    Tax over book depreciation                  3,869      4,404
    Other, net                                  5,549     11,058

    Net Deferred Tax Liability                 21,014     34,530

   Deferred Tax Assets
    Restructuring charges                      18,689     16,586
    Net operating loss and tax credit
      carryforwards of acquired companies      10,356     12,455
    Allowance for doubtful accounts             7,063      2,876
    Sales representatives' overdraft reserve    3,657      2,118
    Sales returns and allowances                3,401      3,362
    Postretirement benefits                     2,933      2,598
    Pension plans                               4,994      3,314
    Other, net                                  7,605      7,556
                                               58,698     50,865
    Valuation Allowance                        (3,642)    (3,547)
    Net Deferred Tax Assets                    55,056     47,318

    Net Deferred Tax Asset                  $ (34,042) $ (12,788)


At June 30, 1994, the company has net operating loss carryforwards from business acquisitions of $25.2 million for federal income tax purposes that expire in the years 1998 through 2004. The company also has investment tax credit and research and experimentation tax credit carryforwards of $1.5 million that expire in the years 1998 through 2004.

BENEFIT PLANS

The company's noncontributory pension plans cover substantially all employees. The defined benefits provided under the plans are based on years of service and/or compensation levels. Annually, the company funds the actuarially determined costs of these plans, including the amortization of prior service costs over 30 years.
Service cost represents the present value of the increase in future benefits resulting from the current year's service. The projected benefit obligation is the present value of benefits, assuming future compensation levels, for services rendered to date.
During 1994, the company recorded an adjustment of $8.8 million to recognize the minimum pension liability required by the SFAS No.87, Employers' Accounting for Pensions. The adjustment, which had no effect on 1994 income, was offset by recording an intangible asset in the amount of $5.5 million and a reduction in shareholders' investment of $2 million after tax, as required by SFAS No.87.

In 1986, the company established a supplemental executive retirement plan funded by life insurance on the plan participants. While the plan is designed to be self-funding, based upon the life insurance proceeds purchased on behalf of the plan participants, this plan meets the guidelines of SFAS No.87, resulting in a liability of $8.4 million and $8 million as of June 30, 1994 and 1993, respectively.

The components of pension cost and the funded status were as follows:

(Dollars in thousands)                          1994    1993    1992

Service cost                                  $ 3,254 $ 3,209  $ 3,551
Interest on projected benefit obligation        6,925   6,083    5,797
Return on assets - actual loss (gain)             326  (6,164)  (6,964)
                - deferred                     (6,978)     93    1,273
Amortization                                     (359)   (527)      (6)

Pension Cost                                  $ 3,168 $ 2,694  $ 3,651


                                                   June 30, 1994
                                          Plans whose       Plans whose
                                          assets exceed     accrued benefits
                                          accrued benefits  exceed assets

Vested benefit obligation                   $ 34,743         $ 52,664
Accumulated benefit obligation                37,795           54,467
Projected benefit obligation                  45,736           55,839
Fair value of plan assets                     49,304           36,069

Plan assets in excess of (less than)
  projected benefit obligation              $  3,568         $(19,770)
Unrecognized net (gain) loss                  (6,951)           7,075
Unrecognized prior service cost                8,094            5,680
Unrecognized net (asset) at transition        (5,679)          (2,523)
Adjustment required to recognize
  minimum liability                                -           (8,785)
Net Pension Asset (Liability) in
  Consolidated Balance Sheets               $   (968)        $(18,323)

                                                   June 30, 1993
                                           Plans whose       Plans whose
                                           assets exceed     accrued benefits
                                           accrued benefits  exceed assets

Vested benefit obligation                   $ 64,710         $ 11,586
Accumulated benefit obligation                68,500           12,251
Projected benefit obligation                  77,548           13,458
Fair value of plan assets                     86,725                -

Plan assets in excess of (less than)
  projected benefit obligation              $  9,177         $(13,458)
Unrecognized net (gain)                      (11,052)            (397)
Unrecognized prior service cost               13,899            2,027
Unrecognized net (asset) liability
  at transition                               (9,259)             162
Net Pension Asset (Liability) in
  Consolidated Balance Sheets               $  2,765         $(11,666)


Plan assets consist primarily of corporate and U.S.government debt, real estate and corporate equity, including $3.6 million of the company's common stock.

The assumptions used in determining the components of pension cost and the funded status were as follows:
                                                1994    1993   1992

   Weighted average discount rates              7.5%    8.0%   8.0%
   Rates of increase in compensation            5.0%    6.0%   6.0%
   Expected rate of return on assets            8.0%    8.0%   8.0%

In conjunction with the divestiture of Sportswear, accrued benefits under the applicable defined-benefit pension plans were frozen and active participants became fully vested. The plans' trustee will continue to maintain and invest plan assets and will administer benefit payments. In accordance with SFAS No.88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans, a loss of $700,000 was included in the gain on disposal of Sportswear.

The company's retirement savings plan, which covers substantially all nonunion employees, provides for a matching contribution by the company on amounts, limited to 6 percent of compensation, contributed by employees. The company's contribution for the years ended June 30, 1994, 1993 and 1992, was $2.4 million, $1.8 million and $1.4 million, respectively, representing 50 percent of eligible employee contributions in 1994, 33.3 percent in 1993 and 25 percent in 1992.


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Jostens provides medical insurance benefits for substantially all retirees. Employees who retired prior to June 30, 1992, pay medical contributions at an amount either frozen at retirement or at a fixed percentage of the plan costs prior to age 65. Employees retiring after that date receive only a fixed dollar contribution toward coverage prior to age 65. The fixed dollar contribution is based on vested service at retirement and is not projected to increase in the future.
In fiscal 1993, Jostens adopted SFAS No.106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement requires the accrual of postretirement benefit costs during the years an employee provides services. The unfunded obligation of $6.7 million ($4.2 million after tax) was charged against earnings, effective as of the beginning of the year. The cost of these benefits in fiscal 1992 was $600,000, which was recognized as a charge to income in the year the benefits were paid. The costs of these benefits under SFAS No.106 were as follows:

(Dollars in thousands)                                 1994          1993
Postretirement Benefit Cost
Service cost of benefits earned                      $    77       $   92
Interest cost of benefit obligation                      466          523
Amortization of unrecognized prior service cost           (7)           -
                                                     $   536       $  615

The actuarial present value of postretirement benefit obligations and the amount reported in the consolidated balance sheets as of June 30, 1994 and 1993, were as follows:


(Dollars in thousands)                                1994          1993

Accumulated Postretirement Benefit Obligations
Retirees                                             $5,594        $5,177
Fully eligible active participants                       97           139
Other active participants                             1,140         1,432
                                                      6,831         6,748
Unrecognized prior service cost                          92             -
Unrecognized net gain                                   503           267
                                                     $7,426        $7,015

The assumptions used in determining the benefit obligation in fiscal 1994 included a medical plan cost trend rate of 14.5 percent, declining to 7.9 percent in the year 2000, and a weighted average discount rate of 7.5 percent. Fiscal 1993 assumptions included a medical plan cost trend rate of 15 percent, declining to 6 percent in the year 2002, and a weighted average discount rate of 8 percent. A one-percentage-point increase in the assumed health care cost trend rates for each future year increases the accumulated postretirement benefit obligation for health care benefits by approximately $500,000 with minimal impact on interest cost and no impact on service cost, since benefits for future retirees are defined dollar benefits unrelated to health care benefits.


COMMITMENTS AND CONTINGENCIES

The company's noncancelable minimum rental commitments for facilities and equipment are $9.6 million in fiscal 1995, $7.1 million in 1996, $6.1 million in 1997, $3.1 million in 1998, $2.4 million in 1999 and $6.6 million thereafter. Operating lease rental expenses were $11.7 million in 1994, $10.7 million in 1993 and $10 million in 1992.
Jostens has forward contracts of $25.7 million for commitments to purchase 65,000 ounces of gold that mature at various times in fiscal 1995 with prices ranging from $368 to $402 per ounce.
Jostens is a party to litigation arising in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the company's results of operations and financial position, if any, for the disposition of these matters will not be material.


STOCK OPTIONS AND RESTRICTED STOCK

Under stock option plans, Jostens has granted options to key employees to purchase common shares of the company at 100 percent of the market price on the dates the options are granted. The following summarizes the changes in stock options outstanding:
                                       Options Outstanding
(In thousands)                       1994    1993      1992

Beginning of year                    2,446   2,181    2,138
Granted                                463     521      427
Exercised                              (26)   (200)    (339)
Canceled                              (483)    (56)     (45)
End of Year                          2,400   2,446    2,181

At June 30, 1994, the exercise price on outstanding options ranged from $1.21 to $34.19 per share, and approximately 1.1 million common shares were reserved for future grants under the stock option plans. As of June 30, 1994, 1.4 million options were exercisable under stock option plans.

Jostens Learning, under its stock option plan, may grant options to key employees to purchase common shares of Jostens Learning at the fair market value on the date the options are granted. Options to purchase up to 21.2 million shares, or approximately 15 percent of the total outstanding shares, may be granted under the plan. Options vest at 20 percent per year commencing one year from the date of grant. The shares acquired upon exercise of the options may be put to or called by Jostens Learning at the then-current fair market value, after a specified holding period. Option shares may first be put or called in 1995. The company may elect to purchase the Jostens Learning shares for cash or Jostens common shares. As of June 30, 1994, options for
9.7 million shares were outstanding at exercise prices ranging from $1.15 to $3.21 per share, of which 3.2 million shares were exercisable. The fair value of the stock at June 30, 1994, was below the lowest exercise price.

Jostens maintains a stock incentive plan, which includes the grant of restricted stock awards. The plan was approved by shareholders Oct. 22, 1992. Shares of restricted stock issued under the plan are subject to transfer restrictions based on the continuous employment of the employee, other than retirement, and/or performance criteria. Participants have voting, liquidation and other rights with respect to shares of common stock issued to the participant as a restricted stock award. Restricted stock awards based solely on continuous employment of the employee granted and outstanding as of June 30, 1994, totaled 4,500 shares.
Holders of these restricted stock awards receive dividends paid on the common stock. Restricted stock awards based on the achievement of established goals granted and outstanding as of June 30, 1994, totaled 30,000 shares. Holders of these restricted stock awards do not receive dividends paid on the common stock.


SHAREHOLDER RIGHTS PLAN

In August 1988, the Board of Directors declared a distribution to shareholders of one common share purchase right for each outstanding common share. Each right entitles the holder to purchase one common share at an exercise price of $60. The rights become exercisable if a person acquires 20 percent or more, or announces a tender offer for 25 percent or more, of the company's common shares. If a person acquires at least 25 percent of the company's outstanding shares, each right will entitle the holder to purchase the company's common shares having a market value of twice the exercise price of the right. If the company is acquired in a merger or other business combination, each right will entitle the holder to purchase common stock of the acquiring company at a similar 50 percent discount. The rights, which expire in August 1998, may be redeemed by the company at a price of 1 cent per right at any time prior to the 30th day after a person has acquired at least 20 percent of the company's outstanding shares.

BUSINESS SEGMENT INFORMATION

The company's operations are classified into three business segments: school based recognition products and services (School Products), technology-based educational products and services (Jostens Learning), and corporate recognition and performance incentive products and services (Recognition).

The School Products segment manufactures and sells school-based recognition products and services including yearbooks, class rings, graduation products and student photography packages, as well as customized products for university alumni.

Jostens Learning produces technology-based educational programs for kindergarten through grade 12. The segment also develops, markets and services technology based learning improvement solutions to end users in the aviation market.
The business consists of hardware, software and service components.

Operations within the Recognition segment include the manufacture and sale of customized sales, service and performance awards.

Operating income(loss) from continuing operations by business segment is defined as sales less operating costs and expenses. Income and expense not allocated to business segments include investment income, interest expense and corporate administrative costs.

Identifiable assets are those assets used exclusively in the operations of each business segment and are reflected after elimination of intercompany balances. Corporate assets are principally comprised of cash, short-term investments, deferred income tax assets and certain property and equipment.

Financial information by reportable business segment is included in the following summary:

(Dollars in thousands)        1994      1993      1992
                                      (Restated)(Restated)
Net Sales
 School Products             $546,191   $540,691  $543,961
 Jostens Learning             177,469    201,624   219,314
 Recognition                  103,678     94,106    95,255

Consolidated                 $827,338   $836,421  $858,530

Income (Loss) from
 Continuing Operations
 School Products             $ 73,463   $ 40,042  $ 85,062
 Jostens Learning             (84,180)   (15,263)   23,357
 Recognition                    9,489      8,582     7,576
 Corporate items and
   eliminations               (27,570)   (23,638)   (8,889)

  Consolidated                 (28,798)     9,723   107,106

 Net interest expense          (4,980)    (5,652)   (8,449)

 Income (Loss) from Continuing
  Operations Before Income
  Taxes                      $(33,778)  $  4,071  $ 98,657



(Dollars in thousands)        1994      1993      1992
                                     (Restated) (Restated)
Identifiable Assets
 School Products             $225,249   $260,927  $287,038
 Jostens Learning             119,999    193,608   187,226
 Recognition                   47,315     48,068    49,320
 Discontinued operations            -     53,184    38,151
 Corporate items and
   eliminations               177,268     57,663    81,605
 Consolidated                $569,831   $613,450  $643,340

Depreciation and Amortization
 School Products             $ 11,700   $ 12,634  $ 12,071
 Jostens Learning              24,013     17,301    12,644
 Recognition                    1,775      2,267     2,107
 Discontinued operations            -      1,479     1,253
 Corporate items and
   eliminations                 1,439      1,215     1,225

 Consolidated                $ 38,927   $ 34,896  $ 29,300

Capital Expenditures
 School Products             $  6,252   $  9,769  $  9,478
 Jostens Learning               3,994      7,360     5,527
 Recognition                    1,054      1,550     1,582
 Discontinued operations            -      1,229     1,835
 Corporate items and
   eliminations                 3,902        992     2,006

 Consolidated                $ 15,202   $ 20,900  $ 20,428

Corporate expenses in fiscal 1992 are reduced by gains related to the sale of the Broderbund investment.
Jostens Learning and corporate had restructuring charges of $60.9 million and $8.5 million in fiscal 1994 and $10.4 million and $3.7 million in fiscal 1993, respectively. School Products also had restructuring charges of $36.5 million in fiscal 1993.
Income from continuing operations for School Products in fiscal 1994 includes $16.4 million of provisions for revised estimates of inventories, receivables and overdrafts. Income from continuing operations for Recognition in fiscal
1994 includes $500,000 for revised estimates of inventories.

Unaudited Quarterly Financial Data
Jostens Inc. and Subsidiaries

Fiscal 1994
(Dollars in thousands,                     Income(Loss)             Earnings(Loss) Per Share
except per-share data)                        from           Net                   Net
                           Net    Gross    Continuing       Income    Continuing  Income   Stock Price     Dividends
                          Sales   Margin   Operations       (Loss)    Operations  (Loss)   High     Low    Per Share
First
 Previously reported    $167,182 $ 72,005    $    962       $    962     $ .02    $ .02
 Discontinued operations (29,191)  (7,423)     (1,027)             -      (.02)       -
 Effect of restatement    10,747    4,849       1,516          1,516       .03      .03

 Restated               $148,738 $ 69,431    $  1,451       $  2,478     $ .03    $ .05     $20 7/8  $18 0/0 $.22

Second
 Previously reported    $223,425 $ 99,180    $  3,900       $  3,900     $ .09    $ .09
 Discontinued operations (22,901)  (2,072)      1,837              -       .04        -
 Effect of restatement    (2,556)    (508)        (28)           (28)        -        -
 Restated               $197,968 $ 96,600    $  5,709       $  3,872     $ .13    $ .09     $20 5/8  $17 1/2 $.22

Third                   $158,726 $ 75,761    $ (9,247)      $  1,740     $(.20)   $ .04     $20 0/0  $16 5/8 $.22

Fourth                  $321,906 $159,064    $(24,259)      $(24,259)    $(.54)   $(.54)    $17 1/2  $15 1/8 $.22

Total Year              $827,338 $400,856     $(26,346)     $(16,169)    $(.58)   $(.36)    $20 7/8  $15 1/8 $.88

The quarterly financial data above includes the effects of the restatement that occurred in the third quarter of 1994 and the effects of reclassifying Sportswear as a discontinued operation.

A gain of $18.5 million ($11 million after tax) related to the sale of Sportswear was recorded in the third quarter of fiscal 1994.

In the third quarter of fiscal 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts.

Restructuring charges totaling $69.4 million were recorded in the fourth quarter of
1994.

Unaudited Quarterly Financial Data
Jostens Inc. and Subsidiaries


Fiscal 1993
(Dollars in thousands,                     Income(Loss)        Earnings(Loss) Per Share
except per-share data)                        from        Net                  Net
                           Net    Gross    Continuing   Income  Continuing   Income    Stock Price   Dividends
                          Sales   Margin   Operations   (Loss)  Operations   (Loss)    High   Low    Per Share
First
 Previously reported    $153,943   $ 70,538  $    850  $ (3,300)  $ .02       $(.07)
 Discontinued operations (19,072)    (4,559)      (87)       -      -            -
 Effect of restatement     7,311      3,337       966       966     .02         .02

 Restated               $142,182   $ 69,316  $  1,729  $ (2,334)  $ .04       $(.05) $27 1/2 $23 3/4    $.22

Second
 Previously reported    $222,188   $ 99,899  $  9,881  $  9,881   $ .21       $ .21
 Discontinued operations (17,998)    (3,598)      509        -      .01            -
 Effect of restatement    (1,131)      (544)     (135)     (135)     -             -
 Restated               $203,059   $ 95,757  $ 10,255  $  9,746   $ .22       $ .21  $31 1/4 $24 7/8    $.22

Third
 Previously reported    $184,964   $ 91,078  $  5,458  $  5,458   $ .12       $ .12
 Discontinued operations (16,516)      (922)     (145)        -      -            -
 Effect of restatement    (3,816)    (2,040)     (902)     (902)   (.02)       (.02)
 Restated               $164,632   $ 88,116  $  4,411  $  4,556   $ .10       $ .10  $29 0/0 $24 1/8    $.22

Fourth
 Previously reported    $353,753   $163,858  $(24,136) $(24,136)  $(.53)      $(.53)
 Discontinued operations (29,228)    (8,543)    7,693        -      .17            -
 Effect of restatement     2,023      3,374      (504)     (504)   (.01)       (.01)
 Restated               $326,548   $158,689  $(16,947) $(24,640)  $(.37)      $(.54) $28 3/8 $16 1/2    $.22

Total year              $836,421   $411,878  $  (552)  $(12,672)  $(.01)      $(.28) $31 1/4 $16 1/2    $.88


The quarterly financial data above includes the effects of the restatement that occurred in the third quarter of 1994.

First quarter 1993 net income reflects the cumulative effect of adopting SFAS
No.106 of $6.7 million ($4.2 million after tax and 9 cents per share).

Restructuring charges totaling $65.6 million were recorded in the fourth quarter of fiscal 1993. The charges include $15 million related to Sportswear and are now classified as discontinued operations.
Certain 1993 amounts have been reclassified to conform to the 1994 presentation.

Five-Year Financial Summary
Jostens Inc. and Subsidiaries
(Dollars in millions, except per share data)

                                          1994      1993      1992     1991        1990
                                               (Restated) (Restated) (Restated) (Restated)
Statement of Operations
Net Sales                               $827.3    $836.4    $858.5    $841.4    $759.9
Cost of Products Sold                    426.5     424.5     427.8     421.2     379.8
Net Interest Expense                       5.0       5.7       8.4      10.0       9.5
Income Taxes                              (7.4)      4.6      38.3      37.5      32.8
Income (Loss) - Continuing Operations    (26.3)      (.6)     60.3      59.9      54.6
Return on Sales                           (3.2)%     (.1)%     7.0%      7.1%      7.2%
Net Income (Loss)                        (16.2)    (12.7)     59.2      61.6      58.5
Return on Investment                      (5.7)%    (3.7)%    16.9%     19.6%     21.0%

Balance Sheet Data

Current Assets                          $396.1    $401.6    $436.3    $389.4    $338.1
Working Capital                          172.7     185.3     232.2     167.7     155.3
Current Ratio                              1.8       1.9       2.2       1.8       1.9
Property and Equipment                   207.6     218.9     207.4     192.3     173.5
Total Assets                             569.8     613.5     643.3     596.4     538.5
Long-Term Debt                            54.3      54.8      55.5      31.9      53.6
Shareholders' Investment                 256.6     315.7     364.7     333.6     295.3

Common Share Data

EPS (Loss) - Continuing Operations      $ (.58)   $ (.01)   $ 1.34     $ 1.34    $ 1.25
EPS (Loss) - Net Income                   (.36)     (.28)     1.32       1.38      1.34
Cash Dividends                             .88       .88       .84        .80       .72
Book Value                                5.64      6.95      8.10       7.46      6.71
Common Shares                             45.5      45.4      45.0       44.7      44.0
Stock Price High                        20 7/8    31 1/4    37 3/8     38 5/8    30 3/8
Stock Price Low                         15 1/8    16 1/2    24 1/8     23 1/2    20 7/8

The financial statements for fiscal years prior to 1994 have been restated to reflect the effects of the third quarter 1994 restatement. Such statements also have been reclassified to present Sportswear as a discontinued operation.

Restructuring charges totaling $69.4 million and $65.6 million were recorded in the fourth quarters of fiscal 1994 and 1993, respectively. The 1993 restructuring charges included $15 million related to Sportswear and are now classified as discontinued
operations.

In 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts.

1993 net income reflects the cumulative effect of adopting SFAS No.106 of $6.7 million
($4.2 million after tax and 9 cents per share).




Board of Directors

Lilyan H. Affinito* Former Vice Chair of the Board, Maxxam Group Inc.; Director, Caterpillar Inc., Chrysler Corp., NYNEX, Tambrands Inc.,
Lillian Vernon Corp., Kmart Corp.

William A. Andres* Retired Chairman and Chief Executive Officer, Dayton Hudson Corp.; Director, International Multifoods, Scott Paper Company, Lowe's Companies Inc., Hannaford Bros. Co.

Fred D. Bjork Retired Executive Vice President, Jostens Inc.

Robert C. Buhrmaster President and Chief Executive Officer, Jostens Inc.; Director, Marietta Corp.

Mannie L. Jackson** Senior Vice President-Corporate Marketing and
Administration, Honeywell Inc.; Majority Owner, Chairman and Chief Executive Officer, Harlem Globetrotters International; Director, Ashland Oil Corp.

Robert P. Jensen** Chairman, Jostens Inc.; Former Chairman and Chief Executive Officer, GK Technologies, Inc., Tiger International, Inc., EF Hutton LBO Inc.; Advisory Director, Bank of New York.

John W. Stodder* Vice Chairman and Audit Committee Chairman, Jostens Inc.; Independent Corporate Finance Consultant; Director, Tally Industries Inc., Stevens Graphics Corp., Trans Leasing Intl. Inc.

* Member, Audit Committee, Compensation and Stock Option Committee, and Executive Committee
** Member, Audit Committee and Executive Committee


Corporate Management

Robert C. Buhrmaster, 47, President and Chief Executive Officer, joined Jostens in 1992.

Orville E. Fisher Jr., 50, Corporate Senior Vice President, General Counsel and Secretary, joined Jostens in 1975.

John L. Jones, 55, Corporate Senior Vice President-Human Resources, joined Jostens in 1992.

Charles W. Schmid, 51, Corporate Senior Vice President and Chief Marketing Officer, joined Jostens in 1994.

Ellis F. Bullock Jr., 49, Corporate Vice President-Community Relations, joined Jostens in 1978.

Greg S. Lea, 42, Corporate Vice President-Total Quality Management, joined Jostens in 1993.

R. Rick Prather, 52, President-Recognition, joined Jostens in 1969.

Robb L. Prince, 53, Corporate Vice President and Treasurer, joined Jostens in 1973.

Trudy A. Rautio, 41, Corporate Vice President and Controller, joined Jostens in 1993.

Antonio E. W. Sago, 48, Corporate Vice President and General Manager-Jostens Canada and U.S. Photography, joined Jostens in 1985.

Stanley E. Sanderson Jr., 59, President and CEO of Jostens Learning, joined Jostens in 1994.

G. Nichols Simonds, 55, Corporate Vice President and Chief
Information Officer, joined Jostens in 1993.

Jack Thornton, 41, Corporate Vice President and General Manager-
Printing & Publishing, joined Jostens in 1978.


Shareholder Information

Annual Meeting of Shareholders will be held at 10 a.m. Thursday, October 27, 1994, in the Jostens auditorium, 5501 Norman Center
Drive, Minneapolis, MN. All shareholders are invited to attend.

Shareholder Inquiries. Requests for information about Jostens, including annual and quarterly reports, Form 10-K reports and other company financial communications, may be directed to:
Investor Relations, Jostens Inc., 5501 Norman Center Drive, Minneapolis, MN 55437-1088. Phone: (612) 830-3398.

Dividend Reinvestment. Jostens' automatic dividend reinvestment service is a convenient way for shareholders to increase their investment in the company. Approximately 35 percent of Jostens' shareholders use this service, which applies quarterly dividends and optional cash deposits to the purchase of additional Jostens shares. Information about this service can be obtained by writing Jostens' Investor Relations.

Transfer Agent and Registrar. Shareholders with questions about stockholdings, dividend checks, transfer requirements and address changes should contact: Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, South St. Paul, MN 55075-0738.
Phone: (612) 450-4064.

Stock Exchange Listing. Jostens common stock is traded on the New
York Stock Exchange (symbol: JOS). The number of common shareholders of record as of June 30, 1994, was approximately
9,700.

The Annual Report of Corporate Responsibility is available by writing: The Jostens Foundation, 5501 Norman Center Drive,
Minneapolis, MN 55437-1088.


Facilities

United States Phoenix, Ariz.; Porterville, San Diego and Visalia, Calif.; Atlanta, Ga.; Princeton and Springfield, Ill.; Topeka, Kan.; Attleboro, Mass.; East Lansing, Mich.; Burnsville, Eden Prairie, Minneapolis (Corporate headquarters), Owatonna (3) and Red Wing, Minn.; Jackson, Miss.; Webster, N.Y.; Winston_Salem, N.C.; State College, Pa.; Laurens, S.C.; Clarksville, Memphis (2) and Shelbyville, Tenn.; Denton and Irving, Texas; Orem, Utah.

International Surrey, England; Winnipeg (2), Manitoba;
Mississauga, Ontario; and Montreal and Sherbrooke, Quebec.






This report was printed by the Jostens commercial printing facility in WinstonSalem, N.C., on recycled (and recyclable) paper, 50% total recovered fiber, mininum 10% post-consumer fiber.

For more information about products and services from Jostens please contact us. Our headquarters address is 5501 Norman Center
Drive, Minneapolis, MN 55437, or you may reach us by calling (612)
830-3300.