Form 10-K, Exhibit 13
period 1995-06-30
JOSTENS INC
filed 1995-09-22
CIK 54050

Exhibit 13. Annual Report to Shareholders for the year ended June 30, 1995

                                   Jostens
                              Annual Report 1995

  With a period of restructuring behind it, Jostens is planning for the future. A new, broader mission and business opportunities in several areas help provide a sense of renewal and rejuvenation.

  Jostens provides products and services that help people celebrate achievement, reward performance, recognize service and commemorate experiences.

  We provide these achievement and affiliation products in partnership with the diverse organizations people belong to throughout their lives. As a partner, we are committed to delivering value and quality that exceed the needs of the people and the organizations we serve.

  Jostens is a team of employees and independent business partners. Our aim is to be the world leader in providing achievement and affiliation products and to constantly deliver exceptional performance.

Financial Highlights



(Dollars in millions, except per-share data)    Years ended June 30
--------------------------------------------------------------------
                                                1995           1994
--------------------------------------------------------------------
Statement of operations
Net sales                                      $ 665.1       $ 649.9
Income from continuing operations                 55.9          28.0
Net income (loss)                                 50.4         (16.2)
--------------------------------------------------------------------
Balance sheet data
Working capital                                $ 206.3       $ 172.7
Current ratio                                      2.1           1.8
Total assets                                     548.0         569.8
Long-term debt                                    53.9          54.3
Shareholders' investment                         270.6         256.6
--------------------------------------------------------------------
Common share data
Earnings per share from continuing operations  $  1.23       $   .61
Earnings (loss) per share                         1.11          (.36)
Cash dividends                                     .88           .88
Stock price  high                               21 5/8        20 7/8
             low                                15 3/4        15 1/8
--------------------------------------------------------------------


Return on Investment        '91      '92      '93      '94      '95
                                             [in %]
--------------------------------------------------------------------
                           19.6     16.9      -3.7    -5.7     19.1



Return on Sales             '91      '92      '93      '94      '95
Continuing Operations                        [in $]
--------------------------------------------------------------------
                            7.1      7.1       1.3     4.3      8.4



Earnings per Share          '91      '92      '93      '94      '95
Continuing Operations                        [in $]
--------------------------------------------------------------------
                           1.01     1.00       .19     .61     1.23


                Letter to Shareholders   2
                                         4  Refining the Focus
                   Jostens at a Glance  12
    Management's Discussion & Analysis  14
                  Financial Statements  21
         Notes to Financial Statements  26
           Five-Year Financial Summary  39

To Our Fellow Shareholders
--------------------------

From Robert C. Buhrmaster, President and Chief Executive Officer [right] and Robert P. Jensen, Chairman of the Board [below]

[Photo of Robert C. Buhrmaster appears here]

[Photo of Robert P. Jensen appears here]

  Two years of effort to return our company to acceptable financial performance began paying off for shareholders in fiscal 1995. We met our primary objective for the year, which was to restore net income and earnings per share to historical levels.

  At the same time, we began preparing for the future. We completed the return to our traditional businesses and continued to make the systems and infrastructure investments necessary to support future growth.

  In 1994 we embarked on a program to repair the foundation of our company. We essentially completed those repairs in 1995 and began shifting from a "fix-it" mode to a "build-it" mode. Some of our major accomplishments:

  . We completed the sale of the Jostens Learning curriculum software unit. Removing Jostens Learning from our portfolio was the last major step in refocusing on our traditional business of recognizing achievement and affiliation in schools and businesses.

  . We realized about $11 million in cost savings from the first full year of reengineering our business processes and streamlining the organization through restructuring.

  . We returned the Photography business to profitability through the completion of a restructuring and plant consolidation program.

  Business Update The School Products businesses delivered a second straight year of earnings improvement following restructuring efforts.

  Printing & Publishing, Jewelry and Graduation Products -- our three largest businesses -- generated record profits in 1995. Record sales levels were reached by Printing & Publishing and Graduation Products.

  Sales in Photography declined as planned, as we cut unprofitable volume, while Jostens Canada remained steadily profitable.

  Although the Recognition segment slipped from 1994's record sales and earnings, we are well along with a review of that business, an approach we've taken with the rest of our businesses in the last two years. Recognition is an essentially solid business that will benefit from a tighter focus on its opportunities and strategies.

  Shareholder Value   The overall success of our efforts in 1995 led to tangible value for shareholders. Our ongoing businesses generated earnings of $55.9 million, or $1.23 per share, compared with $28 million, or 61 cents per share, in 1994. Return on investment from continuing operations was 21.2 percent, up more than 11 percentage points from 1994. We also maintained an 88-cent dividend, which yielded about 4 percent based on the year-end price of Jostens stock. That compares with a dividend yield of about 2.6 percent for companies in the S&P 500. The market recognized this improvement in performance by moving the company's stock from $15.75 in July 1994 to $21.625 in June 1995, a 37 percent increase. Combined with the dividend, our total return to shareholders exceeded 40 percent in fiscal 1995.

  Share Repurchase In early fiscal 1996 we took a further step to deliver value to shareholders by repurchasing 6.1 million shares of Jostens stock. We chose to conduct this share repurchase program for two primary reasons:

  . It is a fast and efficient way to return to shareholders cash generated from the sale of businesses no longer related to our strategic direction; and

  . It reflects our confidence in Jostens as a good investment.

  We are unable to predict the impact of the repurchase on 1996 earnings. However, had 6.1 million shares been retired as of the start of fiscal 1995, earnings per share from continuing operations in 1995 would have been in the range of $1.30.

  The Next Objective With the divestiture of Jostens Learning and the share repurchase program, we are closing the chapter on a period of fixing and restructuring our ongoing businesses and of shedding businesses that don't fit with our strategy going forward.

  The foundation of Jostens is now formed by a solid cadre of healthy, profitable businesses -- Printing & Publishing, Jewelry, Graduation Products, Recognition, Photography and Jostens Canada.

  Our ability to make that statement is a credit to the people of Jostens -- from employees to independent sales agents to the senior leadership team -- all of whom successfully met many challenges in the last few years. Only through a team effort could we make the changes necessary to put our company back on the right track.

  Now that we have begun delivering on our most pressing objective -- to restore earnings to acceptable levels -- we are starting to address the next objective: Generating sustainable, profitable sales growth. Our focus will be twofold. First, reengineering and systems implementation will continue to help improve our cost structure. Second, we will pursue a portfolio of sound opportunities to generate new sales.

  One of the keys to unlocking our opportunities involves taking a broader view of what Jostens does and who our customers are.

  On the inside front cover of this report is a new mission statement, which reflects our belief that Jostens is an expert at helping people recognize achievement and affiliation. The key to the mission is the phrase "throughout their lives." Rather than focus on providing recognition symbols solely to people in high school, college and business, we see opportunities to broaden our scope to include people at other levels of education and through the various groups and organizations people associate with from childhood through adult life.

  As you will read in the following pages, the course we're following involves taking prudent steps that build on what we do best.

  And so our company, having successfully made its way through a challenging few years, is moving into the future with a renewed vigor and focus. Since the current management team was put in place, we have taken things one step at a time.

  We'll continue that one-step-at-a-time approach in fiscal 1996, with an emphasis on generating sustained, long-term benefits for shareholders.


/s/ Robert C. Buhrmaster
-------------------------------------
Robert C. Buhrmaster
President and Chief Executive Officer


/s/ Robert P. Jensen
-------------------------------------
Robert P. Jensen
Chairman of the Board

August 31, 1995

Refining the Focus
------------------

 Jostens businesses share a common mission -- providing products that recognize achievement and affiliation throughout life.

  Through 1994 and 1995, Jostens underwent a period of intense transition and change. Led by new management, the company embarked on a program to fix and restructure its traditional businesses. It began investing in new systems and reengineering unique and complex work processes.

  At the same time, a new picture of opportunity emerged in the traditional businesses, and as a result Jostens divested business lines unrelated to school and business recognition products.

  Today, Jostens is a collection of related businesses that are stronger and more focused on a common mission and on generating increases in earnings and sales.

  In its traditional businesses, which serve customers in school and business, Jostens will continue to expand with new products, programs and services.

  Beyond those traditional markets, Jostens sees an opportunity to provide products and services to people through the various groups and organizations they associate with throughout their lives.

  The company's prospects fall into three primary areas -- involving market segments, technology and new markets -- which are outlined on the following pages. The shift from "fix-it" to "build-it" takes time, but the work has begun, and it reflects the ability of a stronger Jostens to build a clear path for the future.

Fundamental Strengths
---------------------

  The company's prospects are underscored by some key trends and strengths:

  Independent Sales Force Jostens customers receive personal, customized service from a network of about 1,000 independent sales agents. The sales force was a key factor in the company's 1995 success, and will be relied on as a partner for the future.

  Expanding Market Today, most of Jostens' customers are in high school. In this important market segment, U.S. enrollments are expected to increase about 21 percent through 2006, affording Jostens a natural opportunity. The elementary school, junior high and college market segments also expect enrollment growth. In the U.S., where two-thirds of the companies offer employee service recognition programs, the overall labor force is expected to climb by about 20 percent in the next decade.

  Financial Condition The company is financially strong. With good cash flow and a low debt-to-total-capitalization ratio, Jostens can make the investments necessary to remain strong, pursue growth opportunities and generate shareholder value.

  Value-Added Programs Jostens delivers value beyond its products and services. Jostens Renaissance is a program that joins students, parents, administrators, teachers and the business community in recognizing and rewarding academic achievement. Jostens also helps students develop marketable skills through the Yeartech(R) desktop publishing system. Used by school yearbook staffs, Yeartech can provide the basis for credit-bearing courses in desktop publishing, a skill sought by many employers.

  Industry Leadership For 98 years, Jostens has crafted products that recognize achievement and affiliation. From yearbooks to class rings, graduation products to school photos and other fine jewelry, Jostens is a market leader in serving customers in schools and businesses. The Jostens name is a symbol of quality products, backed by nearly a century of experience creating memories from life's milestones.

                            [GRAPHIC APPEARS HERE]

Focusing on Market Segments and Product Extensions
--------------------------------------------------

   Products tailored to the needs of specific market segments enable Jostens to build from its strong foundation.

  Jostens' strongest presence is in the high school market, served through a network of independent sales agents. During their high school years, about one of every two U.S. students purchases at least one Jostens product.

  However, not all high schools served by Jostens carry all major product lines -- yearbooks, class rings, graduation products and photography. The company is pursuing ways to extend more product lines into more schools, as well as to increase the percentage of students in each school who purchase Jostens products.

  Efforts are underway. In fiscal 1995, Jostens piloted a simplified pricing program for high school class rings. The successful test contributed to a significant year-to-year ring unit increase, and led to lower ring prices for the average high school customer. The new pricing program is being introduced nationwide in 1996.

  In Graduation Products, the company held the line on prices in 1995, which contributed to higher student buy rates and an increase in dollars per order.

  Printing & Publishing successfully gained market share in high school yearbooks by using market research to target and win accounts from competitors. The business continued the trend with new account wins in the selling season leading into fiscal 1996.

  But Jostens' strength doesn't come from products alone. Through its Renaissance program, Jostens provides its school accounts with proven, value-added methods to involve the community in promoting and recognizing academic achievement. More than 5,000 schools nationwide have adopted principles of Jostens Renaissance.

  While the company continues to develop the high school market, it is also building strategies and programs to attract customers in different areas of education as well as in business.

  Colleges and Universities Established as a stand-alone market unit, Colleges and Universities is working on ways to improve student buy rates and expand the number of schools covered by Jostens.

  Market research and pilots conducted in 1995 suggest opportunities to increase business in this segment. One program that has demonstrated early success is Senior Salutes -- one-stop resource fairs where students can find the information they need for graduation, from cap and gown fitting to hotel availability for the family, from alumni association information to credit card applications. With Senior Salutes, Jostens partners with the university's administration to generate enthusiasm and make it easy for busy students to take care of important details so that graduation day is a smooth celebration.

  Junior High/Middle School Jostens has also established a presence in the junior high segment with a yearbook product that in 1995 reached into more than 3,000 schools.

  Working from that experience and from market research conducted in 1995, Jostens plans to expand its junior high product line in 1996.

  Business Recognition From corner store to global conglomerate, most U.S. companies offer employee service recognition programs. Jostens, currently the second-largest service award provider, sees opportunities to expand by tailoring products and services to meet the specific needs of small, midsize and large companies. In addition, Jostens also offers performance recognition products, achievement symbols awarded for meeting business objectives. In 1996, the company expects to create and implement strategies for both the service and performance recognition markets.

                            [GRAPHIC APPEARS HERE]

                            Utilizing Technologies


               Investments in technology are designed to provide
    Jostens' customers with better service, more products and great value.

  The tool of technology is an important one in helping Jostens shape its future. New systems based on proven technology are being tested and installed to, over time, help improve manufacturing efficiency and provide better service and information to customers. The company is also exploring potential new products based on advancing technology.

  In manufacturing, the Printing & Publishing and Photography businesses are beginning to utilize digital scanning technology to improve costs, cycle times and customer value. In fiscal 1995, the Printing & Publishing business tested the use of scanners to digitize school yearbook photos, rather than prepare them for the press through traditional methods. Experience with an initial scanning unit installed in 1995 in the Topeka plant is leading to the installation of scanners in the company's four other printing facilities -- an expansion plan that emphasizes standardized processes and training.

  Looking to the future, digital technology will enable Jostens to efficiently receive and handle yearbooks as more and more customers, who now prepare pages on the Jostens Yeartech desktop publishing system, take the next step and electronically transmit yearbook pages directly to printing plants.

  In Photography, scanners are being introduced to digitize rolls of film rather than process them through traditional chemical methods.

  More importantly, the emergence of digital imaging technology is forging a link between the Printing & Publishing and Photography businesses. In 1995, the two units tested a coordinated yearbook-photo approach to attract new business in selected cities -- an effort that increased photography volume in the test areas. Further tests between the businesses are planned.

  Technology is also being put to work helping Jostens' sales representatives deliver better customer service. A program to put sales representatives "on-line" was piloted to a group in the yearbook business in 1995, with encouraging results. The ability to provide customers with real-time status reports on their yearbook pages enables more effective deadline management, allows plants to more accurately plan production and helps forestall problems caused by a lack of information.

  Over time, sales force automation will provide a direct line of information to reps throughout the enterprise, providing information to better understand and meet customer needs.

  In 1996, automation will continue to be introduced to sales reps in the yearbook and other businesses.

  Fiscal 1995 was also a developmental year for new product concepts based on digital imaging. Products such as electronic student databases and digital student identification cards were tested in more than two dozen Canadian schools last year. Based on input from that test, the products are being refined for further testing in 1996.

  In these and other ways, technology forms a strategic plank in the company's foundation for the future.

                            [GRAPHIC APPEARS HERE]

                             Exploring new Markets


               Prudent steps into new areas will help open doors
                   of opportunity for Jostens in the future.


  As a provider of ways to recognize achievement and affinity throughout people's lives, the company is beginning to explore new markets and channels as avenues of future growth.

  Affinity The concept of achievement and affinity isn't limited to school or business; people reach important milestones and affiliate with various groups and organizations at different times of their lives -- from youth athletic clubs to senior citizen community groups.

  To reach those potential customers, Jostens is taking steps in developing the affinity market. The company has already gained some experience in this area through its direct-mail business. For example, two Star Trek(R) affinity rings have been successfully marketed in the last few years to fans of the popular television and movie series. Other successful direct-mail programs have identified areas of particular potential for affinity products -- experience that provides a foundation for further research and planning to reach customers through the organizations they're involved with.

  Retail A significant number of class rings are sold at retail by mass merchandisers, jewelry chains and local jewelers, and Jostens plans to play a larger role in the retail market.

  Although it will continue to emphasize its in-school presence and the higher level of service and selection that in-school customers receive, the company believes it is important to participate in the retail market.

  Jostens has established a presence in the retail market through a separately branded product line, Studio One(R). Studio One rings are professionally but simply designed, with far fewer customizing options than Jostens' in-school rings.

  With Studio One, the company has entered two areas of the retail market, building relationships with jewelry chains and mass merchandisers.

  International Jostens believes that remaining competitive will require a broader international presence, and it is beginning to explore business opportunities in other countries.

  Today, Jostens is strong in Canada and conducts business in a number of local schools in the United Kingdom, Puerto Rico and Mexico. The company also serves U.S. military installations and American schools abroad. Wherever possible, the company intends to build on that presence.

  In 1995, Jostens conducted initial research into the market potential of several countries, with some encouraging signs.

  Through 1996, Jostens will prudently pursue the opportunities that make sense, with an eye toward long-term development of a solid international business presence.

                            [GRAPHIC APPEARS HERE]

                              Jostens at a Glance

                              A look at Jostens
                          by Segments and Businesses.

                             [GRAPHIC APPEARS HERE]

School Products Segment
-----------------------

  The businesses in this segment provide products and services primarily to students and schools. Customers are served through a network of about 900 independent sales representatives and associates in the United States and Canada, as well as in international locations serving American schools and military installations. In fiscal 1995, School Products sales were $565 million (including $556.5 million from five major lines of business and $8.5 million in other sales), compared with $546.2 million in 1994. Operating profit improved to a record $107.1 million, from $73.5 million in 1994.

  Printing and Publishing Products: Yearbooks, memory books and desktop publishing kits for students in high school, college, junior high and elementary school throughout the United States. The business also provides commercial printing services.

  Sales: $203.1 million in 1995, a record for the business and a 6 percent increase from $191.7 million in 1994.

  Business Developments: Gained market share in both high school and junior high yearbook segments; successfully tested an automation system to provide sales reps with real-time updates for each yearbook account; introduced digital scanning modules to two of five printing facilities.

  Jewelry Products: Class rings and athletic rings to students in junior high, high school and college.

  Sales: $154.5 million in 1995, up 3.6 percent from $149.1 million in 1994.

  Business Developments: Class ring unit volume increased significantly in both the high school and college markets; Jostens won the class ring accounts of all four U.S. military academies for the first time this decade.

                            [GRAPHICS APPEAR HERE]

  Graduation Products Products: Announcements and related products, caps, gowns, diplomas and accessories for high school and college students.

  Sales: A record $133 million in 1995, up 6.4 percent from $125 million in 1994.

  Business Developments: New marketing initiatives led to an increase in the percentage of students purchasing products in 1995; average sales per customer increased from year-earlier levels.

  Photography Products: Class and individual school pictures to students in elementary, junior high and high school; high school senior portrait photography; and photography for proms and other special events.

  Sales: $24.2 million in 1995, a planned reduction from $27.7 million in 1994.

  Business Developments: Successfully completed a restructuring program to return the business to profitability; consolidated the number of photo processing facilities from five to two; began pilot project with Printing & Publishing to earn new accounts.

  Jostens Canada Products: Yearbooks, class rings, graduation products and school photography to schools throughout Canada.

  Sales: $41.7 million in 1995, compared with $42.3 million in 1994. The decline resulted primarily from the effects of translating the unit's results from Canadian dollars to U.S. dollars.

  Business Developments: Following successful testing in 1994, introduced the new Expressions(TM) class-ring line, resulting in higher buy rates; absorbed additional U.S. photo processing volume through the Photography plant consolidation program; signed 10 percent of its high school account base to multiyear, multiproduct agreements.

Recognition Segment
-------------------

  The Recognition segment is a single-business unit that provides awards recognizing employee service longevity and performance achievement in companies of all sizes. Customers are served through about 100 independent sales representatives. Sales in Recognition were $100.1 million in 1995, down from a record $103.7 million in 1994. Operating profit was $4.7 million, compared with $9.5 million in 1994, a record year.

  Business Developments: A study of the Recognition business and its markets is expected to bring a clearer focus on the strengths and market opportunities for this business; 1995 account wins included Thrifty Payless.

Management's Discussion and Analysis

Introduction
------------

  This discussion summarizes significant factors that affected the consolidated operating results, financial condition and liquidity of Jostens Inc. in the three years ended June 30, 1995. Material in this section reflects the June 1995 sale of the company's Jostens Learning Corp. (JLC) subsidiary, the anticipated sale of the Wicat Systems business and the January 1994 sale of the Sportswear business, all of which are treated as discontinued operations in the financial statements presented in this report.

Results of Operations
---------------------

  Overall Jostens' sales from continuing operations increased 2 percent in fiscal 1995, to $665.1 million from $649.9 million in fiscal 1994. Sales in 1994 increased 2 percent from $634.8 million in 1993. The 1995 sales increase was driven by gains in the company's three largest business lines -- Printing & Publishing, Jewelry and Graduation Products. Prices for the company's products increased 1 percent from 1994 to 1995 and 3 percent from 1993 to 1994, reflecting a continued effort to minimize price increases. Gross margins in 1995 were 52 percent, up from 51.7 percent in 1994 and 51.1 percent in fiscal 1993. The margin improvement resulted from manufacturing efficiencies and cycle-time gains in the School Products segment. Selling and administrative expenses decreased to $251.4 million from $274.1 million in 1994 and $259.4 million in 1993. As a percentage of sales, these expenses were 37.8 percent in 1995, 42.2 percent in 1994 and 40.9 percent in 1993. The 1995 decrease was primarily due to cost improvements realized through the company's reengineering efforts. The increase from 1993 to 1994 was primarily due to changes in accounting estimates of $7.7 million for receivables and $6 million for overdrafts recorded in 1994.

  The company's strong cash position at June 30, 1994, eliminated the need for short-term borrowing to meet operational needs. The result was a decrease in interest expense of $1.4 million from 1994 and $2.3 million from 1993. In addition, interest income increased $2.9 million and $2.6 million over 1994 and 1993, respectively, because the company maintained higher cash balances and benefited from higher short-term interest rates in 1995.

  Net income for 1995 was $50.4 million, compared with losses of $16.2 million in 1994 and $12.7 million in 1993. Included in the 1994 and 1993 income from continuing operations were after-tax restructuring charges of $5.1 million and $25.3 million, respectively. Included in the 1993 net loss was an after-tax charge of $4.2 million associated with the early adoption of Statement of Financial Accounting Standards (SFAS) No. 106 for postretirement benefits. In addition, net income in 1995 included an after-tax charge of $.6 million associated with the adoption of SFAS No. 112, Employers' Accounting for Postemployment Benefits, and a net after-tax loss on discontinued operations of $4.9 million, compared with net after-tax losses of $44.1 million and $17 million in 1994 and 1993, respectively.

  Earnings per share were $1.11 in 1995, compared with losses per share of 36 cents in 1994 and 28 cents in 1993. Earnings per share from continuing operations prior to the change in accounting principle, discontinued operations and restructuring charges were $1.23 in 1995, compared with 73 cents in 1994 and 75 cents in 1993.

  The earnings improvement in 1995 reflected the success of efforts to refocus on core businesses, streamline operations and position the company for future growth, all of which were objectives of restructuring programs initiated in 1993 and 1994.

  School Products Segment Sales in this segment increased 3 percent to $565 million in fiscal 1995, compared with $546.2 million in 1994 and $540.7 million in 1993. Record sales were recorded in the Printing & Publishing ($203.1 million) and Graduation Products ($133 million) businesses, while Jewelry sales ($154.5 million) were just shy of a record.

  Growth in Printing & Publishing stemmed from successful market research and programs targeted to win new accounts, primarily in high school yearbooks. In Graduation Products, the percentage of students per school who purchased products (buy rates) improved, and the average dollar amount of products purchased by each student increased. In Jewelry, new marketing and pricing initiatives led to increased sales of high school and college class rings.

  Photography sales declined to $24.2 million from $27.7 million in 1994 and $30.6 million in 1993. The planned reduction was part of the 1993 restructuring program that included eliminating under-performing dealers and unprofitable accounts, as well as consolidating processing operations from five plants into two.

  Jostens Canada sales declined slightly to $41.7 million from $42.3 million in 1994. Canadian dollar sales volume was essentially flat with 1994 levels, with currency exchange rate fluctuations accounting for most of the decline. The business remained steady despite organizational changes and increases in photo processing volume, resulting from the plant consolidation program in the Photography business.

  The School Products segment generated stronger operating profit in 1995 through a combination of sales growth and cost improvements. Operating profit was $107.1 million, up 45.7 percent from $73.5 million in 1994, which included changes in estimates of $16.4 million related to inventory, accounts receivable and overdraft reserves. Fiscal 1994 operating profit increased 84 percent from 1993, which included restructuring costs of $36.5 million. The cost improvements in Printing & Publishing resulted from reduced cycle times in preparing page proofs for customers. This business has also successfully tested page and photo scanning capability, which is expected to help reduce costs. Both the Jewelry and Graduation Products facilities have improved the production cycle times for their products, enabling them to better meet customer needs, reduce costs and provide additional plant capacity.

  Recognition Segment Sales declined 3 percent to $100.1 million from record 1994 levels due primarily to smaller orders per account. Fiscal 1994 sales increased 10 percent from 1993.

  Operating profit was $4.7 million in 1995, compared with a record $9.5 million in 1994 and $8.6 million in 1993. The 1995 decrease in operating profit resulted from some erosion in product mix and margins, as well as charges to establish an environmental reserve ($.6 million) and to abandon a unique computer information system ($1.1 million). The company is currently performing a review of this business and is focusing on improving internal efficiency and more closely evaluating market opportunities.

Financial Position
------------------

  Net working capital at June 30, 1995, was $206.3 million, reflecting a current ratio of 2.1 to 1. Cash and short-term investments were $173.5 million, up from $107.8 million at year-end 1994. The increase resulted from cash received from the sale of JLC and from the company's continued emphasis on cash management.

  Accounts receivable decreased to $124.4 million from $149.2 million in 1994. The decrease was due to the sale of JLC ($39.6 million), offset in part by an increase in receivables as a result of a strong fourth quarter in the School Products segment.

  Inventories decreased to $71.4 million in 1995 from $82.6 million in 1994. The decrease resulted from an inventory reduction effort in School Products, as well as from the sale of JLC, which had an inventory balance of $7.6 million at June 30, 1994.

  Intangibles decreased to $30.9 million in 1995 from $47.7 million in 1994, primarily because of the JLC sale ($13.5 million), as well as a decrease in intangible assets related to additional minimum pension liability requirements of $2.7 million and amortization of $1.5 million.

  Prepaid expenses, other assets, software development costs, accounts payable and deferred revenue all decreased from their 1994 balances. Reductions in all categories were primarily due to the sale of JLC.

  Salaries, wages and commissions payable were $52.5 million in 1995, compared with $68.4 million in 1994. The decrease was due to the JLC sale ($14.8 million) as well as to payments related to restructuring reserves.

  Income taxes payable increased to $35.4 million from $14.7 million in 1994, due to higher earnings.

  Accrued pension costs decreased to $12.6 million from $19.3 million in 1994 due to a higher than expected return on pension plan assets and an increase in the discount rate to reflect current prevailing interest rates.

  Generally, the company's cash requirements have been met with internally generated funds and through short-term borrowings. Because most of the company's sales volume occurs in the second and fourth quarters of each year, Jostens usually requires interim financing of inventories and receivables. Average short-term borrowing was $28.6 million in 1994 and $42.6 million in 1993, with highs of $87 million in 1994 and $83.3 million in 1993. In 1995, the company's strong cash position eliminated the need for short-term borrowing. Because of the company's plan to return cash to shareholders through a share repurchase tender offer in early fiscal 1996, Jostens will again require seasonal financing in 1996. Those needs will be covered by utilizing short-term financing comparable with past years.

  Shareholders' investment increased 5 percent to $270.6 million from $256.6 million in 1994. The increase was primarily attributable to net income of $50.4 million, partially offset by dividends paid. Book value at June 30, 1995, was $5.95 per share, compared with $5.64 a year earlier. Long-term debt, as a percentage of total capitalization, was 16.6 percent on June 30, 1995.

Capital Expenditures and Product Development
--------------------------------------------

  The company invested $19.1 million in capital expenditures in 1995, compared with $15.2 million in 1994. The largest investments were made in the School Products segment, with $8.5 million spent to update manufacturing equipment and processes with current technology. Corporate, Recognition and JLC expended $6.7 million, $1.4 million and $2.5 million, respectively. About $20 million in capital projects are planned for 1996, including upgrading presses and other yearbook printing equipment, improving photo processing and field camera equipment, and enhancing certain management information and communication systems. The projects are expected to be funded internally.

Dividends
---------

  The company paid $40 million in cash dividends to shareholders in fiscal 1995. The annual dividend was 88 cents per share in 1995, 1994 and 1993.

Restructurings
--------------

  Fiscal 1994 The company recorded an $8.5 million restructuring charge ($5.1 million after tax, or 12 cents per share) related to continuing operations in the fourth quarter of 1994, covering headcount reductions in the general and administrative functions. As a result of a study of corporate overhead costs in 1994, the company eliminated approximately 125 positions to achieve the desired management organization. The 1994 restructuring accrual decreased by $7 million in fiscal 1995 to $.9 million at June 30, 1995, due to payments of $6.2 million and noncash items of $.8 million.

  Fiscal 1993 The company recorded a $40.2 million ($25.3 million after tax, or 56 cents per share) restructuring charge related to continuing operations in the fourth quarter of 1993. The charge included $26.7 million for restructuring the Photography business, of which $7.9 million related to goodwill write-offs ($5.6 million relating to the Portrait World acquisition in 1989 and $2.3 million in various smaller Photography intangibles), $12.8 million related to plant shutdowns and $6 million related primarily to write-offs of abandoned receivables from independent sales representatives and dealers. The remaining $13.5 million of restructuring charges included $4.8 million primarily for headcount reductions and relocation expenses, and $8.7 million primarily for sales force restructuring and policy changes, including write-offs of abandoned receivables from terminated independent sales representatives. The accounts receivable balances, which would have ordinarily been collectible in the absence of the changes in the sales force, were abandoned as part of the territory consolidations and sales force terminations resulting from the sales force restructuring. The 1993 restructuring accrual decreased by $6.4 million in 1995 to $4.6 million at June 30, 1995, due to payments of $4.9 million and noncash items of $1.5 million.

  The 1994 and 1993 restructuring accruals are expected to be reduced by $1.1 million of noncash items in 1996. The future cash outlay is estimated to be $2.9 million in 1996 and $1.5 million in 1997 and beyond. The company estimates that the 1994 and 1993 restructurings have reduced annual operating costs by $7 million to $12 million. See Discontinued Operations for further discussion of restructuring items related to discontinued operations.

Environmental
-------------

  As part of its continuing environmental management program, Jostens is involved in various environmental improvement activities. As sites are identified and assessed in this program, the company determines potential environmental liability. Factors considered in assessing this liability include, among others, the following: whether the company has been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings, and available environmental technology. When the potential liability amounts are probable and reasonably estimable, Jostens accrues the best estimate available. For specific sites where only a range of liability is probable and reasonably estimable and no amount in the range is a better estimate than another, the company has accrued the low end of that range. While Jostens may have a right of contribution or reimbursement under insurance policies, amounts that may be recoverable from other entities by the company with respect to a particular site are not considered until recoveries are deemed to be probable. No assets for potential recoveries have been established as of June 30, 1995.

  Jostens also assesses reasonably possible environmental liability beyond that which has been accrued. This liability is not probable, but is more likely than remote. As of June 30, 1995, the company identified four sites requiring further investigation. The potential liability cannot be fully assessed, since the sites are in the early stages of investigation. In addition, two other sites nearing completion did not require any accruals as of June 30, 1995. The amount of environmental liability identified that is reasonably possible is in the range of $.6 million to $4.6 million. As of June 30, 1995, the company has not been designated as a potentially responsible party at any site. The amount accrued during fiscal 1995 with respect to potential liability is $.6 million and is recorded as part of "other accrued liabilities." The company does not expect to incur liabilities at the higher end of the range, based on the limited information currently available.

Discontinued Operations
-----------------------

  The statements of consolidated operations presented have been reclassified to reflect the company's JLC business (including the Wicat Systems computer-based aviation training division, which Jostens retains but intends to sell in fiscal 1996) as discontinued operations along with the company's previously discontinued Sportswear business.

  In June 1995, Jostens sold its JLC curriculum software subsidiary to a group led by Bain Capital, Inc. for $50 million in cash; a $36 million unsecured, subordinated note maturing in eight years with a stated interest rate of 11 percent; and a separate $4 million note with a stated interest rate of 8.3 percent convertible into 19 percent of the equity of Jostens Learning, subject to dilution in certain events. The notes were recorded at fair value, using an estimated 20 percent discount rate on the $36 million note, resulting in a discount of $9.9 million. The transaction gain of $11.1 million ($5.8 million after tax) was deferred in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. The gain will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. As part of the transaction, Jostens also agreed to pay $13 million over two years to fund certain JLC existing liabilities.

  In 1994, Jostens also recorded a restructuring charge of $60.9 million ($40.2 million after tax, or 88 cents per share) related to JLC, which has been reclassified as part of discontinued operations. The restructuring charge relating to JLC included $39.1 million to focus its product development, $7.3 million to exit both direct and indirect investments in three ancillary lines of business, $4.1 million to exit the hardware sales and service business, and $10.4 million for work-force reductions. The company also recorded in 1993 a restructuring charge of $10.4 million ($8.3 million after tax, or 18 cents per share) related to JLC, which has been reclassified as part of discontinued operations. The restructuring charge included $5 million for the write-off of certain software development costs, as well as $5.4 million for work-force reductions. Jostens Learning retained all remaining accruals related to the restructurings after the sale except for $3.1 million related to the Wicat Systems business.

  In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had been written down by $15 million to its estimated net realizable value in the fiscal 1993 restructuring.

Changes in Accounting Estimates
-------------------------------

  As a result of certain changes in business conditions, the company conducted a review that concluded at the end of the third quarter of fiscal 1994. That review led the company to increase reserves for inventories, receivables and overdrafts from independent sales representatives to reflect amounts estimated not to be recoverable, based upon current facts and circumstances. The revised estimates reduced pretax income for 1994 by $16.9 million ($10.1 million after tax, or 22 cents per share).

Share Repurchase
----------------

  In August 1995, Jostens offered to repurchase up to 6.1 million of its common shares through a Modified Dutch Auction tender offer. Under the offer, which is expected to close in early September, shareholders have the option to tender shares at a price range of $21.50 to $24.50 per share. The repurchase will be funded from the company's cash and short-term investment balance, as well as short-term borrowings.

Report of Management
--------------------

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


/s/ TRUDY A. RAUTIO
    ---------------
Trudy A. Rautio, Senior Vice President and
Chief Financial Officer


/s/ ROBERT C. BUHRMASTER
    --------------------
Robert C. Buhrmaster, President and
Chief Executive Officer

Minneapolis, Minnesota,
August 4, 1995


Report of Independent Auditors
------------------------------

  To the Stockholders of Jostens Inc.: We have audited the accompanying consolidated balance sheets of Jostens Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens Inc. and subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

  As discussed in the notes to the financial statements, the company changed its method of accounting for postemployment benefits in 1995 and postretirement benefits other than pensions in 1993.


/s/ ERNST & YOUNG LLP
    -----------------
Ernst & Young LLP

Minneapolis, Minnesota
August 4, 1995

STATEMENTS OF CONSOLIDATED OPERATIONS
-------------------------------------
JOSTENS INC. AND SUBSIDIARIES

(DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)          YEARS ENDED JUNE 30
-------------------------------------------------------------------------------
                                                       1995      1994      1993
-------------------------------------------------------------------------------
Net sales                                          $665,099  $649,869  $634,797
Cost of products sold                               319,065   313,755   310,417
-------------------------------------------------------------------------------
                                                    346,034   336,114   324,380
Selling and administrative expenses                 251,416   274,140   259,423
Restructuring charges                                    --     8,500    40,153
-------------------------------------------------------------------------------
Operating income                                     94,618    53,474    24,804
Interest income                                       4,727     1,823     2,094
Interest expense                                     (5,452)   (6,803)   (7,746)
-------------------------------------------------------------------------------
Income from continuing operations before income
  taxes                                              93,893    48,494    19,152
Income taxes                                         38,027    20,540    10,655
-------------------------------------------------------------------------------
Income from continuing operations                    55,866    27,954     8,497
Discontinued operations:
Loss from operations, net of tax                     (4,864)  (55,110)  (17,019)
Gain on sale, net of tax                                 --    10,987        --
Cumulative effect of changes in accounting
  principle, net of tax                                (634)       --    (4,150)
-------------------------------------------------------------------------------
Net income (loss)                                  $ 50,368  $(16,169) $(12,672)
===============================================================================
Earnings (loss) per common share
Continuing operations                              $   1.23  $    .61  $    .19
Loss from discontinued operations                     (0.11)    (1.21)     (.38)
Gain on sale of discontinued operations                  --       .24        --
Cumulative effect of changes in accounting
  principle                                            (.01)       --      (.09)
-------------------------------------------------------------------------------
Net income (loss)                                  $   1.11  $   (.36)  $  (.28)
================================================================================

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
---------------------------
JOSTENS INC. AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER-SHARE DATA)                             JUNE 30
-------------------------------------------------------------------------------
                                                                1995       1994
-------------------------------------------------------------------------------
Assets
Current assets
Cash and short-term investments                             $173,469   $107,827
Accounts receivable, net of allowance of $9,049 and
  $13,749, respectively                                      124,392    149,206
Inventories     Finished products                             17,079     28,026
                Work-in-process                               26,928     23,879
                Materials and supplies                        27,387     30,733
-------------------------------------------------------------------------------
                                                              71,394     82,638
Deferred income taxes                                         17,845     39,985
Prepaid expenses                                               2,869      6,123
Other receivables                                             12,399     10,338
-------------------------------------------------------------------------------
Total current assets                                         402,368    396,117
-------------------------------------------------------------------------------
Other assets
Intangibles                                                   30,915     47,737
Software development costs                                        --     29,356
Note receivable, net of $9,900 discount and $11,131
  deferred gain                                               18,969         --
Noncurrent deferred income taxes                              15,590         --
Other                                                         12,301     20,850
-------------------------------------------------------------------------------
Total other assets                                            77,775     97,943
-------------------------------------------------------------------------------
Property and equipment
Land                                                           5,260      5,277
Buildings                                                     38,253     38,131
Machinery and equipment                                      141,043    164,233
-------------------------------------------------------------------------------
                                                             184,556    207,641
Accumulated depreciation                                    (116,731)  (131,870)
-------------------------------------------------------------------------------
Total property and equipment                                  67,825     75,771
-------------------------------------------------------------------------------
                                                            $547,968   $569,831
===============================================================================

22                               See notes to consolidated financial statements


                                                    June 30
-----------------------------------------------------------------
                                                1995       1994
-----------------------------------------------------------------
Liabilities and shareholders' investment
Current liabilities
Accounts payable                              $ 17,624   $ 33,192
Salaries, wages and commissions                 52,544     68,394
Customer deposits                               36,367     36,080
Other accrued liabilities                       43,820     48,749
Dividends payable                               10,005     10,001
Deferred revenue                                    --     11,820
Income taxes                                    35,372     14,663
Current maturities on long-term debt               355        495
-----------------------------------------------------------------
Total current liabilities                      196,087    223,394
Long-term debt -- less current maturities       53,899     54,267
Deferred income taxes                               --      5,943
Accrued pension costs                           12,578     19,291
Other noncurrent liabilities                    14,791     10,355
Commitments and contingencies                       --         --
Shareholders' investment
Preferred shares, $1.00 par value:
  authorized 4,000 shares, none issued              --         --
Common shares, $.33 1/3 par value:
  authorized 100,000 shares
Issued 1995 -- 45,482; 1994 -- 45,482           15,160     15,160
Capital surplus                                154,410    152,996
Retained earnings                              105,213     92,855
Foreign currency translation adjustment         (4,170)    (4,430)
-----------------------------------------------------------------
Total shareholders' investment                 270,613    256,581
-----------------------------------------------------------------
                                              $547,968   $569,831
=================================================================

Statements of Consolidated Cash Flows
Jostens Inc. and Subsidiaries



(Dollars in thousands)                                   Years ended June 30
----------------------------------------------------------------------------------
                                                     1995        1994       1993
----------------------------------------------------------------------------------
Operating activities
Net income (loss)                                  $ 50,368   $(16,169)   $(12,672)
Depreciation and amortization                        28,339     38,927      34,896
Noncash restructuring charges                            --     27,333      10,624
Deferred income taxes                                   607    (21,254)    (14,427)
Gain on sale of discontinued operations                  --    (10,987)         --
Changes in assets and liabilities, net of
  effects from sale of discontinued operations:
Accounts receivable                                  (1,303)    37,000      15,470
Inventories                                           2,436     26,333     (13,325)
Prepaid expenses                                        434      4,577      (3,562)
Accounts payable                                    (11,009)   (19,396)      5,596
Other                                                11,070     58,747      41,796
----------------------------------------------------------------------------------
                                                     80,942    125,111      64,396
----------------------------------------------------------------------------------
Investing activities
Capital expenditures                                (19,142)   (15,202)    (20,900)
Software development costs                           (9,560)   (19,437)    (27,515)
Other                                                 4,074       (144)     (1,824)
Net proceeds from sale of discontinued operations    49,471     43,808          --
----------------------------------------------------------------------------------
                                                     24,843      9,025     (50,239)
----------------------------------------------------------------------------------
Financing activities
Cash dividends                                      (40,000)   (39,999)    (40,798)
Exercise of stock options                               225        702       5,721
Reduction in long-term notes                           (368)      (576)    (24,126)
----------------------------------------------------------------------------------
                                                    (40,143)   (39,873)    (59,203)
----------------------------------------------------------------------------------
Change in cash and short-term investments            65,642     94,263     (45,046)
Cash and short-term investments, beginning of year  107,827     13,564      58,610
----------------------------------------------------------------------------------
Cash and short-term investments, end of year       $173,469   $107,827    $ 13,564
==================================================================================

                                  See notes to consolidated financial statements

Statements of Consolidated Changes in Shareholders' Investment
Jostens Inc. and Subsidiaries

                                                  Common Shares                                Cumulative
                                                ------------------     Capital     Retained   Translation
(In thousands, except per-share data)           Number     Amount      Surplus     Earnings    Adjustment
---------------------------------------------------------------------------------------------------------
Balance -- June 30, 1992                        45,033     $15,010    $146,070     $204,483      $  (838)
Stock options exercised -- net                     194          65       3,217
Transactions of pooled company                     198          67       2,372
Net loss                                                                            (12,672)
Cash dividends of $.88 per share                                                    (40,798)
Tax benefit of stock options                                               653
Change in cumulative translation adjustment                                                       (1,911)
---------------------------------------------------------------------------------------------------------
Balance -- June 30, 1993                        45,425      15,142     152,312      151,013       (2,749)
Stock options and restricted stock -- net           57          18         684
Net loss                                                                            (16,169)
Cash dividends of $.88 per share                                                    (39,999)
Change in cumulative translation adjustment                                                       (1,681)
Adjustment in minimum pension liability                                              (1,990)
---------------------------------------------------------------------------------------------------------
Balance -- June 30, 1994                        45,482      15,160      152,996      92,855       (4,430)
Stock options and restricted stock -- net                                 1,414
Net income                                                                           50,368
Cash dividends of $.88 per share                                                    (40,000)
Change in cumulative translation adjustment                                                          260
Adjustment in minimum pension liability                                               1,990
---------------------------------------------------------------------------------------------------------
Balance -- June 30, 1995                        45,482     $15,160     $154,410    $105,213      $(4,170)
=========================================================================================================

See notes to consolidated financial statements                                25

Notes to Consolidated Financial Statements
Jostens Inc. and Subsidiaries

Summary of Significant Accounting Policies
------------------------------------------

  Principles of Consolidation The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

  Cash, Short-term Investments and Cash Flows For purposes of reporting cash flows, cash and short-term investments include cash on hand, time deposits and commercial paper. SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, was adopted in fiscal 1995. The implementation of this statement did not have a material impact on the results of operations. Short-term investments have an original maturity of three months or less and are considered cash equivalents. All investments in debt securities have an original maturity of three months or less and are considered to be held to maturity. The short-term securities are carried at amortized cost, which approximates fair value, and totaled $161.1 million and $99.2 million at June 30, 1995 and 1994, respectively. Total cash payments for income taxes and interest, respectively, were $15.1 million and $4.2 million in 1995, $8.9 million and $5.9 million in 1994, and $24.2 million and $7.5 million in 1993.

  Inventories Gold and certain other inventories aggregating $2.6 million at June 30, 1995, and $4.1 million at June 30, 1994, are stated at the lower of last-in, first-out (LIFO) cost or market, and are $14.8 million and $13.8 million lower in the respective years than such inventories determined under the lower of first-in, first-out (FIFO) cost or market. All other inventories are stated at the lower of FIFO cost or market.

  Inventory Obsolescence The company's policy is to employ a systematic methodology that includes quarterly evaluations of inventory, based upon business trends, to specifically identify obsolete, slow-moving and nonsalable inventory. Inventory reserves are evaluated quarterly to ensure they continually reflect the current business environment and trends.

  Intangibles Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses and are amortized over various periods of up to 40 years. Accumulated amortization at June 30, 1995 and 1994, was $14.5 million and $23.2 million, respectively. The carrying value of intangible assets is assessed annually and/or when factors indicating an impairment are present. The company employs an undiscounted cash flow method of assessment for these assets. The intangible balance also includes the intangible asset related to additional minimum pension liability of $2.7 million and $5.5 million at June 30, 1995 and 1994, respectively.

  Depreciation Property and equipment are carried at cost. Depreciation on buildings, machinery and equipment is provided principally on the straight-line method for financial reporting purposes over their estimated useful lives: buildings, 15 to 40 years; machinery and equipment, three to 10 years. Depreciation expense charged to continuing operations was $13.6 million, $13.3 million and $14.6 million in 1995, 1994 and 1993, respectively. The carrying value of property and equipment is assessed annually and/or when factors indicating an impairment is present.

  Income Taxes The company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the use of the asset and liability method of accounting for income taxes. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

  Sales Returns and Warranty Costs Provisions for sales returns and warranty costs are recorded at the time of sale based on historical information adjusted for current trends.

  Foreign Currency The company enters into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect the company from the risk that inventory purchases denominated in foreign currency will be adversely affected by changes in foreign currency rates. All contracts the company had at June 30, 1995, mature within one year and are held for purposes other than trading. The amount of contracts outstanding at June 30, 1995 and 1994, were $.1 million and $3.2 million, respectively. The company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts. Jostens does not anticipate nonperformance by any of these counterparties. The amount of this credit exposure is generally limited to unrealized gains on the contracts. At June 30, 1995 and 1994, there were no material unrealized gains or losses on outstanding foreign currency forward contracts.

  Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in a separate component of equity. Realized and unrealized gains and losses on foreign currency forward contracts used to purchase inventory with no firm purchase commitments are recognized currently in net income because they do not qualify as hedges for accounting purposes. Realized and unrealized gains and losses on forward contracts used to purchase inventory for which the company has firm purchase commitments qualify as accounting hedges and therefore are deferred and recognized in income when the inventory is sold.

  Earnings Per Common Share Earnings per share have been computed by dividing net income by the average number of common shares outstanding. The impact of any additional shares issuable upon the exercise of dilutive stock options is not material.

  Postemployment Benefits In the first quarter of fiscal 1995, the company adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits. Adopting this statement resulted in a $1.1 million ($.6 million after tax) charge to operations.

  Reclassification Certain 1994 and 1993 balances have been reclassified to conform to the fiscal 1995 presentation.

Discontinued Operations
-----------------------

  The statements of consolidated operations presented have been reclassified to reflect the company's JLC business (including the Wicat Systems computer-based aviation training division, which Jostens retains but intends to sell in fiscal 1996) as discontinued operations along with the company's previously discontinued Sportswear business.

  In June 1995, Jostens sold its JLC curriculum software subsidiary to a group led by Bain Capital, Inc. for $50 million in cash; a $36 million unsecured, subordinated note maturing in eight years with a stated interest rate of 11 percent; and a separate $4 million note with a stated interest rate of 8.3 percent convertible into 19 percent of the equity of Jostens Learning, subject to dilution in certain events. The notes were recorded at fair value, using an estimated 20 percent discount rate on the $36 million note, resulting in a discount of $9.9 million. The transaction gain of $11.1 million ($5.8 million after tax) was deferred in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. The gain will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. As part of the transaction Jostens also agreed to pay $13 million over two years to fund certain JLC existing liabilities.

  In 1994, the company also recorded a restructuring charge of $60.9 million ($40.2 million after tax, or 88 cents per share) related to JLC, which has been reclassified as part of discontinued operations. The restructuring charge relating to JLC included $39.1 million to focus its product development, $7.3 million to exit both direct and indirect investments in three ancillary lines of business, $4.1 million to exit the hardware sales and service business, and $10.4 million for work-force reduction. The company also recorded in 1993 a restructuring charge of $10.4 million ($8.3 million after tax, or 18 cents per share) related to JLC, which has been reclassified as part of discontinued operations. The restructuring charge included $5 million for the write-off of certain software development costs, as well as $5.4 million for headcount reductions. Jostens Learning retained all remaining accruals related to the restructurings after the sale except for $3.1 million related to the Wicat Systems business.

  Significant accounting policies relevant to discontinued operations included those related to capitalization of software development costs and software revenue recognition. JLC capitalized software development costs when the project reached technological feasibility and ceased capitalization when the product was ready for release. Research and development costs related to software development that had not reached technological feasibility were expensed as incurred. Software development costs were amortized on the straight-line method over a maximum of five years or the expected life of the product, whichever was less. JLC recognized revenue for hardware and software upon shipment of the product, provided that no significant vendor or postcontract obligations remained outstanding and collection of the resulting receivable was deemed probable. Revenue generated from service contracts and postcontract customer support on software was recognized ratably over the period of the contract. The revenue recognition for instruction and user training was part of the service contract recognized ratably over the life of the contract. For insignificant vendor and postcontract obligations remaining at the time of shipment, the company's policy was to accrue all such obligations. Deferred revenue comprised payments received in advance of revenue recognized on contracts.

  In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had been written down by $15 million to its estimated net realizable value in the fiscal 1993 restructuring.

  Revenue and income data related to discontinued operations are as follows:

JLC/Wicat Systems                1995     1994     1993
--------------------------------------------------------
Revenue                         $108.6   $177.5   $201.6
Restructuring charges               --     60.9     10.4
Income tax benefit                 2.5     28.0      6.0
Loss from operations            $  4.9   $ 54.3   $  9.0

Sportswear                       1995     1994     1993
--------------------------------------------------------
Revenue                         $   --   $ 52.1   $ 82.8
Restructuring charges               --       --     15.0
Income tax benefit                  --       .5      4.9
Loss from operations                --       .8      8.0
Gain on sale, net of tax        $   --   $ 11.0   $   --

Long-Term Debt and Other Borrowings
-----------------------------------

Long-term debt consisted of the following:

                                            June 30
                                       -----------------
(Dollars in thousands)                  1995      1994
--------------------------------------------------------
Medium-term notes, due in
  August 1996, plus interest
  at 8.02%                             $50,000   $50,000
6.75% revenue bonds,
  covering general offices,
  due in January 2004                    3,600     3,600
Other                                      654     1,162
--------------------------------------------------------
                                        54,254    54,762
Less current maturities                    355       495
--------------------------------------------------------
                                       $53,899   $54,267
========================================================

  Annual maturities on long-term debt are $50 million in fiscal 1997, zero in 1998, zero in 1999, zero in 2000 and $3.9 million thereafter. The fair value of long-term debt at June 30, 1995 and 1994, approximated the carrying value. During fiscal 1995, Jostens had unsecured lines of credit with four banks totaling $60 million, under which the company could either borrow on a short-term basis or use the bank's credit to support the issuance of short-term commercial paper. In addition, the company had unsecured demand facilities with two banks totaling $55 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing. In compensation for its credit arrangements, the company incurred certain commitment fees, which were not significant. The company had no short-term borrowings outstanding at June 30, 1995 or 1994.

Income Taxes
------------

  Income from continuing operations before taxes, discontinued operations and changes in accounting principle was as follows:

(Dollars in thousands)         1995      1994      1993
--------------------------------------------------------
Domestic                     $87,009   $42,095   $10,534
Foreign                        6,884     6,399     8,618
--------------------------------------------------------
                             $93,893   $48,494   $19,152
========================================================

  The components of the provision for income taxes attributable to earnings from continuing operations were as follows:

(Dollars in thousands)         1995      1994      1993
--------------------------------------------------------
Federal                      $23,272   $18,710   $17,490
State                          5,198     3,883     2,775
Foreign                        3,518     2,603     3,688
--------------------------------------------------------
                              31,988    25,196    23,953
Deferred                       6,039    (4,656)  (13,298)
--------------------------------------------------------
                             $38,027   $20,540   $10,655
========================================================

  The following summarizes the differences between income taxes computed at the U.S. statutory rate and income tax expense from continuing operations for financial reporting purposes:

(Dollars in thousands)     1995     1994     1993
-------------------------------------------------
Tax at U.S.
 statutory rate         $32,862  $16,973  $ 6,512
State income taxes,
 net of federal income
 tax benefit              3,682    2,455    1,637
Nondeductible
 restructuring charges       --       --    1,354
All other, net            1,483    1,112    1,152
-------------------------------------------------
                        $38,027  $20,540  $10,655
=================================================

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets as of June 30, 1995 and 1994, were as follows:


(Dollars in thousands)               1995      1994
---------------------------------------------------
Deferred tax liabilities
Capitalized software
 development costs               $     --  $ 11,596
Tax over book depreciation          4,119     3,869
Other, net                          5,869     5,549
---------------------------------------------------
Net deferred tax liabilities        9,988    21,014
Deferred tax assets
Restructuring charges               3,694    18,689
Net operating loss and tax
 credit carryforwards of
 acquired companies                 6,412    10,356
Allowance for doubtful accounts     4,657     7,063
Sales representatives'
 overdraft reserve                  2,389     3,657
Sales returns and allowances        2,929     3,401
Postretirement benefits             3,200     2,933
Pension plans                       5,403     4,994
Deferred gain on sale of
 Jostens Learning                   5,330        --
Discount on note receivable         3,950        --
Reserves for discontinued
 operations                         2,156        --
Other, net                          5,420     7,605
---------------------------------------------------
                                   45,540    58,698
Valuation allowance                (2,117)   (3,642)
---------------------------------------------------
Net deferred tax assets            43,423    55,056
---------------------------------------------------
Net deferred tax (asset)         $(33,435) $(34,042)
---------------------------------------------------

  At June 30, 1995, the company had net operating loss carryforwards from business acquisitions of $15.1 million for federal income tax purposes that expire in the years 1998 through 2004. The company also had investment tax credit and research and experimentation tax credit carryforwards of $1.1 million that expire in the years 1998 through 2004. The decrease in the valuation allowance from June 30, 1994, to June 30, 1995, was due to utilization of net operating loss carryforwards and tax credit carryforwards related to the sale of JLC. This benefit was deferred and will be recognized in income when the deferred gain on the sale is recognized.

Benefit Plans

  The company's noncontributory pension plans cover substantially all employees. The defined benefits provided under the plans are based on years of service and/or compensation levels. Annually, the company funds the actuarially determined costs of these plans, including the amortization of prior service costs over 30 years. Service cost represents the present value of the increase in future benefits resulting from the current year's service. The projected benefit obligation is the present value of benefits, assuming future compensation levels, for services rendered to date. During fiscal 1995, the company reduced by $6 million the minimum pension liability as required by the SFAS No. 87, Employers' Accounting for Pensions. The adjustment, which had no effect on 1995 income, was offset by a reduction of $2.7 million in intangible assets recorded in the previous year and an increase in shareholders' investment of $2 million after tax.


  The components of pension cost and the funded status were as follows:

(Dollars in thousands)              1995            1994            1993
--------------------------------------------------------------------------
Service cost                     $  3,366         $  3,254        $  3,209
Interest on projected
  benefit obligation                7,447            6,925           6,083
Return on assets --
  actual loss (gain)               (7,556)             326          (6,164)
  deferred                           (262)          (6,978)             93
Amortization                          243             (359)           (527)
--------------------------------------------------------------------------
Pension cost                     $  3,238         $  3,168        $  2,694
==========================================================================



                                                 June 30, 1995
                                       --------------------------------
                                       Plans whose          Plans whose
                                     assets exceed     accrued benefits
                                  accrued benefits        exceed assets
-----------------------------------------------------------------------
Vested benefit obligation                 $ 64,047            $  24,661
Accumulated benefit
  obligation                                67,818               25,869
Projected benefit obligation                75,285               27,425
Fair value of plan assets                   81,635                9,777

Plan assets in excess of
 (less than) projected
 benefit obligation                       $  6,350            $ (17,648)
Unrecognized net (gain) loss                (5,460)               1,339
Unrecognized prior service cost              9,486                3,348
Unrecognized net (asset)
  at transition                             (6,796)                (513)
Adjustment required to
  recognize minimum liability                   --               (2,684)
-----------------------------------------------------------------------
Net pension asset (liability) in
  consolidated balance sheets             $  3,580            $ (16,158)
=======================================================================

                                                June 30, 1994
                                       --------------------------------
                                       Plans whose          Plans whose
                                     assets exceed     accrued benefits
                                  accrued benefits        exceed assets
-----------------------------------------------------------------------
Vested benefit obligation                 $ 34,743            $  52,664
Accumulated benefit
  obligation                                37,795               54,467
Projected benefit obligation                45,736               55,839
Fair value of plan assets                   49,304               36,069

Plan assets in excess of
  (less than) projected
  benefit obligation                      $  3,568            $ (19,770)
Unrecognized net (gain) loss                (6,951)               7,075
Unrecognized prior service cost              8,094                5,680
Unrecognized net (asset)
  at transition                             (5,679)              (2,523)
Adjustment required to
  recognize minimum liability                   --               (8,785)
-----------------------------------------------------------------------
Net pension (liability) in
  consolidated balance sheets             $   (968)           $ (18,323)
=======================================================================

  Plan assets consist primarily of corporate equity, including $4.2 million of the company's common stock, as well as corporate and U.S. government debt, and real estate.

  The assumptions used in determining the components of pension cost and the funded status were as follows:

                                            1995        1994       1993
-----------------------------------------------------------------------
Weighted average
  discount rates                            8.00%       7.50%      8.00%
Rates of increase in
  compensation                              5.00%       5.00%      6.00%
Expected rate of return
  on assets                                 8.75%       8.00%      8.00%


  In conjunction with the 1994 divestiture of Sportswear, accrued benefits under the applicable defined-benefit pension plans were frozen and active participants became fully vested. The plans' trustee will continue to maintain and invest plan assets and will administer benefit payments. In accordance with SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans, a curtailment loss of $.7 million was included in the gain on the sale of Sportswear.

  The company's retirement savings plan, which covers substantially all nonunion employees, provides for a matching contribution by the company on amounts, limited to 6 percent of compensation, contributed by employees. The company's contribution for the years ended June 30, 1995, 1994 and 1993, was $2.4 million, $2.4 million and $1.8 million, respectively, representing 50 percent of eligible employee contributions in 1995, 50 percent in 1994 and 33.3 percent in 1993.

Postretirement Benefits other than Pensions
-------------------------------------------

  Jostens provides medical insurance benefits for substantially all retirees. Employees who retired prior to June 30, 1993, pay medical contributions at an amount either frozen at retirement or at a fixed percentage of the plan costs prior to age 65. Employees retiring after that date receive only a fixed dollar contribution toward coverage prior to age 65. The fixed dollar contribution is based on vested service at retirement and is not projected to increase in the future. In fiscal 1993, Jostens adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This statement requires the accrual of postretirement benefit costs during the years an employee provides services. The unfunded obligation of $6.7 million ($4.2 million after tax) was charged against earnings, effective as of the beginning of the year.

  The components of the postretirement costs and the benefit obligation reported in the consolidated balance sheets under SFAS No. 106 were as follows:

(Dollars in thousands)                 1995             1994
------------------------------------------------------------
Service cost of benefits earned     $    75          $    77
Interest cost of benefit obligation     463              466
Amortization of net (gain)
  from earlier periods                 (471)              --
Amortization of unrecognized
  prior service cost                     (7)              (7)
------------------------------------------------------------
Postretirement benefit cost         $    60          $   536
============================================================


(Dollars in thousands)                 1995             1994
------------------------------------------------------------
Retirees                            $ 5,009          $ 5,594
Fully eligible active participants       82               97
Other active participants               959            1,140
------------------------------------------------------------
                                      6,050            6,831
Unrecognized prior service cost          84               92
Unrecognized net gain                   884              503
------------------------------------------------------------
Accumulated postretirement
  benefit obligations               $ 7,018          $ 7,426
============================================================

  The assumptions used in determining the benefit obligation in 1995 included a medical plan cost trend rate of 13.4 percent, declining to 7.9 percent in the year 2000, and a weighted average discount rate of 8 percent. Fiscal 1994 assumptions included a medical plan cost trend rate of 14.5 percent, declining to 7.9 percent in the year 2000, and a weighted average discount rate of 7.5 percent. A one-percentage-point increase in the assumed health care cost trend rates for each future year increases the accumulated postretirement benefit obligation for health care benefits by approximately $.4 million with minimal impact on interest cost and no impact on service cost, since benefits for future retirees are defined-dollar benefits unrelated to health care benefits.

Commitments and Contingencies
-----------------------------
  The company's noncancelable minimum rental commitments for facilities and equipment are $4.7 million in fiscal 1996, $3.3 million in 1997, $1 million in 1998, $.6 million in 1999, $.5 million in 2000 and $2.5 million thereafter. Operating lease rental expenses were $6.3 million in 1995, $6 million in 1994 and $6.2 million in 1993. Jostens has forward contracts of $27.7 million for commitments to purchase 70,557 ounces of gold that mature at various times in 1996 with prices ranging from $385 to $407 per ounce. Jostens is a party to litigation arising in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the company's results of operations and financial position, if any, for the disposition of these matters will not be material.

  Jostens also assesses reasonably possible environmental liability beyond that which has been accrued. This liability is not probable, but is more likely than remote. As of June 30, 1995, the company identified four sites requiring further investigation. The potential liability cannot be fully assessed, since the sites are in the early stages of investigation. In addition, two other sites nearing completion did not require any accruals as of June 30, 1995. The amount of environmental liability identified that is reasonably possible is in the range of $.6 million to $4.6 million. As of June 30, 1995, the company has not been designated as a potentially responsible party at any site. The amount accrued during 1995 with respect to potential liability is $.6 million and is recorded as part of the "other accrued liabilities." The company does not expect to incur liabilities at the higher end of the range, based on the limited information currently available.

Stock Options and Restricted Stock
----------------------------------
  Under stock option plans, Jostens has granted options to key employees to purchase common shares of the company at 100 percent of the market price on the dates the options are granted. The following summarizes the changes in stock options outstanding:


                                              Options Outstanding
                                     -------------------------------------
(In thousands)                        1995            1994            1993
--------------------------------------------------------------------------
Beginning of year                    2,400           2,446           2,181
Granted                              1,106             463             521
Exercised                              (28)            (26)           (200)
Canceled                              (223)           (483)            (56)
--------------------------------------------------------------------------
End of year                          3,255           2,400           2,446
==========================================================================

  The options exercised during fiscal 1995 ranged in price from $1.21 to $17.88 per share. At June 30, 1995, the exercise price on outstanding options ranged from $1.21 to $34.19 per share, and 1.6 million options were exercisable under stock option plans. Approximately .7 million and 1.1 million common shares were reserved for future grants under the stock option plans at June 30, 1995 and 1994, respectively.

  Jostens maintains a stock incentive plan, which provides for the grant of restricted stock awards and performance share units. Shares of restricted stock issued under the plan are subject to transfer restrictions based on the continuous employment of the employee, other than retirement, and/or performance criteria. Participants have voting, liquidation and other rights with respect to shares of common stock issued to the participant as a restricted stock award. Restricted stock awards based solely on continuous employment of the employee granted as of June 30, 1995, totaled 8,500 shares. Holders of these restricted stock awards receive dividends paid on the common stock. During fiscal 1995, certain members of the Jostens senior management team were granted performance share units as part of Jostens' long-term management incentive plan. Performance share units are tied directly to attaining specific financial performance targets. If all or a portion of performance units are awarded, the units are converted into a restricted stock award, which is subject to transfer and vesting restrictions based upon continuous employment of the recipient. Performance share units granted as of June 30, 1995, totaled 171,573. Effective June 30, 1995, a total of 56,182 restricted shares were awarded as a result of achieving fiscal 1995 performance share unit targets, resulting in $1.2 million in expense.

Shareholder Rights Plan
-----------------------
  In August 1988, the Board of Directors declared a distribution to shareholders of one common share purchase right for each outstanding common share. Each right entitles the holder to purchase one common share at an exercise price of $60. The rights become exercisable if a person acquires 20 percent or more, or announces a tender offer for 25 percent or more, of the company's common shares. If a person acquires at least 25 percent of the company's outstanding shares, each right will entitle the holder to purchase the company's common shares having a market value of twice the exercise price of the right. If the company is acquired in a merger or other business combination, each right will entitle the holder to purchase common stock of the acquiring company at a similar 50 percent discount. The rights, which expire in August 1998, may be redeemed by the company at a price of 1 cent per right at any time prior to the 30th day after a person has acquired at least 20 percent of the company's outstanding shares.

Business Segment Information
----------------------------
  The company's operations are classified into two business segments: school-based recognition products and services (School Products) and longevity and performance recognition products and services for businesses (Recognition).

  The School Products segment manufactures and sells products and services including yearbooks, class rings, graduation products and student photography packages, as well as customized products for university alumni.

  Operations within the Recognition segment include the manufacture and sale of customized sales, service and business achievement awards.

  Operating income from continuing operations by business segment is defined as sales less operating costs and expenses. Income and expense not allocated to business segments include investment income, interest expense and corporate administrative costs.

  Identifiable assets are assets used exclusively in the operations of each business segment and are reflected after eliminating intercompany balances. Corporate assets principally comprise cash, short-term investments, deferred income tax assets, notes receivable and certain property and equipment.

  Financial information by reportable business segment is included in the following summary:


(Dollars in thousands)          1995       1994       1993
------------------------------------------------------------
Net Sales
School Products               $565,033   $546,191   $540,691
Recognition                    100,066    103,678     94,106
------------------------------------------------------------
Consolidated                  $665,099   $649,869   $634,797
============================================================
Income from
  continuing operations
School Products               $107,071   $ 73,463   $ 40,042
Recognition                      4,727      9,489      8,582
Corporate items
  and eliminations             (17,180)   (29,478)   (23,820)
------------------------------------------------------------
Consolidated                    94,618     53,474     24,804
Net interest expense              (725)    (4,980)    (5,652)
Income from continuing
  operations before
  income taxes                $ 93,893   $ 48,494   $ 19,152
============================================================

(Dollars in thousands)          1995       1994       1993
------------------------------------------------------------
Identifiable Assets
School Products               $236,424   $225,249   $260,927
Recognition                     45,177     47,315     48,068
Discontinued
  operations                     6,165    119,999    246,792
Corporate items and
  eliminations                 260,202    177,268     57,663
------------------------------------------------------------
Consolidated                  $547,968   $569,831   $613,450
============================================================
Depreciation and
  amortization
School Products               $ 10,951   $ 11,700   $ 12,634
Recognition                      2,111      1,775      2,267
Discontinued
  operations                    13,179     24,013     18,780
Corporate items                  2,098      1,439      1,215
------------------------------------------------------------
Consolidated                  $ 28,339   $ 38,927   $ 34,896
============================================================
Capital Expenditures
School Products               $  8,540   $  6,252   $  9,769
Recognition                      1,369      1,054      1,550
Discontinued
  operations                     2,559      3,994      8,589
Corporate items                  6,674      3,902        992
------------------------------------------------------------
Consolidated                  $ 19,142   $ 15,202   $ 20,900
============================================================

  Corporate recorded restructuring charges of $8.5 million in 1994 and $3.7 million in 1993. School Products recorded restructuring charges of $36.5 million in 1993. Income from continuing operations for School Products in 1994 included $16.4 million of provisions for revised estimates of inventories, receivables and overdrafts. Income from continuing operations for Recognition in 1994 included $.5 million for revised inventory estimates.

Restructurings
--------------

  Fiscal 1994 The company recorded an $8.5 million restructuring charge ($5.1 million after tax, or 12 cents per share) related to continuing operations in the fourth quarter of 1994, covering headcount reductions in the general and administrative functions. As a result of a study of corporate overhead costs in 1994, the company eliminated approximately 125 positions to achieve the desired management organization. The 1994 restructuring accrual decreased by $7 million in fiscal 1995 to $.9 million at June 30, 1995, due to payments of $6.2 million and noncash items of $.8 million.

  Fiscal 1993 The company recorded a $40.2 million ($25.3 million after tax, or 56 cents per share) restructuring charge related to continuing operations in the fourth quarter of 1993. The charge included $26.7 million for restructuring the Photography business, of which $7.9 million related to goodwill write-offs ($5.6 million relating to the Portrait World acquisition in 1989 and $2.3 million in various smaller Photography intangibles), $12.8 million related to plant shutdowns and $6 million related primarily to write-offs of abandoned receivables from independent sales representatives and dealers. The remaining $13.5 million of restructuring charges included $4.8 million primarily for headcount reductions and relocation expenses, and $8.7 million primarily for sales force restructuring and policy changes, including write-offs of abandoned receivables from terminated independent sales representatives. The accounts receivable balances, which would have ordinarily been collectible in the absence of the changes in the sales force, were abandoned as part of the territory consolidations and sales force terminations resulting from the sales force restructuring. The 1993 restructuring accrual decreased by $6.4 million in fiscal 1995 to $4.6 million at June 30, 1995, due to payments of $4.9 million and noncash items of $1.5 million.

Changes in Accounting Estimates
-------------------------------

  As a result of certain changes in business conditions, the company conducted a review that concluded at the end of the third quarter of fiscal 1994. That review led the company to increase reserves for inventories, receivables and overdrafts from independent sales representatives to reflect amounts estimated not to be recoverable, based upon current facts and circumstances. The revised estimates reduced pretax income for 1994 by $16.9 million ($10.1 million after tax, or 22 cents per share).

Subsequent Event
----------------

  In August 1995, Jostens offered to repurchase up to 6.1 million of its common shares through a Modified Dutch Auction tender offer. Under the offer, which is expected to close in early September, shareholders have the option to tender shares at a price range of $21.50 to $24.50 per share. The repurchase will be funded from the company's cash and short-term investment balance, as well as short-term borrowings.

Unaudited Quarterly Financial Data
----------------------------------
Jostens Inc. and Subsidiaries

Fiscal 1995                                       Income              Earnings Per Share
                                                   from               ------------------     Stock Price     Dividends
(Dollars in thousands,       Net       Gross    Continuing     Net    Continuing    Net    ----------------     Per
except per-share data)      Sales     Margin    Operations   Income   Operations  Income    High       Low     Share
----------------------------------------------------------------------------------------------------------------------
First
Previously reported       $131,557   $ 65,461     $ 1,950    $ 1,316    $ .04      $ .03
Discontinued operations    (33,534)   (12,326)      1,639         --      .04         --
----------------------------------------------------------------------------------------------------------------------
                          $ 98,023   $ 53,135     $ 3,589    $ 1,316    $ .08      $ .03   $18 3/4   $15 3/4    $.22
----------------------------------------------------------------------------------------------------------------------
Second
Previously reported       $189,890   $ 96,353     $11,707    $11,707    $ .26      $ .26
Discontinued operations    (32,267)   (11,463)        660         --      .01         --
----------------------------------------------------------------------------------------------------------------------
                          $157,623   $ 84,890     $12,367    $11,707    $ .27      $ .26   $19 3/8   $16 7/8    $.22
----------------------------------------------------------------------------------------------------------------------
Third
Previously reported       $163,120   $ 81,715     $ 8,511    $ 8,511    $ .18      $ .18
Discontinued operations    (24,082)    (9,411)        926         --      .03         --
----------------------------------------------------------------------------------------------------------------------
                          $139,038   $ 72,304     $ 9,437    $ 8,511    $ .21      $ .18   $21 1/4   $17 3/4    $.22
----------------------------------------------------------------------------------------------------------------------
Fourth                    $270,415   $135,705     $30,473    $28,834    $ .67      $ .64   $21 5/8   $18 7/8    $.22
----------------------------------------------------------------------------------------------------------------------
Total year                $665,099   $346,034     $55,866    $50,368    $1.23      $1.11   $21 5/8   $15 3/4    $.88
======================================================================================================================

The quarterly financial data above includes the effects of reclassifying Jostens Learning and Wicat Systems as discontinued operations.

Unaudited Quarterly Financial Data
----------------------------------
Jostens Inc. and Subsidiaries

                                                                     Earnings (Loss)
Fiscal 1994                                                             Per Share
-----------                                       Income              ----------------
                                             (Loss) from       Net                 Net      Stock Price   Dividends
(Dollars in thousands,       Net      Gross   Continuing    Income  Continuing  Income     -------------        Per
except per-share data)     Sales     Margin   Operations    (Loss)  Operations  (Loss)     High      Low      Share
-------------------------------------------------------------------------------------------------------------------
First
Previously reported      $148,738  $ 69,431     $  1,451  $  2,478       $ .03   $ .05
Discontinued operations   (46,787)  (14,611)         458        --         .01      --
-------------------------------------------------------------------------------------------------------------------
                         $101,951  $ 54,820     $  1,909  $  2,478       $ .04   $ .05  $20 7/8  $18           $.22
-------------------------------------------------------------------------------------------------------------------
Second
Previously reported      $197,968  $ 96,600     $  5,709  $  3,872       $ .13   $ .09
Discontinued operations   (36,346)   (8,851)       5,020        --         .11      --
-------------------------------------------------------------------------------------------------------------------
                         $161,622  $ 87,749     $ 10,729  $  3,872       $ .24   $ .09  $20 5/8  $17 1/2       $.22
-------------------------------------------------------------------------------------------------------------------
Third
Previously reported      $158,726  $ 75,761     $ (9,247) $  1,740       $(.20)  $ .04
Discontinued operations   (32,189)   (8,391)       4,126        --         .09      --
-------------------------------------------------------------------------------------------------------------------
                         $126,537  $ 67,370     $ (5,121) $  1,740       $(.11)  $ .04  $20      $16 5/8       $.22
-------------------------------------------------------------------------------------------------------------------
Fourth
Previously reported      $321,906  $159,064     $(24,259) $(24,259)      $(.54)  $(.54)
Discontinued operations   (62,147)  (32,889)      44,696        --         .98      --
-------------------------------------------------------------------------------------------------------------------
                         $259,759  $126,175     $ 20,437  $(24,259)      $ .44   $(.54) $17 1/2  $15 1/8       $.22
-------------------------------------------------------------------------------------------------------------------
Total year               $649,869  $336,114     $ 27,954  $(16,169)      $ .61   $(.36) $20 7/8  $15 1/8       $.88
===================================================================================================================

The quarterly financial data above includes the effects of reclassifying
Jostens Learning and Wicat Systems as discontinued operations. Sportswear was previously reclassified as a discontinued operation and included a third-quarter gain of $18.5 million ($11 million after tax). In the third quarter of fiscal 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts. Restructuring charges totaling $8.5 million from continuing operations and $60.9 million from discontinued operations were recorded in the fourth quarter of 1994.

Five-Year Financial Summary
Jostens Inc. and Subsidiaries



(Dollars in millions, except per-share data)
-------------------------------------------------------------------------------------
                                            1995     1994     1993     1992     1991
-------------------------------------------------------------------------------------
Statement of operations
Net Sales                                  $665.1   $649.9   $634.8   $639.2   $632.1
Cost of products sold                       319.1    313.8    310.4    314.0    311.3
Net interest expense                           .7      5.0      5.7      8.7     10.2
Income taxes                                 38.0     20.5     10.7     29.8     27.5
Income -- continuing operations              55.9     28.0      8.5     45.2     45.0
Return on sales -- continuing operations      8.4%     4.3%     1.3%     7.1%     7.1%
Net income (loss)                            50.4    (16.2)   (12.7)    59.2     61.6
Return on investment                         19.1%    (5.7%)   (3.7%)   16.9%    19.6%
-------------------------------------------------------------------------------------
Balance sheet data
Current assets                             $402.4   $396.1   $401.6   $436.3   $389.4
Working capital                             206.3    172.7    185.3    232.2    167.7
Current ratio                                 2.1      1.8      1.9      2.2      1.8
Property and equipment                      184.6    207.6    218.9    207.4    192.3
Total assets                                548.0    569.8    613.5    643.3    596.4
Long-term debt                               53.9     54.3     54.8     55.5     31.9
Shareholders' investment                    270.6    256.6    315.7    364.7    333.6
-------------------------------------------------------------------------------------
Common share data
EPS -- continuing operations               $ 1.23   $  .61   $  .19   $ 1.00   $ 1.01
EPS -- net income (loss)                     1.11     (.36)    (.28)    1.32     1.38
Cash dividends                                .88      .88      .88      .84      .80
Book value                                   5.95     5.64     6.95     8.10     7.46
Common shares (in millions)                  45.5     45.5     45.4     45.0     44.7
Stock price high                             21 5/8   20 7/8   31 1/4   37 3/8   38 5/8
Stock price low                              15 3/4   15 1/8   16 1/2   24 1/8   23 1/2
-------------------------------------------------------------------------------------

The financial information above reflects Jostens Learning, Wicat Systems and Sportswear as discontinued operations. Restructuring charges totaling $8.5 million and $40.2 million were recorded in continuing operations and $60.9 million and $25.4 million in discontinued operations in the fourth quarters of 1994 and 1993, respectively. In 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts. Fiscal 1993 net income reflects the cumulative effect of adopting SFAS No. 106 of $6.7 million ($4.2 million after tax, or 9 cents per share).

Board of Directors
------------------

  Lilyan H. Affinito Former Vice Chairman of the Board, Maxxam Group Inc.; Director, Caterpillar Inc., Chrysler Corp., New York Telephone Co. and New England Telephone and Telegraph Co., Tambrands Inc., Lillian Vernon Corp., Kmart Corp. (Member, Audit Committee, Compensation Committee and Executive Committee)

  William A. Andres Retired Chairman of the Board and Chief Executive Officer, Dayton Hudson Corp.; Director, International Multifoods, Scott Paper Co., Lowe's Companies Inc., Hannaford Bros. Co., The St. Paul Companies. (Member, Audit Committee, Compensation Committee and Executive Committee)


  Robert C. Buhrmaster President and Chief Executive Officer, Jostens Inc.; Director, Marietta Corp. (Member, Executive Committee)

  Mannie L. Jackson Majority Owner, Chairman of the Board and Chief Executive Officer, Harlem Globetrotters International; Former Senior Vice
President-Corporate Marketing and Administration, Honeywell Inc.; Director, Ashland Oil Corp., Stanley Products, Martech Controls-South Africa. (Member, Audit Committee and Executive Committee)

  Robert P. Jensen Chairman of the Board, Jostens Inc.; Private Investor; Former Chairman and Chief Executive Officer, GK Technologies Inc., Tiger International Inc., EF Hutton LBO Inc. (Member, Audit Committee and Executive Committee)

  John W. Stodder Vice Chairman of the Board and Audit Committee Chairman, Jostens Inc.; Independent Corporate Finance Consultant; Director, Tally Industries Inc., Stevens International Inc., TransLeasing International Inc. (Member, Audit Committee, Compensation Committee and Executive Committee)

Corporate Management
--------------------

  Robert C. Buhrmaster, 48, President and Chief Executive Officer, an employee since 1992.

  Charles W. Schmid, 52, Executive Vice President and General
Manager-Scholastic and Recognition, an employee since 1994.

  Orville E. Fisher Jr., 51, Senior Vice President, General Counsel and Secretary, an employee since 1975.

  John L. Jones, 58, Senior Vice President-Human Resources, an employee since 1992.

  Trudy A. Rautio, 42, Senior Vice President and Chief Financial Officer, an employee since 1993.

  G. Nichols Simonds, 56, Senior Vice President and Chief Information Officer, an employee since 1993.

  Jack Thornton, 42, Senior Vice President and General Manager-Printing & Publishing/Photography/Jostens Canada, an employee since 1978.

  Greg S. Lea, 43, Vice President and General Manager-Colleges and Universities, an employee since 1993.

  Guy M. Marsala, 44, Vice President and General Manager-Scholastic, an employee since 1995.

  Lee U. McGrath, 39, Vice President and Treasurer, an employee since 1995.

Shareholder Information
-----------------------

  Annual Meeting of Shareholders The annual meeting of Jostens shareholders will be held at 10 a.m. Thursday, October 26, 1995, in the Jostens auditorium, 5501 Norman Center Drive, Minneapolis, Minnesota. All shareholders are invited to attend.

  Shareholder Inquiries Requests for information about Jostens, including annual and quarterly reports, Form 10-K reports and other company financial communications, may be directed to: Investor Relations, Jostens Inc., 5501 Norman Center Drive, Minneapolis, Minnesota 55437-1088. Telephone: (612) 830-3398.

  Dividend Reinvestment Jostens' automatic dividend reinvestment service is a convenient way for shareholders to increase their investment in the company. Approximately 40 percent of Jostens' registered shareholders use this service, which applies quarterly dividends and optional cash deposits to the purchase of additional Jostens shares. Shareholders interested in this service can obtain a brochure by writing the Jostens investor relations department.

  Transfer Agent and Registrar Shareholders with questions about stockholdings, dividend checks, transfer requirements and address changes should contact: Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, South St. Paul, Minnesota 55075-0738. Telephone: (612) 450-4064

  Stock Exchange Listing Jostens common stock is traded on the New York Stock Exchange (symbol: JOS). There were approximately 9,400 shareholders of record as of June 30, 1995.

  Annual Report of Corporate Responsibility The Jostens Annual Report of Corporate Responsibility is available by writing: The Jostens Foundation, 5501 Norman Center Drive, Minneapolis, Minnesota 55437-1088.

Facilities
----------

  United States Porterville and Visalia, California; Princeton, Illinois; Topeka, Kansas; Attleboro, Massachusetts; Burnsville, Edina, Minneapolis, Owatonna and Red Wing, Minnesota; Webster, New York; Winston-Salem, North Carolina; State College, Pennsylvania; Laurens, South Carolina; Clarksville, Memphis and Shelbyville, Tennessee; Denton, Texas; Lindon, Utah.

  Canada  Winnipeg, Manitoba; Toronto, Ontario; Montreal and Sherbrooke,
Quebec.

  United Kingdom  Surrey, England.


  [Recycled Logo] This report was printed by the Jostens commercial printing facility in Winston-Salem, North Carolina, on recycled (and recyclable) paper, 50% total recovered fiber, minimum 10% post-consumer fiber.

Star Trek(R) is a trademark of Paramount Pictures Corporation.

                             For more information
                       about products and services from

                                    JOSTENS

               please contact us. Our address is
               5501 Norman Center Drive, Minneapolis, MN 55437,
                or you may reach us by calling (612) 830-3300.