Form 10-K, Exhibit 13
period 1996-06-30
JOSTENS INC
filed 1996-09-25
CIK 54050

                                                                      Exhibit 13



                             We continued to make
                                the company's transition
                                from a "fix it"
                                to a "build it" mode.






                        fix                     build

                        it                        it






                          JOSTENS ANNUAL REPORT 1996
                          --------------------------

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



                           Jostens Mission Statement
                           -------------------------


[CHART]
Sales                                     92       93       94       95       96
Continuing Operations                   639.2    634.8    649.9    665.1    695.1
[$ in millions]

Earnings per Share                        92       93       94       95       96
Continuing Operations                    1.00      .19      .61     1.23     1.28
[in $]

Return on Investment                      92       93       94       95       96
[in %]                                   16.9     (3.7)    (5.7)    19.1     26.3

Financial Highlights

                                                                                                              Years ended June 30
(Dollars in millions, except ratio and per-share data)                                                       1996            1995
- ------------------------------------------------------------------------------------------------------------------------------------
Statement of operations
Net sales                                                                                                 $ 695.1         $ 665.1
Income from continuing operations                                                                            51.6            55.9
Net income                                                                                                   51.6            50.4
- -----------------------------------------------------------------------------------------------------------------------------------
Balance sheet data
Working capital                                                                                           $   8.9         $ 206.3
Current ratio                                                                                                 1.0             2.1
Total assets                                                                                                384.0           548.0
Long-term debt                                                                                                3.9            53.9
Shareholders' investment                                                                                    121.8           270.6
- ------------------------------------------------------------------------------------------------------------------------------------
Common share data
Earnings per share from continuing operations                                                             $  1.28         $  1.23
Earnings per share                                                                                           1.28            1.11
Cash dividends per share                                                                                      .88             .88
Stock price: high                                                                                          25 1/8          21 5/8
             low                                                                                           19 1/2          15 3/4
- ------------------------------------------------------------------------------------------------------------------------------------



                          Letter to Shareholders          2
                          Q&A                             4
                          Jostens at a Glance            10
                          MD&A                           14
                          Financial Statements           21
                          Notes to Financial Statements  26

To our investors:

[PHOTO OF ROBERT C. BUHRMASTER]
[PHOTO OF ROBERT P. JENSEN]

Fiscal 1996 was a year in which we continued to make the company's transition from a "fix it" to a "build it" mode.

     It is a challenging and difficult transition that requires us to modernize our systems and change many deeply ingrained processes and practices. Through the year, we made solid progress in several areas; however, we didn't do all we set out to do in 1996, particularly in earnings performance. We generated a slight increase in net income, although earnings from continuing operations declined as a result of higher interest expenses, as we returned to more normalized seasonal borrowing levels. Earnings per share, meanwhile, improved 15 percent as a result of our share repurchase last fall.

     In fiscal 1996, we increased our level of investment in marketing-related initiatives, an important step in priming our businesses for profitable growth. We saw some results from those initiatives last year, and we expect to see more in the year to come.

     Overall, while we would have preferred to see greater earnings progress, we are encouraged that we maintained earnings while moving forward on several important fronts. Some highlights:

     SHARE REPURCHASE We began the year with the repurchase of 7 million shares of common stock -- 15 percent of our outstanding shares -- in a tender offer concluded in mid-September. This was an important step in returning to shareholders cash generated from the sale of businesses that either were unprofitable or didn't fit with our vision for the future.

     PROGRAM-DRIVEN VOLUME GROWTH We demonstrated that research-based products, marketing programs and uniform sales processes can increase unit volume.

     For example, we sold nearly 10 percent more high school class rings in 1996, stemming largely from a product repositioning program introduced across the United States. That unit growth, combined with a 4 percent unit gain in 1995, are the first steps in reversing what was a long-term decline in ring unit volume for the company.

     In the college market, we expanded the Senior Salute(TM) graduation fair concept to more than 225 schools. Where Senior Salutes were conducted, our sales increased more than 20 percent on average. There was a similarly strong increase in student commencement participation in Senior Salute schools -- an important factor in administration support for this program.

     MARKET SHARE GAINS With record sales in our largest businesses -- Printing & Publishing, Jewelry and Graduation Products -- we added market share at the expense of our competitors. Printing & Publishing continued its three-year string of increasing high school yearbook market share. Jewelry expanded its share, while Graduation Products increased its share and sales dollars per customer, without increasing prices.

     MARKET SEGMENT PENETRATION During 1996, we continued to develop products and programs to reach customers in elementary and junior high schools. We are particularly pleased with the success of a new junior high ring program, the Memory Express(TM) yearbook product for elementary students and the new Milestone(TM) yearbook offering in junior high.

     REBOUND IN RECOGNITION This business improved dramatically in 1996. After conducting a thorough internal and market analysis, we implemented changes that brought immediate results. Recognition's operating profit doubled in 1996 through sound cost-control and process improvement measures. For example, by eliminating low-demand products, we were able to reduce our offering by 50 percent. With companies increasing their investment in service award programs by about 5 percent a year, and with the development of programs in the performance award area, we are encouraged about Recognition's future.

     RECORD FOURTH QUARTER The trend for more of our business to occur in the fourth quarter continued in 1996, and we ended the year with a record quarter in sales volume and profitability in our current businesses. We were pleased with our ability to handle the volume and meet customer delivery deadlines. The only flaw was in the yearbook business, where we incurred higher-than-expected costs to produce the books on time. Despite that hurdle, we had a terrific fourth quarter.

     That is by no means the complete list of what we accomplished in 1996. In all areas, our energies are focused on profitably building our business for the long-term benefit of shareholders, as well as our other stakeholders.

     Building for the future requires tremendous cultural changes throughout the organization. A great amount of change has occurred over the past three years, and it is a credit to the people of this company to have come so far. Yet, the work is not done. The changes we have made and will continue to make are unsettling to some, as we modernize our processes, clarify our relationship with the independent sales force and take steps to simplify and focus on the things that truly add value for our consumers. But the changes we're making -- in our systems as well as in our culture -- are necessary ingredients in our recipe for the future.

     The pages that follow contain a Q&A discussion of how senior management sees the company's future. As we move ahead into 1997, we will continue to work on ways to expand our current businesses, pursue new opportunities that build on our strengths, and emphasize cost-control and internal efficiencies -- all with a focus on creating shareholder value and continuing our one-step-at-a-time approach.

                                       /s/ Robert C. Buhrmaster
                                       ------------------------
                                           Robert C. Buhrmaster
                                           President and Chief Executive Officer

                                       /s/ Robert P. Jensen
                                       --------------------
                                           Robert P. Jensen
                                           Chairman of the Board

                                           August 31, 1996

[ARTWORK OF Q & A]

     In the last three years, Jostens has worked methodically, one step at a time, to address business issues and restore financial performance to historical levels. As the shorter-term issues have been addressed, company leaders have developed a vision of the future of Jostens.

     That vision sees people selecting Jostens because we're the best at helping them celebrate important moments and achievements throughout their lives. It's a vision that expands on what Jostens does best -- providing products and services that commemorate life's great experiences.

     We help create memories.

     The future entails building on the company's current business strengths and viewing our customers differently -- not just as students or company employees -- but as customers for life.

     That's a big change, requiring us to develop new ways to identify and reach customers; new ways to measure ourselves; new thinking that challenges the status quo and inspires growth, improvement and changes of magnitude -- like striving to double the number of customers we serve and double our annual sales per customer; and new ways to expand our business.

     The Jostens vision became clearer in 1996, and, while it's not a vision that will become reality in a year or two, we are moving forward.

     In the following pages, the company's senior leaders -- Bob Buhrmaster, Chuck Schmid, Chip Fisher, Jack Jones, Trudy Rautio and Jack Thornton -- discuss the opportunities, progress and outlook for Jostens.

     q Where is the company in its transition from "fix it" to "build it"?

     a We have successfully fixed and improved many things in the last three years. The most obvious accomplishments were restoring profitability after a period of decline; developing a clear direction for our company's future; and selling businesses that either were underperformers or didn't fit with our future direction.

     Along the way, we've had plenty of effort in other areas, particularly in upgrading systems, streamlining processes and creating a true consumer awareness and focus.

     We've put many of the major "fixes" in place, but not all of the work is completed. In many respects, we are never really done fixing things. However, we have progressed to the point that we can work on ways to improve earnings and sales as we continue to create greater efficiency and simplification throughout the company.

[PHOTO OF BOB BUHRMASTER]
q    What are your strategies for growth?

a    We believe we can improve earnings and sales through efforts in the key areas of expanded markets, targeted product lines, greater value and efficiency and great people working together.

     Expanded Markets  This strategy offers opportunity on three levels:

     First, we will do better in our areas of strength. In School Products, this means reaching more high school students, parents and administrators. In Recognition, it means continuing to build the primary business of employee service awards, a market growing at about 5 percent a year.

     Second, we will use our strengths to expand into related market segments. For example, we are extending our high school presence with products for students in elementary and junior high schools, and we're evaluating how to more effectively expand the college market. In Recognition, we now offer performance award programs for companies to recognize employees for achieving specific business objectives.

     Third, we will reach customers in other activities and at special times of their lives. People participate in many organizations, activities and associations - and all are opportunities for Jostens to help celebrate important moments and achievements.

     Expanded markets also means geographic expansion. About 7 percent of the company's 1996 sales came from outside the United States - nearly all of which was in Canada. We expect that our first steps into new international markets will be in Latin America, where market research shows that our school products and recognition products and services will fit local cultures and customs.

[PHOTO OF TRUDY RAUTIO]

     Targeted Product Lines As we expand our markets, we'll reach customers with research-based products and programs that target specific consumer groups. The fiscal 1996 high school ring program, which spurred a 10 percent increase in the number of class rings sold, is a good example of how such a program can deliver strong unit-volume gains.

     Reaching customers in new ways means, in part, that we will segment them into smaller groups identified by their interests and associations. That plays into our unique ability to customize products for individual customers or groups of customers.

     Greater Value and Efficiency, and Great People Working Together This strategy reflects a continuing commitment to control costs, upgrade systems, modernize processes and provide training and development for Jostens people. This strategy also incorporates balancing our manufacturing requirements to create the best value for the consumer while maintaining flexibility for the enterprise.

q    What about acquisitions?

a    We do expect that a portion of our growth will come through acquisitions.
We are routinely considering acquiring companies that either add value to our existing businesses or add competencies to support our direction for the future.

[PHOTO OF CHUCK SCHMID]

q    What are your financial objectives?

a    We are measuring our performance in three areas.

     Sales: As we become better able to build the top line, we anticipate generating sales increases in the 5 to 7 percent range expanding to 10 percent and beyond in the next few years.

     Earnings: At any point, we expect to generate earnings growth in excess of sales growth.

     ROI: We anticipate maintaining return on investment of well above 20 percent.

     In addition, we intend to balance an above-market dividend yield with healthy earnings growth, providing a solid total return for our investors.

q    What is your assessment of 1996 performance?

a    The year was one of investing in our businesses -- programs, products and marketing initiatives to begin generating profitable growth. We experienced some benefit from those efforts last year, and we anticipate seeing more benefits in fiscal 1997.

     In retrospect, we could have paced our internal investments more effectively. While we moved forward in a number of important areas, we did not improve earnings from continuing operations, and that was disappointing.

     In fiscal 1997, we will keep an eye on top-line growth, but our primary emphasis will be on generating the earnings improvement needed to provide meaningful shareholder value.

q    Why did income from continuing operations decline in 1996?

a    First, we invested additional operating funds in new programs and initiatives. Some of those initiatives delivered benefits during the year; we anticipate that others will bring benefits in 1997. For example, in 1996 we developed new products for students in the millennium classes of 1999, 2000 and 2001. The first of those products debuts this fall.

     The second reason operating income declined in 1996 was a higher than planned commission rate associated with the repositioned high school ring program. While that new program led to a nearly 10 percent increase in the number of rings sold, the mix of products sold resulted in lower margins for the company. We have adjusted the program for fiscal 1997 to balance the benefits to the company and the sales force.

     The third reason for decline in operating income was higher than expected costs in the yearbook business. In the fourth quarter the business incurred additional overtime and manufacturing costs in order to produce and deliver a record amount of product on

[PHOTO OF CHIP FISHER]
time -- a critical factor in retaining accounts. Through one of the 1996 investment programs, sales force automation, we will have better tools in 1997 to more closely track each yearbook account and better anticipate production requirements.

q    What's going on with the independent sales force?

a    Over the years, the independent sales channel has worked to the mutual benefit of the company and the sales force. Today, independent sales representatives continue to work well as the primary distribution channel for most of our products. We currently utilize about 1,000 independent sales representatives, who specialize in various product lines, such as Jewelry/Graduation Products, Printing & Publishing (yearbooks), Photography and Recognition.

     However, just as we are asking people within the company to absorb and embrace changes to improve our business, so too are we asking the sales organization to change.

     For example, in the last three years, much of the yearbook market share we've gained has been a direct consequence of working with the sales force in new ways to uncover dissatisfied competitor accounts and focus our energies on those most likely to switch to Jostens.

     In the high school Jewelry and Graduation Products area, we are continuing to change the way we as a company approach the marketplace -- in ways that have made the business more successful in the last two years. In that time, we have worked with the sales force to demonstrate that research-based products, delivered through uniform sales processes, can and do attract more customers and drive unit volume higher.

     For the high school Jewelry and Graduation Products sales representatives, this approach represents a cultural shift from past practice. But it's an approach that works and that we will expand upon.

     Although a group of representatives who sell Jewelry and Graduation Products has requested changes in their agreements and arrangements with the company, the fact is that the current relationship works well. Consequently, we do not anticipate a substantial change in the contractual arrangement between Jostens and most of the sales force.

[PHOTO OF JACK JONES]

The year was one of investing in our businesses - programs, products and marketing initiatives to begin generating profitable growth. We experienced some benefit from those efforts last year, and we anticipate seeing more benefits in fiscal 1997.

     In 1996 and early fiscal 1997, we took steps to clarify the roles of management and the sales organization, setting a clear expectation of how we will conduct business in the future. Not everyone will like this cultural change, and as we evolve from entrepreneurial territory selling to more organized consumer marketing programs, we expect that some Jewelry and Graduation Products sales representatives will choose to not remain with Jostens, and that we will have some territory transitions.

q    What is the direction in the college market?

a    Although Jostens has historically looked at the college market as an extension of the high school market, they are quite different. It's more difficult to reach college students directly, and in college much of our business goes through campus bookstores. With 52 sales representatives serving the college market, coverage is a challenge, and the percentage of college students buying our products is much lower than in high school.

     Those business realities tell us that, while the college market presents a very good opportunity, we need to think more creatively about how we go to market. We are currently evaluating options for the structure of our sales force, and we may change the status of the college sales representatives in the future.

q    What has been done on the international front?

a    Over the last 18 months, we've developed a business strategy and identified the best opportunities for taking our school and recognition product lines into non-English speaking markets. In the last year, we conducted deeper levels of market research with local

[PHOTO OF JACK THORNTON]

business organizations in a handful of countries. As fiscal 1996 closed, we were negotiating formal business relationships in two Latin American countries.

q    What is the millennium opportunity?

a    Research indicates that, as the new millennium approaches, year-dated materials will become more important to consumers. And since most of our school-related business involves preserving memories with year-dated products, the millennium offers us a natural and unique opportunity that, we believe, could enable us to increase student buy rates by up to 10 percent over the next five years.

     For Jostens, the millennium opportunity is already beginning; fiscal 1997 is the first of a five-year window. This fall we will introduce 12 new class ring designs created especially for the class of 1999 -- students who are sophomores in the fall of 1996.

     As these students move through their high school careers, we will have an opportunity to reach them with traditional yearbook and graduation products -- as well as some newly created offerings.

     That same opportunity also exists in the college market.

     We help create
q    What are you doing to further reduce costs?

a    We have reduced annual expenses by about $11 million over the last two years as a result of organizational streamlining and initial process reengineering. With that "low-hanging fruit" already harvested, we are engaging in more fundamental process reengineering in conjunction with systems upgrades targeted to improve our administrative cost structure.

     Cost-control efforts are under way in operations, as well. In Recognition, for example, we cut $2 million in costs in fiscal 1996 by reducing inventory and eliminating slow-moving products -- all steps that were invisible to the consumer.

     In fiscal 1997, we plan to implement a new, companywide cost accounting system enabling us to track in greater detail our business performance and profitability by product line.

     In the area of manufacturing capacity and distribution, we are conducting a comprehensive review of our requirements for both today and the future. We expect the review to lead to additional outsourcing, as well as to some plant consolidations over the next two years.

     The first step in this area was taken at fiscal year-end, when we closed our jewelry plant in Winnipeg and transferred volume to other facilities. That move is expected to result in an annualized savings of about a half-million dollars.

q    What are the benefits of linking Photography and Yearbook?

a    Digital technology is providing an incentive to more closely link photographic images and the printed page. This is to our advantage, since we are able to forge greater ties between our market-leading yearbook business and the photography business, providing us a competitive tool unique to the companies in our industry.

     Based on a successful test in fiscal 1996, we are expanding efforts to jointly sell yearbook and photo services to school accounts -- and then to provide photo services through company-owned centers at selected cities in the United States. The pilot generated about $1 million in new photo sales in 1996, and we anticipate additional sales in 1997.

     Not only are the pilots building new photo business, we can use the images to deliver additional services. For example, in 1996 we introduced PanelExpress(R), a process by which we automatically flow the student photos onto yearbook class pages. This removes a tedious step from the yearbook staff and presents an opportunity for us to reduce costs and minimize mistaken identities.

     In another project, we are testing a new, quick-production photo memory book at cheerleader camps. The concept is to produce photos and memory books that are printed and ready to take home when cheerleaders leave camp. Early results suggest good customer acceptance of the product, which can be adapted to other markets.

[PHOTO]

memories.

School Products Segment

     Summary: The businesses in this segment provide products and services primarily to students, parents and schools in the United States and Canada. Customers are served principally through a network of about 900 independent sales representatives and associates. In addition, the company markets products through direct mail and retail establishments.

     Jostens' School Products businesses provide value-added services through Jostens Renaissance(R), a program that brings together teachers, administrators, students, parents and the local business community in recognizing and rewarding academic achievement. Schools with Renaissance programs have reported improvements in attendance and grade point averages and reductions in disciplinary problems.

92                  544.0
93                  540.7
94                  546.2
95                  565.0
96                  594.9

School Products Sales
[$ in millions]


92                   85.1
93                   40.0
94                   73.5
95                  107.1
96                  107.6

School Products Operating Profit
[$ in millions]

Printing & Publishing

[PHOTO]

     Products: Yearbooks, memory books and desktop publishing kits for students in high schools, colleges, junior high and elementary schools throughout the United States; commercial printing services.

     Update: High school yearbook market share increased in 1996 for the third straight year, as a result of winning new accounts through the effective use of lead generation techniques. Based on a market survey, Jostens is now the preferred yearbook provider, delivering the strongest value and performance.

     Effective in early fiscal 1997, all 235 independent sales representatives in this business are utilizing Sales Force Automation (SFA), a remote link to the company's internal data base. SFA enables reps to more effectively monitor customer accounts and keep yearbook staffs on track. A record number of yearbook pages were printed in the fourth quarter of fiscal 1996, and, even with record volume, deliveries were on time. However, some additional expenses were incurred and some schools printed fewer pages than originally planned. Those one-time events both relate to schools submitting pages later than expected. With SFA now used by the entire yearbook sales force, the company can better help yearbook staffs meet page deadlines throughout the school year.

92                  186.5
93                  189.1
94                  191.7
95                  203.1
96                  217.2

Printing & Publishing Sales
[$ in millions]

                                                                      Jostens

[PHOTO]

Jewelry

     Products: Class rings, school rings and athletic rings for students in junior high, high school and college.

     Update: Overall ring unit volume increased about 12 percent in fiscal 1996. The increase was led by a nearly 10 percent increase in the number of high school class rings sold. That growth was driven by the national introduction of a repositioned ring program, which makes it simpler and easier for customers to compare, select and order a class ring. Unit volume also improved through a new, streamlined championship ring program for high schools, a new junior high ring program and continued expansion of the Studio 1(R) retail ring line.

     In fiscal 1997, Jostens is introducing 12 ring designs created especially for students in the high school class of 1999. This is the initial offering directed to the millennium classes of 1999, 2000 and 2001 -- a five-year opportunity for Jostens that begins with high school class rings and eventually involves yearbooks, graduation products and products offered to college students.

92                  148.1
93                  144.0
94                  149.1
95                  154.5
96                  166.4

Jewelry Sales
[$ in millions]

[PHOTO]

[PHOTO]

Graduation Products

     Products: Announcements and related products, caps and gowns, diplomas and accessories for students in high school and college.

     Update: Senior Salute, a program in which Jostens works with college administrations to conduct "graduation fairs" for students, was expanded to more than 225 schools in 1996. The results were strong, with sales in Senior Salute schools increasing an average of more than 20 percent. Senior Salute is another example of how research-based programs delivered through a standardized sales process can lead to volume growth. In high school, sales dollars per customer improved, and the business benefited from enrollment increases as well as from new accounts.

92                  109.0
93                  117.2
94                  125.0
95                  133.0
96                  138.5

Graduation Products Sales
[$ in millions]
at a Glance

Photography Sales
[$ in millions]

92           35.0
93           30.6
94           27.7
95           24.2
96           23.4


Canada Sales
[$ in millions]

92           47.0
93           46.8
94           42.3
95           41.7
96           40.6

PHOTOGRAPHY

     Products: Class and individual school pictures to students in elementary, junior high and high school; high school senior portrait photography; photography for proms and other special events; and other photo-based products such as student ID cards.

     Update: Photography is forging a closer link with Printing & Publishing through the use of digital technology. With PanelExpress, Jostens can take student photographs used to create photo packages, and flow the images onto yearbook panel pages -- eliminating a tedious step for the yearbook staff.

     Joint selling of yearbook and photo accounts generated $1 million in photo volume in 1996 and is expected to deliver about $2 million in 1997.

     Profitability in Photography, which returned to the black in 1995, solidified in 1996 through cost control and more efficient manufacturing utilization between processing plants in Canada and the United States.

JOSTENS CANADA

     Products: Photography, yearbooks and class rings to students and schools throughout Canada.

     Update: Canada was brought under the same leadership organization with Photography and Printing & Publishing. A new leadership team for the business is being created, with an emphasis on more fully developing the Canadian market. In a cost-improvement step, the company closed its jewelry manufacturing facility in Winnipeg in early fiscal 1997 and shifted the volume to other facilities. The annual savings from the consolidation is expected to be about $500,000, starting in 1997.

[PHOTO]
Jostens

Recognition Segment
- -------------------

     Summary: This single-business segment provides products and services that help companies recognize and reward employee service longevity and achievement of performance objectives. Customers are served through about 100 independent sales representatives.

     Update: Following a decline in profitability in 1995, Recognition rebounded with a doubling of operating profit in 1996.

     During the year, new management in the business conducted an internal review and external market analysis. Based on that work, the business focused on reducing costs and improving efficiencies. For example, the Memphis Distribution Center was realigned around customer accounts rather than product lines to serve customers more effectively. The business also eliminated slow-moving products -- resulting in a 50 percent reduction in product without reducing sales. Overall, in 1996, costs were reduced by about $2 million.

     This business is focused on two major market segments: service awards and performance awards. Spending on service awards by U.S. companies is increasing at about 5 percent a year -- providing a natural opportunity for Jostens to expand its market position.

     Recognition is also developing programs and services in the performance market -- helping companies create programs to provide incentives and recognition for employees who meet specific objectives -- such as safety improvements and productivity gains.



92       95.3
93       94.1
94      103.7
95      100.1
96      100.2

Recognition Sales
[$ in millions]


92     7.6
93     8.6
94     9.5
94     4.7
96     9.5

Recognition Operating Profit
[$ in millions]

[PHOTO HERE]

[PHOTO HERE]

[PHOTO HERE]

at a Glance

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

     This discussion summarizes significant factors that affected the consolidated operating results, financial condition and liquidity of Jostens Inc. in the three years ended June 30, 1996. Material in this section reflects the October 1995 sale of the Wicat Systems business, the June 1995 sale of the company's Jostens Learning Corporation (JLC) subsidiary and the January 1994 sale of the Sportswear business, all of which are treated as discontinued operations in the statements of consolidated operations presented in this report.

RESULTS OF OPERATIONS

     Overall Jostens' sales from continuing operations increased 5 percent in fiscal 1996, to $695.1 million from $665.1 million in fiscal 1995. Sales in 1995 increased 2 percent from $649.9 million in 1994. The 1996 sales increase was driven by gains in the company's three largest business lines -- Printing & Publishing, Jewelry and Graduation Products. There were no, or minimal, price increases in 1996 and 1995, reflecting a continued effort to minimize price increases. Gross margins in 1996 were 52.2 percent, compared with 52.8 percent in 1995 and up from 51.7 percent in fiscal 1994. The margin decline in 1996 resulted from higher than expected manufacturing costs incurred to handle record page volume and meet yearbook delivery commitments as sales volumes shifted to the fourth quarter. Selling and administrative expenses increased to $268.1 million in 1996 from $256.8 million in 1995 and decreased from $274.1 million in 1994. The 1996 increase in selling and administrative expenses was primarily due to planned investments in the businesses, including marketing materials, business development and pilot projects for new business, as well as increased commission rates for class rings and graduation products. As a percentage of sales, these expenses remained consistent at 38.6 percent in 1996 and 1995, compared with 42.2 percent in 1994. The percentage decrease from 1994 to 1995 was due primarily to cost improvements realized through the company's reengineering efforts.

     In September 1995, the company repurchased 7 million shares of its common stock for $169.3 million through a Modified Dutch Auction tender offer. The repurchase was funded from the company's cash and short-term investment balance, as well as short-term borrowings. The result was an increase in interest expense of $4 million from 1995 and $2.6 million from 1994. In addition, interest income decreased $2.6 million from 1995 as the company maintained lower cash balances following the share repurchase. Interest income in 1995 increased $2.9 million over 1994 because the company maintained higher cash balances.

     Net income for 1996 was $51.6 million, compared with $50.4 million in 1995 and a loss of $16.2 million in 1994. Included in the 1994 income from continuing operations was an after-tax restructuring charge of $5.1 million. In addition, net income in 1995 included an after-tax charge of $600,000 associated with the adoption of Statement of Financial Accounting Standard (SFAS) No. 112, Employer's Accounting for Postemployment Benefits, and a net after-tax loss on discontinued operations of $4.9 million, compared with net after-tax losses on discontinued operations of $44.1 million in 1994.

     Earnings per share were $1.28 in 1996, compared with $1.11 in 1995 and a loss per share of 36 cents in 1994. Earnings per share from continuing operations prior to the change in accounting principle, discontinued operations and restructuring charges were $1.28 in 1996, $1.23 in 1995 and 73 cents in 1994.

     School Products Segment Sales in this segment increased 5.3 percent to $594.9 million in fiscal 1996, compared with $565 million in 1995 and $546.2 million in 1994. Record sales were recorded in the Printing & Publishing ($217.2 million), Jewelry ($166.4 million) and Graduation Products ($138.5 million) businesses.

     Printing & Publishing produced a record number of yearbook pages in 1996, reflecting success at retaining current accounts and winning new accounts. This business has also successfully positioned itself as the preferred yearbook supplier in the industry, based on customer surveys.

     In Jewelry, nearly 10 percent more high school rings were sold in 1996 than 1995, and the number of rings sold overall increased nearly 12 percent in 1996. Much of the unit gain resulted from newly repositioned ring programs, including a high school program introduced nationwide in 1996. This was the second straight year of unit-volume improvement after a 12-year decline.

     In Graduation Products, sales growth was driven by an increase in the number of customers who purchased products and by an increase in the average sales dollars per customer.

     The Photography business solidified its return to profitability in 1996. Sales were $23.4 million, a 3 percent decline from 1995, due to the loss of a large wholesale dealer and about 50 school accounts. However, initial efforts to build closer ties between Photography and Printing & Publishing resulted in about $1 million in new photography sales in 1996.

     Jostens Canada sales were $40.6 million, compared with $41.7 million in 1995. The decline resulted from fewer graduation portrait orders and from a slightly lower percentage of students buying school photo packages. Currency exchange rate fluctuations partially offset the sales decline. In July 1996, the company closed its ring manufacturing plant in Winnipeg, Manitoba, and shifted production to facilities in Attleboro, Massachusetts, and Denton, Texas.

     The School Products segment 1996 operating profit was $107.6 million, essentially flat with 1995 levels, despite record sales volumes in its main business lines. Increased selling and administrative expenses offset sales increases as the company invested in marketing materials, business development and pilot projects for new business, as well as increased commission rates for class rings and graduation products. Operating profit in 1996 was also impacted by lower gross margins associated with sales volumes shifting to the fourth quarter.

     Fiscal 1995 operating profit increased 45.7 percent to $107.1 million from $73.5 million in 1994, which included changes in estimates of $16.4 million related to inventory, accounts receivable and overdraft reserves.

     Recognition Segment Sales were $100.2 million, compared with $100.1 million in 1995 and a record 1994 level of $103.7 million.

     Operating profit increased 102 percent to $9.5 million in 1996, compared with $4.7 million in 1995 and $9.5 million in 1994. The 1996 operating profit increase reflected successful efforts to simplify work processes, reduce costs and lower the costs associated with carrying inventories. Additionally, 1995 operating profit was affected by charges to establish an environmental reserve and abandon a unique computer system.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operating activities, short-term borrowings and, in 1995 and 1994, net proceeds from the sale of discontinued operations, have been Jostens' principal sources of liquidity. Cash generated from these activities has been used primarily for dividends, capital expenditures and the $169.3 million share repurchase in the first quarter of fiscal 1996.

     Operating activities provided cash of $28.9 million in 1996, compared with $80.9 million in 1995 and $125.1 million in 1994. The decrease in cash from operating activities in 1996 was primarily attributable to payments of restructuring liabilities and retained liabilities related to discontinued operations ($21.5 million) and pension liability ($8 million), along with increases in the levels of accounts receivable ($10.4 million) and inventory ($8.2 million) balances. The accounts receivable increase was driven by sales volumes shifting to the fourth quarter as manufacturing efficiencies enabled the company to produce products closer to customer-selected delivery dates. The increase in inventory was primarily related to additional raw materials in the cap and gown business in anticipation of a new product offering in 1997.

     The decrease in cash provided from operating activities in 1995 over 1994 was due primarily to decreases in deferred revenues associated with the disposition of JLC ($14.8 million), pension liability ($5.5 million), restructuring reserves established in prior years ($6.4 million) and accounts receivable ($1.3 million), and increases in inventories ($2.4 million). In addition, 1994 operating cash flows benefited from significant reductions in both accounts receivable ($37 million) and inventories ($26.3 million).

     While operating cash flows were sufficient to fund capital expenditures and cash dividends in 1995 and 1994, the company returned in 1996 to its typical need for seasonal short-term borrowings. Because most of the company's sales volume occurs in the second and fourth quarters of each year, Jostens usually requires interim financing of inventories and receivables. Effective December 20, 1995, the company terminated its unsecured lines of credit and replaced them with a $150 million, five-year bank credit agreement. Credit available under this bank credit agreement is reduced by commercial paper outstanding. At June 30, 1996, $122.4 million was available under the bank credit agreement as a result of $27.6 million in outstanding borrowings. In addition, the company had available unsecured demand facilities with three banks totaling $80 million. These demand facilities are renegotiated periodically based on the anticipated seasonal needs for short-term financing.

     Average short-term borrowing was $68.4 million in 1996, zero in 1995 and $28.6 million in 1994, with highs of $127 million in 1996 and $87 million in 1994. In 1995, the company's strong cash position, which resulted primarily from the net proceeds from the sale of discontinued operations, eliminated the need for short-term borrowing. As planned, short-term financing resumed in 1996 as the company returned $169.3 million to shareholders through the September 1995 share repurchase. Long-term debt, including current maturities, as a percentage of total capitalization was 26.5 percent and 16.7 percent at June 30, 1996 and 1995, respectively.

     The company also had $50 million of medium-term notes due in August 1996. These notes were repaid in August 1996 with proceeds drawn from the company's $150 million bank credit facility.

     Management believes that cash generated from operating activities, together with credit available under the bank credit agreement and demand facilities, will be sufficient to fund planned capital expenditures, repayment of the medium-term notes, dividends and seasonal build-ups of inventories and accounts receivable in fiscal 1997.


CAPITAL EXPENDITURES
AND PRODUCT DEVELOPMENT

     The company invested $15.4 million in capital expenditures in 1996, compared with $19.1 million in 1995. The largest investments were made in the School Products segment to upgrade presses and other yearbook printing equipment, to improve photo processing and field camera equipment, and to enhance certain management information and communication systems. Corporate and Recognition expended $2 million and $500,000, respectively. About $18 million in capital projects is planned for 1997, including additional investments to upgrade certain printing and photography technology and replace School Products, Recognition and corporate management information systems. The projects are expected to be funded internally.


DIVIDENDS

     The company paid $35.5 million in cash dividends to shareholders in fiscal 1996. The annual dividend was 88 cents per share in 1996, 1995 and 1994.


COMMITMENTS AND CONTINGENCIES

     Environmental As part of its continuing environmental management program, Jostens is involved in various environmental improvement activities. As sites are identified and assessed in this program, the company determines potential environmental liability. Factors considered in assessing this liability include, among others, the following: whether the company has been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings, and available environmental technology. When the potential liability amounts are probable and reasonably estimable, Jostens accrues the best estimate available. For specific sites where only a range of liability is probable and reasonably estimable and no amount in the range is a better estimate than another, the company would accrue the low end of that range. While Jostens may have a right of contribution or reimbursement under insurance policies, amounts that may be recoverable from other entities by the company with respect to a particular site are not considered until recoveries are deemed to be probable. No assets for potential recoveries have been established as of June 30, 1996.

     Jostens also assesses reasonably possible environmental liability beyond that which has been accrued. This liability is not probable, but is more likely than remote. As of June 30, 1996, the company identified four sites requiring further investigation. The potential liability cannot be fully assessed, since the sites are still in various stages of investigation. In addition, two other sites nearing completion did not require any accruals as of June 30, 1996. The amount of environmental liability identified that is reasonably possible is in the range of $600,000 to $4.6 million. As of June 30, 1996, the company has not been designated as a potentially responsible party at any site. As of June 30, 1996, the amount accrued with respect to potential liability is $600,000 and is recorded as part of "other accrued liabilities". The company does not expect to incur liabilities at the higher end of the range, based on the limited information currently available.

     Sales Force During 1996, the company was approached by a group of sales representatives seeking changes in their agreements with Jostens. All of the company's sales representatives have similar contractual arrangements, and the company does not anticipate substantial changes to that relationship with the majority of sales representatives.

     For some of the about 50 representatives who serve the college market, the company anticipates a change in the contract status. These representatives' contracts call for a transition commission to be paid after the representative leaves the business. Historically, these transition payments have been paid by the new sales representative who assumed responsibility for the accounts of the outgoing representative, with Jostens acting as the collection agent. Although the nature of the potential changes to the contractual relationship with the representatives serving the college market is unknown, any change to the current arrangement may result in the company being required to account in the future for these contingent payments as a liability.

DISCONTINUED OPERATIONS

     The statements of consolidated operations are presented to reflect the company's JLC, Wicat Systems and Sportswear businesses as discontinued operations.

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

     In October 1995, the company sold its Wicat Systems business to Wicat Acquisition Corp., a private investment group. Wicat Systems was the small, computer-based aviation training subsidiary of JLC that was retained in the sale of JLC, but held for sale. The company received $1.5 million in cash plus a promissory note for approximately $150,000 from the sale. The company treated Wicat Systems as a discontinued operation in June 1995, pending the sale of the business.

     A transaction gain of $11.1 million ($5.8 million after tax) was originally recorded at the time of the JLC sale and deferred in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. In the second quarter of fiscal 1996, the deferred gain increased as a result of the sale of Wicat ($5.3 million) and some accrual settlements ($800,000). The adjusted $17.2 million gain ($9.7 million after tax) and interest on the notes receivable will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. The deferred gain is presented in the condensed consolidated balance sheets as an offset to notes receivable. The notes receivable balance represents amounts owed by JLC related to the sale of JLC, net of a $9.9 million discount and the deferred gain.

     JLC operations are tracking close to their revised plan and Jostens has been informed that JLC is currently attempting to raise additional capital for ongoing cash requirements which may result in a restructuring of holdings. Given Jostens' current carrying value of its investment in JLC, the company does not believe at this time that the carrying value is impaired.

     As part of the original sale, Jostens also agreed to pay $13 million over two years to fund certain JLC existing liabilities; $9 million has been paid through June 30, 1996. The remaining $4 million has been accrued as part of other accrued liabilities and is expected to be paid in 1997.

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

     In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had been written down by $15 million in 1993 to its then estimated net realizable value.

RESTRUCTURINGS

     The company recorded an $8.5 million restructuring charge ($5.1 million after tax, or 12 cents per share) related to continuing operations in the fourth quarter of 1994, covering headcount reductions in the general and administrative functions. The company also recorded a $40.2 million ($25.3 million after tax, or 56 cents per share) charge to continuing operations in 1993 to restructure the Photography business, reduce headcount and write off abandoned receivables. In 1995, restructuring reserves decreased by $13.4 million to $5.5 million at June 30, 1995, due to payments of $11.1 million and noncash items of $2.3 million. In 1996, restructuring reserves decreased by $2.8 million to $2.7 million at June 30, 1996, due to payments of $2.4 million and noncash items of $400,000.

CHANGES IN ACCOUNTING ESTIMATES

     As a result of certain changes in business conditions, the company conducted a review that concluded at the end of the third quarter of fiscal 1994. That review led the company to increase reserves for inventories, receivables and overdrafts from independent sales representatives to reflect amounts estimated not to be recoverable, based upon current facts and circumstances. The revised estimates reduced pre-tax income for 1994 by $16.9 million ($10.1 million after tax, or 22 cents per share).

FISCAL YEAR

     Jostens currently operates under a fiscal year that ends June 30. Due to the strong seasonality of its businesses, the company believes that a calendar fiscal year would enable better internal management and planning, and is seeking the necessary approvals to make this change effective January 1, 1997.

REPORTS OF
- --------------------------------------------------------------------------------
MANAGEMENT

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



/s/Trudy A. Rautio
   Trudy A. Rautio, Senior Vice President and
   Chief Financial Officer



/s/Robert C. Buhrmaster
   Robert C. Buhrmaster, President and
   Chief Executive Officer

   Minneapolis, Minnesota, July 31, 1996


INDEPENDENT AUDITORS

     To the Stockholders of Jostens Inc.: We have audited the accompanying consolidated balance sheets of Jostens Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens Inc. and subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in the notes to the financial statements, the company changed its method of accounting for post-employment benefits in 1995.



/s/Ernst & Young LLP
   Ernst & Young LLP


   Minneapolis, Minnesota, July 31, 1996

STATEMENT OF CONSOLIDATED OPERATIONS                                        1996


Jostens Inc. and Subsidiaries

                                                                                                         Years ended June 30
(Dollars in thousands, except per-share data)                                                      1996          1995         1994
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                      $695,149      $665,099     $649,869
Cost of products sold                                                                           332,212       313,659      313,755
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                362,937       351,440      336,114
Selling and administrative expenses                                                             268,135       256,822      274,140
Restructuring charges                                                                             ---           ---          8,500
- ------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                 94,802        94,618       53,474
Interest income                                                                                   2,080         4,727        1,823
Interest expense                                                                                 (9,403)       (5,452)      (6,803)
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                                            87,479        93,893       48,494
Income taxes                                                                                     35,854        38,027       20,540
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                                51,625        55,866       27,954
Discontinued operations:
Loss from operations, net of tax                                                                  ---          (4,864)     (55,110)
Gain on sale, net of tax                                                                          ---           ---         10,987
Cumulative effect of changes in accounting principle, net of tax                                  ---            (634)       ---
- ------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                              $ 51,625      $ 50,368     $(16,169)
====================================================================================================================================
Earnings (loss) per common share
Continuing operations                                                                          $   1.28       $  1.23      $   .61
Loss from discontinued operations                                                                  ---           (.11)       (1.21)
Gain on sale of discontinued operations                                                            ---           ---           .24
Cumulative effect of changes in accounting principle                                               ---           (.01)        ---
- ------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                              $   1.28       $  1.11      $  (.36)
====================================================================================================================================
Weighted average number of shares outstanding                                                    40,207        45,494       45,455
====================================================================================================================================

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS                                                 1996

Jostens Inc. and Subsidiaries


                                                                                                           June 30
(Dollars in thousands, except per-share data)                                                         1996          1995
- ------------------------------------------------------------------------------------------------------------------------
Assets

Current assets

Cash and short-term investments                                                                  $  13,307     $ 173,469

Accounts receivable, net of allowance of $5,966 and $9,049, respectively                           130,159       124,392

Inventories:  Finished products                                                                     20,147        17,079

              Work-in-process                                                                       29,175        26,928

              Materials and supplies                                                                29,646        27,387
- ------------------------------------------------------------------------------------------------------------------------
                                                                                                    78,968        71,394

Deferred income taxes                                                                               14,832        17,845

Prepaid expenses                                                                                     1,833         2,869

Other receivables, net of allowance of $6,545 and $6,176, respectively                              12,241        12,399
- ------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               251,339       402,368
- ------------------------------------------------------------------------------------------------------------------------
Other assets

Intangibles                                                                                         28,332        30,915

Note receivable, net of $9,900 discount and $17,175 and $11,131 deferred gain, respectively         12,925        18,969

Noncurrent deferred income taxes                                                                    11,374        15,590

Other                                                                                               12,967        12,301
- ------------------------------------------------------------------------------------------------------------------------
Total other assets                                                                                  65,597        77,775
- ------------------------------------------------------------------------------------------------------------------------
Property and equipment

Land                                                                                                 5,260         5,260

Buildings                                                                                           38,026        38,253

Machinery and equipment                                                                            144,965       141,043
- ------------------------------------------------------------------------------------------------------------------------
                                                                                                   188,251       184,556

Accumulated depreciation and amortization                                                         (121,214)     (116,731)
- ------------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                                        67,037        67,825
- ------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $ 383,974     $ 547,968
========================================================================================================================



See notes to consolidated financial statements

                                                                                            June 30
                                                                                       1996         1995
- --------------------------------------------------------------------------------------------------------
Liabilities and shareholders' investment
Current liabilities
Notes payable                                                                      $ 27,587     $    ---
Current maturities on long-term debt                                                 50,025          355
Accounts payable                                                                     16,276       17,624
Salaries, wages and commissions                                                      54,303       52,544
Customer deposits                                                                    37,608       36,367
Income taxes                                                                         27,322       35,372
Dividends payable                                                                     8,505       10,005
Other accrued liabilities                                                            20,837       43,820
- --------------------------------------------------------------------------------------------------------
Total current liabilities                                                           242,463      196,087
Long-term debt, less current maturities                                               3,874       53,899
Accrued pension costs                                                                 4,621       12,578
Other noncurrent liabilities                                                         11,215       14,791
- --------------------------------------------------------------------------------------------------------
Total liabilities                                                                   262,173      277,355
Commitments and contingencies                                                           ---          ---
Shareholders' investment
Preferred shares, $1.00 par value: authorized 4,000 shares, none issued                 ---          ---
Common shares, $.33 1/3 par value: authorized 100,000 shares
Issued 1996 -- 38,653; 1995 -- 45,482                                                12,884       15,160
Capital surplus                                                                       1,316      154,410
Retained earnings                                                                   110,872      105,213
Foreign currency translation adjustment                                              (3,271)      (4,170)
- --------------------------------------------------------------------------------------------------------
Total shareholders' investment                                                      121,801      270,613
- --------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' investment                                     $383,974     $547,968
========================================================================================================

STATEMENTS OF CONSOLIDATED CASH FLOWS 1996

Jostens Inc. and Subsidiaries

                                                                                                 Years ended June 30
(Dollars in thousands)                                                                       1996        1995       1994
- ------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                                                        $ 51,625    $ 50,368  $ (16,169)
Depreciation                                                                               14,999      18,357     19,157
Amortization                                                                                1,558       9,982     19,770
Noncash restructuring charges                                                                 ---         ---     27,333
Deferred income taxes                                                                       7,229         607    (21,254)
Gain on sale of discontinued operations                                                       ---         ---    (10,987)
Changes in assets and liabilities, net of effects from sale of discontinued operations:
Accounts receivable                                                                        (10,401)    (1,303)    37,000
Inventories                                                                                 (8,157)     2,436     26,333
Prepaid expenses                                                                               993        434      4,577
Accounts payable                                                                               460    (11,009)   (19,396)
Other                                                                                      (29,431)    11,070     58,747
- ------------------------------------------------------------------------------------------------------------------------
                                                                                            28,875     80,942    125,111
- ------------------------------------------------------------------------------------------------------------------------
Investing activities
Capital expenditures                                                                       (15,371)   (19,142)   (15,202)
Software development costs                                                                     ---     (9,560)   (19,437)
Other                                                                                          ---      4,074       (144)
Net proceeds from sale of discontinued operations                                            1,813     49,471     43,808
- ------------------------------------------------------------------------------------------------------------------------
                                                                                           (13,558)    24,843      9,025
- ------------------------------------------------------------------------------------------------------------------------
Financing activities
Cash dividends                                                                             (35,515)   (40,000)   (39,999)
Exercise of stock options                                                                    2,136        225        702
Short-term borrowing                                                                        27,587        ---        ---
Reduction in long-term notes                                                                  (355)      (368)      (576)
Share repurchase                                                                          (169,332)       ---        ---
- ------------------------------------------------------------------------------------------------------------------------
                                                                                          (175,479)   (40,143)   (39,873)
- ------------------------------------------------------------------------------------------------------------------------
Change in cash and short-term investments                                                 (160,162)    65,642     94,263
Cash and short-term investments, beginning of year                                         173,469    107,827     13,564
- ------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments, end of year                                             $  13,307   $173,469  $ 107,827
========================================================================================================================



See notes to consolidated financial statements

                                                                            1996

                    STATEMENTS OF CONSOLIDATED CHANGES IN
                           SHAREHOLDERS' INVESTMENT

Jostens Inc. and Subsidiaries

                                                                                                Foreign
                                                                                               Currency
                                                  Common Shares       Capital      Retained   Translation
(Dollars in thousands, except per-share data)    Number    Amount     Surplus      Earnings   Adjustment
- ---------------------------------------------------------------------------------------------------------
Balance - June 30, 1993                          45,425   $15,142   $ 152,312      $151,013      $(2,749)
Stock options and restricted stock - net             57        18         684
Net loss                                                                            (16,169)
Cash dividends declared of $.88 per share                                           (39,999)
Change in cumulative translation adjustment                                                       (1,681)
Adjustment in minimum pension liability                                              (1,990)
- ---------------------------------------------------------------------------------------------------------
Balance - June 30, 1994                          45,482    15,160     152,996        92,855       (4,430)
Stock options and restricted stock - net                                1,414
Net income                                                                           50,368
Cash dividends declared of $.88 per share                                           (40,000)
Change in cumulative translation adjustment                                                          260
Adjustment in minimum pension liability                                               1,990
- ---------------------------------------------------------------------------------------------------------
Balance - June 30, 1995                          45,482    15,160     154,410       105,213       (4,170)
Stock options and restricted stock - net            182        61       1,903
Share repurchase                                 (7,011)   (2,337)   (155,168)      (11,827)
Net income                                                                           51,625
Cash dividends declared of $.88 per share                                           (34,015)
Tax benefit of stock options                                              171
Change in cumulative translation adjustment                                                          899
Adjustment in minimum pension liability                                                (124)
- ---------------------------------------------------------------------------------------------------------
Balance - June 30, 1996                          38,653   $12,884   $   1,316      $110,872      $(3,271)
========================================================================================================



See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------

Jostens Inc. and Subsidiaries



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS OVERVIEW Jostens Inc. is a provider of products and services that help people recognize achievement and affiliation throughout their lives. The company's products include yearbooks, class rings, graduation products, school photography and service and achievement awards for businesses.

     PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas that require the use of management's estimates relate to the allowance for uncollectible receivables, inventory reserves, sales returns, warranty costs, environmental accruals and deferred income tax valuations.

     CASH, SHORT-TERM INVESTMENTS AND CASH FLOWS For purposes of reporting cash flows, cash and short-term investments include cash on hand, time deposits and commercial paper. SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, was adopted in fiscal 1995. The implementation of this statement did not have a material impact on the results of operations. Short-term investments have an original maturity of three months or less and are considered cash equivalents. All investments in debt securities have an original maturity of three months or less and are considered to be held to maturity. The short-term securities are carried at amortized cost, which approximates fair value and totaled $2.6 million and $161.1 million at June 30, 1996 and 1995, respectively. Total cash payments for income taxes and interest, respectively, were $34.3 million and $8.7 million in 1996, $15.1 million and $4.2 million in 1995, and $8.9 million and $5.9 million in 1994.

     INVENTORIES Gold and certain other inventories aggregating $2.7 million at June 30, 1996, and $2.6 million at June 30, 1995, are stated at the lower of last-in, first-out (LIFO) cost or market, and are $14.7 million and $14.8 million lower in the respective years than such inventories determined under the lower of first-in, first-out (FIFO) cost or market. All other inventories are stated at the lower of FIFO cost or market.

     INVENTORY OBSOLESCENCE The company's policy is to employ a systematic methodology that includes quarterly evaluations of inventory, based upon business trends, to specifically identify obsolete, slow-moving and nonsalable inventory. Inventory reserves are evaluated quarterly to ensure they continually reflect the current business environment and trends.

     INTANGIBLES Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses and are amortized over various periods of up to 40 years. Accumulated amortization at June 30, 1996 and 1995, was $16.1 million and $14.5 million, respectively. The carrying value of intangible assets is assessed semiannually or when factors indicating an impairment are present. The company employs an undiscounted cash flow method of assessment for these assets. The intangible balance also includes the intangible asset related to additional minimum pension liability of $1.7 million and $2.7 million at June 30, 1996 and 1995, respectively.

     PROPERTY AND EQUIPMENT Property and equipment are carried at cost. Depreciation and amortization on buildings, machinery and equipment and purchased software, including software implementation costs, is provided principally on the straight-line method for financial reporting purposes over their estimated useful lives: buildings, 15 to 40 years; machinery and equipment, three to 10 years; purchased software, two to five years. Depreciation and amortization expense charged to continuing operations was $15 million, $13.6 million and $13.3 million in 1996, 1995 and 1994, respectively. The carrying value of property, equipment and purchased software is assessed annually and/or when circumstances indicating that their carrying value may be impaired or not recoverable. The company determines such impairment by measuring undiscounted future cash flows. If an impairment is present, the assets are reported at the lower of carrying value or fair value.

     Beginning in 1996, the company capitalized certain software implementation costs. Prior to 1996, such costs were not significant. Implementation costs are expensed until the company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

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

  SALES, SALES RETURNS AND WARRANTY COSTS Sales are recognized at the date of product shipment. Provisions for sales returns and warranty costs are recorded at the time of sale based on historical information adjusted for current trends.

     FOREIGN CURRENCY The company enters into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect the company from the risk that inventory purchases denominated in foreign currency will be adversely affected by changes in foreign currency rates. All contracts the company had at June 30, 1996, mature within one year and are held for purposes other than trading. The amounts of contracts outstanding at June 30, 1996 and 1995, were $9.1 million and $100,000, respectively. The company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts. Jostens does not anticipate nonperformance by any of these counterparties. The amount of this credit exposure is generally limited to unrealized gains on the contracts. At June 30, 1996 and 1995, there were no material unrealized gains or losses on outstanding foreign currency forward contracts.

     Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in a separate component of equity. Realized and unrealized gains and losses on foreign currency forward contracts used to purchase inventory with no firm purchase commitments are recognized currently in net income because they do not qualify as hedges for accounting purposes. Realized and unrealized gains and losses on forward contracts used to purchase inventory for which the company has firm purchase commitments qualify as accounting hedges and are therefore deferred and recognized in income when the inventory is sold.

     EARNINGS PER COMMON SHARE Earnings per share have been computed by dividing net income by the weighted average number of common shares outstanding. The impact of any additional shares issuable upon the exercise of dilutive stock options is not material.

     POSTEMPLOYMENT BENEFITS In the first quarter of fiscal 1995, the company adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits. Adopting this statement resulted in a $1.1 million ($600,000 after tax) charge to operations.

     RECENT ACCOUNTING PRONOUNCEMENTS In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for these plans using the intrinsic value method prescribed in Accounting Principles Board opinion No. 25. SFAS No. 123 requires that companies electing to continue using the intrinsic method make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied. The company will adopt the disclosure requirements of SFAS No. 123 in fiscal 1997.

     Because Jostens anticipates continuing to account for stock-based compensation using the intrinsic value method, SFAS No. 123 will not have an impact on the company's results of operations or financial position.

     RECLASSIFICATION Certain 1995 and 1994 balances have been reclassified to conform to the 1996 presentation.

LONG-TERM DEBT AND OTHER BORROWINGS


     Long-term debt consisted of the following:

                                                                     June 30
(Dollars in thousands)                                          1996        1995
- --------------------------------------------------------------------------------
Medium-term notes, due in August 1996, plus interest
at 8.02%                                                     $50,000     $50,000

6.75% revenue bonds, covering general offices,
due in January 2004                                            3,600       3,600

Other                                                            299         654
- --------------------------------------------------------------------------------
                                                              53,899      54,254

Less current maturities                                       50,025         355
- --------------------------------------------------------------------------------
                                                             $ 3,874     $53,899
================================================================================

     Annual maturities on long-term debt are zero in fiscal 1998 to 2001 and $3.9 million thereafter. The fair value of long-term debt at June 30, 1996 and 1995, approximated the carrying value and is estimated based on the quoted market prices for comparable instruments.

     Effective December 20, 1995, the company terminated its unsecured lines of credit and replaced them with a $150 million, five-year bank credit agreement. Annual fees and interest on borrowings are based on the company's long-term debt rating or the commercial paper rating, if the company ceases, at any time, to have a long-term debt rating. Annual fees range from 0.075 percent to 0.15 percent of the commitment. Under the restrictive covenants of the agreement, the company must maintain a minimum interest coverage ratio and net worth (as defined in the agreement). Credit available under the company's $150 million bank credit agreement, which expires in December 2000, is reduced by commercial paper outstanding. Commercial paper borrowings outstanding at June 30, 1996, due within 90 days, were $27.6 million and are included in notes payable in the consolidated balance sheets. Maximum and average borrowing levels during 1996 were $127 million and $68.4 million, respectively, at a weighted average interest rate of 5.6 percent. There were no short-term borrowings in 1995. At June 30, 1996, $122.4 million was available under the bank credit agreement.

    In addition, the company had available unsecured demand facilities with three banks totaling $80 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing.

     In April 1996, the company entered into a one-year interest rate swap commencing July 8, 1996. Under terms of the agreement, the company will pay interest at a rate of 5.962 percent and will receive interest weekly at a floating rate equal to the seven-day U.S. commercial paper rate. The interest rate swap agreement effectively converts variable rate obligations to a fixed rate basis in order to reduce the impact of interest rate changes on the company's debt. The agreement involves the exchange of fixed or floating rate interest payments without the exchange of the underlying notional amount. The notional amount of the agreement changes on a weekly basis based on the company's planned borrowing needs and ranges from $4 million to $146.5 million. The notional amount is used to measure the interest to be paid or received and does not represent the amount of exposure to loss. There were no material deferred gains or losses outstanding on the contract as of June 30, 1996.

INCOME TAXES

     Income from continuing operations before taxes, discontinued operations and change in accounting principle are as follows:

(Dollars in thousands)                      1996          1995          1994
- ----------------------------------------------------------------------------
Domestic                                 $82,818       $87,009       $42,095
- ----------------------------------------------------------------------------
Foreign                                    4,661         6,884         6,399
- ----------------------------------------------------------------------------
                                         $87,479       $93,893       $48,494
============================================================================

     The components of the provision for income taxes attributable to earnings from continuing operations are as follows:

(Dollars in thousands)                      1996          1995          1994
- ----------------------------------------------------------------------------
Federal                                  $21,425       $23,272       $18,710
State                                      5,385         5,198         3,883
Foreign                                    2,041         3,518         2,603
- ----------------------------------------------------------------------------
                                          28,851        31,988        25,196
Deferred                                   7,003         6,039        (4,656)
- ----------------------------------------------------------------------------
                                         $35,854       $38,027       $20,540
============================================================================

     The following summarizes the differences between income taxes computed at the U.S. statutory rate and income tax expense from continuing operations for financial reporting purposes:


(Dollars in thousands)                      1996          1995          1994
- -----------------------------------------------------------------------------
Tax at U.S. statutory rate               $30,618       $32,862       $16,973

State income taxes,
 net of federal income
 tax benefit                               4,012         3,682         2,455

All other, net                             1,224         1,483         1,112
- -----------------------------------------------------------------------------
                                         $35,854       $38,027       $20,540
=============================================================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets as of June 30, 1996 and 1995, were as follows:

(Dollars in thousands)                 1996      1995
- -----------------------------------------------------
Deferred tax liabilities
Tax over book depreciation          $(4,595)  $(4,119)
Other, net                           (4,175)   (3,694)
- -----------------------------------------------------
Deferred tax liabilities             (8,770)   (7,813)
Deferred tax assets
Restructuring charges                 2,524     3,694
Net operating loss and
 tax credit carryforwards
 of acquired companies                3,992     6,412
Foreign tax credit carryforwards      3,803       --
Allowance for doubtful accounts       3,016     4,657
Sales representatives'
 overdraft reserve                    2,165     2,389
Sales returns and allowances          3,040     2,929
Postretirement benefits               3,115     3,200
Pension plans                           677     3,228
Deferred gain on sale of
 Jostens Learning                     7,486     5,330
Discount on note receivable           3,950     3,950
Reserves for discontinued
 operations                             --      2,156
Other, net                            7,128     5,420
- -----------------------------------------------------
                                     40,896    43,365
Valuation allowance                  (5,920)   (2,117)
- -----------------------------------------------------
Deferred tax assets                  34,976    41,248
- -----------------------------------------------------
Net deferred tax asset             $ 26,206  $ 33,435
=====================================================

     At June 30, 1996, the company had net operating loss carryforwards from business acquisitions of $8.2 million for federal income tax purposes that expire in the years 1998 through 2004. The company also had investment, research and experimentation, and foreign tax credit carryforwards of $4.9 million that expire in the years 1998 through 2004. The increase in the valuation allowance from June 30, 1995, to June 30, 1996, is due to the increase in foreign tax credits not likely to be utilized.

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

     The components of pension cost and the funded status are as follows:

(Dollars in thousands)                                                          1996             1995                     1994
- ------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                $  3,459          $ 3,366                  $ 3,254
Interest on projected benefit obligation                                       7,737            7,447                    6,925
Return on assets: actual loss (gain)                                         (28,589)          (7,556)                     326
                  deferred                                                    18,830             (262)                  (6,978)
Amortization                                                                     137              243                     (359)
- -------------------------------------------------------------------------------------------------------------------------------
Pension cost                                                                $  1,574          $ 3,238                  $ 3,168
===============================================================================================================================

                                                                                                June 30, 1996
                                                                                  Plans whose assets       Plans whose accrued
(Dollars in thousands)                                                        exceed accrued benefits   benefits exceed assets
- ------------------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                                                    $ 79,242                 $ 15,570
Accumulated benefit obligation                                                                 82,838                   16,288
Projected benefit obligation                                                                   90,331                   17,274
Fair value of plan assets                                                                     121,560                      -
Plan assets in excess of (less than) projected benefit obligation                              31,229                  (17,274)
Unrecognized net (gain) loss                                                                  (22,810)                   1,022
Unrecognized prior service cost                                                                 9,835                    1,660
Unrecognized net (asset) obligation at transition                                              (6,532)                     118
Adjustment required to recognize minimum liability                                                -                     (1,869)
- ------------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability) in consolidated balance sheets                                 $ 11,722                 ($16,343)
==============================================================================================================================

                                                                                                June 30, 1995
                                                                                  Plans whose assets       Plans whose accrued
(Dollars in thousands)                                                        exceed accrued benefits   benefits exceed assets
- ------------------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                                                                    $ 64,047                 $ 24,661
Accumulated benefit obligation                                                                 67,818                   25,869
Projected benefit obligation                                                                   75,285                   27,425
Fair value of plan assets                                                                      81,635                    9,777
Plan assets in excess of (less than) projected benefit obligation                               6,350                  (17,648)
Unrecognized net (gain) loss                                                                   (5,460)                   1,339
Unrecognized prior service cost                                                                 9,486                    3,348
Unrecognized net (asset) at transition                                                         (6,796)                    (513)
Adjustment required to recognize minimum liability                                                -                     (2,684)
- ------------------------------------------------------------------------------------------------------------------------------
Net pension asset (liability) in consolidated balance sheets                                 $  3,580                 ($16,158)
==============================================================================================================================

     Plan assets consist primarily of corporate equity, including the fair value of the company's common stock of $4.2 million at June 30, 1996 and 1995, respectively, as well as corporate and U.S. government debt, and real estate.

     The assumptions used in determining the components of pension cost and the funded status were as follows:

                                                     1996             1995                 1994
- -----------------------------------------------------------------------------------------------
Weighted average
discount rates                                      7.75%            8.00%                7.50%

Rates of increase
in compensation                                     5.00%            5.00%                5.00%

Expected rate of
return on assets                                   10.00%            8.75%                8.00%

     In conjunction with the 1994 divestiture of Sportswear, accrued benefits under the applicable defined-benefit pension plans were frozen and active participants became fully vested. The plans' trustee will continue to maintain and invest plan assets and will administer benefit payments. In accordance with SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans, a curtailment loss of $700,000 was included in the gain on the sale of Sportswear.

     The company's retirement savings plan, which covers substantially all nonunion employees, provides for a matching contribution by the company on amounts, limited to 6 percent of compensation, contributed by employees. The company's contribution, in the form of Jostens common shares purchased in the open market, was $2.4 million for each of the three years ended June 30, 1996, representing 50 percent of eligible employee contributions.

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

     Postretirement benefit cost included the following components:

(Dollars in thousands)                               1996             1995                 1994
- -----------------------------------------------------------------------------------------------
Service cost of benefits earned                    $   72            $  75                $  77

Interest cost of
benefit obligation                                    450              463                  466

Amortization of net (gain)
from earlier periods                                  (34)            (471)                  --

Amortization of unrecognized
prior service cost                                     (7)              (7)                  (7)
- -----------------------------------------------------------------------------------------------
Postretirement benefit cost                        $  481            $  60                $ 536
===============================================================================================

(Dollars in thousands)                                                1996                 1995
- -----------------------------------------------------------------------------------------------
Retirees                                                            $3,957               $5,009

Fully eligible active participants                                      85                   82

Other active participants                                              942                  959
- -----------------------------------------------------------------------------------------------
                                                                     4,984                6,050

Unrecognized prior service cost                                         76                   84

Unrecognized net gain                                                1,971                  884
- -----------------------------------------------------------------------------------------------
Accumulated postretirement
benefit obligations                                                 $7,031               $7,018
===============================================================================================

     The assumptions used in determining the benefit obligation in fiscal 1996 included a medical plan cost trend rate of 12 percent, declining to 6 percent in the year 2002, and a weighted average discount rate of 7.75 percent. Fiscal 1995 assumptions included a medical plan cost trend rate of 13.4 percent, declining to 7.9 percent in the year 2000, and a weighted average discount rate of 8 percent. Fiscal 1994 assumptions included a medical plan cost trend rate of 14.5 percent, declining to 7.9 percent in the year 2000, and a weighted average discount rate of 7.5 percent.

     A one-percentage-point increase in the assumed health care cost trend rates for each future year increases the accumulated postretirement benefit obligation for health care benefits by approximately $300,000 with minimal impact on interest cost and no impact on service cost, since benefits for future retirees are defined-dollar benefits unrelated to health care benefits. Unrecognized net gains or losses in excess of 10 percent of the accumulated post-retirement benefit obligation are amortized over the average remaining service period of active plan participants.


COMMITMENTS AND CONTINGENCIES

     The company's noncancelable minimum rental commitments for facilities and equipment are $5.6 million in fiscal 1997, $2.1 million in 1998, $1 million in 1999, $800,000 in 2000, $300,000 in 2001 and zero thereafter. Operating lease rental expenses were $6.3 million in 1996, $6.3 million in 1995 and $6 million in 1994. Jostens has forward contracts of $32.4 million for commitments to purchase 80,037 ounces of gold that mature at various times in 1997 with prices ranging from $396 to $414 per ounce. Jostens is a party to litigation arising in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on the company's results of operations and financial position, if any, for the disposition of these matters will not be material.

     Jostens also assesses reasonably possible environmental liability beyond that which has been accrued. This liability is not probable, but is more likely than remote. As of June 30, 1996, the company identified four sites requiring further investigation. The potential liability cannot be fully assessed, since the sites are still in various stages of investigation. In addition, two other sites nearing completion did not require any accruals as of June 30, 1996. The amount of environmental liability identified that is reasonably possible is in the range of $600,000 to $4.6 million. As of June 30, 1996, the company has not been designated as a potentially responsible party at any site. The amount accrued as of June 30, 1996 with respect to potential liability is $600,000 and is recorded as part of "other accrued liabilities." The company does not expect to incur liabilities at the higher end of the range, based on the limited information currently available.

     During 1996, the company was approached by a group of sales representatives seeking changes in their agreements with Jostens. All of the company's sales representatives have similar contractual arrangements, and the company does not anticipate substantial changes to that relationship with the majority of sales representatives.

     For some of the about 50 representatives who serve the college market, the company anticipates a change in the contract status. These representatives' contracts call for a transition commission to be paid after the representative leaves the business. Historically, these transition payments have been paid by the new sales representative who assumed responsibility for the accounts of the outgoing representative, with Jostens acting as the collection agent. Although the nature of the potential changes to the contractual relationship with the representatives serving the college market is unknown, any change to the current arrangement may result in the company being required to account in the future for these contingent payments as a liability.


SHAREHOLDERS' INVESTMENT

     Share Repurchase In September 1995, the company repurchased 7,011,108 shares of its common stock, the maximum number of shares allowable for purchase, for $169.3 million through a Modified Dutch Auction tender offer. The repurchase was funded from the company's cash and short-term investment balance, as well as short-term borrowings.

     Stock Options and Restricted Stock Under stock option plans, Jostens has granted options to key employees to purchase common shares of the company at 100 percent of the market price on the dates the options are granted. The company follows APB opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The following summarizes the changes in stock options outstanding:

                                Options Outstanding
(In thousands)             1996        1995         1994
- --------------------------------------------------------
Beginning of year         2,971       2,400        2,446
Granted                     278         822          463
Exercised                  (163)        (28)         (26)
Canceled                   (335)       (223)        (483)
- --------------------------------------------------------
End of year               2,751       2,971        2,400
========================================================

     The options exercised during fiscal 1996 ranged in price from $1.21 to $22.88 per share. At June 30, 1996, the exercise price on outstanding options ranged from $11.47 to $34.19 per share, and 1.5 million options were exercisable under stock option plans. Approximately 1.3 million and 700,000 common shares were reserved for future grants under the stock option plans at June 30, 1996 and 1995, respectively.

     During fiscal 1995, certain members of the Jostens senior management team were granted performance share units, as part of Jostens' long-term management incentive plan. Performance share units are tied directly to attaining specific financial performance targets. If all or a portion of the performance units are awarded, the units are converted into a restricted stock award, which is subject to transfer and vesting restrictions based upon continuous employment of the recipient. Holders of restricted shares have voting, liquidation and other rights with respect to these shares and receive dividends paid on common stock. A portion of these performance share units were to be converted into restricted shares in each of fiscal years 1995, 1996 and 1997, contingent upon achieving the financial performance targets established under the plan. Performance share unit and restricted share activity under this plan are summarized as follows:


                           Performance   Restricted
(In thousands)             Share Units       Shares
- -----------------------------------------------------
Balances, June 30, 1994           --           --
- -----------------------------------------------------
Granted                        171,573         --
Converted                      (53,290)      53,290
- -----------------------------------------------------
Balances, June 30, 1995        118,283       53,290
- -----------------------------------------------------
Granted                         13,807         --
Canceled                       (77,144)        --
Redeemed                          --         (5,141)
- -----------------------------------------------------
Balances, June 30, 1996         54,946       48,149
=====================================================

     In fiscal 1995, restricted shares were awarded under this plan as a result of achieving 1995 performance share unit targets, resulting in $1.2 million in expense in 1995. The company did not achieve the 1996 financial targets, which resulted in the cancellation of a portion of the outstanding performance share units. In addition, certain participating employees terminated their employment with the company, which resulted in the cancellation of additional performance share units and the redemption of previously issued restricted shares.


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

     The School Products segment manufactures and sells products and services including yearbooks, class rings, graduation products and student photography packages, as well as customized products for university alumni and other affinity groups.

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

     Financial information by reportable business segment is included in the following summary:

(Dollars in thousands)               1996       1995       1994
- ---------------------------------------------------------------
NET SALES

School Products                  $594,941   $565,033   $546,191

Recognition                       100,208    100,066    103,678
- ---------------------------------------------------------------
CONSOLIDATED                     $695,149   $665,099   $649,869
===============================================================
INCOME FROM
 CONTINUING OPERATIONS

School Products                  $107,648   $107,071   $ 73,463

Recognition                         9,468      4,727      9,489

Corporate items
 and eliminations                 (22,314)   (17,180)   (29,478)
- ---------------------------------------------------------------
Consolidated                       94,802     94,618     53,474

Net interest expense               (7,323)      (725)    (4,980)
- ---------------------------------------------------------------
INCOME FROM CONTINUING
 OPERATIONS BEFORE
 INCOME TAXES                    $ 87,479   $ 93,893   $ 48,494
===============================================================

(Dollars in thousands)               1996       1995       1994
- ---------------------------------------------------------------
INDENTIFIABLE ASSETS

School Products                  $253,736   $236,424   $225,249

Recognition                        46,960     45,177     47,315

Discontinued operations                 -      6,165    119,999

Corporate items and
 eliminations                      83,278    260,202    177,268
- ---------------------------------------------------------------
CONSOLIDATED                     $383,974   $547,968   $569,831
===============================================================
DEPRECIATION AND AMORTIZATION

School Products                  $ 11,395   $ 10,951   $ 11,700

Recognition                         2,056      2,111      1,775

Discontinued operations                 -     13,179     24,013

Corporate items                     3,106      2,098      1,439
- ---------------------------------------------------------------
CONSOLIDATED                     $ 16,557   $ 28,339   $ 38,927
===============================================================
CAPITAL EXPENDITURES

School Products                  $ 12,948   $  8,540   $  6,252

Recognition                           463      1,369      1,054

Discontinued operations                 -      2,559      3,994

Corporate items                     1,960      6,674      3,902
- ---------------------------------------------------------------
CONSOLIDATED                     $ 15,371   $ 19,142   $ 15,202
===============================================================

     Corporate recorded a restructuring charge of $8.5 million in 1994. Income from continuing operations for School Products in 1994 included $16.4 million of provisions for revised estimates of inventories, receivables and overdrafts. Income from continuing operations for Recognition in 1994 included $500,000 for revised inventory estimates.

DISCONTINUED OPERATIONS

     The statements of consolidated operations are presented to reflect the company's JLC, Wicat Systems and Sportswear businesses as discontinued operations.

     In June 1995, Jostens sold its JLC curriculum software subsidiary to a group led by Bain Capital, Inc. for $50 million in cash; a $36 million unsecured, subordinated note maturing in eight years with a stated interest rate of 11 percent; and a separate $4 million note with a stated interest rate of 8.3 percent convertible into 19 percent of the equity of Jostens Learning, subject to dilution in certain events. The notes were recorded at fair value, using an estimated 20 percent discount rate on the $36 million note resulting in a discount of $9.9 million.

     In October 1995, the company sold its Wicat Systems business to Wicat Acquisition Corp., a private investment group. Wicat Systems was the small, computer-based aviation training subsidiary of JLC that was retained in the sale of JLC, but held for sale. The company received $1.5 million in cash plus a promissory note for approximately $150,000 from the sale. The company treated Wicat Systems as a discontinued operation from June 1995 on, pending the sale of the business.

     A transaction gain of $11.1 million ($5.8 million after tax) was originally recorded at the time of the JLC sale and deferred in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. In the second quarter of fiscal 1996, the deferred gain increased as a result of the sale of Wicat ($5.3 million) and some accrual settlements ($800,000). The adjusted $17.2 million gain ($9.7 million after tax) and interest on the notes receivable will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. The deferred gain is presented in the condensed consolidated balance sheets as an offset to notes receivable. The notes receivable balance represents amounts owed by JLC related to the sale of JLC, net of a discount of $9.9 million and the deferred gain.

     As part of the transaction Jostens also agreed to pay $13 million over two years to fund certain JLC existing liabilities; $9 million was paid through June 30, 1996. The remaining $4 million has been accrued as part of other accrued liabilities.

     In 1994, Jostens recorded a restructuring charge of $60.9 million ($40.2 million after tax, or 88 cents per share) related to JLC, which has been reclassified as part of discontinued operations. The restructuring charge relating to JLC included $39.1 million to focus its product development, $7.3 million to exit both direct and indirect investments in three ancillary lines of business, $4.1 million to exit the hardware sales and service business, and $10.4 million for work-force reductions.

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

     In January 1994, Jostens sold its Sportswear business to a subsidiary of Fruit of the Loom for $46.7 million in cash. Jostens recognized an $18.5 million gain ($11 million after tax) on the sale, primarily because the Sportswear business had previously been written down by $15 million to its estimated net realizable value.

     Revenue and income data related to discontinued operations is as follows:

JLC/Wicat Systems
(Dollars in thousands)        1995    1994
- ------------------------------------------
Revenue                     $108.6  $177.5

Restructuring charges            -    60.9

Income tax benefit             2.5    28.0

Loss from operations        $  4.9  $ 54.3


Sportswear                            1994
- ------------------------------------------
Revenue                             $ 52.1

Income tax benefit                      .5

Loss from operations                    .8

Gain on sale, net of tax            $ 11.0


RESTRUCTURINGS

     The company recorded an $8.5 million restructuring charge ($5.1 million after tax, or 12 cents per share) related to continuing operations in the fourth quarter of 1994, covering headcount reductions in the general and administrative functions. The company also recorded a $40.2 million ($25.3 million after tax, or 56 cents per share) charge to continuing operations in 1993 to restructure the Photography business, reduce headcount and write off abandoned receivables. In 1995, restructuring reserves decreased by $13.4 million to $5.5 million at June 30, 1995, due to payments of $11.1 million and noncash items of $2.3 million. In 1996, restructuring reserves decreased by $2.8 million to $2.7 million at June 30, 1996, due to payments of $2.4 million and noncash items of $400,000.

CHANGES IN ACCOUNTING ESTIMATES

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

Unaudited Quarterly Financial Data    1996

Jostens Inc. and Subsidiaries


Fiscal 1996

(Dollars in thousands, except per-share data)                First      Second        Third       Fourth  Total Year
- --------------------------------------------------------------------------------------------------------------------
Net sales                                                  $97,754    $165,779     $141,863     $289,753    $695,149
Gross margin                                               $51,954    $ 91,812     $ 81,347     $137,824    $362,937
Income from continuing operations                          $ 2,513    $ 11,973     $  6,773     $ 30,366    $ 51,625
Net income                                                 $ 2,513    $ 11,973     $  6,773     $ 30,366    $ 51,625
Earnings(1) per share                                      $   .06    $    .31     $    .18     $    .79    $   1.28
Stock price:  high                                         $24 1/2    $ 25 1/8     $ 24 3/8     $ 22 7/8    $ 25 1/8
              low                                          $20 7/8    $ 22 1/4     $ 21 1/8     $ 19 1/2    $ 19 1/2
Dividends per share                                        $   .22    $    .22     $    .22     $    .22    $    .88
- --------------------------------------------------------------------------------------------------------------------



Unaudited Quarterly Financial Data     1995

Jostens Inc. and Subsidiaries


Fiscal 1995

(Dollars in thousands, except per-share data)                First      Second(2)     Third(2)    Fourth  Total Year
- --------------------------------------------------------------------------------------------------------------------
Net sales                                                  $98,023    $157,623     $139,038     $270,415    $665,099
Gross margin                                               $53,135    $ 84,675     $ 77,925     $135,705    $351,440
Income from continuing operations                          $ 3,589    $ 12,367     $  9,437     $ 30,473    $ 55,866
Net income                                                 $ 1,316    $ 11,707     $  8,511     $ 28,834    $ 50,368
Earnings per share: continuing operations                  $   .08    $    .27     $    .21     $    .67    $   1.23
                    net income                             $   .03    $    .26     $    .18     $    .64    $   1.11
Stock price:  high                                         $18 3/4    $ 19 3/8     $ 21 1/4     $ 21 5/8    $ 21 5/8
              low                                          $15 3/4    $ 16 7/8     $ 17 3/4     $ 18 7/8    $ 15 3/4
Dividends per share                                        $   .22    $    .22     $    .22     $    .22    $    .88
- --------------------------------------------------------------------------------------------------------------------

(1) Earnings per share by quarter in 1996 do not add up to the annual earnings per share amount because each quarter and the year are calculated separately based on weighted average outstanding shares and common share equivalents during that period.

(2) Certain amounts in 1995 have been reclassified between cost of products sold and selling and administrative expenses to conform to the 1996 presentation.

The quarterly financial data above include the effects of reclassifying Jostens Learning Corporation and Wicat Systems as discontinued operations.

Six-Year Financial Summary
Jostens Inc. and Subsidiaries


(Dollars in millions, except per-share data)             1996      1995      1994       1993       1992      1991
- -----------------------------------------------------------------------------------------------------------------
Statement of operations
Net sales                                             $ 695.1   $ 665.1   $ 649.9    $ 634.8    $ 639.2    $632.1
Cost of products sold                                   332.2     313.7     313.8      310.4      314.0     311.3
Net interest expense                                      7.3        .7       5.0        5.7        8.7      10.2
Income taxes                                             35.9      38.0      20.5       10.7       29.8      27.5
Income -- continuing operations                          51.6      55.9      28.0        8.5       45.2      45.0
Return on sales -- continuing operations                  7.4%      8.4%      4.3%       1.3%       7.1%      7.1%
Net income (loss)                                        51.6      50.4     (16.2)     (12.7)      59.2      61.6
Return on investment                                     26.3%     19.1%     (5.7%)     (3.7%)     16.9%     19.6%
- -----------------------------------------------------------------------------------------------------------------
Balance sheet data
Current assets                                        $ 251.3   $ 402.4   $ 396.1    $ 401.6    $ 436.3    $389.4
Working capital                                           8.9     206.3     172.7      185.3      232.2     167.7
Current ratio                                             1.0       2.1       1.8        1.9        2.2       1.8
Property and equipment                                  188.3     184.6     207.6      218.9      207.4     192.3
Total assets                                            384.0     548.0     569.8      613.5      643.3     596.4
Notes payable                                            27.6         -         -          -          -      35.2
Long-term debt, including current maturities             53.9      54.3      54.8       55.3       79.4      53.4
Shareholders' investment                                121.8     270.6     256.6      315.7      364.7     333.6
- -----------------------------------------------------------------------------------------------------------------
Common share data
EPS -- continuing operations                          $  1.28   $  1.23   $   .61    $   .19    $  1.00     $1.01
EPS -- net income (loss)                                 1.28      1.11      (.36)      (.28)      1.32      1.38
Cash dividends                                            .88       .88       .88        .88        .84       .80
Book value                                               3.15      5.95      5.64       6.95       8.10      7.46
Common shares outstanding (in millions)                 38.7      45.5      45.5       45.4       45.0      44.7
Stock price:  high                                     25 1/8    21 5/8    20 7/8     31 1/4     37 3/8    38 5/8
              low                                      19 1/2    15 3/4    15 1/8     16 1/2     24 1/8    23 1/2
- -----------------------------------------------------------------------------------------------------------------

The financial information above reflects Jostens Learning, Wicat Systems and Sportswear as discontinued operations. Restructuring charges totaling $8.5 million and $40.2 million were recorded in continuing operations and $60.9 million and $25.4 million in discontinued operations in the fourth quarters of fiscal 1994 and 1993, respectively. In 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts. Net income for fiscal 1993 reflects the cumulative effect of adopting SFAS No. 106 of $6.7 million ($4.2 million after tax, or 9 cents per share). Net income for fiscal 1995 reflects the cumulative effect of adopting SFAS No. 112 of $1.1 million ($600,000 after tax, or 1 cent per share).

Board of Directors

     Lilyan H. Affinito Former Vice Chairman of the Board, Maxxam Group Inc.; Director, Caterpillar Inc., Chrysler Corp., New York Telephone Co. and New England Telephone Co., Tambrands Inc., Lillian Vernon Corp., Kmart Corp. (Member, Audit Committee and Compensation Committee)

     William A. Andres Retired Chairman of the Board and Chief Executive Officer, Dayton Hudson Corp.; Director, Lowe's Companies Inc., Hannaford Bros. Co., The St. Paul Companies. (Member, Audit Committee and Compensation Committee)

     Robert C. Buhrmaster President and Chief Executive Officer, Jostens Inc.; Director, The Toro Company. (Member, Executive Committee)

     Jack W. Eugster Chairman of the Board, President and Chief Executive Officer, Musicland Stores Corp.; Director, Damark International Inc., Donaldson Co. Inc., MidAmerican Energy Co., ShopKo Stores Inc. (Member, Audit Committee and Compensation Committee)

     Mannie L. Jackson Chairman of the Board, Harlem Globetrotters Inc.; Former Senior Vice President-Corporate Marketing and Administration, Honeywell Inc.; Director, Ashland Oil Corp., Martech Controls-South Africa, Reebok Corp., Stanley Products. (Member, Compensation Committee and Executive Committee)

     Robert P. Jensen Chairman of the Board, Jostens Inc.; Private Investor; Former Chairman of the Board and Chief Executive Officer, GK Technologies Inc., Tiger International Inc., EF Hutton LBO Inc. (Member, Audit Committee and Executive Committee)

     John W. Stodder Vice Chairman of the Board and Audit Committee Chairman, Jostens Inc.; Independent Corporate Finance Consultant; Director, Tally Industries Inc., Stevens International Inc., TransLeasing International Inc. (Member, Audit Committee, Compensation Committee and Executive Committee)

     Richard A. Zona Vice Chairman-Finance, First Bank System Inc.; Director, Olympic Financial Ltd. (Member, Audit Committee)


Corporate Management

     Robert C. Buhrmaster, 49, President and Chief Executive Officer, an employee since 1992.

     Charles W. Schmid, 53, Executive Vice President and General Manager-Scholastic and Recognition, an employee since 1994.

     Orville E. Fisher Jr., 52, Senior Vice President, General Counsel and Secretary, an employee since 1975.

     John L. Jones, 59, Senior Vice President-International, an employee since 1992.

     Trudy A. Rautio, 43, Senior Vice President and Chief Financial Officer, an employee since 1993.

     Jack Thornton, 43, Senior Vice President and General Manager-Printing & Publishing/Photography/Jostens Canada, an employee since 1978.

     Greg S. Lea, 44, Vice President and General Manager-Colleges and Universities, an employee since 1993.

     Lee U. McGrath, 40, Vice President and Treasurer, an employee since 1995.

Shareholder Information

     Annual Meeting of Shareholders The annual meeting of shareholders will be held at 10 a.m. Thursday, October 24, 1996, in the Jostens auditorium, 5501 Norman Center Drive, Minneapolis, Minnesota. All shareholders are invited to attend.

     Shareholder Information People who want more information about Jostens (such as annual and quarterly reports, Form 10-K reports and automatic dividend reinvestment) or who have questions about stockholdings, dividend checks, transfer requirements and address changes should contact the company's transfer agent and registrar: Norwest Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854. Telephone: (800) 468-9716.

     Dividend Reinvestment Jostens' automatic dividend reinvestment service is a convenient way for shareholders to increase their investment in the company. About 40 percent of Jostens' registered shareholders use this service, which applies quarterly dividends, plus optional cash deposits, to the purchase of additional Jostens shares. Shareholders interested in this service can obtain a brochure by contacting Norwest Shareowner Services as listed above.

     Stock Exchange Listing Jostens common stock is traded on the New York Stock Exchange (symbol: JOS). There were approximately 9,400 shareholders of record as of June 30, 1996.

     Annual Report of Corporate Responsibility The Jostens annual report of corporate responsibility is available by writing: The Jostens Foundation, 5501 Norman Center Drive, Minneapolis, Minnesota 55437-1088


Facilities

United States

 . Porterville and Visalia, California

 . Princeton, Illinois

 . Topeka, Kansas

 . Attleboro, Massachusetts

 . Burnsville, Eden Prairie, Edina, Minneapolis,

  Owatonna and Red Wing, Minnesota

 . Webster, New York

 . Winston-Salem, North Carolina

 . State College, Pennsylvania

 . Laurens, South Carolina

 . Clarksville, Memphis and Shelbyville, Tennessee

 . Denton, Texas


Canada

 . Winnipeg, Manitoba

 . Toronto, Ontario

 . Montreal and Sherbrooke, Quebec

[LOGO OF RECYCLED PAPER]

     This report was printed by the Jostens commercial printing facility in Winston-Salem, North Carolina, on recycled (and recyclable) paper, containing 10% post-consumer waste.

          For more information
          about products and services from

[LOGO] JOSTENS

          please contact us. Our address is
          5501 Norman Center Drive
          Minneapolis, Minnesota 55437.
          You may also reach us by calling
          (612) 830-3300 or by visiting our
          Internet site at www.jostens.com.