Form 10-K, Exhibit 13
period 1998-01-03
JOSTENS INC
filed 1998-03-31
CIK 54050

                             [BACKGROUND ARTWORK]

                                    helping
                                     people
                                   celebrate
                                life's important
                                    moments
                               Annual Report 1997

                                 [JOSTENS LOGO]

                            [BACKGROUND PHOTOGRAPH]

                                 For a century,
                               Jostens has created
                                    products
                                  and services
                                     to help
                                  our customers
                                    celebrate
                                life's important
                                    moments.
                                    CREATING

                            [BACKGROUND PHOTOGRAPH]

           FOR MOST OF OUR HISTORY, THE FOCUS HAS BEEN ON STUDENTS.

                                    A BRAND

GENERATIONS OF GRADUATES RECOGNIZE JOSTENS AS THE COMPANY THAT HELPED THEM COMMEMORATE HIGH SCHOOL ACHIEVEMENTS.

                            [BACKGROUND PHOTOGRAPH]

When you get down to it, our products are symbols of our customers' achievements and affiliations, milestones that people celebrate throughout life.

BASED ON

Today, we're starting to use the power of the Jostens brand to reach out to customers at other times in their lives.

                            [BACKGROUND PHOTOGRAPH]

100 years

A CENTURY

one hundred years

We'll still be there to help students celebrate their accomplishments and to commemorate dedicated service to a company. But we'll also be there more often, reaching out to customers in more ways and in more places.

                            [BACKGROUND PHOTOGRAPH]

OF MOMENTS

We may be known as a ring and yearbook company, but its really about more than that -- it's about helping people celebrate.

                            [BACKGROUND PHOTOGRAPH]

We want to be the company people choose to help them celebrate their most important moments and accomplishments.

TO CELEBRATE

Jostens.
When you get there,
we'll be there.

                              [BACKGROUND ARTWORK]

Jostens provides products and services that help people celebrate achievement, reward performance, recognize service and commemorate experiences.
We provide these achievement and affiliation products in partnership with the diverse organizations people belong to throughout their lives. As a partner, we are committed to delivering value and quality that exceed the needs of the people and organizations we serve. Jostens is a team of employees and independent business partners. Our aim is to be the world leader in providing achievement and affiliation products and to constantly deliver exceptional performance.

[BAR GRAPH]
sales
continuing operations
($ in millions)
93     652.4
94     641.9
95     673.0
96     708.7
97     742.5

[BAR GRAPH]
earnings per diluted share
continuing operations
(in $)*
93      .19
94      .62
95     1.22
96     1.28
97     1.47

[BAR GRAPH]
return on investment
(in %)*
93     (3.7)
94     (5.7)
95     19.1
96     26.3
97     47.7

FINANCIAL HIGHLIGHTS
JOSTENS INC.
                                                        Year ended
                                          --------------------------------------
                                          January 3, 1998     December 28, 1996
Dollars in millions,                                             (unaudited)
 except ratio and per-share data
--------------------------------          ---------------     ------------------
STATEMENT OF OPERATIONS
Net sales                                     $ 742.5             $ 708.7
Net income                                       57.2                36.3
                                              -------             -------
BALANCE SHEET DATA
Working capital                               $   6.3             $  11.8
Current ratio                                     1.0                 1.0
Total assets                                    390.7               383.8
Long-term debt                                    3.6                 3.9
Shareholders investment                         127.1               112.6
                                              -------             -------
COMMON SHARE DATA
Earnings per share:     basic                 $  1.47             $  0.94
                        diluted                  1.47                0.94
Cash dividends per share                          .88                 .66
Stock price:            high                       28-13/16            24-3/8
                        low                        20                  17-1/4
                                              -------             -------

* EPS and ROI graphs reflect June fiscal year-end results for 1993-1996, and calendar 1997 results. In 1996, the company changed from a June year end to the Saturday closest to December 31, resulting in a six-month transition period from July 1 to December 28, 1996. The 1997 year ended January 3, 1998.

[PHOTO OF ROBERT C. BUHRMASTER]

WORK IN PROGRESS
Jostens Inc.
a letter from Robert C. Buhrmaster, chairman, president and chief executive officer.

TO OUR INVESTORS

     Three words summarize Jostens in 1997: WORK IN PROCESS. Since our last report*, we have made excellent progress on our plan to transform Jostens from a "ring and yearbook" company to one that people call upon to help celebrate their most important moments.

     Our approach continues to be to improve our infrastructure, to build upon the strength of our current businesses and to reach consumers in new ways. Making the changes necessary to put this century-old company on a healthy, upward track for the future is taking time, energy and resources and we are moving forward.

     In this year's report, I will share with you my candid assessment of where we stand in the transformation process, the progress we made last year and the issues we will tackle in 1998.

     FINANCIAL RESULTS

     The changes necessary for the company's long-term health required substantial reinvestment in 1997. Consequently, our aim was to strike a balance between investing in priority initiatives and delivering a meaningful return to shareholders. I believe we accomplished that.

     Our company earned net income of $57.2 million, or $1.47 per share. That represents a strong increase over 1996 reported net income of $36.3 million, or 94 cents per share. However, 1996 results were reduced by 35 cents per share for an environmental charge and a new inventory cost accounting system.

     Our ability to balance investments and shareholder returns came, in part, from success at offsetting some of our internal investments during the year. For example, the one-time costs associated with closing a graduation announcement plant and buying the Gold Lance(R) retail ring business were roughly offset by a terrific, companywide effort to reduce gold inventory. That effort, part of an ongoing emphasis on working capital management, provided a one-time earnings benefit of 10 cents per share in 1997. Results also benefited by 5 cents per share from lower taxes related to a tax loss carryforward.

     All in, our fundamental business performance delivered $1.42 per share, up about 10 percent from $1.29 in 1996, on a comparable basis. Much of that improvement came from strong performance in our three largest businesses Printing & Publishing, Jewelry and Graduation Products. Underpinning the results were efficiency gains from initiatives begun in the second half of 1996 and early 1997, as well as from a continuing emphasis on consumer-based marketing programs which drove much of our growth.

     For example, we sold 5 percent more class rings last year, solidifying a turnaround after ending 12 straight years of decline in 1994. The 1997 increase was led by healthy consumer interest in specially designed rings for high school students in the "millennium classes," which graduate in 1999, 2000 and 2001.


* In 1996, Jostens changed its fiscal year. As a result, the period from July 1 through December 28, 1996, was treated as a six-month transition period. Consequently, no annual report was published.

     In Printing & Publishing, we delivered a record number of yearbooks, gained market share and introduced Pay By Mail, a new direct-bill program designed to streamline the buying process. It also spurs buying interest; we experienced double-digit gains in student purchases in schools that had Pay By Mail in 1997.

     Graduation Products, as well, had good results, as more students moved from a la carte product purchases to convenient and easy-to-understand product packages.

     In addition to our three big school businesses, Jostens Canada had strong profit performance despite being affected by labor strikes by teachers in Ontario and postal workers nationwide.

     In Recognition, 1997 performance was flat with 1996 on an apples-to-apples basis, and was less than we anticipated. Although we won a healthy amount of business with our new Strategic Recognition(TM) programs, we lost one-time product sales at about the same rate. We did win some highly visible championship accounts -- making jewelry for the 1997 Super Bowl champion Green Bay Packers, the Chicago Bulls in the NBA and the Detroit Red Wings, winners of the NHL's Stanley Cup. Recognition has significant opportunity to grow profitably; we have another year or so of preparatory work before this business can start living up to its potential.

     In the U.S. Photography business, results were disappointing. Sales from our independent photo dealers were below expectations, and we had higher than expected costs in some of our company-owned sites, as well as in our photo processing plant.

     Across the company, sales increased about 5 percent last year, to $742.5 million. Gross margin also improved, demonstrating results from our initiatives of the last few years. General and administrative expenses rose with sales as we reinvested in the next round of improvements.

TRANSFORMING THE COMPANY

     Our vision of the future is simple: To be the company people select to help them celebrate lifes important moments.

     Implicit in that vision is a commitment to strengthen our mainline businesses and to develop new ways to reach customers beyond the school and workplace. Also implicit is that Jostens must undergo substantial change a transformation, if you will.

     For a century, Jostens has enjoyed success in the school and business recognition markets. However, two byproducts have emerged over the years to hinder us as we attempt to become faster and more agile: We have too much complexity and some lingering organizational silos.

     The effect of those byproducts is that we devote too much effort and resource to maintaining our business. We need to simplify what we do and make sure everyone across the company is working together to generate profitable growth.

     Making that happen was at the root of our activities in 1997.


NEW IN 97
- Pay By Mail billing program
- Hear the Year(TM) music CD product
- Launched identity/brand initiative
- Implemented college market strategy
- Purchased Gold Lance(R) retail ring business
- Won NBA, NFL and NHL pro championship accounts
- Repurchased $20 million in Jostens shares
- Introduced Strategic Recognition(TM) concept
- Opened joint ventures in Chile, Colombia
- Announcement plant consolidation
- Completed systems program design
- Millennium(TM) class ring offering
- Start-up of Mexico plant

                          [PHOTOGRAPH OF OTTO JOSTEN]
great people
sharing a goal
together
Otto Josten
(in vest)
opened his shop in 1897 and built an organization with good people.


THE JOSTENS BRAND

     Last summer, for instance, in conjunction with our centennial celebration, we launched a new logo and identity system. The new image is designed to present a uniform, energetic "look" to our consumers. The Jostens name is widely known, and we are starting for the first time to consciously build brand awareness and preference.

     Hand in hand with our branding activity is new business development. In the last few months, we have begun researching and testing several concepts to extend our brand and help customers celebrate.

MANUFACTURING
     In mid-1996, we began a thorough review of our manufacturing capacity and requirements. That effort centers on two objectives: improve efficiency and, where possible, consolidate plants while retaining peak production capacity, maintaining product quality and meeting delivery requirements.

     To date, we have closed three plants, including a ring plant in Winnipeg, Manitoba, and a small photography processing facility near Montreal. In both cases, volume was transferred smoothly to other Jostens facilities.

     In 1997, we closed the graduation announcement plant in Porterville, Calif., and consolidated production in our Shelbyville, Tenn., facility. Easing the human impact was the fact that nearly 30 of our Porterville workers transferred to Shelbyville.

     We expect the three consolidations to reduce annual costs by about $4 million, starting in 1998.

     In addition, we established an operation in Nuevo Laredo, Mexico. In early 1997, we tested the ability to perform ring finishing operations at the Nuevo Laredo facility. Based on that test, we increased the number of rings finished in Mexico, with its attendant lower cost structure.

     While decisions to consolidate facilities are difficult because of their impact on people, they are necessary to preserve future jobs and the long-term health of the organization.

ORGANIZATIONAL ALIGNMENT

     To drive the company in a single, unified direction, we are aligning the organization behind common goals and objectives. In a company that has historically operated in a decentralized manner, organizational alignment represents a cultural change for employees and independent sales representatives.

     In 1997 we took several steps toward alignment.

     Performance Pays Bonus Plan. We created the Performance Pays bonus program for all company employees. Performance Pays results in cash bonuses for all employees if Jostens achieves net income targets established at the start of the year

                           [PHOTOGRAPH OF M.J. BAUER]
living strategic recognition
M. J. Bauer
was among the first to receive the Jostens Leader Award

and approved by the board. The objective of Performance Pays is to give everyone some "skin in the game" to raise awareness of and provide financial incentives to act in ways that support the company's business and financial objectives.

     Jostens Quest. We also began Jostens Quest, a program that provides a coordinated framework for recognizing and rewarding employee service and performance that furthers our mission, goals and business objectives.

     Jostens Quest was developed by our Recognition business as an element of the new Strategic Recognition program offering. The beauty of Jostens Quest is that we are linking together our various incentive and recognition efforts to better motivate people to actively support company objectives.

     Independent Sales Force. For the independent sales representatives, organizational alignment means new ways of working with Jostens as we intensify efforts to better understand our consumers.

     We are taking a common-sense approach in making changes necessary to continue improving our businesses. At the same time, we recognize that the changes represent a significant cultural shift for many of our independent sales representatives.

     For example, in 1997, we continued shifting to consumer-based marketing programs, easy-to-understand pricing and a consistent selling process. Where those concepts have been applied, business and profitability has increased.

     We also established an initial framework for sales force performance management, including territory and account profitability. In addition, we set the stage for standardized policies, processes and programs necessary streamlining steps as we install new, common information systems.

     All of these changes are designed to better link what's good for the sales representative and whats good for the company so that we're all motivated to generate profitable growth.

     College Sales Force. We took a somewhat more dramatic approach with the sales force serving the college market for Jewelry and Graduation Products. In college, we faced myriad issues, underscored by this historical reality: Jostens (and our competitors) treated college as an extension of the high school market, when in fact it is a distinct market.

     In 1997, we acknowledged that reality and completely changed our market model.

     Today, we have segmented the college market, with our sales force deployed not against geographic territories but against specific accounts offering the greatest business opportunities.

     No longer are we merely selling rings and announcements to students. We are utilizing value-adding programs to help school administrators build closer relationships with students, as well as faculty, alumni and other important constituencies. Our products become the symbols of those relationships and affinities.

[PHOTOGRAPH]
continuous pride in
artisanship

     In addition, we changed from an independent sales force to an employee sales force. We retained about half of our independent representatives as employees, and we filled the balance of positions with strong sales professionals from other industries. The combination is an energetic and enthusiastic group that increased sales in the college market in 1997, even as we made fundamental changes in the business.

     I am enthusiastic about the preliminary results. In the first six months of the new college approach, we signed a number of major multi-year, multi-product accounts, and generated more new ideas and had more bids in the pipeline than at any other time in my five years with Jostens.

     Frankly, we have also been pleasantly surprised by the power of the Jostens brand and the loyalty it enjoys in the college marketplace.

1998 OUTLOOK

     Even more than 1997, the coming year will be a time of reinvestment and internally focused activity, as we reach peak effort on some critical initiatives. We will focus our efforts on three areas in 1998 systems, manufacturing and market leadership all of which build on our 1997 accomplishments.

SYSTEMS

     In 1998, we begin a multi-year, business-by-business implementation of common, integrated information systems. This project will for the first time put the entire company on a common systems platform, enabling us to serve customers better and to gather and analyze relevant business information as never before. This is the first significant systems program in more than 20 years, so we are making a quantum step forward in our systems capabilities.

     Because of the installation timeline, we will also upgrade some of our current systems to be year-2000 compliant.

     The systems initiative is critical to our ability to work smarter and faster, and it requires a substantial investment in people and dollars. However, I expect the benefits to yield significant efficiency gains, as well as enhance our ability to serve customers better, faster and more precisely.

MANUFACTURING

     We will continue with our manufacturing activities in 1998, with the potential for further plant consolidations. Whether or not that occurs, we will maintain our vigilance on improving efficiency and strengthening our operating capabilities.

[PHOTOGRAPH OF CLASS RINGS]
moments that change a life
Unique schoolwide ring designs symbolize alumni affinity with their alma mater.

MARKET LEADERSHIP

     Even as we continue to make internal improvements in systems and manufacturing, we are looking outward, examining what it will take for Jostens to be a leader in our markets in the future. We have enjoyed solid leadership positions in most of our businesses over the years, but future success will require new and different skills. Determining those requirements is the emphasis of the market leadership initiative in 1998.

     This effort will focus further attention on aligning Jostens and our independent sales representatives, as we implement new policies and practices designed to simplify our business, complete the shift to research-based marketing programs and institute performance-based management practices.

     It will also entail a broad look at what we do today and what we CAN do for our customers in the future. Well look at everything including markets, distribution channels, products and the Jostens brand.

SUMMARY

     1997 was an eventful year for our company. We reflected on a hundred years of success that started when Otto Josten opened his small business in Owatonna, Minn. We celebrated our centennial with an energetic new image for a new century a look this book was designed to project. We began peering into the future to understand how to reach more customers more often

     Thanks to the hard work of thousands of Jostens people, 1997 was also a year of action and change. We made tangible progress in ways that enabled us to improve financial performance and make some of the difficult but important changes necessary to keep Jostens vibrant and successful for the long run.

     1998 will be a year much like 1997, as we continue improving the infrastructure, strengthening our businesses and working on new opportunities. We anticipate that our mainline businesses will have a strong year, and we expect to use the resulting improvement in profitability to fund reinvestments and generate modest earnings growth. In addition, well utilize our strong cash flow and balance sheet to retire shares under our $100 million repurchase authorization a move that should help boost earnings per share.

     As with 1997, the watchword in 1998 is balance making the changes necessary for Jostens to be a more dynamic company while delivering reasonable results for our shareholders.

     I look forward to sharing with you our company's progress in the year ahead.

/s/ Robert C. Buhrmaster
---------------------------------
Robert C. Buhrmaster,
Chairman, President and Chief Executive Officer

JOSTENS AT A GLANCE


                     CORE PRODUCTS                  SERVICES/NEW PRODUCTS                  CUSTOMERS

Printing &           Yearbooks, memory books        YearTech(R) desktop publishing         Students in elementary, junior
 Publishing          and related items,             kits, yearbook class curriculum,       high and senior high schools,
                     commercial printing services.  Hear The Year(TM) music CD,            corporations, ad agencies and
                                                    Jostens Rennaisance(R) program         direct mailers.
                                                    to recognize academic
                                                    achievement.




Jewelry              Class, school and athletic     HIGH SCHOOL: Millennium(TM) ring       Students and parents of
                     rings symbolizing affinity     collection, Jostens Renaissance.       students in junior high, senior
                     or achievement.                COLLEGE: Custom Collegiate             high and colleges/universities.
                                                    Collection(TM) (one ring design for
                                                    one school), Complete Custom
                                                    Collegiate Collection(TM)(a ring for
                                                    each student).



Graduation Products  Graduation announcements,      HIGH SCHOOL: Jostens Renaissance,      Students and parents of
                     diplomas, caps and gowns,      BDG new gown offering.                 students in junior high, senior
                     accessories and other          COLLEGE: Senior Salute(TM)             high and colleges/universities.
                     graduation-related items.      program to boost commencement
                                                    participation.




Jostens Canada       Class and individual school    Student ID cards,                      Elementary, junior high and
                     pictures, senior portraits,    Hear The Year,                         senior high school students
                     special school event photos    Millennium collection,                 across Canada.
                     and related products,          Excellence in Education(TM)
                     yearbooks, and class rings.    recognition program.




Photography          Class and individual school    PanelXPress(R)                         Elementary, junior high and
                     pictures, senior portraits,    photo page layout service.             senior high school students in
                     special school event photos                                           the United States.
                     and related products.





Recognition          Programs and products that     New Strategic Recognition(TM)          Executives, managers and
                     help motivate, recognize and   system helps clients align             employees of companies and
                     reward individual and team     all recognition and                    corporations.
                     contributions that support     performance initiatives to
                     organizational objectives.     support the organization's
                                                    vision, mission, goals
                                                    and values; jewelry
                                                    products for sports fans.


MANUFACTURING        COMPETITORS                    DISTRIBUTION                           SALES (IN MILLIONS)
                                                                                           [BAR GRAPH]
Visalia, Calif.      Herff Jones                    In schools via independent sales       93     192.3
Topeka, Kan.         Taylor Publishing              agents and sales associates.           94     192.6
Winston/Salem, N.C.  Walsworth                                                             95     205.0
State College, Pa.                                                                         96     220.4
Clarksville, Tenn.                                                                         97     233.7


                                                                                           [BAR GRAPH]
Attleboro, Mass.     Commemorative                  In junior and senior high schools via  93     152.6
Denton, Texas        Brands                         independent sales agents and sales     94     146.7
Nuevo Laredo, Mexico (ArtCarved and                 associates, and through retail         95     161.2
Burnsville, Minn.    Balfour brands),               jewelers and merchants.                96     171.7
                     Herff Jones                                                           97     180.9
                                                    In colleges and universities via
                                                    employee sales force, through college
                                                    bookstores.
                                                                                           [BAR GRAPH]
Red Wing, Minn.      Herff Jones                    In schools via independent sales       93     126.9
Laurens, S.C.        Commemorative Brands           agents and sales associates, and       94     124.2
Shelbyville, Tenn.   Carlson Craft                  through retail jewelers and merchants. 95     136.9
                                                                                           96     142.7
                                                    In colleges and universities via       97     153.7
                                                    employee sales force, through college
                                                    bookstores.

                                                                                           [BAR GRAPH]
Winnipeg, Manitoba   Lifetouch                      In schools via statutory employees.    93     44.9
                     D. W. Friesen                                                         94     40.7
                     Herff Jones                                                           95     41.3
                                                                                           96     40.0
                                                                                           97     38.7

                                                                                           [BAR GRAPH]
Webster, N.Y.        Lifetouch                      In schools via independent photo       93     28.1
                     Olan Mills                     dealers and through employees and      94     25.4
                                                    freelance photographers.               95     22.8
                                                                                           96     24.4
                                                                                           97     25.5

                                                                                           [BAR GRAPH]
Princeton, Ill.      O.C. Tanner                    Directly to clients via independent    93     97.7
Memphis, Tenn.       Tiffany                        sales agents.                          94     103.9
Red Wing, Minn.      Robbins                                                               95     96.9
Sherbrooke, Quebec                                                                         96     101.3
                                                                                           97     103.7

MANAGEMENTS DISCUSSION AND ANALYSIS
JOSTENS INC.

     The company occasionally may make statements regarding its business and markets, such as projections of future performance, statements of managements plans and objectives, forecasts of market trends and other matters. To the extent such statements are not historical fact, they may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements containing the words or phrases "will likely result", "are expected to", "will continue", "anticipates", "believe", "estimate", "projected" or similar expressions are intended to identify forward-looking statements. Forward-looking statements may appear in this document or other documents, reports, press releases and written or oral presentations made by officers of the company to shareholders, analysts, news organizations or others. All forward-looking statements speak only as of the date on which the statements are made. Actual results could be affected by one or more factors, which could cause the results to differ materially. Therefore, all forward-looking statements are qualified in their entirety by such factors, including the factors listed below. Such factors may be more fully discussed periodically in the company's subsequent filings with the Securities and Exchange Commission (SEC).

     Any change in the following factors may impact the achievement of results in forward-looking statements: the price of gold; the company's access to students and consumers in schools; the seasonality of the company's business; regulatory and accounting rules with respect to the company's independent sales force; the company's relationship with its sales force; fashion and demographic trends; the general economy, especially during peak buying seasons for the company's products and services; the company's ability to respond to customer change orders and delivery schedules; competitive pricing and program changes; continued success improving operating efficiencies; and the impact of year-2000 compliance on computer-based systems of the company and its external relationships.

     The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact the company's business.


INTRODUCTION

     In October 1996, Jostens elected to change its fiscal year end from June 30 to the Saturday closest to December 31, effective December 29, 1996. The change was made to enable better business planning and internal management. The Consolidated Financial Statements and Notes include the company's results of operations and cash flows for the years ended January 3, 1998 (calendar 1997), and December 28, 1996 (calendar 1996)(unaudited); the six-month transition period ended December 28, 1996; and fiscal years ended June 30, 1996 and 1995.

     This discussion summarizes significant factors that affected the consolidated operating results, financial condition and liquidity of Jostens in the 1997 and 1996 (unaudited) calendar years and the two fiscal years ended June 30, 1996 and 1995. Material in this section reflects the June 1995 sale of the Jostens Learning Corporation (JLC) subsidiary and the October 1995 sale of the Wicat Systems business, both of which are treated as discontinued operations in the statements of consolidated operations presented in this report.

RESULTS OF OPERATIONS

     YEAR ENDED JANUARY 3, 1998, COMPARED WITH YEAR ENDED DECEMBER 28, 1996 (UNAUDITED) Sales in calendar 1997 increased 4.8 percent to $742.5 million from $708.7 million in calendar 1996. The sales improvement was driven by increases in sales volume and pricing in the company's three largest business lines Printing & Publishing, Jewelry and Graduation Products. Price increases in calendar 1997 varied by business and ranged from zero to 5 percent, reflecting the company's continued efforts to minimize price increases. Gross margin in calendar 1997 was 52.7 percent, compared with 50.1 percent in calendar 1996. The
2.6 percentage point increase primarily reflects the July 1996 implementation of a new inventory cost accounting system, which provides more precise, detailed performance information by product within each line. The new system results in a more accurate valuation of inventories and recording of cost of products sold during the individual quarters, consistent with the manner used to value inventory at previous June year ends. As a result of this implementation, the cost of products sold reported during the six months ended December 28, 1996, was $16.9 million (26 cents per share) higher than what would have been reported using the prior method, while the cost of products sold in the six months ended June 28, 1997, had an equally positive impact. Implementation of the new cost accounting system does not impact the comparability of reported cost of products sold or earnings per share for the six months ended January 3, 1998, since the new cost accounting system was in place for both the 1997 and 1996 periods. Also contributing to the increase in 1997 gross margins was a gold inventory reduction program, which decreased total net costs by $6.8 million (10 cents per share) in calendar 1997 as a result of a gain recognized related to a LIFO inventory liquidation. The positive impact of the new cost accounting system and the gold reduction program on the calendar 1997 and 1996 comparisons were partially offset by higher training costs in calendar 1997 to prepare a new facility in Mexico for its irst peak ring finishing season, as well as by costs to consolidate the company's two graduation announcement plants (see subsequent discussion under "Plant Consolidation").

     Selling and administrative expenses increased to $291.5 million from $282.9 million in calendar 1996. As a percentage of sales, selling and administrative expenses in calendar 1997 were 39.3 percent, compared with 39.9 percent in calendar 1996. The decrease in costs as a percentage of sales primarily relates to the recognition of an additional $6 million in reserves during calendar 1996 to cover continued environmental investigation and cleanup costs (see subsequent discussion under "Commitments and Contingencies"). The decrease in the calendar 1997 selling and administrative expenses as a percentage of sales was partially offset by higher salary and legal costs associated with changing the college sales force from independent representatives to employees, and by the development of products and marketing materials for the Gold Lance retail ring business, which was acquired in 1997 (see subsequent discussion under "Capital Expenditures, Product Development and Acquisition").

     The company's strong cash position in calendar 1997 reduced the need for short-term borrowing, which lowered net interest expense to $6.3 million from $9 million in calendar 1996. The lower borrowing levels in calendar 1997 primarily resulted from a greater emphasis on customer deposit programs, partially offset by a $9.5 million payment to Town & Country Corporation to buy Gold Lance. The company's positive cash position was also impacted when, in July 1997, the Board of Directors authorized the repurchase of up to $100 million in shares of Jostens common stock. Under the authorization, shares may be repurchased periodically in the open market and through privately negotiated transactions.

     The repurchase is to be funded from the company's cash and short-term investment balance, as well as short-term borrowings. As of January 3, 1998, the company had repurchased $20 million in common shares.

     The company's calendar 1997 effective income tax rate was 38.8 percent, compared with 42.3 percent in calendar 1996. The decrease was primarily attributed to the company's initial efforts to combine the U.S. Photography legal entity with the main U.S. businesses. As a result, the company reduced income tax expense by recognizing $2 million (5 cents per share) of accumulated net operating loss (NOL) carryforward benefits through the reversal of a deferred tax asset reserve. Management expects the effective tax rate to be between 40 and 41 percent in 1998.

     Calendar 1997 net income was $57.2 million, or earnings per share of $1.47 (basic and diluted), compared with net income in calendar 1996 of $36.3 million, or earnings per share of 94 cents (basic and diluted).

     SCHOOL PRODUCTS SEGMENT Sales in this segment increased 5.2 percent to $638.8 million in calendar 1997, compared with $607.4 million in calendar 1996. The sales increase was primarily driven by gains in the Printing & Publishing, Jewelry and Graduation Products businesses, which recorded calendar 1997 sales of $233.7, $180.9 and $153.1 million, respectively.

     Growth in Printing & Publishing stemmed from new marketing programs and products that targeted the winning of new accounts and increased volume in the existing account base. Yearbook sales increased over calendar 1996 by 8 percent, offset by a decline in commercial printing sales of $2 million. The reduction of commercial printing sales was anticipated as more production capacity was used to produce higher-margin yearbook products.

     In Jewelry, overall ring sales in the high school and college markets increased about 5 percent. In high school, the number of class rings sold increased by 5 percent, led by healthy consumer acceptance of specially designed rings for the graduating classes of 1999, 2000 and 2001, the "millennium classes". Results through December 1997 put the company on track for a fourth straight year of unit-volume improvement after a 12-year decline.

     In Graduation Products, the average sales dollars per customer and the number of customers who purchased products increased in calendar 1997. The business also continued a product and process simplification effort, completing those activities in the cap and gown product line.

     In Photography, sales increased 4.6 percent to $25.5 million, compared with $24.4 million in calendar 1996. The 1997 sales growth was predominately due to volume increases in new retail sites. Despite the sales increase, profitability slipped due to manufacturing cost overruns, as well as higher than expected start-up costs associated with some company-operated retail sites.

     Jostens Canada sales were $38.7 million, compared with $40 million in the year-earlier period. The decline primarily resulted from strikes by Ontario school teachers and the Canadian postal service, which hindered the company's ability to take and ship orders in the peak fall season. Jostens has closed two facilities in Canada, a ring manufacturing plant in Winnipeg, Manitoba, in calendar 1996 and a photography facility in Montreal in calendar 1997. Production from both plants was transferred to other Jostens facilities.

     Operating profit for the School Products segment was $107.5 million and $85.3 million in calendar years 1997 and 1996, respectively. The 26 percent increase resulted primarily from increased sales, the new inventory cost accounting system implemented in 1996, and the gold inventory reduction program. The increase in profits was partially offset by training costs associated with a new facility in Mexico, as well as costs associated with consolidating the company's two graduation announcement facilities.

     RECOGNITION SEGMENT Recognition sales increased 2.3 percent to $103.7 million, compared with sales in calendar 1996 of $101.3 million. The business gained new accounts and sales volume with a new Strategic Recognition program concept, with high-profile account wins in professional sports and with the introduction of jewelry products for fans of sports teams. These gains were largely offset by declines in the sale of individual products to corporate accounts.

     Operating profit for the Recognition segment was $8.9 million and $3 million in calendar years 1997 and 1996, respectively. The increase was primarily attributed to the calendar year 1997 gold reduction program, as well as a $6 million environmental liability charge in calendar 1996.


YEAR ENDED JUNE 30, 1996, COMPARED WITH YEAR ENDED JUNE 30, 1995

     Sales from continuing operations increased 4.5 percent in the year ended June 30, 1996 (fiscal 1996), to $695.1 million from $665.1 million in the year ended June 30, 1995 (fiscal 1995). The fiscal 1996 sales increase was driven by gains in the company's three largest business lines Printing & Publishing, Jewelry and Graduation Products. There were minimal price increases in fiscal 1996, reflecting a continued effort to minimize price increases. Gross margin in fiscal 1996 was 52.2 percent, compared with 52.8 percent in fiscal 1995. The margin decline in fiscal 1996 resulted from higher than expected manufacturing costs incurred to handle record page volume and meet yearbook delivery commitments as sales volumes shifted to the June quarter.

     Selling and administrative expenses increased to $268.1 million in fiscal 1996 from $256.8 million in fiscal 1995. The fiscal 1996 increase in selling and administrative expenses was primarily due to planned investments in the businesses, including marketing materials, business development and pilot projects for new business, as well as increased commission rates for class rings and graduation products. As a percentage of sales, these expenses remained consistent at 38.6 percent in fiscal 1996 and fiscal 1995.

     In September 1995, the company repurchased 7 million shares of its common stock for $169.3 million through a Modified Dutch Auction tender offer. The repurchase was funded from the company's cash and short-term investment balance, as well as short-term borrowings. The result was an increase in fiscal 1996 interest expense of $4 million. In addition, interest income decreased $2.6 million from fiscal 1995 due to lower cash balances following the share repurchase.

     Net income in fiscal 1996 was $51.6 million, compared with $50.4 million in fiscal 1995. Basic earnings per share were $1.29 ($1.28 diluted) in fiscal 1996, compared with $1.11 ($1.10 diluted) in fiscal 1995. Earnings per share from continuing operations prior to the change in accounting principle and discontinued operations were $1.29 ($1.28 diluted) in fiscal 1996 and $1.23 ($1.22 diluted) in fiscal 1995.

     SCHOOL PRODUCTS SEGMENT. Sales in this segment increased 5.3 percent to $594.9 million in fiscal 1996, compared with $565 million in fiscal 1995. Record sales were recorded in the Printing & Publishing ($217.2 million), Jewelry ($166.4 million) and Graduation Products ($138.5 million) businesses in fiscal 1996.

     Printing & Publishing produced a record number of yearbook pages in fiscal 1996, reflecting success at retaining current accounts and winning new accounts. This business also successfully positioned itself as the preferred yearbook supplier in the industry, based on customer surveys.

     In Jewelry, nearly 10 percent more high school rings were sold in fiscal 1996 than fiscal 1995, and the number of rings sold overall increased nearly 12 percent in 1996. Much of the unit gain resulted from newly repositioned ring programs, including a high school program introduced nationwide in 1996.

     In Graduation Products, sales growth was driven by an increase in the number of customers who purchased products and by an increase in the average sales dollars per customer.

     U.S. Photography sales were $23.4 million, a 3 percent decline from fiscal 1995, due to the loss of a large wholesale dealer and about 50 school accounts. However, efforts to build closer ties between Photography and Printing & Publishing resulted in about $1 million in new photography sales in fiscal 1996.

     Jostens Canada sales were $40.6 million, compared with $41.7 million in fiscal 1995. The decline resulted from fewer graduation portrait orders and from a slightly lower percentage of students buying school photo packages. Currency exchange rate fluctuations partially offset the sales decline.

     The School Products segment's fiscal 1996 operating profit was $107.6 million, essentially flat with fiscal 1995 levels, despite record sales volumes in its main business lines. Increased selling and administrative expenses offset sales increases as the company invested in marketing materials, business development and pilot projects for new business, as well as increased commission rates for class rings and graduation products. Operating profit in fiscal 1996 was also affected by lower gross margins associated with sales volumes shifting to the June quarter.

     RECOGNITION SEGMENT Sales were $100.2 million, compared with $100.1 million in fiscal 1995.

     Operating profit increased 102 percent to $9.5 million in fiscal 1996, compared with $4.7 million in fiscal 1995. The fiscal 1996 operating profit increase reflected successful efforts to simplify work processes, reduce costs and lower the costs associated with carrying slow-moving and excess inventories. Additionally, fiscal 1995 operating profit was impacted by charges to establish an environmental reserve and abandon a unique computer system.


LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operating activities, short-term borrowings and, in fiscal 1995, net proceeds from the sale of discontinued operations, have been Jostens' principal sources of liquidity. Cash has been used primarily for dividends, capital expenditures, the purchase of Gold Lance in calendar 1997, share repurchases and the repayment of $50 million medium-term notes in calendar 1996.

     Operating activities generated cash of $120.8 million in calendar 1997 primarily due to net income adjusted for depreciation, amortization and deferred taxes ($75.9 million), an increase in customer deposits ($22.6 million) and other working capital reductions.

     Compared with calendar 1996, the company generated $22.3 million more cash from operating activities in calendar 1997. This increase related primarily to a $7.7 million increase in net income adjusted for depreciation, amortization and deferred taxes, and by cash generated ($14.6 million) as a result of management's working capital reduction efforts.

     The decrease in cash provided from operating activities in fiscal 1996 over fiscal 1995 was primarily attributable to decreases in restructuring reserves and retained liabilities related to discontinued operations ($21.5 million) and the pension liability ($8.1 million), along with increases in the levels of accounts receivable ($10.4 million) and inventory ($8.2 million) balances. The accounts receivable increase was driven by sales volumes shifting to the fourth quarter as manufacturing efficiencies enabled the company to produce products closer to customer-selected delivery dates. The increase in inventory was primarily related to additional raw materials in the cap and gown business in anticipation of a new product offering in 1997.

     While operating cash flows were sufficient to fund capital expenditures and cash dividends in fiscal 1995, the company returned to its typical need for seasonal short-term borrowings beginning in fiscal 1996 following the $169.3 million share repurchase. Because most of the company's sales volume occurs in quarters ending in December and June, Jostens usually requires interim financing of inventories and receivables. The company has a $180 million, five-year bank credit agreement. Credit available for borrowing is reduced by commercial paper borrowings outstanding. At January 3, 1998, $130 million was available under the bank credit agreement as a result of $50 million in outstanding commercial paper borrowings. In addition, the company had available unsecured demand facilities with three banks totaling $84.6 million at January 3, 1998. These demand facilities are renegotiated periodically based on the anticipated seasonal needs for short-term financing. There were no borrowings outstanding under these demand facilities at January 3, 1998.

     Average short-term borrowing was $94.4 million in calendar 1997, $109 million in the 1996 transition period, $68.4 million in fiscal 1996 and zero in fiscal 1995, with highs of $143 million in calendar 1997, $164 million in the 1996 transition period and $127 million in fiscal 1996. In fiscal 1995, the company's strong cash position, which resulted primarily from the net proceeds from the sale of discontinued operations, eliminated the need for short-term borrowing. As planned, short-term financing resumed in fiscal 1996 as the company returned $169.3 million to shareholders through the September 1995 share repurchase.

     Management believes that cash generated from operating activities, together with credit available under the bank credit agreement and demand facilities, will be sufficient to fund planned capital expenditures, dividends and seasonal build-ups of inventories and accounts receivable in 1998.


CAPITAL EXPENDITURES, PRODUCT DEVELOPMENT AND ACQUISITION

     The company invested $24.4 million in capital expenditures in calendar 1997, compared with $16.9 million in calendar 1996. The largest investments in calendar 1997 were to upgrade processes and yearbook printing technology and to enhance certain management information and communication systems. Capital expenditures in fiscal 1996 were $15.4 million, compared with $19.1 million in fiscal 1995. Approximately $38 million in capital projects are planned for 1998, including approximately $19 million to install and implement common, integrated systems in School Products, Recognition and corporate. The projects are expected to be funded internally.

     The company purchased the Gold Lance class ring brand from Town & Country Corporation for $9.5 million in cash on July 31, 1997. Under the terms of the agreement, the company purchased the Gold Lance name, accounts and notes receivable, and tooling. The company also incurred $383,000 of direct, acquisition-related costs, which were capitalized as part of the purchase price. The acquisition was recorded using the purchase method of accounting, which resulted in the recording of $5.9 million of goodwill that is being amortized over 10 years.


YEAR 2000 CONVERSION COSTS

     Management has initiated a companywide program to prepare the company's computer systems and applications, microprocessor-driven equipment, external relationships and customers for the year 2000. Both internal and external resources are being utilized to implement new software and integrate the company's systems. Those systems that will not be replaced before the year 2000 are being modified to make them year-2000 compliant. The total year 2000 project cost is estimated at $50 million, which includes $35 million to purchase and implement new software that will be capitalized as part of the companywide systems replacement program and $15 million that will be expensed as incurred. Through calendar 1997, the company incurred approximately $7 million ($5.6 million capitalized), primarily to assess systems replacement program requirements, develop a modification plan and purchase new hardware and software.

     The project is estimated to be completed not later than October 1999, which is prior to any anticipated impact on its operating systems. The company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made on time, the year 2000 issue could have a material impact on the operations of the company.

     The costs of the project and the date when the company believes it will complete the year 2000 modifications are based on managements best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.


DIVIDENDS

The company paid $34.2 million to shareholders in calendar 1997 and $34.1 million in calendar 1996. In fiscal 1996, $35.5 million in cash dividends were paid to shareholders, compared with $40 million in fiscal 1995. Dividends declared in calendar 1997 were 88 cents per share verses 66 cents per share in calendar 1996. The year-to-year increase was due to the timing of declarations. The annual dividend was 88 cents per share in fiscal 1996 and 1995.


COMMITMENTS AND CONTINGENCIES

     ENVIRONMENTAL As part of its environmental management program, Jostens is involved in various environmental improvement activities. As sites are identified and assessed in this program, the company determines potential environmental liability. Factors considered in assessing liability include, among others, the following: whether the company has been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of January 3, 1998, the company had identified three sites requiring further investigation. However, the company has not been designated as a potentially responsible party at any site.

     During the six-month period ending December 28, 1996, the company adopted Statement of Position (SOP) 96-1, Environmental Remediation Liabilities. Under SOP 96-1, the company is required to assess the likelihood that an environmental liability has been incurred and to accrue for the best estimate of any loss where the likelihood of incurrence is assessed as probable and the amount can be reasonably estimated. Management has assessed the likelihood that a loss has been incurred at its sites as probable and, based on findings included in remediation reports, estimates the potential loss to range from $1million to $9 million; $6.6 million had been accrued. As of January 3, 1998, the company had made payments of $1.3 million, bringing the reserve balance to $5.3 million. The current portion of the reserve ($1.3 million) is included with "other accrued liabilities" on the consolidated balance sheets, while the long-term portion ($4 million) is included with "other noncurrent liabilities."

     While Jostens may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of January 3, 1998.

     SALES FORCE For 52 sales representatives who served the college market in the Jewelry and Graduation Products businesses, the company changed their contract status from independent sales representatives to company employees effective July 1, 1997. As of July 1, all college sales positions were filled either with incumbents or new sales professionals. The change from independent representatives to employees was made to better enable the company to address market needs and strengthen its market position.

     The previous independent agent contracts called for a transition commission, which historically was paid by the new sales representatives who assumed responsibility for the accounts of the outgoing representative, with the company acting as a collection agent. College sales representatives who elected to become Jostens employees forfeited their right to the transition commission in exchange for participation in a newly created severance plan and other employee benefit programs. As a result, the company will ratably recognize about $4 million of severance costs over these representatives' estimated average remaining service period of five years. During calendar 1997, the company recognized $358,000 of these severance costs.

     Representatives who elected not to become employees will receive estimated future transition payments from the company of $5.5 million in exchange for helping to transition and retain existing business and for signing agreements not to compete. These costs will be ratably recognized as a charge to operations over the individual noncompete periods, typically three years. Calendar 1997 costs associated with nonemployee representatives were $763,000.

     Management expects payments in future years relating to the severance plan and transition payments to be partially offset by reduced operating costs. Management also believes the change in contractual relationship will have positive business results and the associated liabilities will not have a material negative impact in the future.

     The company, in calendar 1997, also communicated contractual changes and policy clarifications to the approximately 350 independent sales representatives who serve the high school Jewelry and Graduation Products market. The changes, which took effect July 1, 1997 and do not affect the representatives independent status, are intended to better align the interests of the sales force with the company's interests.


DISCONTINUED OPERATIONS

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

     As part of the JLC sale, Jostens also agreed to pay $13 million over two years to fund certain JLC existing liabilities. As of January 3, 1998, the entire $13 million was paid.

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

     A transaction gain of $11.1 million ($5.8 million after tax) was originally recorded at the time of the JLC sale and deferred in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. In the second quarter of fiscal 1996, the deferred gain increased to $17.2 million ($9.7 million after tax) as a result of the sale of Wicat ($5.3 million) and some accrual settlements ($800,000).

     In conjunction with JLC's efforts in 1996 to raise additional equity capital for ongoing cash requirements, JLC requested that the company restructure its interests in JLC. On November 8, 1996, the company restructured terms of its $36 million, unsecured, subordinated note from JLC in conjunction with a third-party equity infusion into JLC. Terms of the restructuring resulted in the exchange of the $36 million unsecured, subordinated note and accrued interest for a new $57.2 million unsecured, subordinated note maturing on June 29, 2003, with a stated interest rate of 6 percent and rights to early redemption discounts. The early redemption discounts, exercisable only in whole at JLC's option, adjust periodically and range from a 60 percent discount on the face value if redeemed by December 31, 1998, to 40 percent if redeemed by March 31, 2003. The new note was recorded at fair value using an estimated 20 percent discount rate on the $57.2 million note, resulting in a discount of $35.1 million. The restructuring had no impact on the net carrying value of Jostens' investment in JLC, as the $4 million reduction in the note receivables carrying value was offset by a corresponding reduction in the deferred gain to $13.2 million ($7.3 million after tax).

     The adjusted $13.2 million gain and interest on the notes receivable will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. The deferred gain is presented in the condensed consolidated balance sheets as an offset to notes receivable. The notes receivable balance represents amounts owed by JLC related to the sale of JLC net of a $35.1 million discount and the deferred gain. Despite the equity infusion and restructuring of Jostens' interests in JLC, there is no guarantee that JLC will be able to repay the note. JLC has incurred losses since the sale in 1995, however, the company believes that the carrying value is not impaired based on current facts and circumstances.


PLANT CONSOLIDATION

     In March 1997, the company announced it would close its Porterville, Calif., graduation announcement facility and transfer all operations to the company's announcement plant in Shelbyville, Tenn. As a result, the company recorded a pre-tax charge to operations of $3 million in the first quarter of 1997, primarily to accrue for severance and other employee-related costs, generally expected to be incurred over the following 12 months. As of January 3, 1998, the accrual decreased by $2.6 million due to incurred costs of $2.2 million and revisions to the initial estimate of $438,000.


NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosure about Segment of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and presenting comprehensive income and its components. SFAS No. 131 establishes standards for defining operating segments and reporting certain information regarding operating segments. The company does not believe that either statement will have a material impact on the financial statements since both standards are for informational purposes only. If the company determines that it has a reporting obligation under either new standard, the necessary information will be disclosed as part of the company's financial reporting when effective.

REPORT OF MANAGEMENT

     The management of Jostens is responsible for the integrity and objectivity of the financial information presented in this report. The financial statements have been prepared in accordance with generally accepted accounting principles and include certain amounts based on managements best estimates and judgment.

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

     The independent auditors provide an independent review of the financial statements and the fairness of the information presented therein. The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management, the company's internal auditors and its independent auditors to review audit activities, internal controls and other accounting, reporting and financial matters. Both the independent auditors and internal auditors have unrestricted access to the Audit Committee.


/s/ Willian N. Priesmeyer
----------------------------------
William N. Priesmeyer
Senior Vice President and Chief Financial Officer


/s/ Robert C. Buhrmaster
----------------------------------
Robert C. Buhrmaster,
President and Chief Executive Officer
Minneapolis, Minn., February 2, 1998


REPORT OF INDEPENDENT AUDITORS

     To the Stockholders of Jostens, Inc.: We have audited the accompanying consolidated balance sheets of Jostens, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for the year ended January 3, 1998, the six-month period ended December 28, 1996, and the years ended June 30, 1996 and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens, Inc. and subsidiaries as of January 3 1998, and December 28, 1996 and the consolidated results of their operations and cash flows for the year ended January 3, 1998, the six month period ended December 28, 1996 and the years ended June 30, 1996 and 1995, in conformity with generally accepted accounting principles.

     As discussed in the notes to the financial statements, the company changed its method of accounting for postemployment benefits during the year ended June 30, 1995.


/s/ Ernst & Young LLP
----------------------------------
Ernst & Young LLP
Minneapolis, Minn., February 2, 1998

STATEMENTS OF CONSOLIDATED OPERATIONS
JOSTENS INC. AND SUBSIDIARIES

                                                Years ended          Six months ended        Years ended
                                        ---------------------------  -----------------    ----------------
                                        January 3       December 28     December 28            June 30
                                           1998             1996           1996            1996        1995
In thousands, except per-share data                     (unaudited)
------------------------------------------------------------------------------------------------------------
NET SALES                               $ 742,479       $ 708,734      $ 277,118        $ 695,149  $ 665,099
Cost of Products Sold                     351,290         353,938        141,493          332,212    313,659
------------------------------------------------------------------------------------------------------------
                                          391,189         354,796        135,625          362,937    351,440
Selling and Administrative Expenses       291,527         282,870        131,473          268,135    256,822
------------------------------------------------------------------------------------------------------------
OPERATING INCOME                           99,662          71,926          4,152           94,802     94,618
Interest Income                               587             370            204            2,080      4,727
Interest Expense                           (6,866)         (9,343)        (4,330)          (9,403)    (5,452)
------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
        BEFORE INCOME TAXES                93,383          62,953             26           87,479     93,893
Income Taxes                               36,200          26,617            829           35,854     38,027
------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS   57,183          36,336           (803)          51,625     55,866
LOSS FROM DISCONTINUED OPERATIONS,
        NET OF TAX                             --              --             --               --     (4,864)
CUMULATIVE EFFECT OF CHANGE IN
        ACCOUNTING PRINCIPLE, NET OF TAX       --              --             --               --       (634)
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       $  57,183       $  36,336      $    (803)       $  51,625  $  50,368
============================================================================================================
BASIC EARNINGS (LOSS) PER COMMON SHARE
Continuing Operations                   $    1.47       $    0.94      $   (0.02)       $    1.29  $    1.23
Loss from Discontinued Operations              --              --             --               --      (0.11)
Cumulative Effect of Change
     In Accounting Principle                   --              --             --               --      (0.01)
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       $    1.47       $    0.94      $   (0.02)       $    1.29  $    1.11
============================================================================================================
SHARES USED TO COMPUTE BASIC
      PER-SHARE AMOUNTS                    38,773          38,639         38,647           40,157     45,492
------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER COMMON SHARE
Continuing Operations                   $    1.47       $    0.94      $  (0.02)        $    1.28  $    1.22
Loss From Discontinued Operations              --              --            --                --      (0.11)
Cumulative Effect of Change
     In Accounting Principle                   --              --            --                --      (0.01)
------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       $    1.47       $    0.94      $   (0.02)       $    1.28  $    1.10
============================================================================================================
SHARES USED TO COMPUTE DILUTED
     PER-SHARE AMOUNTS                     38,969         38,815          38,763           40,337     45,588
------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements

STATEMENTS OF CONSOLIDATED CASH FLOWS
JOSTENS INC. AND SUBSIDIARIES

                                               Years ended          Six months ended        Years ended
                                        ---------------------------  -----------------    ----------------
                                        January 3       December 28     December 28            June 30
                                           1998             1996           1996            1996        1995
In thousands, except per-share data                     (unaudited)
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income (Loss)                        $ 57,183        $ 36,336       $   (803)        $ 51,625  $  50,368
Depreciation                               19,845          15,962          8,992           14,999     18,357
Amortization                                2,297           1,726            942            1,558      9,982
Deferred Income Taxes                      (3,403)         14,158          6,929            7,229        607
CHANGES IN ASSETS AND LIABILITIES, NET
        OF EFFECTS FROM SALE OF
        DISCONTINUED OPERATIONS:
      Accounts Receivable                    (651)         (6,409)        22,844          (10,401)    (1,303)
      Inventories                           6,431          18,103        (19,525)          (8,157)     2,436
      Prepaid Expenses and
        Other Current Assets                 (602)         (6,041)        (7,400)             993        434
      Accounts Payable                      6,206           6,887          8,071              460    (11,009)
      Other                                33,485          17,744        (17,285)         (29,431)    11,070
------------------------------------------------------------------------------------------------------------
                                          120,791          98,466          2,765           28,875     80,942
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital Expenditures                      (24,381)        (16,864)        (9,897)         (15,371)   (19,142)
Software Development Costs (JLC)               --              --             --               --     (9,560)
Business Acquisition                       (9,883)             --             --               --         --
Net Proceeds From Sale of
     Discontinued Operations                   --              --             --            1,813     49,471
Other                                          --              --             --               --      4,074
------------------------------------------------------------------------------------------------------------
                                          (34,264)        (16,864)        (9,897)         (13,558)    24,843
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Cash Dividends                            (34,198)        (34,135)       (17,011)         (35,515)   (40,000)
Exercise of Stock Options                  11,926             625            168            2,136        225
Short-term Borrowing                      (40,938)         (1,420)        63,325           27,587         --
Reduction in Long-term Debt                  (281)        (50,018)       (50,018)            (355)      (368)
Share Repurchase                          (20,000)             --             --         (169,332)        --
Other                                         393              --             --               --         --
------------------------------------------------------------------------------------------------------------
                                          (83,098)        (84,948)        (3,536)        (175,479)   (40,143)
------------------------------------------------------------------------------------------------------------
CHANGE IN CASH AND SHORT-TERM INVESTMENTS   3,429          (3,346)       (10,668)        (160,162)    65,642
CASH AND SHORT-TERM INVESTMENTS,
        BEGINNING OF PERIOD                 2,639           5,985         13,307          173,469    107,827
------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
        END OF PERIOD                    $  6,068        $  2,639       $  2,639         $ 13,307  $ 173,469
============================================================================================================
CASH PAID DURING THE YEAR FOR:
Income Taxes                             $ 26,300        $ 28,800       $ 22,100         $ 34,300  $  15,100
Interest                                    5,900           5,511          3,200            8,700      4,200
============================================================================================================

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
JOSTENS INC. AND SUBSIDIARIES
                                                    January 3       December 28
Dollars in thousands, except per-share data           1998              1996
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Short-term investments                             $  6,068         $  2,639
Accounts receivable, net of
     allowance of $7,446 and $6,884,
     respectively                                   108,697          107,314
Inventories: Finished products                       38,122           40,174
             Work-in-process                         29,388           28,176
             Materials and supplies                  24,552           30,143
--------------------------------------------------------------------------------
                                                     92,062           98,493
Deferred income taxes                                15,543           14,928
Other receivables, net of allowance
     of $8,322 and $7,344, respectively              25,495           24,893
Prepaid expenses and other current assets             4,679            9,233
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 252,544         257,500
--------------------------------------------------------------------------------
OTHER ASSETS
Intangibles, net                                     30,749           27,264
Note receivable, net of $35,044 discount and
     $13,181 deferred gain                           12,925           12,925
Noncurrent deferred income taxes                      7,743            4,349
Other                                                12,631           14,166
--------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                   64,048           58,704
--------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
Land                                                  4,928            5,104
Buildings                                            35,500           36,868
Machinery and equipment                             191,319          168,953
--------------------------------------------------------------------------------
                                                    231,747          210,925
Accumulated depreciation and amortization          (157,609)        (143,282)
--------------------------------------------------------------------------------
Total property and equipment                         74,138           67,643
--------------------------------------------------------------------------------
TOTAL ASSETS                                       $390,730         $383,847
================================================================================

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
JOSTENS INC. AND SUBSIDIARIES
                                                    January 3       December 28
                                                      1998              1996
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
Notes payable                                      $ 49,974         $ 90,912
Accounts payable                                     30,553           24,347
Salaries, wages and commissions                      38,668           32,583
Customer deposits                                    98,659           76,034
Income taxes                                         11,098            6,938
Other accrued liabilities                            17,281           14,933
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                           246,233          245,747
OTHER NONCURRENT LIABILITIES                         17,404           25,487
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                   263,637          271,234
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' INVESTMENT
Preferred shares, $1.00 par value:
   authorized 4,000 shares, none issued
Common shares, $.33-1/3 par value:
   authorized 100,000 shares, issued
January 3, 1998 -- 38,422;
     December 28, 1996 -- 38,665                     12,853           12,888
Capital surplus                                          --            1,480
Retained earnings                                   118,386          101,567
Foreign currency translation adjustment              (4,146)          (3,322)
--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS INVESTMENT                       127,093          112,613
--------------------------------------------------------------------------------
                                                  $ 390,730        $ 383,847
================================================================================

STATEMENTS OF CONSOLIDATED CHANGES IN SHAREHOLDERS INVESTMENT
JOSTENS INC. AND SUBSIDIARIES

                                                                                             Foreign
                                                                                             currency
                                                 Common shares        Capital   Retained    translation
Dollars in thousands, except per-share data    Number     Amount      surplus   earnings    adjustment    Total
----------------------------------------------------------------------------------------------------------------
BALANCE  JUNE 30, 1994                         45,482     $15,160    $152,996  $ 92,855     $(4,430)    $256,581
Stock options and restricted stock  net                                 1,414                              1,414
Net income                                                                       50,368                   50,368
Cash dividends declared of $.88 per share                                       (40,000)                 (40,000)
Change in cumulative translation adjustment                                                     260          260
Adjustment in minimum pension liability                                           1,990                    1,990
----------------------------------------------------------------------------------------------------------------
BALANCE  JUNE 30, 1995                         45,482       15,160    154,410   105,213      (4,170)     270,613
Stock options and restricted stock  net           182           61      1,903                              1,964
Share repurchase                               (7,011)      (2,337)  (155,168)  (11,827)                (169,332)
Net income                                                                       51,625                   51,625
Cash dividends declared of $.88 per share                                       (34,015)                 (34,015)
Tax benefit of stock options                                              171                                171
Change in cumulative translation adjustment                                                     899          899
Adjustment in minimum pension liability                                            (124)                    (124)
----------------------------------------------------------------------------------------------------------------
BALANCE  JUNE 30, 1996                         38,653       12,884      1,316   110,872      (3,271)     121,801
Stock options and restricted stock  net            12            4        164                                168
Net loss                                                                           (803)                    (803)
Cash dividends declared of $.22 per share                                        (8,506)                  (8,506)
Change in cumulative translation adjustment                                                     (51)         (51)
Adjustment in minimum pension liability                                               4                        4
----------------------------------------------------------------------------------------------------------------
BALANCE  DECEMBER 28, 1996                     38,665       12,888      1,480   101,567      (3,322)     112,613
Stock options and restricted stock  net           584          241     11,452                             11,693
Share repurchase                                 (827)        (276)   (14,430)   (5,294)                 (20,000)
Net income                                                                       57,183                   57,183
Cash dividends declared of $.88 per share                                       (34,198)                 (34,198)
Tax benefit of stock options                                            1,498                              1,498
Change in cumulative translation adjustment                                                    (824)        (824)
Adjustment in minimum pension liability                                            (872)                    (872)
----------------------------------------------------------------------------------------------------------------
BALANCE  JANUARY 3, 1998                       38,422      $12,853    $    --  $118,386     $(4,146)    $127,093
================================================================================================================

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JOSTENS INC. AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS OVERVIEW Jostens provides products and services that help people recognize achievement and affiliation throughout their lives. The company's products include yearbooks, class rings, graduation products, school photography and service and achievement awards for businesses.

     FISCAL YEAR In October 1996, the company elected to change its fiscal year end from June 30 to the 52- or 53-week period ending the Saturday closest to December 31, effective December 29, 1996. The change was made to enable better business planning and internal management. The Consolidated Financial Statements and Notes include the company's results of operations and cash flows for the years ended January 3, 1998, and December 28, 1996 (unaudited); the six-month transition period ended December 28, 1996; and fiscal years ended June 30, 1996 and 1995. Calendar 1997 consists of 53 weeks, while calendar 1996 and fiscal years 1996 and 1995 consist of 52 weeks.

     PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas that require the use of managements estimates relate to the allowance for uncollectible receivables, inventory reserves, sales returns, warranty costs, environmental reserves, valuation of intangibles and deferred income tax valuations.

     CASH AND SHORT-TERM INVESTMENTS Cash and short-term investments include cash on hand, time deposits and commercial paper. Short-term investments have an original maturity of three months or less and are considered cash equivalents. All investments in debt securities have an original maturity of three months or less and are considered to be held to maturity. The short-term securities are carried at amortized cost, which approximates fair value. Negative cash balances of $14.1 million and $9.4 million at January 3, 1998, and December 28, 1996, respectively, have been reclassified to "accounts payable" on the consolidated balance sheets.

     INVENTORIES In July 1996, the company implemented a new inventory cost accounting system, which provides more precise, detailed performance information by product within each line. The new system results in a more accurate valuation of inventories and recording of cost of products sold during the individual quarters, consistent with the manner used to value inventory at previous June year ends. As a result of this implementation, cost of products sold reported during the six months ended December 28, 1996, was $16.9 million (26 cents per share) higher than what would have been reported using the prior method, while cost of products sold in the six months ended June 28, 1997, had an equally positive impact. Implementation of the new cost accounting system does not impact the comparability of reported cost of products sold or earnings per share for the six months ended January 3, 1998, since the new cost accounting system was in place for both the 1997 and 1996 periods.

     Inventories are stated at the lower of cost or market. Cost is primarily determined using standard costs, which approximate costs utilizing the first-in, first-out (FIFO) method. Gold and certain other precious metal inventories aggregating $677,000 at January 3, 1998, and $3.8 million at December 28, 1996, are stated at the lower of last-in, first-out (LIFO) cost or market, and are $6.8 and $15 million lower in the respective periods than such inventories determined under the lower of FIFO cost or market. During the year ended January 3, 1998, gold inventory quantities were reduced, which caused a liquidation of LIFO inventory values. The liquidation increased net income by $6.8 million (10 cents per share).

     INVENTORY OBSOLESCENCE The company uses a systematic methodology that includes quarterly evaluations of inventory, based upon business trends, to specifically identify obsolete, slow-moving and nonsalable inventory. Inventory reserves are evaluated quarterly to ensure they reflect the current business environment and trends.

     INTANGIBLES Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses and are amortized over various periods of up to 40 years. Accumulated amortization at January 3, 1998, and December 28, 1996, was $19.3 million and $17 million, respectively. The carrying value of intangible assets is assessed semiannually, or more often when factors indicate an impairment. The company employs an undiscounted cash flow method to assess these assets. The intangible balance also includes the intangible asset related to additional minimum pension liability of $1.4 million and $1.6 million at January 3, 1998, and December 28, 1996, respectively.

     PROPERTY AND EQUIPMENT Property and equipment are carried at cost. Depreciation and amortization on buildings, machinery and equipment and purchased software, including software implementation costs, is provided principally on the straight-line method for financial reporting purposes over their estimated useful lives: buildings, 15 to 40 years; machinery and equipment, three to 10 years; purchased software, two to five years. The carrying value of property, equipment and purchased software is assessed when circumstances indicate that their carrying value may be impaired or not recoverable. The company determines such impairment by measuring undiscounted future cash flows. If an impairment is present, the assets are reported at fair value.

     Beginning in fiscal 1996, the company capitalized certain software implementation costs. Prior to 1996, such costs were not significant. Implementation costs are expensed until the company has determined that the software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

     INCOME TAXES The company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement requires the use of the asset and liability method of accounting for income taxes. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

     SALES, SALES RETURNS AND WARRANTY COSTS Sales are recognized when product is shipped. Provisions for sales returns and warranty costs are recorded at the time of sale based on historical information and current trends.

     FOREIGN CURRENCY The company enters into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect the company from the risk that inventory purchases denominated in foreign currency will be adversely affected by changes in foreign currency rates. All contracts at January 3, 1998, mature within one year and are held for purposes other than trading. The amount of contracts outstanding at January 3, 1998, and December 28, 1996, were $2.4 and $4 million, respectively. The company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts. Jostens does not anticipate nonperformance by any of these counterparties. The amount of this credit exposure is generally limited to unrealized gains on the contracts. At January 3, 1998, and December 28, 1996, there were no material unrealized gains or losses on outstanding foreign currency forward contracts.

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

     EARNINGS PER COMMON SHARE The company adopted SFAS No. 128, Earnings Per Share, in the fourth quarter of calendar 1997. Adopting this statement resulted in disclosure of both "basic" and "diluted" earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the average number of common shares outstanding, including the dilutive effects of options, restricted stock and contingently issuable shares. Unless otherwise noted, references are to basic earnings per share. The adoption of SFAS No. 128 did not have a material impact on earnings per share, as indicated below:

                        Year ended Jan. 3, 1998        Year ended Dec. 28, 1996      Six-months ended Dec. 28, 1996
                       ----------------------------   ---------------------------   --------------------------------
In thousands, except                      Per-share                      Per-share                     Per-share
 per-share data         Income    Shares   amount     Income    Shares    amount    Income    Shares    amount
 -------------------------------------------------------------------------------------------------------------------
Basic EPS
Net income (loss)      $57,183   38,773   $1.47       $36,336  38,639     $0.94     $(803)   38,647     $(0.02)
--------------------------------------------------------------------------------------------------------------------
Effect of
  dilutive securities
Options                             196                           133                            90
Awards                               --                            43                            26
--------------------------------------------------------------------------------------------------------------------
Diluted EPS
Net income (loss)      $57,183   38,969   $1.47       $36,336  38,815     $0.94     $(803)   38,763     $(0.02)
====================================================================================================================


                                                       Year ended June 30, 1996        Year ended June 30, 1995
                                                      ---------------------------   ---------------------------------
                                                                        Per-share                     Per-share
In thousands, except per-share data                   Income    Shares    amount    Income    Shares    amount
--------------------------------------------------------------------------------------------------------------------
Basic EPS
Income                                                $51,625   40,157  $1.29       $50,368   45,492  $1.11
--------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities
Options                                                            153                            96
Awards                                                              27
--------------------------------------------------------------------------------------------------------------------
Diluted EPS
Net income                                            $51,625   40,337  $1.28       $50,368   45,588  $1.10
====================================================================================================================

An insignificant number of restricted shares and stock options were excluded from the weighted average shares outstanding because they would have an anti-dilutive effect.

     POSTEMPLOYMENT BENEFITS In the first quarter of fiscal 1995, the company adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits. Adopting this statement resulted in a $1.1 million ($600,000 after tax) charge to operations.

     NEW ACCOUNTING STANDARDS In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosure about Segment of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and presenting comprehensive income and its components. SFAS No. 131 establishes standards for defining operating segments and reporting certain information regarding operating segments. The company does not believe that either statement will have a material impact on the financial statements since both standards are for informational purposes only. If the company determines that it has a reporting obligation under either new standard, the necessary information will be disclosed as part of the company's financial reporting when effective.

     RECLASSIFICATION Certain balances at December 28, 1996, and June 30, 1996 and 1995, have been reclassified to conform to the January 3, 1998, presentation.

BORROWINGS

     The company has a $180 million, five-year bank credit agreement that expires in December 2000. Credit available under the agreement is reduced by commercial paper borrowings outstanding. Annual fees and interest on borrowings are based on the company's commercial paper rating. Annual fees range from 0.075 percent to 0.15 percent of the commitment. Under the restrictive covenants of the agreement, the company must maintain a defined minimum interest coverage ratio and a maximum leverage ratio. At January 3, 1998, $130 million was available under the bank credit agreement.

Amounts related to the company's commercial paper program follow:

                                             Years ended (unaudited)       Six months ended   Year ended
Dollars in millions                        January 3,    December 28,          June 30,        June 30,
                                             1998           1996                1996             1996
---------------------------------------------------------------------------------------------------------
Balance at end of period                   $  50            $90.9              $90.9            $27.6
Weighted average interest rate               6.2%             5.9%               6.0%             5.6%
Maximum outstanding during the period      $ 143            $ 164              $ 164            $ 127
Average borrowing level during the period  $94.4            $90.8              $ 109            $68.4


     Commercial paper outstanding is due within 90 days and is included in notes payable in the consolidated balance sheets.

     In addition, the company had available at January 3, 1998, unsecured demand facilities with three banks totaling $84.6 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing.

     In October 1997, the company entered into a 12-month interest rate swap agreement that commenced on December 29, 1997, as a means of managing its interest rate risk. Under the terms of the agreement, the company pays interest at a rate of 5.89 percent and receives interest weekly at a floating rate equal to the seven-day U.S. commercial paper rate, without the exchange of the underlying notional amount upon which the payments are based. The notional amount of the agreement changes weekly based on the company's planned borrowing needs and ranges from $35 million to $85 million. The difference to be paid or received from counterparties as interest rates change will be included in other liabilities or assets, with the corresponding amount accrued and recognized as an adjustment of interest expense related to the debt. There were no material interest rate differences as of January 3, 1998.

     The fair values of swap agreements are not recognized in the financial statements. Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. If a designated debt obligation is extinguished early, any realized or unrealized gain or loss from the swap agreement would be recognized in income during the same period as the debt extinguishment.

INCOME TAXES

Income (loss) from continuing operations before taxes, discontinued operations and changes in accounting principle are as follows:

                                   Year ended      Six months ended               Years ended
Dollars in thousands            January 3, 1998   December 28, 1996     June 30, 1996   June 30, 1995
-----------------------------------------------------------------------------------------------------
Domestic                            $88,275          $(3,585)             $82,818         $87,009
Foreign                               5,108             3,611               4,661           6,884
                                    -----------------------------------------------------------------
                                    $93,383          $    26              $87,479         $93,893
                                    =================================================================

The components of the provision for income taxes attributable to earnings from continuing operations are as follows:


                         Year ended      Six months ended               Years ended
Dollars in thousands  January 3, 1998   December 28, 1996     June 30, 1996   June 30, 1995
-------------------------------------------------------------------------------------------
Federal                   $30,227          $(6,943)             $21,425         $23,272
State                       6,864             (101)               5,385           5,198
Foreign                     2,512              948                2,041           3,518
                          -----------------------------------------------------------------
                           39,603           (6,096)              28,851          31,988
Deferred                   (3,403)           6,925                7,003           6,039
                          -----------------------------------------------------------------
                          $36,200          $   829              $35,854         $38,027
                          =================================================================

The following summarizes the differences between income taxes computed at the U.S. statutory rate and income tax expense from continuing operations for financial reporting purposes:


                                   Year ended      Six months ended               Years ended
Dollars in thousands            January 3, 1998   December 28, 1996     June 30, 1996   June 30, 1995
-----------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate          $32,684          $  9                 $30,618        $32,862
State income taxes, net of
     federal income tax benefit       4,223           (84)                  4,012           3,682
Reduction in deferred
     tax valuation allowance         (2,030)           --                      --
All other, net                        1,323           904                   1,224           1,483
                                    -----------------------------------------------------------------
                                    $36,200          $829                 $35,854         $38,027
                                    =================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilites and assests as of January 3, 1998, and December 28, 1996, are as follows:

                                                  January 3       December 28
Dollars in thousands                                 1998            1996
------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Tax over book depreciation                         $(3,763)        $(4,507)
Discount on note receivable                             --          (1,920)
Other, net                                          (5,085)         (4,381)
                                                  ----------------------------
DEFERRED TAX LIABILITIES                            (8,848)        (10,808)
                                                  ----------------------------
DEFERRED TAX ASSETS
Reserves not recognized for tax purposes            12,489          14,287
Net operating loss and tax credit
     carryforwards of acquired companies             1,844           3,905
Foreign tax credit carryforwards                     2,915           2,464
Deferred gain on sale of Jostens Learning            5,908           5,908
Other, net                                          11,893           8,015
                                                  ----------------------------
                                                    35,049          34,579
VALUATION ALLOWANCE                                 (2,915)         (4,494)
                                                  ----------------------------
DEFERRED TAX ASSETS                                 32,134          30,085
                                                  ----------------------------
NET DEFERRED TAX ASSET                             $23,286         $19,277
                                                  ============================

     At January 3, 1998, the company had net operating loss carryforwards (NOLs) from business acquisitions of $3.5 million for federal income tax purposes that expire in the years 1998 through 2002. In calendar 1997, the company reduced the valuation reserve for certain of these NOLs related to the Photography business. The company has initiated plans to consolidate two of its legal entities, which management believes will allow the company to utilize the previously reserved NOLs. The company also has research and experimentation and foreign tax credit carryforwards of $3.5 million that expire in 1998 through 2002. The foreign tax credits of $2.9 million and $2.5 million at January 3, 1998, and December 28, 1996, respectively, have been fully reserved.

BENEFIT PLANS
The company's noncontributory pension plans cover substantially all employees. The defined benefits provided under the plans are based on years of service and/or compensation levels. Annually, the company funds the actuarially determined costs of these plans, including the amortization of prior service costs over 30 years. Service cost represents the present value of the increase in future benefits resulting from current-year service. The projected benefit obligation is the present value of benefits, assuming future compensation levels, for services rendered to date.

The components of pension expense follow:

                           Year ended     Six months ended             Years ended
Dollars in thousands     January 3, 1998  December 28, 1996   June 30, 1996   June 30, 1995
--------------------------------------------------------------------------------------------
Service cost              $ 3,988            $1,899               $3,459         $3,366
Interest on projected
     benefit obligation     8,346             4,061                7,737          7,447
Return on assets:
        Actual gain       (39,899)           (5,910)             (28,589)        (7,556)
        Deferred           28,246               479               18,830           (262)
Amortization                   (7)               28                  137            243
                         --------------------------------------------------------------
PENSION COST             $    674              $557               $1,574         $3,238
                         ==============================================================

The funded status of the company's pension plans based on valuations as of September 30 for each year follows:

                                                January 3, 1998
                                  -------------------------------------------
                                  Plans whose assets     Plans whose accrued
                                        exceed               benefits
                                     accrued benefits       exceed assets
                                  -------------------------------------------
Vested benefit obligation                $ 86,878             $16,976
Accumulated benefit obligation             90,754              17,736
Projected benefit obligation               98,819              18,851
Fair value of plan assets                 167,246                  --
-----------------------------------------------------------------------------
Plan assets in excess of (less than)
     projected benefit obligation          68,427             (18,851)
Unrecognized net (gain) loss              (52,100)              2,507
Unrecognized prior service cost             9,041               1,328
Unrecognized net (asset) obligation
     at transition                         (5,169)                 96
Adjustment required to recognize
     miniumum liability                        --              (3,059)
-----------------------------------------------------------------------------
NET PENSION ASSET (LIABILITY) IN
     CONSOLIDATED BALANCE SHEETS         $ 20,199            $(17,979)
=============================================================================



                                                  December 28, 1996
                                  ---------------------------------------------
                                  Plans whose assets      Plans whose accrued
                                      exceed                    benefits
In thousands                       accrued benefits           exceed assets
                                  ---------------------------------------------
 Vested benefit obligation               $ 81,833           $ 15,710
 Accumulated benefit obligation            85,537             16,435
 Projected benefit obligation              93,270             17,430
 Fair value of plan assets                125,857                 --
-------------------------------------------------------------------------------
 Plan assets in excess of (less than)
     projected benefit obligation          32,587            (17,430)
 Unrecognized net (gain) loss             (22,966)             1,019
 Unrecognized prior service cost            9,132              1,568
 Unrecognized net (asset)
     obligation at transition              (6,078)               110
 Adjustment required to recognize
     miniumum liability                        --             (1,767)
-------------------------------------------------------------------------------
 NET PENSION ASSET (LIABILITY) IN
     CONSOLIDATED BALANCE SHEETS         $ 12,675           $(16,500)
===============================================================================

Plan assets consist primarily of corporate equity as well as corporate and U.S. government debt and real estate. Corporate equity investments include the fair value of the company's common stock of $5.3 million at January 3, 1998, and $4.5 million at December 28, 1996.

The assumptions used in determining the components of pension expense and the funded status follow:

                                        Year Ended      Six Months Ended                 Years Ended
                                     January 3, 1998    December 28, 1996   June 30, 1996   June 30, 1995
----------------------------------------------------------------------------------------------------------
Weighted average discount rates             7.75%           7.75%              7.75%           8.00%
Rates of increase in compensation           5.00%           5.00%              5.00%           5.00%
Expected rate of return on assets          10.00%          10.00%             10.00%           8.75%


The company's retirement savings plan, which covers substantially all nonunion employees, provides for a matching contribution by the company on amounts, limited to 6 percent of compensation, contributed by employees. The company's contribution, in the form of Jostens common shares purchased in the open market, was $2.3 million for the year ended January 3, 1998, $1.1 million for the six-month period ended December 28, 1996, and $2.4 million for each of the two fiscal years ended June 30, 1996 and 1995, representing 50 percent of eligible employee contributions.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Jostens provides medical insurance benefits for substantially all retirees. Employees who retired before June 30, 1993, pay medical contributions at an amount either frozen at retirement or at a fixed percentage of the plan costs prior to age 65. Employees retiring after that date receive a fixed-dollar contribution toward coverage prior to age 65. The fixed-dollar contribution is based on vested service at retirement and is not projected to increase in the future. Postretirement benefit expense was $323,000 for the year ended January 3, 1998, $154,000 for the six months ended December 28, 1996, and $481,000 and $60,000 for the fiscal years ended June 30, 1996 and 1995, respectively.

     The accumulated postretirement benefit obligation, based on valuations as of September 30, as of January 3, 1998, and December 28, 1996, are $6.9 million and $7.1 million, respectively.

     The assumptions used in determining the benefit obligation in the year ended January 3, 1998, included a medical plan cost trend rate of 9 percent, declining to 6 percent in 2002, and a weighted average discount rate of 7.75 percent. Assumptions used in the six-month period ended December 28, 1996, included a medical plan cost trend rate of 10 percent, declining to 6 percent in 2002, and a weighted average discount rate of 7.75 percent. Fiscal 1996 assumptions included a medical plan cost trend rate of 12 percent, declining to 6 percent in the year 2002, and weighted average discount rate of 7.75 percent. Fiscal 1995 assumptions included a medical plan cost trend rate of 13.4 percent, declining to 7.9 percent in 2000, and a weighted average discount rate of 8 percent. A one-percentage-point increase in the assumed health care cost trend rates for each future year increases the accumulated postretirement benefit obligation for health care benefits by approximately $279,000, with minimal impact on interest cost and no impact on service cost since benefits for future retirees are defined-dollar benefits unrelated to health care benefits. Unrecognized net gains or losses in excess of 10 percent of the accumulated postretirement benefit obligation are amortized over the average remaining service period of active plan participants.

COMMITMENTS AND CONTINGENCIES

     GOLD FORWARD CONTRACTS. Jostens has forward contracts of $11.4 million for commitments to purchase gold that mature at various times in 1998.

     LITIGATION Jostens is a party to litigation arising in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes the effect on the company's results of operations and financial position, if any, for the disposition of these matters will not be material.

     ENVIRONMENTAL As part of its environmental management program, the company is involved in various environmental improvement activities. As sites are identified and assessed in this program, the company determines potential environmental liability. Factors considered in assessing liability include, among others, the following: whether the company had been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of January 3, 1998, the company had identified three sites requiring further investigation. However, the company has not been designated as a potentially responsible party at any site.

     During the six-month period ending December 28, 1996, the company adopted Statement of Position (SOP) 96-1, Environmental Remediation Liabilities. Under SOP 96-1, the company is required to assess the likelihood that an environmental liability has been incurred and to accrue for the best estimate of any loss where the likelihood of incurrence is assessed as probable and the amount can be reasonably estimated. Management has assessed the likelihood that a loss has been incurred at its sites as probable and, based on findings included in remediation reports, estimates the potential loss to range from $1 million to $9 million; $6.6 million had been accrued. As of January 3, 1998, the company had made payments of $1.3 million, bringing the reserve balance to $5.3 million. The current portion of the reserve ($1.3 million) is included with "other accrued liabilities" on the consolidated balance sheets, while the long-term portion ($4 million) is included with "other noncurrent liabilities."

     While Jostens may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of January 3, 1998.

     SALES FORCE For sales representatives' who serve the college market in the Jewelry and Graduation Products businesses, the company changed their contract status from independent sales representatives to company employees effective July 1, 1997. The change from independent representatives to employees was made to better enable the company to address market needs and strengthen its position in the market.

     These representatives previous contracts called for a transition commission, which historically was paid by the new sales representatives who assumed responsibility for the accounts of the outgoing representative, with the company acting as a collection agent. College sales representatives who elected to become Jostens employees forfeited their right to the transition commission in exchange for participation in a newly created severance plan and other employee benefit programs. As a result, the company will recognize approximately $4 million of severance costs ratably over these representatives' estimated average remaining service period of five years. As of January 3, 1998, the company had recognized $358,000 of these severance costs. Representatives who elected not to become employees will receive estimated future transition payments from the company of $5.5 million in exchange for helping to transition and retain existing business and for signing agreements not to compete. These costs will be recognized as a charge to operations ratably over the individual noncompete periods, generally three years. As of January 3, 1998, the company had recognized $763,000 of these costs associated with nonemployee representatives.

ACQUISITION

     The company purchased the Gold Lance class ring brand from Town & Country Corporation for $9.5 million in cash on July 31, 1997. Under the terms of the agreement, the company purchased the Gold Lance name, accounts and notes receivable, and tooling. The company also incurred $383,000 of direct, acquisition-related costs, which were capitalized as part of the purchase price. The acquisition was recorded using the purchase method of accounting, which resulted in the recording of $5.9 million of goodwill that is being amortized over 10 years.

SHAREHOLDERS' INVESTMENT

     SHARE REPURCHASES In July 1997, the Board of Directors authorized the repurchase of up to $100 million in shares of the company's common stock. Under the authorization, shares may be repurchased periodically in the open market and through privately negotiated transactions. The repurchase is to be funded from the company's cash and short-term investment balance, as well as short-term borrowings. As of January 3, 1998, the company had repurchased $20 million in common shares. In September 1995, the company repurchased 7,011,108 shares of its common stock, the maximum number of shares allowable for purchase, for $169.3 million through a Modified Dutch Auction tender offer. The repurchase was funded from the company's cash and short-term investment balance, and short-term borrowings.

     STOCK OPTIONS AND RESTRICTED STOCK Under stock option plans, the company has granted to key employees options to purchase Jostens common shares at 100 percent of the market price on the dates the options are granted. One plan also provides for increases in the number of shares available for future grants equal to 1 percent of the outstanding common shares on July 1 of each year through 2002. The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options and long-term management incentive plans, which are described below. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for the company's stock option and long-term management incentive plans been determined based on fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the company's net income and earnings per share would have been affected as indicated by the pro-forma amounts indicated below.

                                         Six Months
                         Year Ended        Ended        Year Ended
 Dollars in thousands,    January 3      December 28      June 30
 except per-share data     1998            1996            1996
--------------------------------------------------------------------
 Net income (loss)
         As reported     $57,183          $ (803)          $51,625
         Pro forma       $56,800          $ (905)          $51,500
--------------------------------------------------------------------
 Basic earnings per share
         As reported     $  1.47          $(0.02)          $  1.29
         Pro forma       $  1.46          $(0.02)          $  1.28
--------------------------------------------------------------------
 Diluted earnings per share
         As reported     $  1.47          $(0.02)          $  1.28
         Pro forma       $  1.46          $(0.02)          $  1.28
--------------------------------------------------------------------

     The pro-forma amounts indicated above reflect the amortization to expense the estimated fair value of the stock awards over the awards' vesting period. The effects of applying the fair value method of measuring compensation expense for the year ended January 3, 1998, the six months ended December 28, 1996, and fiscal 1996 are not likely to be representative of the effects for future years, in part because the fair value method was applied only to stock options granted after June 30, 1995.

     The weighted average fair values of options granted in the year ended January 3, 1998, the six-month period ended December 28, 1996, and fiscal 1996 are $4.44, $3.01 and $4.18 per option, respectively. The company used weighted average assumptions in the Black-Scholes option pricing model in estimating the fair value of stock options at the date of grant, as shown in the chart on the right:

                                              Six Months
                            Year Ended          Ended         Year Ended
                            January 3         December 28      June 30
                              1998               1996            1996
-------------------------------------------------------------------------
Risk-free interest rate       5.4%               6.2%            6.2%
Dividend yield                3.6%               4.7%            3.9%
Volatility factor of the
   expected market price
   of the company's common
   stock                       22%                20%             20%
Expected life of the
   award (years)              4.7                5.2             5.2
-------------------------------------------------------------------------

Following is a summary of stock option activity:

                               Year ended            Six-months ended          Year ended               Year ended
                             January 3, 1998         December 28, 1996        June 30, 1996            June 30, 1995
                        ------------------------  ----------------------- ------------------------  ------------------------
In thousands,                   Weighted-average         Weighted-average        Weighted-average          Weighted-average
 except dollar amounts   Shares  exercise price   Shares  exercise price  Shares  exercise price    Shares  exercise price
----------------------------------------------------------------------------------------------------------------------------
Outstanding--
  beginning of year       2,882     $22.13        2,751       $22.38      2,971     $22.39          2,400      $24.96
Granted                     496     $24.69          192       $18.66        278     $22.61            822      $18.28
Exercised                  (581)    $25.05          (26)      $19.32       (163)    $17.53            (28)     $11.78
Forfeited                  (582)    $25.14          (35)      $24.95       (335)    $25.04           (223)     $23.94
----------------------------------------------------------------------------------------------------------------------------
Outstanding--
  end of year             2,215     $22.31        2,882       $22.13      2,751     $22.38          2,971      $22.39
Exercisable at
  end of year               969     $23.79        1,573       $24.73      1,491     $24.87          1,576      $24.77
Reserved for issuance     4,272                   4,448                   4,098                     3,849
Available for
  future grants           1,966                   1,511                   1,292                       775
----------------------------------------------------------------------------------------------------------------------------

At January 3, 1998, the range of exercise prices on outstanding options are as follows:

                                           Options outstanding                                   Options exercisable
                    ----------------------------------------------------------------   -------------------------------------
Range of            Number outstanding      Weighted average        Weighted average   Number exercisable   Weighted average
exercise prices      (in thousands)      remaining life (in years)   exercise price     (in thousands)       exercise price
----------------------------------------------------------------------------------------------------------------------------
$16.56--$20.00            1,063                   6.6                   $18.22             415                   $18.12
$20.01--$25.00              819                   8.1                   $24.21             221                   $24.07
$25.01--$30.00              122                   3.0                   $26.16             122                   $26.16
$30.01--$34.19              211                   3.7                   $33.26             211                   $33.26
-----------------------------------------------------------------------------------------------------------------------------
                          2,215                   6.7                   $22.31             969                   $23.79
-----------------------------------------------------------------------------------------------------------------------------

     In fiscal 1995, certain members of the Jostens senior management team were granted performance share units as part of a long-term management incentive plan. Performance share units were tied directly to attaining specific financial performance targets. Performance units that were awarded were converted into a restricted stock award, which was subject to transfer and vesting restrictions based upon continuous employment of the recipient. In addition, holders of restricted shares had voting, liquidation and other rights with respect to these shares and received dividends paid on common stock. A portion of these performance share units were to be converted into restricted shares in each of fiscal years 1995 and 1996 and the year ended January 3, 1998, contingent upon achieving the financial performance targets established under the plan. Performance share unit and restricted share activity under this plan are summarized as follows:

                                        Performance     Restricted
In thousands                            Share Units       Shares
-------------------------------------------------------------------
BALANCES, JUNE 30, 1994                      --              --
-------------------------------------------------------------------
Granted                                 171,573              --
Converted                               (53,290)         53,290
-------------------------------------------------------------------
BALANCES, JUNE 30, 1995                 118,283          53,290
-------------------------------------------------------------------
Granted                                  13,807              --
Canceled                                (77,144)             --
Redeemed                                     --          (5,141)
-------------------------------------------------------------------
BALANCES, JUNE 30, 1996                  54,946          48,149
-------------------------------------------------------------------
Canceled                                 (5,333)             --
-------------------------------------------------------------------
BALANCES, DECEMBER 28, 1996              49,613          48,149
-------------------------------------------------------------------
Canceled                                (49,613)             --
Lapse of restriction                         --          48,149
-------------------------------------------------------------------
BALANCES, JANUARY 3, 1998                    --              --
===================================================================

     In fiscal 1995, restricted shares were awarded under this plan as a result of achieving 1995 performance share unit targets, resulting in $1.2 million in expense in fiscal 1995. The company did not achieve the fiscal 1996 and calendar 1997 financial targets. As a result, the remaining outstanding performance share units under this plan were canceled. In addition, certain participating employees terminated their employment with the company in fiscal 1996, resulting in the cancellation of additional performance share units and the redemption of previously issued restricted shares.

     In July 1997, a new management incentive plan was approved. Under the plan, certain members of the senior management team will receive the market value of up to 56,400 shares of Jostens common stock upon achieving specific financial targets for the year ending January 2, 1999. If all or part of the award is earned, participants will be paid 50 percent of the value of the award in cash and 50 percent in unrestricted common stock of the company.

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

     Income from continuing operations by business segment is defined as sales less operating costs and expenses. Income and expense not allocated to business segments include investment income, interest expense and certain corporate administrative costs.

     Identifiable assets are assets used exclusively in the operations of each business segment and are reflected after eliminating intercompany balances. Corporate assets principally comprise cash, short-term investments, deferred income tax assets, notes receivable and certain property and equipment.

Financial information by reportable business segment is included in the following summary:

                                    Years ended                                   Years ended June 30
                        -----------------------------------                       -------------------
                        January 3, 1998   December 28, 1996    Six months ended
Dollars in thousands                          (unaudited)     December 28, 1996      1996      1995
-----------------------------------------------------------------------------------------------------
NET SALES
School Products             $638,828         $607,411             $236,042         $594,941  $565,033
Recognition                  103,651          101,323               41,076          100,208   100,066
-----------------------------------------------------------------------------------------------------
CONSOLIDATED                $742,479         $708,734             $277,118         $695,149  $665,099
=====================================================================================================
INCOME FROM CONTINUING OPERATIONS
-----------------------------------------------------------------------------------------------------
School Products             $107,534         $ 85,334             $ 20,632         $107,648  $107,071
Recognition                    8,916            3,048               (4,403)           9,468     4,727
Corporate items
  and eliminations           (16,788)         (16,456)             (12,077)         (22,314)  (17,180)
-----------------------------------------------------------------------------------------------------
Consolidated                  99,662           71,926                4,152           94,802    94,618
Net interest expense          (6,279)          (8,973)              (4,126)          (7,323)     (725)
------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES       $93,383          $62,953             $     26         $ 87,479  $ 93,893
======================================================================================================


                                   Years ended                                        Years ended
                        -----------------------------------                       -------------------
                        January 3, 1998   December 28, 1996    Six months ended
Dollars in thousands                          (unaudited)     December 28, 1996      1996      1995
-----------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
School Products             $280,177         $265,970             $265,970         $253,736  $236,424
Recognition                   43,080           42,905               42,905           46,960    45,177
Discontinued operations                            --                   --               --     6,165
Corporate items and
  eliminations               67,473            74,972               74,972           83,278   260,202
-----------------------------------------------------------------------------------------------------
CONSOLIDATED                $390,730         $383,847             $383,847         $383,974  $547,968
=====================================================================================================
DEPRECIATION AND AMORTIZATION
School Products             $ 16,220         $ 12,616             $  7,085         $ 11,395  $ 10,951
Recognition                    3,002            2,426                1,409            2,056     2,111
Discontinued operations                                                 --               --    13,179
Corporate items                2,920            2,646                1,440            3,106     2,098
-----------------------------------------------------------------------------------------------------
CONSOLIDATED                $ 22,142         $ 17,688             $  9,934         $ 16,557  $ 28,339
=====================================================================================================
CAPITAL EXPENDITURES
School Products             $ 14,774         $ 13,758             $  7,691         $ 12,948  $  8,540
Recognition                    2,036            1,732                1,434              463     1,369
Discontinued operations                                                 --               --     2,559
Corporate items                7,571            1,374                  773            1,960     6,674
-----------------------------------------------------------------------------------------------------
CONSOLIDATED                $ 24,381         $ 16,864             $  9,898         $ 15,371  $ 19,142
=====================================================================================================


     In the year ended January 3, 1998, gold inventory quantities were reduced, which caused a liquidation of LIFO inventory values. The liquidation increased net income by $6.8 million (10 cents per share). Income from continuing operations for the year ended December 28, 1996, includes an additional $16.9 million (26 cents per share) in cost of products sold for School Products related to the new inventory cost accounting system, as well as $6 million (9 cents per share) in environmental charges to cover a continued environmental investigation and cleanup at a Recognition plant.

DISCONTINUED OPERATIONS

     In June 1995, the company sold its JLC curriculum software subsidiary to a group led by Bain Capital, Inc. for $50 million in cash; a $36 million unsecured, subordinated note maturing in eight years with a stated interest rate of 11 percent; and a separate $4 million note with a stated interest rate of 8.3 percent convertible into 19 percent of the equity of Jostens Learning, subject to dilution in certain events. The notes were recorded at fair value, using an estimated 20 percent discount rate on the $36 million note, resulting in a discount of $9.9 million.

     As part of the JLC sale, the company also agreed to pay $13 million over two years to fund certain JLC existing liabilities. As of January 3, 1998, the entire $13 million was paid.

     In October 1995, the company sold its Wicat Systems business to Wicat Acquisition Corp., a private investment group. Wicat Systems was the small, computer-based aviation training subsidiary of JLC that was retained in the sale of JLC but held for sale. The company received $1.5 million in cash plus a promissory note for approximately $150,000 from the sale. The company treated Wicat Systems as a discontinued operation in June 1995, pending the sale of the business.

     A transaction gain of $11.1 million ($5.8 million after

tax) was originally recorded at the time of the JLC sale and deferred in accordance with the SEC Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. In October 1995, the deferred gain increased to $17.2 million ($9.7 million after tax) as a result of the sale of Wicat ($5.3 million) and some accrual settlements ($800,000).

     In conjunction with its efforts to raise additional equity capital for ongoing cash requirements, JLC requested that the company restructure its interests in JLC. In November 1996, the company restructured terms of its $36 million, unsecured, subordinated note from JLC in conjunction with a third-party equity infusion into JLC. Terms of the restructuring resulted in the exchange of the $36 million unsecured, subordinated note and accrued interest for a new $57.2 million unsecured, subordinated note maturing June 29, 2003, with a stated interest rate of 6 percent and rights to early redemption discounts. The early redemption discounts, exercisable only in whole at JLC's option, adjust periodically and range from a 60 percent discount on the face value if redeemed by December 31, 1998, to 40 percent if redeemed by March 31, 2003. The new note was recorded at fair value using an estimated 20 percent discount rate on the $57.2 million note, resulting in a discount of $35.1 million. The restructuring had no impact on the net carrying value of Jostens investment in JLC, since the $4 million reduction in the note receivables carrying value was offset by a corresponding reduction in the deferred gain to $13.2 million ($7.3 million after tax).

     The adjusted $13.2 million gain and interest on the notes receivable will be deferred until cash flows from the operating activities of JLC are sufficient to fund debt service, dividend or any other covenant requirements. The deferred gain is presented in the condensed consolidated balance sheets as an offset to notes receivable. The notes receivable balance represents amounts owed by JLC related to the sale of JLC net of a $35.1 million discount and the deferred gain. Despite the equity infusion and restructuring of Jostens' interests in JLC, there is no guarantee that JLC will be able to repay the note. JLC has incurred losses in 1997, 1996 and 1995; however, the company believes the carrying value is not impaired, based on current facts and circumstances.

     Significant accounting policies relevant to discountinued operations included those related to capitalization of software development costs and software revenue recognition. JLC capitalized software development costs when the project reached technological feasibility and ceased capitalization when the product was ready for release. Research and development costs related to software and development that had not reached technological feasibility were expensed as incurred. Software development costs were amortized on the straight-line method over a maximum of five years or the expected life of the product, provided that no significant vendor or post-contract obligations remained outstanding and collection of the resulting receivable was deemed probable. Revenue generated from service contracts and post-contract customer support on software was recognized ratably over the period of the contract. The revenue recognition for instruction and user training was part of the service contract recognized ratably over the life of the contract. For insignificant vendor and post-contract obligations remaining at the time of shipment, the company's policy was to accrue all such obligations.

     Revenue and income data related to discontinued operations is as follows:

               JLC / Wicat Systems     Year ended June 30
               Dollars in thousands          1995
               ------------------------------------------
               Revenue                      $108.6
               Income tax benefit              2.5
               Loss from operations         $  4.9

PLANT CONSOLIDATION

     In March 1997, the company announced it would close its Porterville, Calif., graduation announcement facility and transfer all operations to the company's announcement plant in Shelbyville, Tenn. As a result, the company recorded a pre-tax charge to operations of $3 million in the first quarter of 1997, primarily to accrue for severance and other employee-related costs, generally expected to be incurred over the following 12 months. As of January 3, 1998, the accrual decreased by $2.6 million due to incurred costs of $2.2 million and revisions to the initial estimate of $438,000.

UNAUDITED QUARTERLY FINANCIAL DATA JOSTENS INC. AND SUBSIDIARIES

YEAR ENDED JANUARY 3, 1998

                                                                                                                   Total
Dollars in thousands, except per-share data               First       Second       Third           Fourth           year
--------------------------------------------------------------------------------------------------------------------------
Net sales                                               $150,437      $297,316     $109,079       $185,647        $742,479
Gross margin                                            $ 86,041      $151,025     $ 45,671       $108,452        $391,189
Income from continuing operations                       $  9,954      $ 38,323     $ (6,187)      $ 15,093        $ 57,183
Net income                                              $  9,954      $ 38,323     $ (6,187)      $ 15,093        $ 57,183
Earnings per share (1): basic                           $   0.26      $   0.99     $  (0.16)      $   0.39        $   1.47
                        diluted                         $   0.26      $   0.98     $  (0.16)      $   0.39        $   1.47
Stock price:            high                            $     22 7/8  $     26 7/8 $     28 13/16 $     27 15/16  $     28 13/16
                        low                             $     20      $     21 5/8 $     23 1/4   $     22 3/16   $     20
Dividends per share                                     $   0.22      $   0.22     $   0.22       $   0.22        $   0.88


YEAR ENDED DECEMBER 28, 1996
                                                                                                                  Total
Dollars in thousands, except per-share data               First       Second       Third           Fourth          year
--------------------------------------------------------------------------------------------------------------------------
Net sales                                               $141,863      $289,753     $105,399       $171,719        $708,734
Gross margin (2)                                        $ 81,347      $137,824     $ 44,552       $ 91,073        $354,796
Income from continuing operations                       $  6,773      $ 30,366     $ (5,027)      $  4,224        $ 36,336
Net Income                                              $  6,773      $ 30,366     $ (5,027)      $  4,224        $ 36,336
Earnings per share (1): basic                           $   0.18      $   0.79     $  (0.13)      $   0.11        $   0.94
                        diluted                         $   0.17      $   0.78     $  (0.13)      $   0.11        $   0.94
Stock price:            high                            $     24 3/8  $     22 7/8 $     20 7/8   $     22 1/4    $     24 3/8
                        low                             $     21 3/4  $     19 5/8 $     17 1/4   $     19 5/8    $     17 1/4
Dividends per share (3)                                 $   0.22      $   0.22     $     --       $   0.22        $   0.66
==========================================================================================================================

(1) Amounts may not total to the annual earnings per share because each quarter and the year are calculated separately based on average outstanding shares and common share equivalents during that period.

(2) The implementation of the new
inventory cost accounting system in July 1996 had the effect of increasing cost of products sold $16.9 million for calendar 1996.

(3) No cash dividend was declared in the third quarter due to the timing of the delcarations. The third quarter dividend of 22 cents per share was declared in the fourth quarter of calendar year 1996. The fourth quarter dividend of 22 cents per share was declared in January 1997.

SIX-YEAR FINANCIAL SUMMARY
JOSTENS INC. AND SUBSIDIARIES

                                                     Six months
                                      Year ended       ended       Year ended   Year ended    Year ended   Year ended   Year ended
                                      January 3      December 28    June 30      June 30       June 30      June 30      June 30
In millions, except per-share data      1998            1996          1996        1995           1994        1993          1992
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Net sales                               $742.5          $277.1        $695.1      $665.1         $649.9      $634.8        $639.2
Cost of products sold                    351.3           141.5         332.2       313.7          313.8       310.4         314.0
Net interest expense                       6.3             4.1           7.3         0.7            5.0         5.7           8.7
Income taxes                              36.2             0.8          35.9        38.0           20.5        10.7          29.8
Income (loss)  -- continuing operations   57.2            (0.8)         51.6        55.9           28.0         8.5          45.2
Return on sales -- continuing operations   7.7%           (0.3%)         7.4%        8.4%           4.3%        1.3%          7.1%
Net income (loss)                         57.2            (0.8)         51.6        50.4          (16.2)      (12.7)         59.2
Return on investment                      47.7%           (0.7%)        26.3%       19.1%          (5.7%)      (3.7%)        16.9%
-------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Current assets                          $252.5          $257.5        $251.3      $402.4         $396.1      $401.6        $436.3
Working capital                            6.3            11.8           8.9       206.3          172.7       185.3         232.2
Current ratio                              1.0             1.0           1.0         2.1            1.8         1.9           2.2
Property and equipment, net               74.1            67.6          67.0        67.8           75.8        88.9          89.2
Total assets                             390.7           383.8         384.0       548.0          569.8       613.5         643.3
Notes payable                             50.0            90.9          27.6
Long-term debt, including
   current maturities                      3.6             3.9          53.9        54.3            54.8       55.3          79.4
Shareholders investment                  127.1           112.6         121.8       270.6           256.6      315.7         364.7
-------------------------------------------------------------------------------------------------------------------

COMMON SHARE DATA
Basic EPS -- continuing operations      $ 1.47          $(0.02)       $ 1.29      $ 1.23         $  0.61     $ 0.19        $ 1.00
Basic EPS -- net income (loss)            1.47           (0.02)         1.29        1.11           (0.36)     (0.28)         1.32
Diluted EPS -- continuing operations      1.47           (0.02)         1.28        1.22            0.62       0.19          1.09
Diluted EPS -- net income (loss)          1.47           (0.02)         1.28        1.10           (0.36)     (0.28)         1.43
Cash dividends declared                    .88            0.22          0.88        0.88            0.88       0.88          0.84
Book value                                3.31            2.91          3.15        5.95            5.64       6.95          8.10
Common shares outstanding                 38.4            38.7          38.7        45.5            45.5       45.4          45.0
Stock price high                          28 13/16        22 1/4        25 1/8      21 5/8          20 7/8     31 1/4        37 3/8
Stock price low                           20              17 1/4        19 1/2      15 3/4          15 1/8     16 1/2        24 1/8
--------------------------------------------------------------------------------------------------------------------

The financial information above reflects Jostens Learning, Wicat Systems and Sportswear as discontinued operations. Restructuring charges totaling $8.5 million and $40.2 million were recorded in continuing operations and $60.9 million and $25.4 million in discontinued operations in the fourth quarters of fiscal 1994 and 1993, respectively. In fiscal 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts. Net income for fiscal 1993 reflects the cumulative effect of adopting SFAS No. 106 of $6.7 million ($4.2 million after tax, or 9 cents per share). Net income for fiscal 1995 reflects the cumulative effect of adopting SFAS No. 112 of $1.1 million ($600,000 after tax, or 1 cent per share).

CORPORATE INFORMATION

BOARD OF DIRECTORS

LILYAN H. AFFINITO Former Vice Chairman of the Board, President and Chief Operations Officer of Maxxam Group Inc.; Director, Caterpillar Inc., Chrysler Corp., Kmart Corp. (Member, Audit Committee and Compensation Committee)

ROBERT C. BUHRMASTER Chairman of the Board, President and Chief Executive Officer, Jostens Inc.; Director, The Toro Company. (Member, Executive Committee)

JACK W. EUGSTER Chairman of the Board, President and Chief Executive Officer, Musicland Stores Corp.; Director, Damark International Inc., Donaldson Co. Inc., MidAmerican Energy Co., ShopKo Stores Inc. (Member, Audit Committee, Compensation Committee and Executive Committee)

MANNIE L. JACKSON Chairman of the Board, Harlem Globetrotters Inc.; Former Senior Vice President-Corporate Marketing and Administration, Honeywell Inc.; Director, Ashland Inc., Martech Controls-South Africa, Reebok International Ltd., The Stanley Works. (Member, Compensation Committee)

WALKER LEWIS Senior Adviser, SBC Warburg Dillon Read; Chairman of the Board, Devon Value Advisers; Former Chairman of the Board, Strategic Planning Associates; Former President, Avon Products Inc., U.S. Division; Director, American Management Systems, Owens Corning.

KENDRICK B. MELROSE Chairman of the Board and Chief Executive Officer, The Toro Company; Director, Donaldson Company Inc., SurModics Inc., Valspar Corp. (Member, Audit Committee)

RICHARD A. ZONA Vice Chairman-Finance, U.S. Bancorp. (Member, Audit Committee, Compensation Committee, Executive Committee)


MANAGEMENT

ROBERT C. BUHRMASTER, 50, Chairman of the Board, President and Chief Executive Officer, an employee since 1992.

DAVID J. LARKIN, 58, Executive Vice President and Chief Operating Officer, an employee since 1998.

CARL H. BLOWERS, 58, Senior Vice President-Operations, with Jostens since 1996.

WILLIAM N. PRIESMEYER, 53, Senior Vice President and Chief Financial Officer, an employee since 1997.

BRIAN K. BEUTNER, 35, Corporate Secretary, an employee since 1991.

TOM JANS, 49, Vice President and President-Business Recognition, an employee since 1995.

GREG S. LEA, 45, Vice President and General Manager-Colleges and Universities, an employee since 1993.

JOHN MANN, 53, Vice President and General Manager-Scholastic, an employee since 1996.

LEE U. MCGRATH, 41, Vice President-Treasurer, an employee since 1995.

KEVIN M. WHALEN, 38, Vice President-Corporate Communications, an employee since 1993.

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS The annual meeting of shareholders will be held at 10 a.m. Thursday, April 23, 1998, in the Jostens auditorium, 5501 Norman Center Drive, Minneapolis, Minn. All shareholders are invited to attend.

SHAREHOLDER INFORMATION People who want more information about Jostens (such as annual reports, form 10-Q and 10-K reports and automatic dividend reinvestment brochures) or who have questions about stockholdings, dividend checks, transfer requirements and address changes should contact the company's transfer agent and registrar: Norwest Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.
Telephone: (800) 468-9716.

DIVIDEND REINVESTMENT Jostens' automatic dividend reinvestment service is a convenient way for shareholders to increase their investment in the company. About 40 percent of Jostens' registered shareholders use this service, which applies quarterly dividends and optional cash deposits to the purchase of additional Jostens shares. Shareholders interested in this service can obtain a brochure by contacting Norwest Shareowner Services at the address listed above. Stock Exchange Listing Jostens common stock is traded on the New York Stock Exchange under the trading symbol JOS. There were approximately 7,300 shareholders of record as of December 31, 1997.

                               [RECYCLED SYMBOL]
   This report was printed by the Jostens facility in Winston-Salem, N.C., on recycled (and recyclable) paper containing 10% post-consumer waste.

                               [BACKGROUND PHOTO]
Jostens: helping people celebrate important moments that create a lifetime of memories.

                             [BACKGROUND ARTWORK]

                                   celebrate!

                                 [JOSTENS LOGO]

For more information about products and services from Jostens, please contact us.

Jostens Inc.
5501 Norman Center Drive
Minneapolis, Minnesota 55437
Telephone (612) 830-3300
www.jostens.com