Form 10-K, Exhibit 13
period 1999-01-02
JOSTENS INC
filed 1999-03-31
CIK 54050

[picture]
50s male cheerleader

ANNUAL REPORT                       Jostens 98

Jostens provides products and services that help people celebrate achievement,

reward performance, recognize service and commemorate experiences.

We provide these achievement and affiliation products in partner-

ship with the diverse organizations people belong to throughout their lives. As a partner, we are committed to delivering value and quality that exceed the needs of the people and organizations we serve. Jostens is a team of employees and independent business partners. Our aim is to be the world leader in providing achievement and affiliation products and to constantly deliver exceptional performance.

CONTENTS

3  Shareholders Letter
6  Infrastructure
8  Our Market Strength
10 New Products, Services and Channels
12 Performance Improvements
14 Jostens at a Glance
16 Management Discussion and Analysis
24 Consolidated Financial Statements and Notes
44 Corporate Information

Financial Highlights       Jostens Inc. and subsidiaries

                                   [picture]
                                blackboard art

                           [Insert Bar Graph Chart]

Net sales                     Yr  94    649.9
continuing operations             95    665.1
($ in millions)(1)                96    695.1
                                  97    742.5
                                  98    770.9

Earnings per diluted share    Yr  94     0.62
continuing operations             95     1.22
(in $)(1)(2)                      96     1.28
                                  97     1.47
                                  98     1.14

Return on investment          Yr  94     (5.7%)
(in %)(1)                         95     19.1%
                                  96     26.3%
                                  97     47.7%
                                  98     45.1%

                                                                      Years ended
                                                       ======================================
Dollars in millions, except ratio and per-share data    January 2, 1999    January 3, 1998
---------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Net sales                                                    $770.9            $742.5
Income before income taxes                                     83.5              93.4
Net income(2)                                                  41.8              57.2
Return on sales                                                 5.4%              7.7%
---------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                              $(47.2)           $  6.3
Current ratio                                                   0.8               1.0
Total assets                                                  366.2             390.7
Total shareholders' investment                                 58.6             127.1
---------------------------------------------------------------------------------------------
COMMON SHARE DATA
Earnings per share:
      Basic                                                  $ 1.14            $ 1.47
      Diluted                                                  1.14              1.47
Stock price:
      High                                                       26 1/4            28 13/16
      Low                                                        19                20
Cash dividends per share                                       0.88              0.88
=============================================================================================

(1) Sales, EPS and ROI graphs reflect June fiscal year-end results for 1994-1996 and calendar 1997 and 1998 results. In 1996, the company changed its fiscal year end from June 30 to the Saturday closest to December 31, resulting in a six-month transition period from July 1 to December 28, 1996. The 1998 year ended January 2, 1999, and the 1997 year ended January 3, 1998.

(2) Includes a $15.7 million charge (43 cents per share) in the fourth quarter of 1998 for the write-off of Jostens Learning Corp. (JLC) notes receivable and related net deferred tax assets.

                                   (Picture)
                                letter jacket J





A letter from Robert C. Buhrmaster Chairman, President ...

[picture]
Robert C. Buhrmaster Chairman,
President...





                                         ...and Chief Executive Officer.

To our shareholders:                                                          3


On Balance, 1998 was a good year for Jostens. We did what we set out to do: We generated record performance from our largest product lines; we made internal investments necessary to strengthen our infrastructure and establish a foundation to handle more robust growth; we delivered reasonable earnings improvement from our ongoing business; and we utilized our share repurchase program to improve earnings per share.


It was also a year in which our progress was overshadowed by a one-time, noncash charge to write off notes receivable and deferred tax assets related to the 1995 sale of a former subsidiary, Jostens Learning Corp. Our decision to take the charge at year end reflects a conservative stance regarding this investment, which we've now written down to zero. This was unrelated to ongoing business or cash flow performance. Excluding the JLC charge, our business improved nicely over 1997.

     In recent years, we have devoted a great deal of energy to internal improvements -- including systems, business practices and policies, process simplification and a renewed emphasis on the customer. Attention to those areas are central factors in our strategy to build the organization's capability to efficiently handle the growth we see in relevant opportunities available to us.

     I am pleased to report that our infrastructure work peaked in 1998. More importantly, those efforts have led to tangible improvements in several performance measures -- from working capital reductions to gross profit margin gains to unit sales growth.

Performance Recap

     In 1998, we continued to drive significant change while maintaining strong financial fundamentals.

     We reported net income of $41.8 million, or $1.14 per diluted share. Those results include the noncash JLC charge, which reduced net income by $15.7 million, or 43 cents per share. Excluding the JLC charge, we earned $57.5 million, up slightly from 1997.

     Because the JLC charge has no bearing on the past or future performance of our ongoing business, I will focus the rest of my letter on our results excluding the charge.

[picture]                                        IN 1998, WE CONTINUED TO DRIVE
Robert C. Buhrmaster Chairman,
President...
                                                     SIGNIFICANT CHANGE WHILE


                                                        MAINTAINING STRONG


                                                     FINANCIAL FUNDAMENTALS


 ...In 1999, we will devote more time and energy to building our business.


4

     Earnings per share increased 10 cents to $1.57, reflecting the impact of our share repurchase program, which we said we would use to strengthen EPS. Included in the $1.57 were 6 cents of LIFO earnings resulting from a decision to expand our gold consignment program. Excluding that gain and a similar 1997 LIFO gain from gold inventory reductions, our earnings were $1.51 per share, versus $1.37 on a comparable basis in 1997.

     In manufacturing, solid performance in 1998 generated gains that helped offset higher general and administrative spending associated with our internal investments.

     Sales for the year were $771 million, up about 4 percent from 1997. That was below my target for the organization, but the top line was not our primary focus in 1998. Infrastructure was our focus, and we continued our program to strengthen the underpinnings of the company.

Systems

     Our information systems work in 1998 centered on preparing for the year 2000 and beginning a longer-term effort to install integrated systems throughout the company.

     With our year 2000 project, we are both upgrading our current systems and, where upgrades aren't feasible, installing new systems. The upgrade work is well along. We repaired computer code in virtually all relevant systems in 1998, and we are now testing those repairs. In 1999, our activities will include analyzing contingencies and planning to minimize the risk of business interruptions as a result of the year-date change.

     In addition, our core finance functions were the first to receive new systems under our integrated systems program. Additional installations scheduled for 1999 are part of a multi-year effort to modernize our information technology, as well as to ensure year 2000 readiness.

     Our systems work in 1998 represented a major investment of resources. As we complete year 2000 preparations, we will have more flexibility in pacing future investments to upgrade and integrate our information technology.

Manufacturing

     We also continued an initiative begun in 1996 to improve manufacturing performance, with steps that resulted in a $28 million increase in gross profit margin in 1998.

     During the year, we closed our last remaining U.S. photo processing plant. The resulting consolidation of photography production in Winnipeg, Manitoba, went smoothly and successfully. In its first peak season of consolidated operations, Winnipeg met customer quality and delivery requirements and generated solid cost efficiencies.

     In addition, we had strong manufacturing performance in our graduation announcement plant -- the result of a consolidation in 1997 -- and in our yearbook printing facilities, which are benefiting from the use of technology and from a multi-facility management approach. I am also pleased with a growing emphasis on uniform manufacturing and quality processes taking hold across the company.

     Overall, it was a very good year in manufacturing, one of our areas of internal focus. We did not, however, meet our expectations for greater efficiency in Jewelry manufacturing. We have identified the issues and are working to ensure better results in 1999.

Share Repurchase

     To strengthen EPS growth in the face of our internal investments, we repurchased about 3.6 million shares in 1998, exhausting a $100 million repurchase authorization approved by the board in July 1997. We funded most of the program with cash generated by improvements in working capital.

     A new $100 million authorization was approved in December, and we expect to continue repurchasing shares as a tool to improve earnings per share in the short term. That said, the best use of our resources is to grow the company. The first step toward that end has been to build an infrastructure to support higher growth, and much of that work is now behind us.

Key Improvements

     In recent years, we have increased our customer knowledge and used it to improve the appeal of our products and services. As we have applied that learning, our largest product lines -- Printing & Publishing, Jewelry and Graduation Products have generated steadily improving results. In 1998, those three product lines delivered record sales and profit contribution.

     Those results relate directly to new product and service introductions, as well as to updating and extending existing products and services. For example:

     . We improved the Jostens Complete(SM) program and expanded this direct marketing service to 2,000 schools. Through the program, we are making it easier for our customers to do business with us and we are winning more business per customer.

     . We launched a series of new graduation- and yearbook-related products to help students commemorate the millennium. Starting in 1999, we expect to see the results of those offerings, which are in addition to our successful millennium class ring collection introduced in 1996.

     . College sales and profits accelerated in the second half of 1998, reflecting higher-than-historical growth rates as a result of a new market strategy initiated in 1997. We expect continued improvement in the college market for our Jewelry and Graduation product lines in 1999.

     In addition, we organized our leadership team to further develop our school business, to coordinate the development of new business concepts and to develop additional distribution channels, such as electronic commerce and direct marketing, that will complement our sales representative network.

     Today we are devoting more activity than at any other time this decade to testing and introducing new products and services, product extensions and market strategies -- some of which I expect will help our 1999 results. I also expect that level of activity to increase as we move through the year.

1999 Outlook

     Our company is in a great business. We do wonderful things for our customers, helping them celebrate important moments, recognize achievements and build lasting affinity. Because celebration, recognition and affinity are important to everyone, we have plenty of opportunities to expand.

     Our company is working from a position of strength. We are the industry leader in our largest market, with a well-established distribution channel that provides a variety of programs, products and services to high school students, parents and school administrators. We have a strong presence, as well, in the college market, and we are among the leaders in recognition products and programs for businesses.

     Financially, Jostens is healthy. Our income statement and balance sheets are strong, the fundamentals of the business are solid and we generate terrific cash flow. Now, more than ever, we have a strong base on which to build, and in 1999 we will have more expansion activity.

     In 1998, we achieved a good balance between delivering reasonable earnings and other performance improvements and upgrading our infrastructure. That work, undertaken by talented people throughout Jostens, was the means to an end -- building a solid foundation that can support more robust top-line growth.

     In 1999 -- particularly in the second half of the year -- we will devote more time and energy to building our business. It won't be overnight and we'll still be working on our infrastructure, but the changing emphasis should be noticeable.

     I anticipate an exciting year for our company, and I look forward to sharing our progress with you.


/s/ Robert C. Buhrmaster

Robert C. Buhrmaster
Chairman, President and Chief Executive Officer

[picture]
marching band tubas

Integration
[picture]
kid playing
twister

Streamlining
[picture]
waving graduates

Technology

                                --------------
                                INFRASTRUCTURE
                                --------------

Efficiency
[picture]
girl wearing saftey
goggles in shop class

Teamwork
[picture]
2 guys in glasses with rulers

Simplification                      Quality


Manufacturing                       Improvements


                   Systems

                                INFRASTRUCTURE

A multi-year effort to improve the company's infrastructure peaked in 1998. While the work is not yet done, a great deal of improvements have been made - improvements that have started making a positive impact on our performance.

Systems

     In 1998, we devoted a great deal of resources to information technology, primarily to prepare Jostens to meet the year 2000 (Y2K) computer-bug challenge.

     A detailed project and systems plan developed in 1997 was implemented in 1998. Our Y2K readiness plan includes upgrading many of our current systems. Where it's not possible to upgrade current systems, we are installing new systems, utilizing software from Oracle Corp. and Trilogy.

     Specific progress in 1998 included: Installing and implementing new core financial systems, including accounts receivable, accounts payable and sales compensation; identifying and updating 3.4 million lines of obsolete computer code in our current systems and rolling the calendar forward into 2000 to test the updated code; contacting and evaluating external partners, such as vendors and raw material suppliers, to assess their Y2K readiness and minimize potential business problems; beginning to develop specific contingencies; and adhering to timelines calling for new systems to be implemented by mid-1999 in the Recognition, Cap & Gown and Diploma product areas.

     Our systems program is making us year 2000 ready but it's also part of a longer-term initiative to install new, integrated information systems across the company. As we complete year 2000 work, we'll evaluate and pace additional systems installations based on their impact.

Simplification

     We're also attacking needless complexity created over the last century. This is important work, since complexity adds cost and time but not value. And it can be challenging work, since many of the changes we are making touch employees and independent sales representatives used to doing business a certain way.

     For example, in 1998 we moved Jewelry customer service activities to one central call center, a change from locating customer service at manufacturing sites. Along with that consolidation, we automated our order-entry process, a step that required sales representatives to adopt, for the first time, a standardized ordering process and format.

     By centralizing Jewelry customer service, we expect to reduce costs. More importantly, we'll speed the processing of incoming orders and provide faster service and information to our customers whether they're calling to place an order, ask a question or learn the status of their purchase.

Manufacturing Improvements

     Since the launch of a manufacturing improvement program in 1996, we have closed and consolidated five facilities and generated steady increases in gross profit margin.

     In 1998, manufacturing performed very well, contributing to a 1.7 point gain in gross profit as a percentage of sales. Notable performances came from Graduation Products, which realized a full year of efficiency gains following the 1997 consolidation of announcement production in Shelbyville, Tenn.

     In Printing & Publishing, our five yearbook production plants also had an excellent year. Success there was due in part to our 1997 program to implement standard processes and install multi-plant management concepts steps that enabled us to more easily shift production to match customer requirements with manufacturing capabilities and capacity. We also continued to benefit from the ever-increasing use of technology by our customers. In 1998, about 70 percent of our yearbook pages were prepared by school staffs using desktop publishing systems, enabling us to take greater advantage of our technology investments in our plants.

     Our major consolidation project in 1998 occurred in North American Photography. In August, we shut down our last remaining U.S. photo processing plant and shifted all photo production to our existing facility in Winnipeg, Manitoba. Excellent planning and execution resulted in a smooth transition and outstanding manufacturing performance during photo's busy fall season.

     Our lone manufacturing disappointment in 1998 was in Jewelry, where we did not realize expected cost improvements. The key issue involved logistical challenges associated with moving product among two U.S. plants and a contract ring finishing facility in Mexico. Efforts to streamline the movement of product among plants, expand our training programs and more effectively retain qualified workers fell short of our objectives.

     In February 1999, we decided to discontinue activities at the Mexico facility and return all aspects of ring production to our existing sites in the United States. We believe this step will enable us to meet customer expectations for quality and delivery and to reduce costs through process improvements and the use of technology.

Infrastructure Outlook

     We've come a long way in improving our infrastructure and building our ability to profitably expand. But our work isn't completed. Infrastructure activities will continue in 1999, with our integrated systems program, process improvements and consolidation opportunities.

     At the same time, we believe we will have the resource capacity to increase our activity on expansion opportunities.

                             Our Market Strength


[picture]                                              [picture]
chemistry student                                      thumbs up guy


          JOSTENS IS BEST KNOWN FOR ITS SCHOOL PRODUCTS AND SERVICES,
                      and they remain our strength today.


We lead the U.S. market in yearbooks, class rings, graduation announcements, and caps and gowns, and we are the Canadian market leader in school photography.

     In the last four years, sales in our three largest product lines Printing & Publishing, Jewelry and Graduation Products have increased an average of 6.2 percent.

     The reason for our continued success? Consumer focus. Marketing programs. And products that take the enduring qualities of tradition and inject them with a relevance for today's youth. It's all adding up to improving performance in our main school product lines.

Reversing the Trends

     For decades, Jostens has had a strong presence in the youth market, founded on a network of sales representatives who reach customers in high schools and colleges. In the 1980s, however, the products we are known best for began to lose their luster. While sales dollars continued to grow, the actual number of rings we sold declined, while yearbooks held steady.

     We solved the problem with a consumer approach. We went to the people whose opinions count most our customers. Based on what we learned, we have made improvements from uniform marketing practices to streamlined product offerings to consumer-friendly pricing strategies.

                              [INSERT BAR CHART]

U.S. HIGH SCHOOL RINGS SOLD                        U.S. YEARBOOKS SOLD
In thousands                                    In thousands
1000                                            8000

 800                                            6000

 600                                            4000

 400                                            2000

 200                                               0

   0
      80  82  84  86  88  90  92  94  96  98        80  82  84  86  88  90  92  94  96  98
        81  83  85  87  89  91  93  95  97            81  83  85  87  89  91  93  95  97
                       Year                                          Year

                  [picture]
                  girl with braids and
                  calculator

[picture]
student election                                              [picture]
                                         [picture]            three cheerleaders
                                         handing out an award

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We have redesigned entire product programs - as with our high school class ring offering, where we reduced the number of styles and made our pricing structure easier to understand.

     We have introduced convenient product packages to make it easier for consumers not interested in a la carte product menus. To add value for customers, we have worked with schools to create a yearbook curriculum to build students' journalism skills.

     We've added new features to personalize and customize yearbooks and graduation announcements for each student. And we've introduced new product designs, such as millennium ring, yearbook and graduation products for graduates in 1999, 2000 and 2001. In addition, we've added complementary products, such as Hear the Year(R) multi-media CDs sold as companions to school yearbooks.

     In Photography, we took steps to improve our results by consolidating manufacturing, and we now manage the product line on a North American basis, including sales from Canada and the United States. Looking ahead, we are working to expand our business through the use of digital technology and new products and services.

Beyond High School

     For many students, after high school comes college. Jostens is there as well, as a market leader in college rings and graduation products. Our primary emphasis in college is to work with university leaders to build affiliation between the school and students and alumni. Our products and services symbolize that affinity bond.

     In 1998, we continued to expand the number of campus events, such as Senior Salute,(SM) where we can merchandise products and help improve commencement participation. In addition, 16 schools last year adopted one unique ring design representing a lasting, unchanging symbol of affiliation that is easily recognized, strengthens the student's relationship with the school and generates more business for us.

     For 1999, we expect double-digit sales growth in our college market business, which represented nearly 10 percent of School Products segment sales in 1998. In 1999, we will serve all four major U.S. service academies Army, Navy, Air Force and Coast Guard. And two of those schools have signed multi-year relationships based on our past performance.

Business Recognition

     Jostens also serves the business market through our Recognition segment, which provides performance awards and support services to companies and their employees. We are a leading provider of turn-key programs structured to celebrate and reward employee service and affiliation. We continue to implement Strategic Recognition(TM) to help business leaders develop coordinated programs to influence and reward employees in a wide range of performance areas.

     In 1998, Recognition was internally focused, as it prepared for the installation of a new business information system in 1999. Preparations included simplifying business processes and reducing by 40 percent the number of base products, effectively eliminating products with low consumer demand.

                                           [picture football player with trophy]

                            [picture soccer goalie]

Even while we've focused on internal IMPROVEMENTS, we've been testing and introducing new products, programs

[picture boys at a computer]



                 NEW PRODUCTS, [LOGO P&C&S here] SERVICES and
10


Products and Programs--and Services

     Sure, we've got products and programs. But we also provide services--a little known but increasingly important aspect of what we do. Some services, such as Jostens Renaissance(R), are a way to help schools improve and celebrate academic performance.

     Other services make it easier for schools to offer, and customers to purchase, affinity-building products. Our Jostens Complete(SM) service does both. Introduced as a way to eliminate the headaches schools experience in collecting yearbook payments, Jostens Complete was an immediate hit with administrators. By coordinating with schools to offer yearbooks and related products directly to student homes, we created a direct-payment ability removing the cash-collection task from teachers and administrators. In addition, customers like the option of shopping at home, and they're more likely to select additional products such as personalized yearbook covers.

     In Printing & Publishing, the notion of service extends to YearTech(R), a tool to automate and simplify the yearbook preparation process for students. YearTech, which is updated annually, helps simplify yearbook creation through page design options, automatic creation of portrait pages and automated functions for submitting completed yearbook pages. It also helps schools stay on top of deadlines to ensure on-time delivery of their yearbooks.

     Yearbook staffs give YearTech excellent marks--and that's important, since 70 percent of our yearbooks are prepared with electronic publishing software.

Sports Marketing--The Ring is the Thing

     For decades, Jostens has been a leader in helping professional and collegiate athletes commemorate championship performances. For instance, the quest for excellence in pro football is symbolized by the Super Bowl ring. And 20 of the 32 NFL Super Bowl winners have selected Jostens to design and produce their championship rings, pendants and watches.

     In 1998, we were selected to produce jewelry for several teams, including:
     . The San Diego Padres, champions of Major League Baseball's National
League;
     . The Chicago Bulls, who won their sixth National Basketball Association championship of the 1990s; and
     . The Green Bay Packers, the National Football League's NFC champions.

     We also created jewelry for various collegiate champs, including the University of Kentucky Wildcats, who won the men's Final Four(R) basketball championship.

[picture] golfer

and services. And we're EXPLORING additional channels so our customers can REACH us at their convenience.
                              [picture] three women looking at a piece of paper

                  [picture] hand with five championship rings


Channels move the business.
                                                                              11


Fan Appeal

     More recently, we've extended our product line from champions to fans of champions.

     In 1998, for example, we unveiled fan collections for the Boston Red Sox, Cleveland Indians and New York Yankees. We introduced fan products commemorating the Detroit Red Wings' National Hockey League Stanley Cup win, in addition to collections for fans of the Boston Bruins and New York Rangers.

     We also signed an exclusive, multi-year agreement with the National Collegiate Athletic Association giving us exclusive use of the NCAA(R) championship brand names in creating jewelry for fans. In December, we introduced our first products under that agreement--rings to celebrate the seven NCAA basketball championships earned by the University of Kentucky Wildcats. We anticipate offering similar programs for teams in sports that include basketball, hockey, soccer and baseball.

Fore!

     Whether its sports, school or business, our products symbolize achievement and affiliation. In late 1998 we took another step forward in affiliation marketing, becoming the official award and recognition company of The PGA of America.

     More than 24,000 PGA golf pros across the country will now have access to a full line of Jostens products to help display their personal affiliation with this rapidly growing sport. In addition, our products can be used as participation and achievement awards at the tens of thousands of local golf events hosted annually by PGA pros nationwide. This multi-year relationship is just getting started in 1999, but it represents our efforts to expand beyond traditional school and business markets.

Developing Alternative Distribution Channels

     One of our strengths is a network of about 1,000 independent and employee sales representatives, who put a personal face on our products, programs and services.

     As successful as this distribution channel continues to be, we cannot rely solely on one channel--especially as people of all ages become increasingly comfortable shopping in such diverse channels as retail, direct mail and electronic commerce.

     In 1998, we centralized our retail, Internet development and direct marketing activities to better coordinate strategies and tactics to benefit the entire organization.

     In 1999, we expect to take additional steps. For example, we expect to offer the ability for PGA pros to order products on line under our new agreement.

[picture]
satin-clad victory graduate

                      [picture]
                      girls putting on makeup

                                                   [picture]
                                                    kid lifting weights

[picture]
marching band horn player

                                 PERFORMANCE
                                IMPROVEMENTS
12

         We have strengthened the company's foundation in recent years to enable us to handle our current business more efficiently and build the organization's ability to handle more rapid growth.

                                                [picture]
                                                student playing violin

[picture]                                     [picture]
students arm wrestling                        baseball students high-fiving

Cash Flows and Balance Sheet

     Buoyed by healthy and improving product lines, we continue to generate strong cash flow. In 1998, $102 million in cash generated from operations enabled us to fund infrastructure projects and improve shareholder returns by repurchasing stock.

     In recent years, we've put in place programs to reduce inventories. At year-end 1998, inventories declined by about $1.5 million from 1997, even as sales increased by $28 million. Closer adherence to policies, as well as a decision to expand our gold consignment program rather than own our inventory outright, contributed to the 1998 improvement.

      We have also developed new ways to improve customer deposits. We've worked with the sales force to introduce new methods to collect deposits. And we've had success with Jostens Complete, which provides a means for payments to go directly from customers to Jostens, rather than through schools first. It's convenient for customers and schools, and it enables us to improve deposits and reduce receivables. The transition to a new format for the Jostens Complete program in 1998 led to a delay in receiving customer deposits in the second half of the year.

     We currently carry only $4 million in long-term debt, although we fund seasonal operating requirements with short-term borrowings.

     At year-end 1998 we had negative working capital, a positive sign of how effective our programs are. Internally, we also use economic value added
(EVA)(1) as a strategic performance measure. EVA grew for the third straight year--in 1998 it grew by 12 percent compared with 1997. It is another indicator of our company's health.

Cash to Shareholders

     In 1998, in a decision made to balance acceptable shareholder returns with internal investments, we utilized our strong cash flow to aggressively repurchase Jostens stock to help improve earnings per share.

     Since 1994 we've returned to shareholders more than $450 million through cash dividends and share repurchases. In addition to an 88-cent per share annual dividend, we have been in the market regularly repurchasing our stock. In 1998, we invested $80 million in repurchases, completing a $100 million repurchase program authorized in mid-1997.

     In December, the board authorized a new $100 million program. Although there is no deadline to complete the new program, we expect to be a regular participant in the market repurchasing our stock-but likely at a lower rate than in 1998.

Asset Utilization

     Our company's assets are working harder and more effectively than ever. Total assets have been reduced from $570 million in 1994 to $366 million in 1998--that's a 36 percent decline--as we sold under-performing product lines, closed under-used manufacturing facilities and repurchased shares.

     During the same period, income from continuing operations has held fairly steady, which means we're getting greater productivity from an asset base that's a third smaller than it was four years ago.

                ASSET UTILIZATION
              [Bar graph goes here]
               Dollars in millions

                     1994  1995  1996  1997  1998
                     ----  ----  ----  ----  ----
Total Assets          570   548   384   391   366
Income from
continuing operations  28    56    52    57    42


          CASH RETURNED TO SHAREHOLDERS
              [Bar graph goes here]
               Dollars in millions

                     1994  1995  1996  1997  1998
                     ----  ----  ----  ----  ----
Dividends              40     40   36    34    32
Share repurchases      --     --  169    20    80


                         OPERATING CASH FLOW
                        [Bar graph goes here]
                         Dollars in millions

                     1994  1995  1996  1997  1998
                     ----  ----  ----  ----  ----
                      125    81    29   117   102


                            WORKING CAPITAL
                        [Bar graph goes here]
                         Dollars in millions

                     1994  1995  1996  1997  1998
                     ----  ----  ----  ----  ----
                      173   206     9     6   -47


     Graph information reflects June fiscal year-end results for 1994-1996 and calendar 1997 and 1998 results.

  (1) EVA is a trademark of Stern Stewart & Co., New York.

[LOGO JOSTENS GOES HERE]  at a glance   An overview of our business

SEGMENTS                      PRODUCT LINE               CORE PRODUCTS                        NEW PRODUCTS/SERVICES

School Products               PRINTING &                 Yearbooks, memory books              YearTech(R) yearbook design and
School-related products and   PUBLISHING                 and related items, commercial        marketing kits; yearbook class
services primarily in the                                printing services.                   curriculum; Hear The Year(R)
United States and Canada.                                                                     multi-media CD; Jostens
                                                                                              Complete(R); Millennia Review(TM)
                                                                                              historical summary.
Recognition
Products and services
for companies and
their employees
                              ---------------------------------------------------------------------------------------------------
                              JEWELRY                    Class and school-related             High School:
                                                         activity rings symbolizing           Millennium Collection(TM);
                                                         affinity or achievement.             Jostens Renaissance(R) program to
                                                                                              recognize academic achievement.

                                                                                              College:
                                                                                              Custom Collegiate Collection(TM)
14                                                                                            (one ring design for one school).

Net Sales
 (in millions)
                              ---------------------------------------------------------------------------------------------------
                   $103.9
[pie chart goes here]         GRADUATION                 Graduation announcements,            High School:
                              PRODUCTS                   diplomas, graduation regalia,        Jostens Renaissance,
                                                         accessories and other                millennium-related products.
                                                         celebration-related items.
                   $659.5                                                                     College:
                                                                                              Senior Salute(TM) program to boost
                                                                                              commencement participation.
Operating income
 (in millions)                ---------------------------------------------------------------------------------------------------
                              NORTH AMERICAN             Class and individual school          Student ID cards, Excellence in
                   $10.4      PHOTOGRAPHY                pictures, senior portraits,          Education(TM) recognition program.
[pie chart goes here]                                    special school events photos         PanelXPress(R) photo page layout
                                                         and related products in the          service.
                                                         K-12 market.

                   $127.9

                              ---------------------------------------------------------------------------------------------------
                              RECOGNITION                Programs and products that           Strategic Recognition(TM) helps
                                                         help motivate, recognize and         clients align all recognition and
                                                         reward individual and team           performance initiatives to support
                                                         contributions that support           the organization's vision, mission,
                                                         organizational objectives.           goals and values; and jewelry
                                                                                              for professional sports teams,
                                                                                              associations and fans.


segments, product lines and offerings

MANUFACTURING            COMPETITORS               DISTRIBUTION                          NET SALES ($ in millions)
                                                                                         (Calendar year)
Visalia, Calif.          Herff Jones               In schools via independent
Topeka, Kan.             Taylor Publishing         sales agents and sales                98             258.4
Winston/Salem, N.C.      Walsworth                 associates, and through direct        97             243.8
State College, Pa.       Lifetouch                 marketing channels.                   96             230.2
Clarksville, Tenn.                                                                       95             214.0
                                                                                         94             201.3

Attleboro, Mass.         Commemorative Brands      In junior and senior high
Denton, Texas            (ArtCarved and Balfour    schools via independent sales         98             194.3
Burnsville, Minn.        brands)                   agents and sales associates,          97             186.8
                         Herff Jones               and through retail jewelers.          96             177.5
                                                                                         95             167.6
                                                                                         94             153.1
                                                   In colleges and universities
                                                   via employee sales force and
                                                   through college bookstores.

Red Wing, Minn.          Herff Jones               In schools via independent
Laurens, S.C.            Commemorative Brands      sales agents and sales                98             159.5
Shelbyville, Tenn.       Carlson Craft             associates.                           97             153.1
                                                                                         96             142.7
                                                   In colleges and universities          95             136.9
                                                   via employee sales force and          94             124.4
                                                   through college bookstores.

Winnipeg, Manitoba       Lifetouch                 In schools via independent
                         D.W. Friesen              photo dealers and through             98              47.3
                         Herff Jones               emplolyees and freelance              97              48.2
                         Olan Mills                photographers.                        96              48.8
                                                                                         95              48.7
                                                                                         94              50.8

Princeton, Ill.          O.C. Tanner               Directly to clients via               98             103.9
Memphis, Tenn.           Tiffany                   independent and employee              97             103.7
(distribution center)    Robbins                   sales agents.                         96             101.3
Red Wing, Minn.                                                                          95              96.9
Sherbrooke, Quebec                                                                       94             103.9


                           Management Discussion and

Management Discussion and Analysis          Jostens Inc. and subsidiaries

                                   [picture]
                                    trophy

     The company occasionally may make statements regarding its business and markets, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends and other matters. To the extent such statements are not historical fact, they may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements containing the words or phrases "will likely result," "are expected to," "expects," "will continue," "anticipates," "believes," "estimates," "projected" or similar expressions are intended to identify forward-looking statements. Forward-looking statements may appear in this document or other documents, reports, press releases and written or oral presentations made by officers of the company to shareholders, analysts, news organizations or others. All forward-looking statements speak only as of the date on which the statements are made. Actual results could be affected by one or more factors, which could cause the results to differ materially. Therefore, all forward-looking statements are qualified in their entirety by such factors, including the factors listed below. Such factors may be more fully discussed periodically in the company's subsequent filings with the Securities and Exchange Commission (SEC).

     Any change in the following factors may impact the achievement of results in forward-looking statements: the price of gold; the company's access to students and consumers in schools; the seasonality of the company's business; the company's relationship with its sales force; fashion and demographic trends; the general economy, especially during peak buying seasons for the company's products and services; the company's ability to respond to customer change orders and delivery schedules; competitive pricing and program changes; the ability to manufacture quality products and continue improving operating efficiencies; the impact of year 2000 compliance on computer-based systems of the company and its external relationships; and the costs and impact of the company's information systems implementations.

     The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact the company's business.

INTRODUCTION

     Effective December 29, 1996, we changed our fiscal year end from June 30 to the Saturday closest to December 31. The change was made to enable better business planning and internal management. The consolidated financial statements and notes include our results of operations and cash flows for the years ended January 2, 1999 (calendar 1998), January 3, 1998 (calendar 1997), and December 28, 1996 (calendar 1996) (unaudited); the six-month transition period ended December 28, 1996; and the fiscal year ended June 30, 1996.

     This discussion summarizes significant factors that affected the consolidated operating results, financial condition and liquidity of Jostens in the 1998, 1997 and 1996 (unaudited) calendar years and should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

     The following table sets forth selected information from the company's Statements of Consolidated Operations, expressed as a percentage of net sales.

                                                                      Years ended                  Increase (decrease)
                                                         =============================================================
                                                           January 2    January 3    December 28      1998       1997
                                                             1999         1998          1996          over       over
                                                                                     (unaudited)      1997       1996
----------------------------------------------------------------------------------------------------------------------
NET SALES                                                    100.0%       100.0%         100.0%       3.8%       4.8%
Cost of products sold                                         45.6%        47.3%          49.9%       0.1%      (0.7%)
----------------------------------------------------------------------------------------------------------------------
     Gross margin                                             54.4%        52.7%          50.1%       7.1%      10.3%
Selling and administrative expenses                           41.1%        39.3%          39.9%       8.7%       3.1%
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              13.3%        13.4%          10.2%       2.5%      38.6%
Net interest expense                                          (0.9%)       (0.8%)         (1.2%)      6.1%     (30.0%)
Write-off of JLC notes receivable, net                        (1.6%)          -              -          -          -
----------------------------------------------------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES                               10.8%        12.6%           9.0%     (10.6%)     48.3%
Income taxes                                                   5.4%         4.9%           3.8%      15.2%      36.0%
----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                              5.4%         7.7%           5.2%     (26.9%)     57.4%
======================================================================================================================

Analysis


Net Sales

     Net sales in 1998, 1997 and 1996 were $770.9 million, $742.5 million and $708.7 million, respectively. The increase from 1997 to 1998 of $28.4 million, or 3.8 percent, and the increase of $33.8 million, or 4.8 percent, from 1996 to 1997 were driven by increases in sales volume and pricing in our three largest school product lines -- Printing & Publishing, Jewelry and Graduation Products. Price increases in 1998 and 1997 varied by product and ranged from zero to 4 percent in 1998 and zero to 5 percent in 1997. We experienced 4 to 6 percent year-over-year sales growth in the three largest product lines and essentially flat sales in the remaining lines in 1998. Gains in our largest product lines stem from new marketing programs and products. We expect 1999 sales to increase by a mid-single digit percentage rate over 1998.

Gross Margin

     Gross margin in 1998 was 54.4 percent, compared with 52.7 percent in 1997 and 50.1 percent in 1996. The 1.7 percentage point increase in 1998 was primarily the result of investments to improve our internal processes and increase manufacturing efficiencies. In addition, 1998 gross margin benefited from a decrease in raw material costs for jewelry compared with 1997. Offsetting those improvements was a one-time charge of $2.5 million to consolidate all photography processing into one facility. In addition, as part of our balance sheet management, in the fourth quarter of 1998 we expanded our policy of consigning our gold inventory used in products and samples. The conversion to consigned gold, executed via a sale of all owned gold, resulted in a one-time pre-tax income benefit of $3.7 million (6 cents per share) in 1998 due to the lower carrying value of gold under LIFO. In 1997, pre-tax income similarly benefited by $6.8 million (10 cents per share) from a gold inventory reduction program. We anticipate additional improvements in gross margin in 1999; however, we expect the rate of improvement to be lower than in 1998.

     The 2.6 percentage point increase in gross margin in 1997 primarily reflects the July 1996 implementation of a new inventory cost accounting system, which provided more precise, detailed performance information by product within each line. The new system resulted in a more accurate valuation of inventories and recording of cost of products sold, consistent with prior year ends. As a result of this implementation, the cost of products sold in the six months ended December 28, 1996, was $16.9 million (26 cents per share) higher than what would have been reported using the prior method, while the cost of products sold in the six months ended June 28, 1997, had an equally positive impact. Also contributing to the increase in 1997 gross margin compared with 1996 was the previously mentioned gold inventory reduction program, which decreased total net costs by $6.8 million (10 cents per share) in 1997. In 1997, the positive impact of the new cost accounting system and the gold reduction program was partially offset by higher training costs to prepare a facility in Mexico for its first peak ring finishing season, as well as costs to consolidate our two graduation announcement plants.

Selling and Administrative Expenses

     Selling and administrative expenses increased to $316.9 million in 1998 from $291.5 million in 1997 and $282.9 million in 1996. As a percentage of sales, the 1.8 percentage point increase from 1997 to 1998 was primarily the result of investments in information systems, market research expenses and expensed year 2000 readiness costs. Selling and administrative expenses as a percentage of sales are anticipated to remain about flat in 1999 compared with 1998. The decrease in costs as a percentage of sales from 1996 to 1997 primarily related to the recording of $6 million in reserves in 1996 to cover environmental investigation and cleanup costs (see subsequent discussion under "Commitments and Contingencies"). This was partially offset by higher salary and legal costs in 1997 associated with changing the college market sales force from independent representatives to employees, and by the development of marketing materials for the Gold Lance retail ring business, which was acquired in 1997 (see subsequent discussion under "Capital Expenditures and Acquisition").

Net Interest Expense

     Net interest expense was $6.7 million in 1998, compared with $6.3 million in 1997 and $9 million in 1996. Our short-term borrowing needs increased in 1998 over 1997, primarily because we repurchased $80 million (3.6 million shares) of Jostens common stock and received less cash from customer deposit programs. Despite the short-term borrowing increase, net interest expense remained comparable to 1997, primarily the result of favorable interest rates and capitalizing $700,000 of interest related to software development. Net interest expense in 1997 was $2.6 million lower than 1996, primarily because long-term notes with higher interest rates were paid off in August 1996.

Management Discussion and Analysis              Jostens Inc. and subsidiaries


Write-off of JLC Notes Receivable, Net

     In June 1995, we sold our Jostens Learning Corp. (JLC) curriculum software subsidiary to a group led by Bain Capital, Inc. As partial consideration for the sale, we received two notes, which were discounted and recorded at their estimated fair values. In addition, the transaction gain of $13.2 million was deferred in accordance with the SEC Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. We recorded $12.9 million on our consolidated balance sheets representing the estimated fair value of the notes, net of the deferred gain.

     In January 1999, we received information from JLC indicating to us that the carrying value of the notes was permanently impaired. As a result, we wrote off $12 million in 1998 for the carrying value of the notes, net of miscellaneous JLC-related assets and liabilities, plus $3.7 million of net deferred tax assets associated with the initial sale of JLC that we do not expect to realize. In addition, we did not record a tax benefit related to the write-off because it is currently not expected to be realized for tax purposes.

Income Taxes

     Our 1998 effective income tax rate was 49.9 percent, compared with 38.8 percent in 1997 and 42.3 percent in 1996. The increase from 1997 to 1998 was primarily due to the $3.7 million write-off of net deferred tax assets related to the 1995 sale of JLC, combined with the fact that no tax benefit was recorded on the write-off of the JLC notes. The 1998 rate benefited from a $750,000 (2 cents per share) reduction of a valuation reserve to reflect the utilization of previously reserved foreign tax credits as a result of executed tax planning strategies. Our 1997 effective income tax rate decreased by 3.5 percentage points compared with the 1996 rate as we combined the U.S. Photography legal entity with the main U.S. businesses. As a result, we reduced income tax expense by recognizing $2 million (5 cents per share) of accumulated net operating loss carryforward benefits through the reversal of a deferred tax asset valuation reserve. We expect the effective tax rate in 1999 to be about 40.5 percent.

SCHOOL PRODUCTS SEGMENT

     Sales in the School Products segment increased 4.4 percent to $659.5 million in 1998, compared with $631.9 million in 1997 and $599.2 million in 1996. The sales increase resulted primarily from sales volume and price increases in the Printing & Publishing, Jewelry and Graduation Products product lines.

     Printing & Publishing sales were $258.4 million in 1998, compared with $243.8 million in 1997 and $230.2 million in 1996. Year-over-year sales growth in Printing & Publishing was driven by new marketing programs and products that targeted new accounts and increased volume in the existing account base. The $14.6 million, or 6 percent, increase from 1997 to 1998 was primarily the result of a 3 percent price increase and a 3 percent volume increase. Yearbook sales dollars in 1997 increased over 1996 by 8 percent, partially offset by a 9 percent decline in commercial printing sales, as more production capacity was used to produce higher-margin yearbook products.

     Jewelry sales in 1998 were $194.3 million, compared with $186.8 million in 1997 and $177.5 million in 1996. The 1998 increase of $7.5 million, or 4 percent, was driven by a 5.2 percent increase in unit volume. Sales dollar increases in the high school market were partially offset by a decrease in the college market as a result of having only one service academy account in 1998 versus three in 1997. We expect college market sales to increase in 1999 at a double-digit rate. Overall ring sales in high school and college increased by 5 percent from 1996 to 1997. In high school, the number of class rings sold increased by 5 percent, led by healthy consumer acceptance of specially designed rings for students graduating in 1999, 2000 and 2001, the "Millennium classes." Our 1998 results put us on track for the fifth straight school year of increased ring unit volume after a 12-year decline.

     Graduation Products sales increased to $159.5 million in 1998, from $153.1 million in 1997 and $142.7 million in 1996. The 4.2 percent increase in 1998 from 1997 and the 7.3 percent increase from 1996 to 1997 reflects more customers purchasing products and higher sales dollars per customer.

     North American Photography sales decreased by 2 percent to $47.3 million in 1998, from $48.2 million in 1997. The decrease was planned, as we did not renew our relationships with a number of independent wholesalers whose volume generated unacceptable returns. Photography sales in 1997 were 1.1 percent lower than the $48.7 million recorded in 1996. The decline was the result of strikes by Ontario school teachers and the Canadian postal service, hindering our ability to take and ship orders in the peak fall season.

     Operating income for School Products was $127.9 million in 1998, compared with $109.1 million in 1997 and $85.9 million in 1996. The 17.2 percent increase in 1998 resulted from investments to improve internal processes and manufacturing efficiencies, primarily in Printing & Publishing and Graduation Products. Printing & Publishing decreased cycle times and lowered costs by operating plants with common management teams, utilizing consistent processes and coordinating production loads. In 1997, we spent $2.6 million to close an announcement plant. A full year of post-consolidation efficiencies were achieved in 1998 by reducing fixed costs, streamlining product offerings and reducing process complexity. Operating income was also favorably impacted by a decrease in Jewelry raw material costs in 1998, partially offset by higher than expected costs associated with the facility in Mexico and $2.5 million to consolidate all photography processing into one facility. In addition, pre-tax income was $3.1 million higher in 1997 than in 1998 due to the LIFO gain from converting owned gold to consigned gold in both 1997 and 1998. The 26 percent increase in 1997 operating income resulted primarily from higher sales, the inventory cost accounting system implemented in 1996 and the 1997 gold inventory reduction program. The increase was partially offset by training costs associated with a new facility in Mexico, as well as costs associated with consolidating our two graduation announcement facilities.

RECOGNITION SEGMENT

     Recognition sales were $103.9 million in 1998, compared with $103.7 million in 1997 and $101.3 million in 1996. In 1998, Recognition sales were expected to be flat as we realigned sales management, drove internal efficiencies and streamlined business processes in advance of the installation of a new computer system in 1999. The 1997 sales increase of 2.3 percent resulted from new accounts and an increase in sales volume from the Strategic Recognition program, from high-profile account wins in professional sports and from the introduction of jewelry products for fans of sports teams. These gains were largely offset by declines in the sale of individual products to corporate accounts.

     Operating income in 1998 was $10.4 million, compared with the $8.9 million in 1997 and $3 million in 1996. The $1.5 million increase in 1998 was primarily the result of $3.3 million in material cost reductions, overhead spending reductions and production efficiency improvements. This was offset by $1.8 million of additional investments in sales and marketing staff and to realign sales management. The $6.9 million increase in operating income from 1996 to 1997 was primarily attributed to a $6 million environmental liability charge in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operating activities and short-term borrowings have been our principal sources of liquidity. Cash has been used primarily for dividends, common stock repurchases, capital expenditures, the purchase of Gold Lance in 1997 and the repayment of $50 million medium-term notes in 1996.

     Operating activities generated cash of $101.6 million in 1998 compared with $116.7 million in 1997. The decrease of $15.1 million in cash generated in 1998 compared with 1997 primarily reflected a change in the timing of customer deposit collections resulting from a new payment plan implemented in 1998. Compared with 1996, we generated $27.6 million more cash from operating activities in 1997. The increase related primarily to a $7.7 million increase in net income adjusted for depreciation, amortization and deferred taxes, and $19.9 million of cash generated as a result of our working capital reduction efforts.

     Net cash provided by operating activities funded capital expenditures and cash dividends in 1998, 1997 and 1996. However, because most of our sales volume occurs in the second and fourth quarters, we usually require interim financing of inventories and receivables. We have a $180 million, five-year bank credit agreement that expires in December 2000. Credit available under this agreement is reduced by commercial paper borrowings outstanding. At January 2, 1999, $86 million was available under the bank credit agreement as a result of $94 million in outstanding commercial paper borrowings. Average short-term borrowing under the commercial paper program was $108.3 million and $94.4 million in 1998 and 1997, with highs of $180 million in 1998 and $143 million in 1997. In addition, we had available unsecured demand facilities with three banks totaling $54.2 million. These demand facilities are renegotiated periodically based on our anticipated seasonal needs for short-term financing. There were no borrowings outstanding under these demand facilities at January 2, 1999. We also have a gold consignment arrangement with a major financial institution whereby we have the ability to obtain up to $15 million in consigned inventory. Under the terms of the consignment arrangement, we do not own the consigned gold until it is shipped in the form of a product to a customer. Accordingly, we do not include for financial statement purposes the value of consigned gold in inventory with a corresponding liability. At January 2, 1999, $611,000 was available under this agreement.

Management Discussion and Analysis                Jostens Inc. and subsidiaries

     We believe cash generated from operating activities, together with credit available under the bank credit agreement and demand facilities, will be sufficient to fund planned capital expenditures, dividends, share repurchases and seasonal build-ups of inventories and accounts receivable in 1999 and beyond.

CAPITAL EXPENDITURES AND ACQUISITION

     We invested $36.9 million in capital expenditures in 1998, compared with $24.4 million in 1997 and $16.9 million in 1996. The 1998 increase of $12.5 million reflected additional investments to replace information systems to ensure year 2000 compliance. Capital expenditure increases of $7.5 in 1997 resulted from investments to upgrade processes and yearbook printing technology and to improve information systems. We anticipate spending approximately $32 million in 1999 on capital projects, including about $14 million for hardware, software, internal payroll costs devoted to information systems projects, and consulting fees.

     In 1997, we purchased the Gold Lance class ring brand for $9.5 million in cash. Gold Lance products are sold at retail locations and represent part of our strategy to develop additional distribution channels.

MARKET RISK

     The market risk inherent in our financial instruments and positions is the potential loss arising from adverse changes in interest rates and commodity prices as discussed below. To reduce risk, we selectively use financial instruments. All hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit the use of financial instruments for trading purposes. While we do have international operations, primarily in Canada, we consider our market risk in such activities to be immaterial.

Commodity Price Risk

     Our consolidated results of operations could be significantly affected by changes in the price of gold. To manage the risk associated with gold price changes, we enter into gold forward purchase contracts based upon the estimated ounces needed to satisfy projected orders for the upcoming school year. We then set our ring prices at the beginning of the school year to reflect the locked-in gold price. We prepared a sensitivity analysis as of January 2, 1999, to estimate our exposure to market risk on our gold forward purchase contracts. The fair value of our gold positions was calculated by valuing each position at quoted futures prices at January 2, 1999, and was $17.8 million. The market risk associated with these contracts was $1.8 million at January 2, 1999, and is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices.

Interest Rate Risk

     Our earnings are affected by changes in short-term interest rates as a result of our issuing short-term commercial paper. At January 2, 1999, the fair market value of our outstanding commercial paper approximated the carrying value. If market interest rates for commercial paper borrowings averaged 10 percent more or less in 1998, our interest expense would have changed by approximately $700,000.

YEAR 2000

     We have developed programs to address the impact of the year 2000 on our computer systems. Key financial, information and operational systems, including equipment with embedded microprocessors, have been inventoried and assessed, and detailed programs are in place for the required systems modifications or replacements. Progress against these programs is monitored and reported regularly to management and to the Audit Committee of the Board of Directors. Both internal and external resources are being utilized to implement the programs. Systems that will not be replaced before 2000 are being modified to achieve year 2000 functionality. The total year 2000 program cost is estimated at $50 million. Approximately $35 million of the $50 million will be used to license and implement new software that will be capitalized as part of a companywide systems replacement program, and $15 million will be expensed as incurred. The estimated program cost includes internally allocated expenses such as salaries, benefits and contractor costs. Our spending on the project since inception in 1997 has been $36.2 million, of which $27.3 million has been capitalized. In 1998, we spent $28.7 million, including $21.5 million in capital spending.

     We have divided our year 2000 program into eight planks covering the following areas: 1) mainframe infrastructure; 2) central legacy applications; 3) shared technical infrastructure; 4) distributed systems and manufacturing technology by product line; 5) distributed systems and manufacturing technology by plant; 6) external agents; 7) legal and audit; and 8) conversions to new software systems. Each plank is separated into three categories based on the potential impact on our operations: mission critical, high impact and low impact.

     Mission critical inventory items are those where loss or interruption of functionality, support or delivery would have a catastrophic impact on our customers, operations or earnings. High impact inventory items are those where loss or interruption of functionality, support or delivery would have a serious impact on internal productivity with minor impact to our customers. Low impact inventory items are those where loss or interruption of functionality, support or delivery would have a nominal impact on internal productivity with no impact to our customers. Inventory items refer to computer hardware, software, embedded equipment, machinery and devices, and external suppliers of products and services.

     We have completed most mission critical activities. Outstanding critical tasks include upgrading the Oracle-based software used in our Cap & Gown manufacturing facility, a project scheduled for completion in the third quarter of 1999; installing an Oracle-based system in the Recognition segment, a project scheduled for completion in the first quarter of 1999; remediating a current system used to support one marketing program in the Recognition segment, a project scheduled for completion in the second quarter of 1999; upgrading two AS400 systems and applications in the Jewelry product line, a project scheduled for completion in June 1999. All mission critical activities are scheduled to be completed by September 1999. However, they are subject to ongoing integration testing throughout 1999. For external agents, the testing phase commencing after the scheduled completion in March 1999 of mission critical activities will consist primarily of confirming third-party readiness and our alternatives for ensuring continuity of the products and services they provide. As of February 4, 1999, the completion status of the mission critical planks was:

        Year 2000 project completion percentage

                                                   Actual     Estimated
                                                 February 4    March 31
Mission critical activities by plank                1999         1999
1. Mainframe infrastructure                           94%         100%

2. Central legacy applications                        78%          95%

3. Shared technical infrastructure                    89%          95%

4. Distributed systems and manufacturing
   technology, by product line                        92%          95%

5. Distributed systems and manufacturing
   technology, by plant                               82%          90%

6. External agent due diligence and
   contingency planning                               62%         100%

7. Legal and audit                                    75%         100%

8. Conversions to new software systems                82%          92%

     We believe that modifications to existing software and conversions to new software for mission critical activities are sufficiently on schedule so the year 2000 issue will not pose significant operational problems.

     Activities on all high impact categories are scheduled to occur from January 1999 through September 1999 and through June 2000 on low impact activities. The completion status of the planks for these low impact activities ranged from 21 percent to 60 percent as of February 4, 1999.

     As part of the external agents plank, we are in contact with suppliers and customers to assess the potential impact on operations if key third parties do not convert their systems in a timely manner. Risk assessment, readiness evaluation, action plans and contingency plans related to these third parties are expected to be completed by March 1999.

     We have begun, but not yet completed, a comprehensive analysis of and contingency planning process for the operational problems and costs (including the loss of revenues) that could most likely result from a potential failure by us or certain third parties to achieve year 2000 compliance on a timely basis. We anticipate that this analysis and related plans will be completed by June 1999. In planning for the most reasonably likely worst case scenarios, we believe our information technology systems and manufacturing systems will be ready for the year 2000, but we may experience isolated incidents of non-compliance. We plan to allocate resources to be ready to take action if these events occur. We also recognize the risks to us if other key suppliers in areas such as utilities, communications, transportation, banking and government are not ready for the year 2000, and we are developing plans to minimize the potential adverse impacts of these risks.

     The costs of the program and the dates when we believe the year 2000 modifications will be completed are based on our best estimates. Estimates were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. There can be no guarantee that we will achieve these estimates, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the impact of year 2000 compliance on computer-based systems of our suppliers and customers, and similar uncertainties.

Management Discussion and Analysis   Jostens Inc. and subsidiaries


DIVIDENDS

     We paid $32.3 million, $34.2 million and $34.1 million to shareholders in 1998, 1997 and 1996, respectively. In fiscal 1996, $35.5 million in cash dividends were paid to shareholders. Dividends declared were 88 cents per share in 1998 and 1997 and 66 cents in 1996. The increase from 1996 to 1997 was due to the timing of declarations. Dividends declared in fiscal 1996 were 88 cents per share.

COMMITMENTS AND CONTINGENCIES

Environmental

     As part of our environmental management program, we are involved in various environmental remediation activities. As sites are identified and assessed in this program, we determine potential environmental liability. Factors considered in assessing liability include, among others, the following: whether we had been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of January 2, 1999, we identified three sites requiring further investigation. However, we have not been designated as a potentially responsible party at any site.

     We have assessed the likelihood that a loss has been incurred at one of our sites as probable and, based on findings included in remediation reports and discussions with legal counsel, we estimated the potential loss at January 2, 1999, to range from $3 million to $4.2 million. As of January 2, 1999, $4.2 million was accrued and is included with "other accrued liabilities" on the consolidated balance sheets. While we may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of January 2, 1999.

Litigation

     In January 1999, a federal judge in Texas overturned a jury's $25.3 million verdict against Jostens in an antitrust lawsuit. The judge, acting on Jostens' post-trial motions, set aside the jury's verdict and dismissed all claims against Jostens in the case. Yearbook competitor Taylor Publishing, a unit of Insilco Holding Corp. and the plantiff in the case, has indicated in a press release that it intends to appeal the decision and will seek to have the jury verdict reinstated. No costs were accrued related to the lawsuit, since we believed a potential loss was unlikely.

     Jostens is a party to litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We believe the effect on our consolidated results of operations and financial position, if any, for the disposition of these matters will not be material.

NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 will be effective for us beginning January 2, 2000, and requires recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We have not yet determined what the effect of SFAS 133 will be on our earnings and financial position.

Reports of Management and Independent Auditors



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


/s/ William N. Priesmeyer
William N. Priesmeyer
Senior Vice President and Chief Financial Officer


/s/ Robert C. Buhrmaster
Robert C. Buhrmaster
Chairman of the Board, President and
Chief Executive Officer
Minneapolis, Minnesota
February 2, 1999


REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Jostens, Inc.:

     We have audited the accompanying consolidated balance sheets of Jostens, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, changes in shareholders' investment and cash flows for the years ended January 2, 1999 and January 3, 1998, the six-month period ended December 28, 1996, and the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jostens, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998, and the consolidated results of their operations and cash flows for the years ended January 2, 1999, and January 3, 1998, the six-month period ended December 28, 1996, and the year ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Ernst & Young LLP
Minneapolis, Minnesota
February 2, 1999

                                          Operations
Statements of Consolidated Operations        Jostens Inc. and subsidiaries
                                   <picture>
                                hat and diploma

                                                         Years ended                Six-months ended  Year ended
================================================================================================================
In thousands, except per-share data           January 2    January 3   December 28     December 28      June 30
                                                 1999         1998        1996            1996            1996
                                                                       (unaudited)
----------------------------------------------------------------------------------------------------------------
NET SALES                                      $770,917     $742,479      $708,734        $277,118      $695,149
Cost of products sold                           351,795      351,290       353,938         141,493       332,212
----------------------------------------------------------------------------------------------------------------
  Gross margin                                  419,122      391,189       354,796         135,625       362,937
Selling and administrative expenses             316,933      291,527       282,870         131,473       268,135
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                102,189       99,662        71,926           4,152        94,802
Interest income                                     366          587           370             204         2,080
Interest expense                                 (7,026)      (6,866)       (9,343)         (4,330)       (9,403)
Write-off of JLC notes receivable, net          (12,009)          --            --              --            --
----------------------------------------------------------------------------------------------------------------
  INCOME BEFORE INCOME TAXES                     83,520       93,383        62,953              26        87,479
Income taxes                                     41,700       36,200        26,617             829        35,854
----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              $ 41,820     $ 57,183      $ 36,336        $   (803)     $ 51,625
================================================================================================================
EARNINGS PER COMMON SHARE
  Basic                                        $   1.14     $   1.47      $   0.94        $  (0.02)     $   1.29
  Diluted                                      $   1.14     $   1.47      $   0.94        $  (0.02)     $   1.28
================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  Basic                                          36,527       38,773        38,639          38,647        40,157
  Diluted                                        36,705       38,969        38,815          38,763        40,337
================================================================================================================

                See notes to consolidated financial statements

                                              Balance Sheets
Consolidated Balance Sheets                   Jostens Inc. and subsidiaries
                                   <picture>
                                   yearbook

=================================================================================================
In thousands, except per-share data                                          January 2  January 3
                                                                               1999       1998
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Short-term investments                                                       $  2,595    $  6,068
Accounts receivable, net of allowance of $7,308 and $7,446, respectively      106,347     108,697
Inventories                                                                    90,494      92,062
Deferred income taxes                                                          14,682      15,543
Other receivables, net of allowance of $7,061 and $8,322, respectively         20,689      25,495
Prepaid expenses and other current assets                                       5,737       4,679
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                          240,544     252,544
-------------------------------------------------------------------------------------------------
OTHER ASSETS
Intangibles, net                                                               28,165      30,749
Notes receivable, net of $35,044 discount and $13,181 deferred gain                --      12,925
Noncurrent deferred income taxes                                                   --       7,743
Other                                                                           8,811      12,631
-------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                             36,976      64,048
-------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                                    88,647      74,138
-------------------------------------------------------------------------------------------------
                                                                             $366,167    $390,730
=================================================================================================
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES
Notes payable                                                                $ 93,922    $ 49,974
Accounts payable                                                               23,682      30,553
Employee compensation                                                          27,560      19,446
Commissions payable                                                            22,131      19,222
Customer deposits                                                              92,092      98,659
Income taxes                                                                    4,713      11,098
Other accrued liabilities                                                      23,679      17,281
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                     287,779     246,233
OTHER NONCURRENT LIABILITIES                                                   19,836      17,404
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             307,615     263,637
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' INVESTMENT
Preferred shares, $1.00 par value: authorized 4,000 shares, none issued            --          --
Common shares, $.33 1/3 par value: authorized 100,000 shares, issued
 January 2, 1999 - 35,071; January 3, 1998 - 38,422                            11,690      12,853
Retained earnings                                                              54,627     119,378
Accumulated other comprehensive loss                                           (7,765)     (5,138)
-------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' INVESTMENT                                                 58,552     127,093
-------------------------------------------------------------------------------------------------
                                                                             $366,167    $390,730
=================================================================================================

                See notes to consolidated financial statements

                                                Cash Flows
Statements of Consolidated Cash Flows           Jostens Inc. and subsidiaries

                                   [picture]
                                   class pin

                                                                       Years ended              Six months ended  Year ended
============================================================================================================================
In thousands                                               January 2    January 3   December 28    December 28      June 30
                                                              1999         1998        1996           1996            1996
                                                                                    (unaudited)
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                           $ 41,820     $ 57,183      $ 36,336     $    (803)     $  51,625
Depreciation                                                  20,587       19,845        15,962         8,992         14,999
Amortization                                                   2,584        2,297         1,726           942          1,558
Deferred income taxes                                         15,712       (3,403)       14,158         6,933          7,315
Write-off of JLC notes receivable, net                        12,009           --            --            --             --
CHANGES IN ASSETS AND LIABILITIES,
  NET OF EFFECTS OF BUSINESS ACQUISITION:
     Accounts receivable                                       2,167         (651)       (6,409)       22,845        (10,401)
     Inventories                                               1,568        6,431        18,103       (19,525)        (8,157)
     Other receivables                                         4,806         (602)        1,311       (12,652)           158
     Prepaid expenses and other current assets                (1,058)       4,554        (6,041)       (7,400)           992
     Accounts payable                                         (1,171)       1,506        (2,513)       (1,329)           460
     Employee compensation                                     8,114        4,457         1,137            82         (4,236)
     Commissions payable                                       2,909        1,628         1,831       (21,803)         6,326
     Customer deposits                                        (6,567)      22,625        19,460        38,426          1,472
     Income taxes                                             (6,044)       5,658       (10,030)      (20,384)        (7,879)
     Other                                                     4,179       (4,811)        4,035          (959)       (25,185)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by operating activities       101,615      116,717        89,066        (6,635)        29,047
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment                          (36,936)     (24,381)      (16,864)       (9,897)       (15,371)
Business acquisition                                              --       (9,883)           --            --             --
Other                                                          1,675           --            --            --          1,813
----------------------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                 (35,261)     (34,264)      (16,864)       (9,897)       (13,558)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net short-term borrowings (repayments)                        38,248      (36,238)        7,980        72,725         27,587
Principal payments on long-term debt                              --         (281)      (50,018)      (50,018)          (355)
Dividends paid                                               (32,332)     (34,198)      (34,135)      (17,011)       (35,515)
Proceeds from exercise of stock options                        4,258       11,693           625           168          1,964
Repurchases of common stock                                  (80,001)     (20,000)           --            --       (169,332)
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) for financing activities      (69,827)     (79,024)      (75,548)        5,864       (175,651)
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN SHORT-TERM INVESTMENTS                              (3,473)       3,429        (3,346)      (10,668)      (160,162)

SHORT-TERM INVESTMENTS, BEGINNING OF PERIOD                    6,068        2,639         5,985        13,307        173,469
----------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS, END OF PERIOD                       $  2,595     $  6,068      $  2,639     $   2,639      $  13,307
============================================================================================================================
Income taxes paid                                           $ 32,357     $ 26,300      $ 28,800     $  22,100      $  34,300
Interest paid                                               $  6,426     $  5,900      $  5,511     $   3,200      $   8,700
============================================================================================================================

                See notes to consolidated financial statements

Statements of                [picture]      Shareholders' Investment
Consolidated Changes in      round award    Jostens Inc. and subsidiaries
Shareholders' Investment


                                                                                            Accumulated
In thousands, except per-share data                                                            other
                                                 Common Shares     Capital      Retained   comprehensive               Comprehensive
                                               Number     Amount   surplus      earnings        loss       Total       income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE - JUNE 30, 1995                        45,482   $ 15,160   $ 154,410   $105,213      $  (4,170)   $ 270,613
Stock options and restricted stock - net          182         61       1,903                                  1,964
Tax benefit of stock options                                             171                                    171
Share repurchases                              (7,011)    (2,337)   (155,168)   (11,827)                   (169,332)
Cash dividends declared of $0.88 per share                                      (34,015)                    (34,015)
Net income                                                                       51,625                      51,625     $  51,625
Change in cumulative translation adjustment                                                        899          899           899
Adjustment in minimum pension liability,
 net of $86 tax                                                                                   (124)        (124)         (124)
                                                                                                                        ---------
Comprehensive income                                                                                                    $  52,400
---------------------------------------------------------------------------------------------------------------------   =========
BALANCE - JUNE 30, 1996                        38,653     12,884       1,316    110,996         (3,395)     121,801
Stock options and restricted stock - net           12          4         164                                    168
Cash dividends declared of $0.22 per share                                       (8,506)                     (8,506)
Net loss                                                                           (803)                       (803)    $    (803)
Change in cumulative translation adjustment                                                        (51)         (51)          (51)
Adjustment in minimum pension liability,
 net of $4 tax                                                                                       4            4             4
                                                                                                                        ---------
Comprehensive loss                                                                                                      $    (850)
----------------------------------------------------------------------------------------------------------------------- =========
BALANCE - DECEMBER 28, 1996                    38,665     12,888       1,480    101,687         (3,442)     112,613
Stock options and restricted stock - net          584        241      11,452                                 11,693
Cash dividends declared of $0.88 per share                                      (34,198)                    (34,198)
Share repurchases                                (827)      (276)    (14,430)    (5,294)                    (20,000)
Tax benefit of stock options                                           1,498                                  1,498
Net income                                                                       57,183                      57,183     $  57,183
Change in cumulative translation adjustment                                                       (824)        (824)         (824)
Adjustment in minimum pension liability,
 net of $606 tax                                                                                  (872)        (872)         (872)
                                                                                                                        ---------
Comprehensive income                                                                                                    $  55,487
----------------------------------------------------------------------------------------------------------------------  =========
BALANCE - JANUARY 3, 1998                      38,422     12,853          --    119,378         (5,138)     127,093
Stock options and restricted stock - net          234         78       4,180                                  4,258
Cash dividends declared of $0.88 per share                                      (32,332)                    (32,332)
Share repurchases                              (3,585)    (1,241)     (4,521)   (74,239)                    (80,001)
Tax benefit of stock options                                             341                                    341
Net income                                                                       41,820                      41,820     $  41,820
Change in cumulative translation adjustment                                                     (1,576)      (1,576)       (1,576)
Adjustment in minimum pension liability,
 net of $649 tax                                                                                (1,051)      (1,051)       (1,051)
                                                                                                                        ---------
Comprehensive income                                                                                                    $  39,193
----------------------------------------------------------------------------------------------------------------------  =========
BALANCE - JANUARY 2, 1999                      35,071   $ 11,690   $      --   $ 54,627      $  (7,765)   $  58,552
=================================================================================================================================

                See notes to consolidated financial statements

                            Notes to Consolidated

Notes to Consolidated  Financial Statements      Jostens Inc. and subsidiaries
                                   [picture]
                                  class ring

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Overview

  Jostens is a leading provider of products and services that help people celebrate important moments, recognize achievements and build affiliations. The company's products include yearbooks, class rings, graduation products and school photography, as well as sports and employee achievement awards.

Fiscal Year

  In October 1996, the company elected to change its fiscal year end from June 30 to the 52- or 53-week period ending the Saturday closest to December 31, effective December 29, 1996. The change was made to enable better business planning and internal management. The consolidated financial statements and notes include the company's results of operations and cash flows for the years ended January 2, 1999, January 3, 1998, and December 28, 1996 (unaudited); the six-month transition period ended December 28, 1996; and the fiscal year ended June 30, 1996. Calendar year 1998 consisted of 52 weeks, calendar year 1997 consisted of 53 weeks, and calendar year 1996 and fiscal year 1996 consisted of 52 weeks.

Principles of Consolidation

  The consolidated financial statements include the accounts of the company and its subsidiaries. All material inter-company accounts and transactions have been eliminated.

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

Cash and Short-term Investments

  Cash and short-term investments include cash on hand, time deposits and commercial paper. Short-term investments have an original maturity of three months or less and are considered cash equivalents. All investments in debt securities have an original maturity of three months or less and are considered to be held to maturity. The short-term securities are carried at amortized cost, which approximates fair value. Negative cash balances of $8.4 million and $14.1 million at January 2, 1999, and January 3, 1998, respectively, have been reclassified to "accounts payable" on the consolidated balance sheets.

Inventories

  Inventories are stated at the lower of cost or market. Cost is primarily determined using standard costs, which approximate costs utilizing the first-in, first-out (FIFO) method. Gold and certain other precious metal inventories aggregating $196,000 at January 2, 1999, and $677,000 at January 3, 1998, are stated at the lower of last-in, first-out (LIFO) cost or market, and are zero and $6.8 million lower in the respective periods than such inventories determined under the lower of FIFO cost or market. In 1998 and 1997, gold inventory quantities were reduced, causing a liquidation of LIFO inventory. The liquidation increased pre-tax income by $3.7 million (6 cents per share) in 1998 and $6.8 million (10 cents per share) in 1997, due to LIFO cost being less than current cost. At January 2, 1999, gold inventory was zero, as a result of the company's decision to expand its consigned gold inventory program.

  In July 1996, the company implemented a new inventory cost accounting system, which provided more precise, detailed performance information by product within each line. The new system resulted in a more accurate valuation of inventories and recording of cost of products sold during the individual quarters, consistent with the manner used to value inventory at previous June year ends. As a result of this implementation, cost of products sold reported during the six months ended December 28, 1996, was $16.9 million (26 cents per share) higher than what would have been reported using the prior method, while cost of products sold in the six months ended June 28, 1997, had an equally positive impact.

Financial Statements

Intangibles

  Intangibles primarily represent the excess of the purchase price over the fair value of the net tangible assets of acquired businesses and are amortized over various periods of up to 40 years. Accumulated amortization at January 2, 1999, and January 3, 1998, was $21.9 million and $19.3 million, respectively. The carrying value of intangible assets is assessed semiannually, or more often when factors indicate an impairment. The company employs an undiscounted cash flow method to assess these assets. The intangible balance also includes the intangible asset related to additional minimum pension liability of $1.3 million and $1.4 million at January 2, 1999, and January 3, 1998, respectively.

Property and Equipment

  Property and equipment are carried at cost. Depreciation and amortization on buildings, machinery and equipment and capitalized software, including purchased software and software implementation costs, is provided principally on the straight-line method for financial reporting purposes over their estimated useful lives: buildings, 15 to 40 years; machinery and equipment, three to 10 years; capitalized software, two to five years. The carrying value of property, equipment and capitalized software is assessed when circumstances indicate that their carrying value may be impaired or not recoverable. The company determines such impairment by measuring undiscounted future cash flows. If an impairment is present, the assets are reported at fair value.

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

  In March 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (SOP) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. The SOP, which was adopted in 1998, requires the capitalization of certain costs incurred to develop or obtain internal-use software. The effect of adopting the SOP was to increase net income in 1998 by $1.1 million, or 3 cents per share.

Income Taxes

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

Foreign Currency

  The company enters into foreign currency forward contracts to hedge purchases of inventory in foreign currency. The purpose of these hedging activities is to protect the company from the risk that inventory purchases denominated in foreign currency will be adversely affected by changes in foreign currency rates. The amount of contracts outstanding at January 2, 1999, and January 3, 1998, were zero and $2.4 million, respectively. The company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts. The amount of this credit exposure is generally limited to unrealized gains on the contracts. At January 2, 1999, and January 3, 1998, there were no material unrealized gains or losses on outstanding foreign currency forward contracts.

  Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in comprehensive income. Realized and unrealized gains and losses on forward contracts used to purchase inventory for which the company has firm purchase commitments qualify as accounting hedges and are therefore deferred and recognized in income when the inventory is sold.

Notes to Consolidated Financial Statements Jostens Inc. and Subsidiaries

Earnings Per Common Share

  Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the average number of common shares outstanding, including the dilutive effects of options, restricted stock and contingently issuable shares. Unless otherwise noted, references are to diluted earnings per share.

                                                                Years ended              Six months ended  Year ended
                                                       --------------------------------- ----------------  ----------
                                                       January 2  January 3  December 28    December 28      June 30
In thousands, except per-share data                       1999       1998        1996          1996            1996
---------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE -- BASIC
Net income (loss)                                        $41,820    $57,183      $36,336      $  (803)       $51,625
Weighted average common shares outstanding -- basic       36,527     38,773       38,639       38,647         40,157
---------------------------------------------------------------------------------------------------------------------
Net income (loss) per share -- basic                     $  1.14    $  1.47      $  0.94      $ (0.02)       $  1.29
=====================================================================================================================
EARNINGS PER SHARE -- DILUTED
Net income (loss)                                        $41,820    $57,183      $36,336      $  (803)       $51,625
Weighted average common shares outstanding -- basic       36,527     38,773       38,639       38,647         40,157
Effect of dilutive securities:
  Stock options and awards                                   178        196          176          116            180
---------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding -- diluted     36,705     38,969       38,815       38,763         40,337
---------------------------------------------------------------------------------------------------------------------
Net income (loss) per share -- diluted                   $  1.14    $  1.47      $  0.94      $ (0.02)       $  1.28
=====================================================================================================================

New Accounting Standards

  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 will be effective for the company beginning January 2, 2000, and requires recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities or firm commitments are recognized through earnings or in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has not yet determined the effect of SFAS 133 on the earnings and financial position of the company.

Reclassification

  Certain balances have been reclassified to conform to the January 2, 1999, presentation.

                                       2
                     SUPPLEMENTAL BALANCE SHEET INFORMATION

                                             January 2     January 3
In thousands                                    1999          1998
--------------------------------------------------------------------
INVENTORIES
Finished goods                               $  38,141     $  38,122
Work-in-process                                 29,735        29,388
Raw materials and supplies                      22,618        24,552
--------------------------------------------------------------------
Total inventories                            $  90,494     $  92,062
====================================================================
PROPERTY AND EQUIPMENT
Land                                         $   4,866     $   4,928
Buildings                                       36,210        35,500
Machinery and equipment                        182,698       185,177
Capitalized software                            32,391         6,142
--------------------------------------------------------------------
Total property and equipment                   256,165       231,747
Accumulated depreciation and amortization     (167,518)     (157,609)
--------------------------------------------------------------------
Property and equipment, net                  $  88,647     $  74,138
====================================================================

                                      3
                              COMPREHENSIVE INCOME

     In 1998, The company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. SFAS 130 requires minimum pension liability adjustments and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' investment, to be included in other comprehensive income. The adoption of SFAS 130 resulted in revised and additional disclosures but had no impact on the company's consolidated financial position, results of operations or liquidity. The following amounts were included in accumulated other comprehensive loss at January 2, 1999, and January 3, 1998:


                                                        January 2    January 3
In thousands                                              1999         1998
------------------------------------------------------------------------------
Minimum pension liability adjustments, net of tax       $(2,043)      $  (992)
Foreign currency translation adjustments                 (5,722)       (4,146)
------------------------------------------------------------------------------
Accumulated other comprehensive loss                    $(7,765)      $(5,138)
==============================================================================

                                       4
                                   BORROWINGS

     The company has a $180 million, five-year bank credit agreement that expires December 31, 2000. Credit available under the agreement is reduced by commercial paper borrowings outstanding. Annual fees and interest on borrowings are based on the company's commercial paper rating. Annual fees range from 0.075 to 0.15 percent of the commitment. The weighted average interest rate on commercial paper outstanding at January 2, 1999, and January 3, 1998, was 5.8 and 6.2 percent, respectively. Under the restrictive covenants of the agreement, the company must maintain a defined minimum interest coverage ratio and a maximum leverage ratio. At January 2, 1999, $86 million was available under the bank credit agreement.

     In 1997, the company entered into a 12-month interest rate swap agreement that expired December 29, 1998, as a means of managing its interest rate risk. Under the terms of the agreement, the company paid interest at a rate of 5.89 percent and received interest weekly at a floating rate equal to the seven-day U.S. commercial paper rate, without the exchange of the underlying notional amount upon which the payments were based. The notional amount of the agreement changed weekly based on the company's borrowings. The difference paid or received from counterparties as interest rates changed was included in other liabilities or assets, with the corresponding amount accrued and recognized as an adjustment of interest expense related to the debt. The fair value of swap agreements are not recognized in the financial statements.

     Commercial paper outstanding is due within 90 days and is included in notes payable in the consolidated balance sheets.

     In addition, the company had available at January 2, 1999, unsecured demand facilities with three banks totaling $54.2 million. Such credit arrangements are renegotiated periodically based on the anticipated seasonal needs for short-term financing.

Notes to Consolidated Financial Statements Jostens Inc. and subsidiaries

                                      5
                                 INCOME TAXES

  The following summarizes the differences between income taxes computed at the U.S. statutory rate and income tax expense for financial reporting purposes:

                                                              Years ended          Six months ended  Year ended
                                                        ========================== ================ ===========
                                                        January 2        January 3     December 28    June 30
Dollars in thousands                                      1999             1998          1996           1996
---------------------------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                       35%               35%         35%             35%
Federal tax at statutory rate                           $29,232           $32,684        $  9         $30,618
State income taxes, net of federal tax benefit            4,509             4,223         (84)          4,012
Write-off of JLC notes and related deferred tax assets    7,245                --          --              --
Reduction in deferred tax valuation allowance              (750)           (2,030)         --              --
Other differences, net                                    1,464             1,323         904           1,224
---------------------------------------------------------------------------------------------------------------
Income tax expense                                      $41,700           $36,200        $829         $35,854
===============================================================================================================

  The U.S. and foreign components of income before income taxes and the provision for income taxes were as follows:

                                                              Years ended          Six months ended  Year ended
                                                        ========================== ================ ===========
                                                        January 2        January 3     December 28    June 30
In thousands                                              1999             1998          1996           1996
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES
Domestic                                                $ 77,756          $88,275        $(3,585)     $82,818
Foreign                                                    5,764            5,108          3,611        4,661
---------------------------------------------------------------------------------------------------------------
Income before income taxes                              $ 83,520          $93,383        $    26      $87,479
===============================================================================================================
PROVISION FOR INCOME TAXES
Federal                                                 $ 18,435          $30,227        $(6,943)     $21,425
State                                                      4,439            6,864           (101)       5,385
Foreign                                                    3,114            2,512            948        2,041
---------------------------------------------------------------------------------------------------------------
Total current taxes                                       25,988           39,603         (6,096)      28,851
Deferred                                                  15,712           (3,403)         6,925        7,003
---------------------------------------------------------------------------------------------------------------
Income tax expense                                      $ 41,700          $36,200        $   829      $35,854
===============================================================================================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the deferred income tax liabilities and assets as of January 2, 1999, and January 3, 1998, were as follows:

                                           ========================
                                           January 2      January 3
In thousands                                  1999           1998
-------------------------------------------------------------------
DEFERRED TAX LIABILITIES

Tax over book depreciation                   $ (4,083)      $(3,763)
Capitalized software development costs         (8,076)       (2,285)
Other, net                                     (2,792)       (2,800)
-------------------------------------------------------------------
DEFERRED TAX LIABILITIES                      (14,951)       (8,848)
-------------------------------------------------------------------
DEFERRED TAX ASSETS

Reserves not recognized for tax purposes       11,994        12,489
Net operating loss and tax credit
 carryforwards of acquired companies              687         1,844
Foreign tax credit carryforwards                1,900         2,915
Deferred gain on sale of JLC                       --         5,908
Other, net                                     10,492        11,893
-------------------------------------------------------------------
Deferred tax assets                            25,073        35,049

VALUATION ALLOWANCE                            (1,900)       (2,915)
-------------------------------------------------------------------
DEFERRED TAX ASSETS                            23,173        32,134
-------------------------------------------------------------------
NET DEFERRED TAX ASSET                       $  8,222       $23,286
===================================================================


     The net deferred tax asset at January 2, 1999, consisted of $14.7 million of current net deferred tax assets and $6.5 million of noncurrent net deferred tax liabilities. The net deferred tax asset at January 3, 1998, consisted of $15.5 million of current and $7.8 million of noncurrent net deferred tax assets.

     At January 2, 1999, the company had net operating loss carryforwards (NOLs) from business acquisitions of $2 million for federal income tax purposes that expire in the years 1999 through 2002. In 1998, the company consolidated two legal entities, which management believes will allow the company to utilize the remaining NOLs. The company also has foreign tax credit carryforwards of $1.9 million that expire in 1999 through 2002. The foreign tax credits of $1.9 million and $2.9 million at January 2, 1999, and January 3, 1998, were fully reserved.

Notes to Consolidated Financial Statements         Jostens Inc. and subsidiaries

                                      6
                                 BENEFIT PLANS

     In 1998, the company adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS 132 revises the disclosures for pensions and other postretirement benefits; however, this statement has no impact on the company's consolidated net income or shareholders' investment. Financial information from prior periods contained in this report conforms to SFAS 132 requirements.

     Noncontributory defined-benefit pension plans cover nearly all employees. The benefits provided under the plans are based on years of service and/or compensation levels. The company also provides health care insurance benefits for nearly all retirees. Generally, the health care plans require contributions from retirees. The following tables contain information on the company's pension and postretirement plans:

                                                                      Six months      Year
                                                 Years ended             ended       ended
                                             -----------------------------------------------
Pension Benefits                             January 2   January 3    December 28    June 30
In thousands                                   1999        1998          1996         1996
--------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                 $  4,044    $  3,988       $ 1,899      $3,459
Interest cost                                   8,838       8,346         4,061       7,737
Expected return on plan assets                (13,447)    (11,653)       (5,431)     (9,759)
Amortization of prior year service cost         1,716       1,585           793       1,578
Amortization of transition amount                (894)       (894)         (447)       (894)
Amortization of net actuarial gains              (929)       (698)         (318)       (547)
--------------------------------------------------------------------------------------------
Net periodic benefit (income) cost           $   (672)   $    674       $   557     $ 1,574
============================================================================================

                                                                       Six months     Year
                                                  Years ended            ended        ended
                                              ----------------------------------------------
Retiree Health Benefits                       January 2   January 3    December 28   June 30
In thousands                                    1999       1998          1996         1996
--------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                    $  65       $  61         $  30        $ 72
Interest cost                                     372         377           185         450
Amortization of prior year service cost            (7)         (7)           (4)         (7)
Amortization of net actuarial gains               (95)       (109)          (57)        (34)
--------------------------------------------------------------------------------------------
Net periodic benefit cost                       $ 335       $ 322         $ 154        $481
============================================================================================

                                                                     Pension Benefits     Retiree Health Benefits
                                                                        Years ended             Years ended
                                                                    =============================================
                                                                    January 2  January 3  January 2     January 3
In thousands                                                           1999       1998       1999          1998
-----------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                              $117,670   $110,700   $ 5,047        $ 5,064
Service cost                                                            4,044      3,988        65             61
Interest cost                                                           8,838      8,346       372            377
Plan amendments                                                         1,575      1,311        --             --
Actuarial loss (gain)                                                  14,004     (3,508)      643            (26)
Benefits paid                                                          (7,306)    (3,167)     (889)          (429)
-----------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                    $138,825   $117,670   $ 5,238        $ 5,047
=================================================================================================================
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                       $167,246   $125,803   $    --        $    --
Actual return on plan assets                                            2,397     39,899        --             --
Company contributions                                                   1,766      4,710       889            429
Benefits paid                                                          (7,306)    (3,166)     (889)          (429)
-----------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                             $164,103   $167,246   $    --        $    --
=================================================================================================================
FUNDED STATUS:
Funded (unfunded) status at end of year                              $ 25,278   $ 49,576   $(5,238)       $(5,047)
Unrecognized cost:
Net actuarial gains                                                   (23,611)   (49,593)   (1,095)        (1,832)
Transition amount                                                      (4,179)    (5,073)       --             --
Prior service cost                                                     10,285     10,426       (58)           (66)
-----------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                       $  7,773   $  5,336   $(6,391)       $(6,945)
=================================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:
Prepaid benefit cost                                                 $ 22,918   $ 20,199   $    --        $    --
Accrued benefit liability                                             (19,808)   (17,922)   (6,391)        (6,945)
Intangible asset                                                        1,283      1,379        --             --
Accumulated other comprehensive income                                  3,380      1,680        --             --
-----------------------------------------------------------------------------------------------------------------
Net amount recognized                                                $  7,773   $  5,336   $(6,391)       $(6,945)
=================================================================================================================

  Amounts applicable to the company's plan with accumulated benefit obligations in excess of plan assets were as follows:

                                                                                                 Years ended
                                                                                            =====================
                                                                                            January 2   January 3
In thousands                                                                                   1999        1998
-----------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                                  $21,048    $18,851
Accumulated benefit obligation                                                                 19,808     17,736
Fair value of plan assets                                                                          --        --
=================================================================================================================

  The assumptions used in determining the components of pension and retiree health expense were as follows:

                                                      Pension Benefits                        Retiree Health Benefits
                                                             Six months     Year                            Six months      Year
                                        Years ended            ended       ended         Years ended           ended        ended
                                    ==============================================================================================
                                    January 2   January 3   December 28   June 30   January 2   January 3   December 28    June 30
                                       1999        1998         1996        1996       1999        1998         1996         1996
----------------------------------------------------------------------------------------------------------------------------------
Discount rate                          7.00%       7.75%        7.75%       7.75%      7.00%      7.75%         7.75%        7.75%
Expected return on plan assets        10.00%      10.00%       10.00%      10.00%        --         --            --           --
Rate of compensation increase          5.00%       5.00%        5.00%       5.00%        --         --            --           --
Initial health care cost trend rate*     --          --           --          --       8.00%       9.00%       10.00%       12.00%
=================================================================================================================================

*Assumed to decrease to 6 percent in 2002.

Notes to Consolidated Financial Statements    Jostens Inc. and subsidiaries


     A 1 percentage-point change in the assumed health care cost trend rate would have the following effects:

                                          ===============================
                                          1 Percentage-    1 Percentage-
In thousands                              Point Increase   Point Decrease
-------------------------------------------------------------------------
Effect on total of service and interest
 cost components for the year
 ended January 2, 1999                         $ 23             $ 22

Effect on postretirement benefit
 obligation as of January 2, 1999              $325             $316
=========================================================================

     Plan assets consist primarily of corporate equity as well as corporate U.S. government debt and real estate. Corporate equity investments include the fair value of the company's common stock of $5.3 million at January 3, 1998. There were no investments in the company's common stock at January 2, 1999.

     In its retirement savings plan, which covers nearly all nonunion employees, the company provides a matching contribution on amounts, limited to 6 percent of compensation, contributed by employees. The company's contribution, in the form of Jostens common shares purchased in the open market, was $2.6 million in 1998, $2.3 million in 1997, $1.1 million in the six-month period ended December 28, 1996, and $2.4 million in the fiscal year ended June 30, 1996. This represents 50 percent of eligible employee contributions.

                                       7
                         COMMITMENTS AND CONTINGENCIES

Gold Forward Purchase Contracts

     The company has forward contracts of $19 million for commitments to purchase gold that mature at various times in 1999.

Consigned Gold

     The company has a gold consignment arrangement with a major financial institution whereby the company has the ability to obtain up to $15 million in consigned inventory. In 1998 and 1997, the company expensed consignment fees of approximately $92,000 and $72,000, respectively, in connection with this facility. Under the terms of the consignment arrangement, the company does not own the consigned gold until it is shipped in the form of a product to a customer. Accordingly, the company does not include for financial statement purposes the value of consigned gold in inventory with a corresponding liability.

     The value of the company's consigned gold at January 2, 1999, and January 3, 1998, was $14.4 million and $6.8 million.

Environmental

     As part of its environmental management program, the company is involved in various environmental remediation activities. As sites are identified and assessed in this program, the company determines potential environmental liability. Factors considered in assessing liability include, among others, the following: whether the company had been designated as a potentially responsible party, the number of other potentially responsible parties designated at the site, the stage of the proceedings and available environmental technology. As of January 2, 1999, the company had identified three sites requiring further investigation. However, the company has not been designated as a potentially responsible party at any site.

     Management has assessed the likelihood that a loss has been incurred at one of its sites as probable and, based on findings included in remediation reports and discussions with legal counsel, estimated the potential loss at January 2, 1999, to range from $3 million to $4.2 million. As of January 2, 1999, $4.2 million had been accrued and is included with "other accrued liabilities" on the consolidated balance sheets. While Jostens may have a right of contribution or reimbursement under insurance policies, amounts recoverable from other entities with respect to a particular site are not considered until recoveries are deemed probable. No assets for potential recoveries were established as of January 2, 1999.

Sales Force

     In 1997, the company changed the contract for sales representatives who serve the college market for Jewelry and Graduation Products from independent sales representatives to company employees. The change was made to better enable the company to address market needs and strengthen its position in the market.

     These representatives' previous contracts called for a transition commission, which historically was paid by the new sales representatives who assumed responsibility for the accounts of the outgoing representative, with the company acting as a collection agent. College market sales representatives who elected to become Jostens employees forfeited their right to the transition commission in exchange for participation in a newly created severance plan and other employee benefit programs. As a result, the company will recognize approximately $4 million of severance costs ratably over these representatives' estimated average remaining service period of five years. The company recognized severance costs of $691,000 in 1998 and $358,000 in 1997. Representatives who elected not to become employees will receive estimated future transition payments from the company of $5.5 million in exchange for helping to transition and retain existing business and for signing agreements not to compete. These costs are recognized as a charge to operations ratably over the individual noncompete periods, generally three years, and were $1.4 million in 1998 and $763,000 in 1997.

Litigation

     In January 1999, a federal judge in Texas overturned a jury's $25.3 million verdict against Jostens in an antitrust lawsuit. The judge, acting on Jostens' post-trial motions, set aside the jury's verdict and dismissed all claims against Jostens in the case. Yearbook competitor Taylor Publishing, a unit of Insilco Holding Corp. and the plaintiff in the case, has indicated in a press release that it intends to appeal the decision and will seek to have the jury verdict reinstated. No costs were accrued related to the lawsuit, as management's assessment of a potential loss was unlikely.

     Jostens is a party to litigation arising in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes the impact on the company's consolidated results of operations and financial position, if any, for the disposition of these matters will not be material.

                                       8
                            SHAREHOLDERS' INVESTMENT

Share Repurchases

     In December 1998, the Board of Directors authorized the repurchase of up to $100 million shares of the company's common stock. Under the authorization, shares may be repurchased periodically in the open market and through privately negotiated transactions. The repurchase is to be funded from the company's cash, short-term investments and short-term borrowings. A similar $100 million repurchase program was authorized in July 1997 and completed in the fourth quarter of 1998. Under this program the company repurchased 4.4 million shares, including 3.6 million shares for $80 million in 1998. In fiscal year 1996, the company repurchased 7 million shares for $169 million.

Stock Options and Restricted Stock

     Under stock option plans, the company has granted to key employees options to purchase Jostens common shares at 100 percent of the market price on the dates the options were granted. One plan also provides for increases in the number of shares available for future grants equal to 1 percent of the outstanding common shares on July 1 of each year through 2002. The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options and long-term management incentive plans, which are described below. Accordingly, no compensation cost has been recognized for these plans. Had the company determined compensation cost based upon the fair value at the grant dates for its stock option and long-term management incentive plans under SFAS No. 123, Accounting for Stock-Based Compensation, the company's consolidated net income and earnings per share would have been affected by the pro forma amounts indicated below.

                                         Years ended
                              ==================================
In thousands,                 January 2    January 3     June 30
except per-share data           1999         1998         1996
----------------------------------------------------------------
Net income
 As reported                   $41,820      $57,183      $51,625
 Pro forma                     $41,404      $56,800      $51,500
----------------------------------------------------------------
Basic earnings per share
 As reported                   $  1.14      $  1.47      $  1.29
 Pro forma                     $  1.13      $  1.46      $  1.28
----------------------------------------------------------------
Diluted earnings per share
 As reported                   $  1.14      $  1.47      $  1.28
 Pro forma                     $  1.13      $  1.46      $  1.28
================================================================

Notes to Consolidated Financial Statements        Jostens Inc. and subsidiaries

     The pro forma amounts indicated above reflect the amortization to expense the estimated fair value of the stock awards over the awards' vesting period. The effects of applying the fair value method of measuring compensation expense in 1998, 1997 and fiscal 1996 are not likely to be representative of the effects for future years, in part because the fair value method was applied only to stock options granted after June 30, 1995.

     The weighted average fair values of options granted in 1998, 1997 and fiscal 1996 are $4.67, $4.44 and $4.18 per option, respectively. The company used the weighted average assumptions in the Black-Scholes option pricing model in estimating the fair value of stock options at the date of grant, as shown in the following table:

                                               Years ended
                                     ===============================
                                      January 2  January 3   June 30
                                        1999       1998        1996
--------------------------------------------------------------------
Risk-free rate                           4.7%       5.4%       6.2%

Dividend yield                           3.8%       3.6%       3.9%

Volatility factor of the
  expected market price
  of the company's
  common stock                            26%        22%        20%
Expected life of the award               5.2        4.7        5.2
====================================================================

Following is a summary of stock option activity:

                                                          Years ended                       Six months ended        Year ended
                                           January 2, 1999          January 3, 1998         December 28, 1996      June 30, 1996
                                        ===========================================================================================
                                                     Weighted                Weighted               Weighted               Weighted
                                                     average                 average                average                average
                                          Shares     exercise     Shares     exercise     Shares    exercise     Shares    exercise
In thousands, except dollar amounts                    price                   price                  price                  price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding  beginning of year             2,215       $22.31     2,882        $22.13      2,751      $22.38      2,971      $22.39
Granted                                      946       $23.47       496        $24.69        192      $18.66        278      $22.61
Exercised                                   (199)      $23.81      (581)       $25.05        (26)     $19.32       (163)     $17.53
Forfeited                                    (62)      $24.40      (582)       $25.14        (35)     $24.95       (335)     $25.04
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding  end of year                   2,900       $22.69     2,215        $22.31      2,882      $22.13      2,751      $22.38
Exercisable at end of year                 1,289       $22.84       969        $23.79      1,573      $24.73      1,491      $24.87
Reserved for issuance                      4,441                  4,272                    4,448                  4,098
Available for future grants                1,495                  1,966                    1,511                  1,292
===================================================================================================================================

  At January 2, 1999, the range of exercise prices on outstanding options were as follows:

                                            Options outstanding                            Options exercisable
                              =========================================================================================
                                    Number      Weighted-average
                                 outstanding     remaining life  Weighted-average  Number exercisable   Weighted-average
Range of exercise prices       (in thousands)     (in years)      exercise price     (in thousands)      exercise price
-----------------------------------------------------------------------------------------------------------------------
$16.56 - $20.00                       939            5.7             $18.21                 596              $18.14
$20.01 - $25.00                     1,668            8.2             $23.81                 400              $24.14
$25.01 - $30.00                       110            2.1             $26.26                 110              $26.26
$30.01 - $34.19                       183            2.6             $33.27                 183              $33.27
-----------------------------------------------------------------------------------------------------------------------
Summary                             2,900            6.8             $22.69               1,289              $22.84
=======================================================================================================================

     The company has a stock incentive plan under which eligible employees have been awarded restricted shares of common stock of the company. The awards have restriction periods that are tied primarily to employment and/or service. The awards are recorded at market value on the date of the grant as unearned compensation and amortized over the restriction periods. Restricted stock and annual expense information is as follows:

                                             Years ended
                                 ===================================
                                   January 2  January 3  December 28
Restricted stock awards              1999       1998        1996
                                                         (unaudited)
--------------------------------------------------------------------
Number of restricted
  shares awarded during
  the year                            5,350     46,050       6,000
Average market price of
  shares awarded during
  the year                          $ 23.72    $ 23.51     $ 20.03
Restricted shares
  outstanding at year end            47,100     53,350      63,517
Annual expense, net
  (in thousands)                    $   416    $    36     $    39

     In July 1997, a new management incentive plan was approved. Under the plan, certain members of the senior management team would receive the market value of up to 56,400 shares of Jostens common stock upon achieving specific financial targets in 1998. Under the plan, 50 percent of the value of the award would be paid in cash and 50 percent in unrestricted common stock of the company. The company recorded $1.1 million as compensation expense in 1998 as a result of achieving the financial targets contained in the plan.

Shareholder Rights Plan

     In July 1998, the Board of Directors declared a distribution to shareholders of one preferred share purchase right for each outstanding share of common stock. The dividend was payable August 19, 1998, to shareholders of record at the close of business on that date. Each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90. If a person or group acquires at least 20 percent of the company's common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right's then-current exercise price, a number of Jostens common shares having a market value of twice the exercise price. In addition, if Jostens is acquired in a merger or other business combination transaction after a person has acquired at least 20 percent of the company's common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice the exercise price. If a person or group acquires at least 20 percent and less than 50 percent of the company's common stock, the Board of Directors may exchange the rights (other than the rights owned by the acquiring person or group), in whole or in part, for the number of shares of common stock per right as could be purchased at the then-current exercise price. Before a person or group acquires at least 20 percent of the company's stock, the rights are redeemable for one-tenth of a cent per right at the option of a committee of the board composed exclusively of the company's independent, non-employee directors. The rights will expire in August 2008, unless extended or redeemed earlier by the company.

                                       9
                               BUSINESS SEGMENTS

     The company adopted SFAS no. 131, Disclosures About Segments of an Enterprise and Related Information, during the quarter ended January 2, 1999. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements of public companies and requires selected information about operating segments to be reported in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services and geographic areas. The company has defined its operating segments based upon the financial information available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Jostens' operations are classified into two business segments based upon products and services provided: school-based recognition products and services (School Products) and longevity and performance recognition products and services for business (Recognition). The School Products segment manufactures and sells products and services including yearbooks, class rings, graduation products and student photography packages, as well as customized products for university alumni and other affinity groups. The Recognition segment manufactures and sells customized sales, service and business achievement awards. The Other segment includes principally corporate amounts.

Notes to Consolidated Financial Statements     Jostens Inc. and subsidiaries


     The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Jostens evaluates performance based on the operating income of the segment. Revenues are reported in the geographic area where the final sales to customers are made, rather than where the transaction originates.

     Financial information by reportable business segment is included in the following summary:

                                                    Years ended                 Six months ended   Year ended
                                          ====================================================================
                                          January 2   January 3      December 28   December 28       June 30
                                             1999        1998           1996           1996            1996
In thousands                                                         (unaudited)
--------------------------------------------------------------------------------------------------------------
NET SALES FROM EXTERNAL CUSTOMERS
School Products                            $659,505    $631,931          $599,179      $232,588      $586,098
Recognition                                 103,929     103,651           101,323        41,076       100,208
Other                                         7,483       6,897             8,232         3,454         8,843
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               $770,917    $742,479          $708,734      $277,118      $695,149
==============================================================================================================
OPERATING INCOME
School Products(1)                         $127,889    $109,079          $ 85,899      $ 19,086      $100,373
Recognition(2)                               10,430       8,916             3,048        (4,616)        8,661
Other                                       (36,130)    (18,333)          (17,021)      (10,318)      (14,232)
--------------------------------------------------------------------------------------------------------------
Consolidated                                102,189      99,662            71,926         4,152        94,802
Net interest expense                         (6,660)     (6,279)           (8,973)       (4,126)       (7,323)
Write-off of JLC notes receivable, net      (12,009)         --                --            --            --
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                 $ 83,520    $ 93,383          $ 62,953      $     26      $ 87,479
==============================================================================================================
IDENTIFIABLE ASSETS
School Products                            $262,345    $272,005          $269,488      $269,488      $253,830
Recognition                                  43,089      43,080            43,253        43,253        48,190
Other                                        60,733      75,645            71,106        71,106        81,954
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               $366,167    $390,730          $383,847      $383,847      $383,974
==============================================================================================================
DEPRECIATION AND AMORTIZATION
School Products                            $ 16,032    $ 15,244          $ 12,275      $  7,197      $ 11,086
Recognition                                   2,749       3,002             2,369         1,409         2,056
Other                                         4,390       3,896             3,044         1,328         3,415
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               $ 23,171    $ 22,142          $ 17,688      $  9,934      $ 16,557
==============================================================================================================
CAPITAL EXPENDITURES
School Products                            $ 12,358    $ 14,754          $ 13,865      $  7,691      $ 13,023
Recognition                                   1,966       2,036             1,669         1,434           381
Other                                        22,612       7,591             1,330           772         1,967
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED                               $ 36,936    $ 24,381          $ 16,864      $  9,897      $ 15,371
==============================================================================================================

(1) Includes A LIFO gain from converting owned gold to consigned gold of $2.3 million in 1998 and $5.4 million in 1997, offset by charges of $2.5 million in 1998 and $2.6 million in 1997 for plant closing costs. Operating income in 1996 included $16.9 million higher cost of products sold as a result of implementing a new inventory cost accounting system.

(2) Includes a LIFO gain from converting owned gold to consigned gold of $1.4 million in 1998 and in 1997. Operating income in 1996 also included $6 million in environmental charges.

                                                                Years ended              Six months ended  Year ended
                                                     ================================================================
                                                     January 2    January 3  December 28    December 28      June 30
                                                       1999         1998        1996           1996           1996
Dollars in thousands                                                         (unaudited)
---------------------------------------------------------------------------------------------------------------------
SALES BY CLASSES OF SIMILAR PRODUCTS OR SERVICES
Printing, primarily yearbooks                        $258,452     $243,806     $230,219      $ 75,697        $226,520
Jewelry                                               194,283      186,816      177,465        92,465         172,655
Photography                                            47,297       48,245       48,791        35,714          48,465
Graduation products                                   159,473      153,066      142,706        28,714         138,458
Recognition                                           103,929      103,651      101,323        41,076         100,208
Other                                                   7,483        6,895        8,230         3,452           8,843
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                         $770,917     $742,479     $708,734      $277,118        $695,149
=====================================================================================================================
SALES BY GEOGRAPHIC AREA
United States                                        $732,041     $703,659     $668,700      $253,570        $654,531
Other, primarily Canada                                38,876       38,820       40,034        23,548          40,618
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                         $770,917     $742,479     $708,734      $277,118        $695,149
=====================================================================================================================
PROPERTY, PLANT AND EQUIPMENT AND
 INTANGIBLES (NET) BY GEOGRAPHIC AREA
United States                                        $108,411     $100,999     $ 90,071      $ 90,071        $ 90,478
Other, primarily Canada                                 8,401        3,888        4,836         4,836           4,891
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                         $116,812     $104,887     $ 94,907      $ 94,907        $ 95,369
=====================================================================================================================

                                      10
                     WRITE-OFF OF JLC NOTES RECEIVABLE, NET

     In June 1995, the company sold its Jostens Learning Corp. (JLC) curriculum software subsidiary to a group led by Bain Capital, Inc. As partial consideration for the sale, Jostens received two notes, which were discounted and recorded at their estimated fair values. In addition, the transaction gain of $13.2 million was deferred in accordance with the SEC Staff Accounting Bulletin No. 81, Gain Recognition on the Sale of a Business or Operating Assets to a Highly Leveraged Entity. The company recorded $12.9 million on its consolidated balance sheets representing the estimated fair value of the notes, net of the deferred gain.

     In January 1999, the company received information from JLC indicating to management that the carrying value of the notes were permanently impaired. As a result, the company wrote off $12 million in 1998 for the carrying value of the notes, net of miscellaneous JLC-related assets and liabilities, plus $3.7 million of net deferred tax assets associated with the initial sale of JLC that management does not expect to realize. In addition, the company did not record a tax benefit related to the write-off because it is currently not expected to be realized for tax purposes.

                                      11
                                  ACQUISITION

     The company purchased the Gold Lance class ring brand for $9.5 million in cash on July 31, 1997. Under the terms of the agreement, the company purchased the Gold Lance name, accounts and notes receivable, and tooling. The company also incurred $383,000 of direct, acquisition-related costs, which were capitalized as part of the purchase price. The acquisition was recorded using the purchase method of accounting, which resulted in the recording of $5.9 million of goodwill that is being amortized over 10 years.


Notes to Consolidated Financial Statements   Jostens Inc. and subsidiaries


Unaudited Quarterly Financial Data                                                      Total
In thousands, except per-share data          First     Second     Third      Fourth      Year
------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 2, 1999

Net sales                                  $ 168,277  $298,879  $ 127,009   $ 176,752  $ 770,917
Gross margin                                  99,604   156,320     56,539     106,659    419,122
Net income (loss)(1)                          10,496    37,632     (7,178)        870     41,820
Earnings (loss) per share(1)(2):
    Basic                                       0.28      1.02      (0.20)       0.02       1.14
    Diluted                                     0.28      1.01      (0.20)       0.02       1.14
Stock price:
    High                                    24 15/16    26 1/4     25 5/8      26 1/4     26 1/4
    Low                                      22 1/16    22 7/8    19 9/16          19         19
Dividends per share                             0.22      0.22       0.22        0.22       0.88
================================================================================================
YEAR ENDED JANUARY 3, 1998

Net sales                                  $ 150,437  $297,316  $ 109,079   $ 185,647  $ 742,479
Gross margin                                  86,041   151,025     45,671     108,452    391,189
Net income (loss)                              9,954    38,323     (6,187)     15,093     57,183
Earnings (loss) per share(2):
    Basic                                       0.26      0.99      (0.16)       0.39       1.47
    Diluted                                     0.26      0.98      (0.16)       0.39       1.47
Stock price:
    High                                      22 7/8    26 7/8   28 13/16    27 15/16   28 13/16
    Low                                           20    21 5/8     23 1/4     22 3/16         20
Dividends per share                             0.22      0.22       0.22        0.22       0.88
================================================================================================

(1) Includes a $15.7 million charge (43 cents per share) in the fourth quarter of 1998 for the write-off of JLC notes receivable and related net deferred tax assets.

(2) Amounts may not total to the annual earnings per share because each quarter and the year are calculated separately based on average outstanding shares and common share equivalents during that period.

                                           Years ended          Six months                      Years ended
                                                                  ended
Seven-Year Financial Summary         ---------------------------------------------------------------------------------------------
Dollars in thousands, except            January 2   January 3    December 28   June 30   June 30    June 30    June 30    June 30
per-share data                             1999        1998         1996        1996       1995      1994       1993        1992
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Net sales                                 $ 770.9   $   742.5       $ 277.1    $ 695.1   $ 665.1   $ 649.9    $ 634.8     $ 639.2
Cost of products sold                       351.8       351.3         141.5      332.2     313.7     313.8      310.4       314.0
Net interest expense                          6.7         6.3           4.1        7.3       0.7       5.0        5.7         8.7
Income taxes                                 41.7        36.2           0.8       35.9      38.0      20.5       10.7        29.8
Income (loss)--continuing
  operations                                 41.8        57.2          (0.8)      51.6      55.9      28.0        8.5        45.2
Return on sales--continuing
  operations                                  5.4%        7.7%         (0.3%)      7.4%      8.4%      4.3%       1.3%        7.1%
Net income (loss)                            41.8        57.2          (0.8)      51.6      50.4     (16.2)     (12.7)       59.2
Return on investment                         45.1%       47.7%         (0.7%)     26.3%     19.1%     (5.7%)     (3.7%)      16.9%
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Current assets                            $ 240.5   $   252.5       $ 257.5    $ 251.3   $ 402.4   $ 396.1    $ 401.6     $ 436.3
Working capital                             (47.2)        6.3          11.8        8.9     206.3     172.7      185.3       232.2
Current ratio                                 0.8         1.0           1.0        1.0       2.1       1.8        1.9         2.2
Property and equipment, net                  88.6        74.1          67.6       67.0      67.8      75.8       88.9        89.2
Total assets                                366.2       390.7         383.8      384.0     548.0     569.8      613.5       643.3
Notes payable                                93.9        50.0          90.9       27.6        --        --         --          --
Long-term debt, including current
  maturities                                  3.6         3.6           3.9       53.9      54.3      54.8       55.3        79.4
Shareholders' investment                     58.6       127.1         112.6      121.8     270.6     256.6      315.7       364.7
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE DATA
Basic EPS--continuing operations          $  1.14   $    1.47       $ (0.02)   $  1.29   $  1.23   $  0.61    $  0.19     $  1.00
Basic EPS--net income (loss)                 1.14        1.47         (0.02)      1.29      1.11     (0.36)     (0.28)       1.32
Diluted EPS--continuing operations           1.14        1.47         (0.02)      1.28      1.22      0.62       0.19        1.09
Diluted EPS--net income (loss)               1.14        1.47         (0.02)      1.28      1.10     (0.36)     (0.28)       1.43
Cash dividends declared                      0.88        0.88          0.22       0.88      0.88      0.88       0.88        0.84
Book value                                   1.67        3.31          2.91       3.15      5.95      5.64       6.95        8.10
Common shares outstanding                    35.1        38.4          38.7       38.7      45.5      45.5       45.4        45.0
Stock price high                           26 1/4    28 13/16        22 1/4     25 1/8    21 5/8    20 7/8     31 1/4      37 3/8
Stock price low                                19          20        17 1/4     19 1/2    15 3/4    15 1/8     16 1/2      24 1/8
---------------------------------------------------------------------------------------------------------------------------------

Net income for 1998 reflects a charge of $15.7 million (43 cents per share) for the write-off of JLC notes receivable and related net deferred tax assets. Discontinued operations reflects JLC, Wicat Systems and Sportswear. Restructuring charges totaling $8.5 million and $40.2 million were recorded in continuing operations and $60.9 million and $25.4 million in discontinued operations in fiscal 1994 and 1993, respectively. In fiscal 1994, $16.9 million was recorded for provisions related to revised estimates of reserves for inventories, receivables and overdrafts. Net income for fiscal 1993 reflects the cumulative effect of adopting SFAS 106 of $6.7 million ($4.2 million after tax, or 9 cents per share). Net income for fiscal 1995 reflects the cumulative effect of adopting SFAS 112 of $1.1 million ($600,000 after tax, or 1 cent per share).

Corporate Information

BOARD OF DIRECTORS



[picture]
Lilyan H. Affinito

Lilyan H. Affinito

Former Vice Chairman of the Board, President and Chief Operations Officer of
Maxxam Group Inc. ... Director, Caterpillar Inc. ... Chrysler Corp. ... Kmart
Corp. ... KeySpan Energy Corporation (Member, Audit Committee and Compensation
Committee)

[picture]
Mannie L. Jackson

Mannie L. Jackson

Chairman of the Board, Harlem Globetrotters Inc. ... Former Senior Vice
President-Corporate Marketing and Administration, Honeywell Inc. ... Director,
Ashland Inc. ... Reebok International Ltd. ... The Stanley Works. (Member,
Compensation Committee)

[picture]
Robert C. Buhrmaster

Robert C. Buhrmaster

Chairman of the Board, President and Chief Executive Officer, Jostens Inc. ...
Director, The Toro Company. (Member, Executive Committee)

[picture]
Walker Lewis

Walker Lewis

Senior Advisor, SBC Warburg Dillon Read ... Chairman of the Board, Devon Value Advisors ... Former Chairman of the Board, Strategic Planning Associates ... Former President, Avon Products Inc., U.S. Division ... Director, American Management Systems ... Owens Corning ... London Fog Industries Inc.

[picture]
Richard A. Zona

Richard A. Zona

Vice Chairman, U.S. Bancorp. (Member, Audit Committee and Executive
Committee)

[picture]
Jack W. Eugster

Jack W. Eugster

Chairman of the Board, President and Chief Executive Officer, Musicland Stores
Corp. ... Director, Damark International Inc. ... Donaldson Co. Inc. ...
MidAmerican Energy Co. ... Shopko Stores Inc. (Member, Compensation Committee
and Executive Committee)

[picture]
Kendrick B. Melrose

Kendrick B. Melrose

Chairman of the Board and Chief Executive Officer, The Toro Company ...
Director, Donaldson Company Inc. ... SurModics Inc. ... Valspar Corp. (Member,
Audit Committee and Executive Committee)



MANAGEMENT

Robert C. Buhrmaster, 51
Chairman of the Board, President and Chief Executive Officer

David J. Larkin, 59
Executive Vice President and
Chief Operating Officer

Carl H. Blowers, 59
Senior Vice President-Manufacturing

William N. Priesmeyer, 54
Senior Vice President and
Chief Financial Officer

Bob Adkinson, 45
Vice President and Chief Information Officer

Michael Bailey, 43
Vice President and General Manager-Jostens School Solutions

William J. George, 50
Vice President, General Counsel and Corporate Secretary

Thomas W. Jans, 50
Vice President-Consumer Marketing and Channel Development

Rodney Jordan, 46
Vice President-Human Resources

Greg S. Lea, 46
Vice President and General Manager-Colleges and Universities

John Mann, 54
Vice President and General Manager-Scholastic

Lee U. McGrath, 42
Vice President-Treasurer

Patricia Schiavone, 47
Vice President and General Manager-Recognition

Kevin M. Whalen, 39
Vice President-Corporate Communications



Most photos in this annual report have been provided by high school and middle school students participating in the annual Jostens Photo Contest.

[RECYCLE LOGO]
This report was printed on recycled (and recyclable) paper containing 10% post-consumer waste.

Shareholder Information

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held at 10 a.m. Thursday, April 22, 1999, in the Jostens auditorium, 5501 Norman Center Drive, Minneapolis, Minnesota. All shareholders are invited to attend.

SHAREHOLDER INFORMATION

Common Stock

Communications concerning stockholdings, transfer requirements, address changes, dividend checks and requests for automatic dividend reinvestment brochures should be directed to the company's transfer agent and registrar: Norwest Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854. Telephone: (800) 468-9716.

Financial Publications

Investors seeking financial publications such as annual reports and form 10-Q and 10-K reports may call (612) 830-3214. Financial statements and other information about Jostens are also available electronically via the worldwide web at www.jostens.com.

General Stockholder and Investor Questions

Jostens maintains an Investor Relations office to assist stockholders and investors. Inquiries may be directed to: Heide Erickson, Director - Investor Relations, Jostens Inc., 5501 Norman Center Drive, Minneapolis, MN 55437. Telephone (612) 830-3332.

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

STOCK EXCHANGE LISTING

Jostens common stock is traded on the New York Stock Exchange under the trading symbol JOS. There were approximately 5,400 shareholders of record as of December 31, 1998.

                                                          [picture]
                                                          50s female cheerleader
[LOGO]

For more information about our products and services, please contact us.

Jostens Inc.
5501 Norman Center Drive    Telephone (612) 830-3300
Minneapolis, MN 55437       www.jostens.com